Exhibit 99.3

Technical Report on the Aurizona Gold Mine Maranhão, Brazil Effective Date: January 24, 2020 Report Date: April 27, 2020

Prepared for Equinox Gold Corp. by

AGP Mining Consultants Inc.

#246-132K Commerce Park Drive

Barrie, ON L4N 0Z7   Canada

Authors:

Eleanor Black, P.Geo.

Neil Lincoln, P.Eng.

Trevor Rabb, P. Geo.

Gordon Zurowski, P. Eng.

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Equinox Gold Corp. (Equinox) by AGP Mining Consultants Inc. (AGP). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AGP’s services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Equinox subject to terms and conditions of their contract with AGP. Their contract permits Equinox file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101 Standards of Disclosure for Mineral Projects. Except for the purposes legislated under applicable Canadian provincial, territorial, and federal securities law, any other use of this report by any third party is at that party’s sole risk.

Contents

1 Summary	1-1
1.1 Location	1-1
1.2 Mineral Tenure, Surface Rights and Royalties	1-1
1.3 Environment and Community Relations	1-2
1.4 Geological Setting and Mineralization	1-2
1.5 Exploration Status	1-3
1.6 Drilling	1-3
1.7 Sample Preparation, Analyses, and Security	1-4
1.8 Data Verification	1-5
1.9 Mineral Resource Estimate	1-5
1.10 Mineral Processing and Metallurgical Testing	1-7
1.11 Mineral Reserves Estimate	1-8
1.12 Mine Plan	1-10
1.13 Processing	1-11
1.14 Project Infrastructure	1-11
1.15 Markets	1-13
1.16 Capital and Operating Costs	1-13
1.17 Financial Analysis	1-13
1.18 Conclusions	1-14
1.19 Recommendations	1-15
2 Introduction	2-1
2.1 Terms of Reference	2-1
2.2 Qualified Persons	2-1
2.3 Site Visits and Scope of Personal Inspection	2-3
2.4 Effective Dates	2-3
2.5 Information Sources and References	2-3
2.6 Previous Technical Reports	2-4
3 Reliance on Other Experts	3-1
4 Property Description and Location	4-1
4.1 Property and Title in Maranhão, Brazil	4-1
4.2 Brazilian Mining Rights	4-1
4.3 Equinox’s Mining Rights at Aurizona Project	4-2
4.4 Surface Rights	4-4
4.5 Royalties and Encumbrances	4-4
4.6 Property Agreements	4-5
4.7 Permits	4-5

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4.8 Environmental Liabilities	4-6
4.9 Social License	4-6
4.10 Significant Risk Factors	4-6
5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography	5-1
5.1 Accessibility	5-1
5.2 Climate	5-1
5.3 Local Resources and Infrastructure	5-1
5.3.1 Mining Personnel	5-1
5.3.2 Power	5-2
5.3.3 Water	5-2
5.3.4 Processing Plant & Storage Facilities	5-2
5.3.5 Physiography	5-3
5.4 Sufficiency of Surface Rights	5-3
6 History	6-1
6.1 Property Ownership Changes	6-1
6.2 Exploration by Previous Owners	6-2
6.2.1 Cesbra-Gencor Unamgen JV (1991 - 1995)	6-2
6.2.2 Cesbra-Eldorado Unamgen JV (1996 - 2007)	6-3
6.3 Historical Mineral Resource Estimates	6-4
6.4 Historical Production	6-4
7 Geological Setting and Mineralization	7-1
7.1 Regional Geology	7-1
7.2 Project Geology	7-3
7.2.1 Lithology	7-3
7.2.2 Structure	7-7
7.2.3 Regolith Profile	7-7
7.3 Property Mineralization	7-10
7.3.1 Piaba	7-10
7.3.2 Boa Esperança	7-11
7.3.3 Tatajuba	7-11
7.4 Prospects/Exploration Targets	7-12
7.4.1 Micote	7-12
7.4.2 Mestre Chico	7-13
8 Deposit Types	8-1
9 Exploration	9-1
9.1 Grids and Surveys	9-4
9.2 Geological Mapping and Rock Sampling	9-4
9.3 Geochemical Sampling	9-5
9.4 Geophysics	9-6
9.4.1 Airborne Geophysical Surveys	9-6
9.4.2 Ground Geophysical Surveys	9-7

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9.5 Pits and Trenches	9-8
10 Drilling	10-1
10.1 Exploration Drilling	10-2
10.1.1 Drill Responsibilities	10-2
10.1.2 Diamond Drilling	10-3
10.1.3 RC Drilling	10-4
10.1.4 Piaba Drilling	10-4
10.2 Grade Control Drilling	10-4
10.3 Regional Exploration Drilling	10-5
10.4 Auger Drilling	10-6
10.5 Data Adequacy	10-7
11 Sample Preparation, Analyses, and Security	11-1
11.1 Historic Sampling Methods	11-1
11.1.1 Assaying	11-1
11.1.2 Quality Assurance/Quality Control	11-1
11.2 Equinox Sampling Methods	11-2
11.2.1 Sample Security & Transport	11-2
11.3 Equinox Analytical and Test Laboratories	11-3
11.4 Equinox Sample Preparation and Analysis	11-3
11.4.1 Sample Preparation	11-3
11.4.2 Assay	11-3
11.5 Quality Assurance/Quality Control	11-5
11.6 Density Determinations	11-6
11.7 Grade Control	11-8
11.8 Auger	11-9
11.9 Databases	11-9
11.10 Data Adequacy	11-10
12 Data Verification	12-1
12.1 Site Visit	12-1
12.2 Resource Data	12-1
12.2.1 Drill Hole Location Verification	12-1
12.2.2 Geological Data Verification and Interpretation	12-1
12.3 Resource Assay Verification	12-2
12.3.1 Performance of Piaba Exploration QA/QC Samples	12-2
12.3.2 Performance of Piaba Grade Control QA/QC Samples	12-5
12.3.3 Performance of Boa Esperança Exploration & Auger QA/QC Samples	12-6
12.3.4 Performance of Tatajuba Exploration & Auger QA/QC Samples	12-8
12.4 Density Determinations	12-10
12.5 Data Adequacy	12-10
13 Mineral Processing and Metallurgical Testing	13-1
13.1 Metallurgical Testwork	13-1

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13.1.1 Metallurgical Testing Before 2012	13-2
13.1.1 Metcon Test Program	13-2
13.1.2 Comminution Tests	13-2
13.1.3 Effect of Primary Grind Size on Gold Extraction	13-3
13.1.4 Gravity Concentration Followed by Standard Cyanidation of Gravity Tailings	13-3
13.1.5 Gravity Concentration Followed by CIL Cyanidation of Gravity Tailings	13-4
13.1.6 Carbon Evaluation	13-4
13.1.7 24 Hour Cyanidation Tests	13-5
13.1.8 Metallurgical Testing between 2012 and 2015	13-5
13.1.9 Samples	13-5
13.1.10 Variability Composite Selection	13-7
13.1.11 Master Composite Selection	13-9
13.1.12 Metallurgical Test Results and Discussion of Variability Composites	13-11
13.1.13 Head Assay and X-ray Diffraction Analysis	13-11
13.1.14 Metallurgical Performance – Gravity Concentration + Cyanidation Flowsheet Piaba Saprolite Composites	13-15
13.1.15 Piaba Transition Composites	13-17
13.1.16 Piaba Rock Composites	13-20
13.1.17 Piaba Rock Diorite Composites	13-20
13.1.18 Piaba Rock QDT Composites	13-23
13.1.19 Piaba Rock Quartz Feldspar Porphyry Composites (QFP)	13-27
13.1.20 Piaba Master Composites	13-29
13.1.21 Piaba Rock Master Composites	13-29
13.1.22 Piaba Oxide Master Composites	13-30
13.1.23 Satellite Deposits	13-31
13.1.24 Laterite Materials	13-31
13.1.25 Metallurgical Performance – Gravity Concentration + Flotation + Cyanidation Flow Sheet	13-32
13.1.26 Heap Leach Amenability	13-34
13.1.27 Grindability	13-34
13.1.28 Cyanide Detoxification	13-40
13.1.29 Settling Tests	13-41
13.1.30 Other Tests	13-41
13.2 Metallurgical Testing in 2016	13-43
13.2.1 Samples	13-43
13.2.2 Head Sample Analysis	13-46
13.2.3 Gravity Concentration/e Flowsheet	13-46
13.2.4 Testing – Gravity and Concentrate Leach on Master Composite	13-51
13.2.5 Testing – High Arsenic Composite	13-52
13.2.6 Metallurgical Testwork on Aurizona Gold Ore containing High Arsenic	13-54
13.2.7 Test Procedure	13-55
13.2.8 Samples	13-55
13.2.9 Head Assays	13-56
13.2.10 Summary of Results	13-57
13.2.11 Gravity and Intensive Leach	13-59
13.2.12 Leaching	13-60
13.2.13 Assays Comparison	13-62
13.2.14 Testwork Results	13-63
13.2.15 High Arsenic vs. Gold Recoveries	13-63

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13.2.16 Metallurgical Testwork on Aurizona Gold Ore containing High Carbonaceous Material	13-64
13.2.17 Samples	13-65
13.2.18 Summary of Results	13-65
13.2.19 Discussion	13-66
13.2.20 Testwork Conclusions	13-67
13.2.21 High Carbon Content versus Gold Recoveries	13-67
14 Mineral Resource Estimates	14-1
14.1 Methodology and Data Sources	14-1
14.1.1 Software	14-1
14.1.2 Regolith Model	14-1
14.1.3 Editing of the Block Models	14-1
14.1.4 Reasonable Prospects of Economic Extraction	14-2
14.2 Factors That May Affect the Mineral Resource Estimate	14-4
14.3 Piaba Open Pit	14-4
14.3.1 Drill Hole Database	14-4
14.3.2 Geological Models	14-5
14.3.3 Compositing	14-11
14.3.4 Exploratory Data Analysis	14-12
14.3.5 Grade Capping	14-15
14.3.6 Variography	14-20
14.3.7 Gold Grade Estimation	14-20
14.3.8 Validation of Grade Estimates	14-21
14.3.9 Classification of Mineral Resources	14-25
14.3.10 Density	14-25
14.3.11 Mineral Resource Statement	14-26
14.4 Piaba Underground	14-29
14.4.1 Drill Hole Database	14-29
14.4.2 Geological Models	14-29
14.4.3 Compositing	14-31
14.4.4 Grade Capping	14-31
14.4.5 Exploratory Data Analysis	14-32
14.4.6 Variography	14-36
14.4.7 Gold Grade Estimation	14-37
14.4.8 Validation of Grade Estimates	14-38
14.4.9 Classification of Mineral Resources	14-40
14.4.10 Density	14-40
14.4.11 Mineral Resource Statement	14-41
14.5 Boa Esperença Open Pit	14-43
14.5.1 Drill Hole Database	14-43
14.5.2 Geological Models	14-43
14.5.3 Composites	14-45
14.5.4 Grade Capping	14-45
14.5.5 Exploratory Data Analysis	14-46
14.5.6 Variography	14-47
14.5.7 Gold Grade Estimation	14-47
14.5.8 Validation of Grade Estimates	14-48
14.5.9 Classification of Mineral Resources	14-49

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14.5.10 Density	14-49
14.5.11 Mineral Resource Statement	14-50
14.6 Tatajuba Open Pit	14-52
14.6.1 Drill Hole Database	14-52
14.6.2 Geological Models	14-52
14.6.3 Composites	14-54
14.6.4 Exploratory Data Analysis	14-55
14.6.5 Grade Capping	14-55
14.6.6 Declustering	14-56
14.6.7 Variography	14-57
14.6.8 Boundary Analysis	14-58
14.6.9 Gold Grade Estimation	14-59
14.6.10 Validation of Grade Estimates	14-59
14.6.11 Classification of Mineral Resources	14-60
14.6.12 Density	14-61
14.6.13 Mineral Resource Statement	14-62
15 Mineral Reserve Estimates	15-1
15.1 Summary	15-1
15.2 Mining Method and Mining Costs	15-3
15.2.1 Geotechnical Considerations	15-3
15.2.2 Economic Pit Shell Development	15-3
15.2.3 Cut-off Grade	15-4
15.2.4 Dilution	15-5
15.2.5 Pit Design	15-6
15.2.6 Mine Reserves Statement	15-6
16 Mining Methods	16-1
16.1 Introduction	16-1
16.2 Geologic Model	16-1
16.3 Geotechnical Information	16-3
16.4 Economic Pit Shell Development	16-5
16.5 Dilution Calculation	16-5
16.6 Pit Design	16-9
16.7 Mine Schedule	16-9
16.8 Mine Plan Sequence	16-10
17 Recovery Methods	17-1
17.1 Overview	17-1
17.2 Primary Crushing	17-4
17.3 Mill Feed System	17-4
17.4 Grinding	17-4
17.5 Gravity Circuit	17-5
17.6 Pre-Leach Thickening, Leaching and CIP	17-6
17.7 Elution and Carbon Regeneration	17-7

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17.8 Carbon Reactivation	17-7
17.9 Electrowinning Circuit and Gold Room	17-8
17.10 Cyanide Detoxification and Tailings Disposal	17-8
17.11 Reagents	17-8
17.11.1 Hydrated Lime	17-8
17.11.2 Sodium Cyanide	17-9
17.11.3 Copper Sulphate	17-9
17.11.4 Sodium Metabisulphate (SMBS)	17-9
17.11.5 Hydrochloric Acid	17-9
17.11.6 Sodium Hydroxide	17-9
17.11.7 Flocculant	17-9
17.12 Utilities	17-9
17.12.1 Power	17-9
17.12.2 Raw Water	17-9
17.12.3 Fire Water	17-10
17.12.4 Process Water	17-10
17.12.5 Gland Water	17-10
17.12.6 Air Supply	17-10
17.13 Assay and Metallurgical Laboratory	17-10
17.14 Process Control and Instrumentation	17-10
18 Project Infrastructure	18-1
18.1 Power Supply and Distribution	18-1
18.2 Camp	18-1
18.3 Water Supply	18-1
18.4 Tailings Storage Facility	18-3
18.5 Waste Storage Facilities	18-3
19 Market Studies and Contracts	19-1
19.1 Markets	19-1
19.2 Gold Price	19-1
19.3 Contracts	19-1
20 Environmental Studies, Permitting, and Social or Community Impact	20-1
20.1 Project Permitting	20-1
20.2 Social and Community Requirements	20-1
20.3 Mine Closure Requirements and Reclamation Costs	20-1
20.4 Required Permits and Status	20-2
21 Capital and Operating Costs	21-1
21.1 Capital Cost Estimates	21-1
21.1.1 Sustaining Capital	21-1
21.1.2 Capital Cost Summary	21-1
21.2 Operating Cost Estimates	21-1
21.2.1 Mine Operating Costs	21-1

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21.2.2 Process Operating Costs	21-2
21.2.3 General and Administrative Operating Costs	21-2
22 Economic Analysis	22-1
23 Adjacent Properties	23-1
24 Other Relevant Data and Information	24-1
24.1 Piaba Underground Potential - Summary	24-1
24.2 Introduction	24-4
24.3 Geotechnical	24-5
24.3.1 Overview	24-5
24.3.2 Data Sources	24-5
24.3.3 Deposit Geology	24-6
24.3.4 Geotechnical Model	24-7
24.3.5 Structural Geology	24-13
24.3.6 Mining Dimensions	24-15
24.3.7 Pillars	24-20
24.3.8 Ground Support Design for Mine Development	24-21
24.4 Mineral Resources for Underground Mining	24-23
24.5 Mineral Reserves	24-25
24.6 Underground Mine Design	24-25
24.6.1 Mining Method Selection	24-25
24.6.2 Cut-Off Grade	24-26
24.6.3 Application of Modifying Factors to Estimate Mill Feed	24-27
24.6.4 Mine Design	24-28
24.6.5 Development and Production Scheduling	24-32
24.6.6 Backfill	24-37
24.6.7 Ventilation for the Base Case	24-38
24.6.8 Hydrogeology	24-45
24.6.9 Mine Safety	24-45
24.6.10 Base Case Cost Estimation Methodology	24-46
24.6.11 Equipment	24-50
24.6.12 Labour	24-52
24.6.13 Power for the Base Case Mine Plan	24-55
24.7 Base Case Underground Mine Capital Cost Estimate	24-56
24.8 Base Case Underground Mine Operating Cost Estimate	24-58
24.9 Base Case Underground Mine Financial Analysis	24-60
24.9.1 Pre-tax Analysis	24-60
24.9.2 Taxation	24-61
24.9.3 Post Tax Financial Analysis Results for the Base Case Mine Plan	24-63
24.9.4 Base Case Financial Analysis Sensitivity	24-65
24.10 Subsequent Studies	24-66
24.10.1 Preliminary Open Pit and Underground Interface Elevation Optimisation Study	24-66
24.10.2 Potential Increased Mine Production Rate Study	24-68
24.10.3 Pre-Tax Case Comparisons	24-71
24.11 Underground Mining Interpretation and Conclusions	24-73

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24.11.1 Geotechnical	24-73
24.11.2 Mining	24-73
24.12 Recommendations for Further Work	24-74
24.12.1 Geotechnical	24-74
24.12.2 Mining	24-76
25 Interpretation and Conclusions	25-1
26 Recommendations	26-1
26.1 Laboratory & Assay Management	26-1
26.2 Mineral Resources	26-1
26.3 Mineral Processing, Metallurgical Testing and Recovery Methods	26-1
26.4 Mine Planning	26-2
27 References	27-1
28 Certificate of Authors	28-1
28.1 Eleanor Black, P.Geo.	28-1
28.2 Gordon Zurowski, P. Eng.	28-2
28.3 Neil Lincoln, P. Eng.	28-3
28.4 Trevor Rabb, P. Geo.	28-4

Tables

Table 1-1: Consolidated Mineral Resource Statement for Aurizona Project, Maranhão, Brazil, Equity	1-6
Table 1-2: Pit Optimisation Parameters for Piaba, Boa Esperança, and Tatajuba	1-7
Table 1-3: Mineral Reserves Aurizona Mine – December 31, 2019	1-9
Table 2-1: Aurizona Mine Technical Report Qualified Persons and Areas of Responsibility	2-2
Table 2-2: Dates of Site Visits	2-3
Table 2-3 Technical Report Table and Figure Sources	2-4
Table 2-4: Summary of Technical Reports on the Aurizona Project	2-5
Table 4-1: Annual tax per hectare (TAH) rates as of January 2020	4-2
Table 4-2: Summary of Aurizona Tenure	4-3
Table 4-3: NSR agreement between Sandstorm and Equinox	4-5
Table 6-1: Summary of Operators and Exploration Activities to 2007	6-1
Table 6-2: Historical Piaba Deposit Mineral Resources (non-compliant—for information purposes only)	6-4
Table 6-3: Piaba Mine Production from 2010 to 2019	6-4
Table 7-1: Overview of Main Volcano-sedimentary and Intrusive Units Comprising the São Luís Craton	7-3
Table 7-2: Summary of Lithology Codes used on the Aurizona Project	7-6
Table 7-3: Summary of Regolith Profile Thickness and Geochemistry	7-8
Table 9-1: Summary of Exploration Activities to December 2019	9-2
Table 10-1: Summary of Aurizona Brownfield Drilling by Deposit and Drill Type	10-1
Table 10-2: Summary of Drilling by Operator	10-1
Table 10-3: Summary of the Piaba Grade Control Drilling	10-5
Table 10-4: Summary of Regional Aurizona Exploration Drilling by Area	10-5
Table 10-5: Summary of Auger Drilling on the Aurizona Property	10-7
Table 11-1: Assay Labs Used by Equinox	11-3
Table 11-2: Summary of Analytical Methods	11-4

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Table 11-3: Sample Summary for Diamond and RC Exploration Drilling	11-6
Table 11-4: Bulk Density Measurement for Brownfield Targets	11-7
Table 11-5: Sample Summary of Grade Control Drilling	11-9
Table 11-6: Resource Database Delivery	11-10
Table 12-1: CVAVR(%) Best & Acceptable Practise Values for Coarse to Medium Grained Gold	12-2
Table 12-2: CRM Performance for Piaba Exploration Samples	12-3
Table 12-3: Summary of Quality Assurance Samples and Performance for Piaba Exploration	12-4
Table 12-4: Duplicate Pair Statistics for Piaba Exploration Samples (2017)	12-4
Table 12-5: CRM Performance for Grade Control Samples (2018-2019)	12-5
Table 12-6: Summary of Quality Assurance Samples & Performance for Piaba Grade Control (2018-2019)	12-6
Table 12-7: Duplicate Pair Statistics for Piaba Grade Control Samples (2018-2019)	12-6
Table 12-8: CRM Performance for Boa Esperança Exploration & Auger Samples	12-7
Table 12-9: Summary of QA Sample & Performance for Boa Esperança Exploration & Auger Samples	12-8
Table 12-10: Duplicate Pair Statistics for Boa Esperança Exploration Samples (2017)	12-8
Table 12-11: CRM Performance for Tatajuba Exploration	12-9
Table 12-12: Summary of the Quality Assurance Sample and Performance for Tatajuba Exploration	12-10
Table 12-13: Duplicate Pair Statistics for Tatajuba Exploration Samples (2017)	12-10
Table 13-1: Composite Head Analysis	13-2
Table 13-2: Bond Crushing, Ball Mill and Abrasion Index Determination	13-2
Table 13-3: Gold Recovery/Extraction versus Grind Size	13-3
Table 13-4: Test Results – Gravity Concentration Followed by Standard Cyanidation	13-4
Table 13-5: Test Results – Gravity Concentration Followed by CIL Cyanidation	13-4
Table 13-6: Activated Carbon Comparison	13-4
Table 13-7: Test Results – Gravity Concentration Followed by 24 Hour Direct Cyanidation	13-5
Table 13-8: Sample Received at Inspectorate, November 2012 – First Shipment	13-5
Table 13-9: Sample Received at Inspectorate, December 2013 – Second Shipment	13-7
Table 13-10: Head Grades - Variability Composites for Gravity/Cyanidation Tests	13-8
Table 13-11: Grindability Variability Composites	13-9
Table 13-12: Oxide Master Composite	13-10
Table 13-13: Rock Master Composite	13-10
Table 13-14: Piaba Saprolite and Transition Composite Head Assay	13-12
Table 13-15: Piaba Saprolite and Rock Diorite Head Assay on Selected Composites	13-13
Table 13-16: Mineral Weight Percentage Distribution, XRD – Quantitative Phase Analysis – Piaba	13-14
Table 13-17: Test Result Summary – Piaba Saprolite Composites	13-16
Table 13-18: Test Result Summary - Piaba Transition Composites	13-18
Table 13-19: Test Result Summary – Piaba Rock Diorite Composites	13-21
Table 13-20: Test Result Summary – Piaba Rock QDT Composites	13-24
Table 13-21: Test Result Summary - Piaba Rock QFP Composites	13-28
Table 13-22: Effect of Grind Size on Gold Recovery - Rock Master Composite	13-29
Table 13-23: Effect of Leaching Retention Time on Gold Recovery - Rock Master Composite	13-30
Table 13-24: Test Results – 2015 Rock QDT Composite	13-30
Table 13-25: Effect of Grind Size on Gold Recovery – Oxide Master Composite	13-31
Table 13-26: Effect of Leaching Retention Time on Gold Recovery - Oxide Master Composite	13-31
Table 13-27: Test Result Summary – Boa Esperança Deposit Composites	13-32
Table 13-28: Test Result Summary - Laterite Composites	13-32
Table 13-29: Gravity and Flotation Concentration Test Results	13-33
Table 13-30: Cyanide Leach Test Results - Flotation Concentrates	13-33
Table 13-31: Grindability Test Results	13-36
Table 13-32: Summary of ALS Comminution Testwork	13-39

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Table 13-33: Cyanide Detoxification Test Results	13-40
Table 13-34: Settling Test Results	13-41
Table 13-35: ABA Test Results	13-42
Table 13-36: Composite Sample and Head Assays	13-44
Table 13-37: Gravity Concentration and CIL Cyanidation Test Results	13-47
Table 13-38: 60 kg Gravity Test Results	13-51
Table 13-39: Gravity Concentrate Leach Results	13-51
Table 13-40: Gravity-Cyanidation-Flotation-Concentration Regrind & Leaching Process Results	13-54
Table 13-41: Gravity-Flotation-Cyanidation Process Results	13-54
Table 13-42: Head Assay Data	13-57
Table 13-43: Summary of Gold Recoveries	13-58
Table 13-44: Summary of Gravity and Intensive Leach Recoveries	13-60
Table 13-45: Summary of Gravity Tails Leaching Test Results	13-61
Table 13-46: Cyanide Consumptions for Leach Tests	13-62
Table 13-47: Gold Recoveries Summary	13-63
Table 13-48: Head Assays Comparison - SGS vs. ALS Labs	13-63
Table 13-49: Percentage of High Arsenic Ores in Deposit	13-64
Table 13-50: Results of Au-AA31a and Au-AA31 Tests	13-65
Table 13-51: Preg-Robbing Index	13-66
Table 13-52: Metallurgical Performance Summary	13-68
Table 14-1: Pit Optimisation Parameters for the Piaba, Tatajuba and Boa Esperança Open Pit Resources	14-3
Table 14-2: Piaba Underground Mining Assumptions	14-4
Table 14-3: Piaba Drill Hole Database Summary	14-5
Table 14-4: Piaba Open Pit Estimation Domains	14-8
Table 14-5: Piaba Fault Nomenclature and Impact to Resource Model	14-10
Table 14-6: Piaba Composite Sample Summary	14-12
Table 14-7: Summary of Top Cut Analysis of Three Metre Composites for Piaba	14-16
Table 14-8: Summary of Top Cut Analysis for Six Metre Bench Composite Samples for Piaba	14-19
Table 14-9: Variogram Parameters for Piaba Gold Zone	14-20
Table 14-10: Piaba Open Pit Block Model Index	14-20
Table 14-11: Search Interpolation Parameters for Piaba Open Pit Resource Model	14-21
Table 14-12: Comparison of Average Block Estimates versus Composite Samples within a Block for Piaba	14-23
Table 14-13: Comparison of Different Estimation Techniques for Piaba	14-24
Table 14-14: Reconciliation of Current Resource Model to 2019 Production	14-24
Table 14-15: Piaba Open Pit and Underground Resource Classification Criteria	14-25
Table 14-16: Summary of Bulk Density Values and Number of Samples for Each Domain	14-26
Table 14-17: Mineral Resource Statement for Piaba Open Pit deposit, Maranhão, Brazil, Dec 31, 2019	14-27
Table 14-18: Drill Hole Database Summary for Piaba Underground	14-29
Table 14-19: Piaba Underground Resource Domains	14-31
Table 14-20: Summary of Piaba Underground Capping Values by Resource Domain	14-32
Table 14-21: Piaba Underground Variogram Model Parameters	14-37
Table 14-22: Piaba Underground Block Model Index	14-37
Table 14-23: Search Interpolation Parameters for Piaba Underground Resource Model	14-38
Table 14-24: Comparison of Different Interpolation Methods for the Piaba Underground Resource	14-38
Table 14-25: Piaba Underground Resource Classification Criteria	14-40
Table 14-26: Summary of Bulk Density Values and Number of Samples for Each Domain	14-41
Table 14-27: Mineral Resource Statement - Piaba Underground deposit, Maranhão, Brazil, Dec 31, 2019	14-41
Table 14-28: Boa Esperança Drill Hole Database Summary	14-43
Table 14-29: Boa Esperança Resource Domains	14-45

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Table 14-30: Summary of Boa Esperança Capping Values by Resource Domain	14-46
Table 14-31: Boa Esperança Block Model Index	14-48
Table 14-32: Search Interpolation Parameters for Boa Esperança Resource Model	14-48
Table 14-33: Boa Esperança Resource Classification Criteria	14-49
Table 14-34: Summary of Bulk Density Values used for Boa Esperança Resource Domains	14-50
Table 14-35: Mineral Resource Statement for Boa Esperança deposit, Maranhão, Brazil, Dec 31, 2019	14-50
Table 14-36: Tatajuba Drill Hole Database Summary	14-52
Table 14-37: Tatajuba Resource Domains	14-54
Table 14-38: Summary of Capping Values for Tatajuba	14-56
Table 14-39: Summary of Boundary Analysis for Tatajuba	14-58
Table 14-40: Tatajuba Block Model Index	14-59
Table 14-41: Search Interpolation Parameters for Tatajuba Resource Model	14-59
Table 14-42: Summary of Composite Sample Average and Block Estimate Average for Tatajuba	14-60
Table 14-43: Tatajuba Resource Classification Criteria	14-61
Table 14-44: Summary of Bulk Density Values Used for Tatajuba Resource Domains	14-61
Table 14-45: Mineral Resource Statement for Tatajuba deposit, Maranhão, Brazil, Jan 24, 2020	14-62
Table 15-1: Aurizona Mine - Proven and Probable Reserves – December 31, 2019	15-2
Table 15-2: Piaba and Boa Esperança Open Pit Optimization Parameters	15-4
Table 15-3: Aurizona Mine Reserve Cut-off Grades	15-5
Table 15-4: Proven and Probable Reserves – Summary for Aurizona Mine	15-7
Table 15-5: Aurizona Proven and Probable Reserves – by Pit Area	15-8
Table 16-1: Geological Model Details	16-9
Table 16-2: Piaba and Boa Esperança Open Pit Mine Resources – December 31, 2019	16-10
Table 16-3: Pit Optimization Parameters	16-13
Table 16-4: Final Design – Phase Tonnes and Grade	16-15
Table 16-5: Aurizona Mine Reserve Cut-off Grades	16-15
Table 16-6: Mine Production 2020 – 2026	16-18
Table 20-1: Environmental Permits Matrix	20-3
Table 21-1: LOM Capital Costs	21-1
Table 21-2: Mine Operating Costs - $/tonne Moved	21-2
Table 21-3: Process Operating Costs - $/tonne Ore Processed	21-2
Table 21-4: G&A Costs - $/tonne Ore Processed	21-2
Table 24-1: Base Case Post Tax Financial Analysis.	24-3
Table 24-2: Base Case Post Tax Capital Costs	24-3
Table 24-3: Base Case Post Tax Operating Costs	24-4
Table 24-4: Summary of Integrated Structural Domains	24-13
Table 24-5: Study Ground Support Assumptions	24-23
Table 24-6: Mineral Resources Utilised in the Mine Plan	24-23
Table 24-7: Breakeven Cut-Off Grade Analysis Example	24-26
Table 24-8: Range of Insitu Breakeven Cut Off Grades (g/t Au)	24-26
Table 24-9: Modifying Factors	24-27
Table 24-10: Estimated Mill Feed by Mining Area	24-28
Table 24-11: Base Case Mine Physicals	24-32
Table 24-12: Quarterly Mine Development Rates	24-33
Table 24-13: Base Case Average Stope Productivity by Mining Area	24-34
Table 24-14: Tabulated Base Case Mill Feed Production Schedule	24-37
Table 24-15: Base Case Total Airflow Requirements	24-39
Table 24-16: Base Case Full Mine Horsepower (End Year 4)	24-40
Table 24-17: Velocity Limits	24-40

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Table 24-18: Friction k-Factor Values	24-41
Table 24-19: Decline Development Volume Requirements	24-42
Table 24-20: Year 8 Air Volume Requirements	24-44
Table 24-21: Major Material and Consumables Cost Assumptions	24-47
Table 24-22: Summary of Underground Unit and Overhead Costs	24-49
Table 24-23: Duty and Equipment Type	24-50
Table 24-24: Equipment Costs and Operational Data	24-51
Table 24-25: Base Case Modelled Equipment Requirements	24-52
Table 24-26: Hourly Paid Labour Cost Assumptions ($/h)	24-53
Table 24-27: Owner Staff Cost Assumptions ($/a)	24-53
Table 24-28: Hourly Paid Effective Working Hours	24-54
Table 24-29: Base Case Employed Labour	24-54
Table 24-30: Summary Total Mine Power Requirements	24-55
Table 24-31: Summary of the Pre-Tax Base Case Underground Mine Capital Estimate (US$ 000’s)	24-58
Table 24-32: Summary of Base Case Underground Mine Operating Costs	24-59
Table 24-33: Pre-Tax Cashflow Parameters	24-61
Table 24-34: Base Case Life of Mine Post-tax Financial Analysis	24-63
Table 24-35: Base Case Cashflow Model	24-64
Table 24-36: Tabulation of Base Case Financial Analysis Sensitivity ($M)	24-65
Table 24-37: Crown Pillar Elevation Study Underground Production and Pre-Tax Mining Cost Estimates	24-67
Table 24-38: LOM Mining Cost Comparison: -173L Elevation vs -173L Accelerated Schedules	24-70
Table 24-39: Reserve Pit Bottom Potential Economics – Pre-Tax	24-71
Table 24-40: Accelerated Underground Case Comparison	24-72

Figures

Figure 1-1: Overall Site Plan (End of Mine Life)	1-12
Figure 4-1: Aurizona Property Tenure Map	4-4
Figure 7-1: Regional Geology of the Aurizona Project Area	7-2
Figure 7-2: Geology of the Aurizona Project	7-4
Figure 7-3: Cross Section of the Lithological Model through the Piaba Deposit	7-5
Figure 7-4: Cross Section of the Weathering Profile of the Piaba Deposit	7-9
Figure 7-5: Geology of the Piaba Deposit	7-11
Figure 9-1: Map of Brownfields Exploration Targets, Gold Deposits, and Artisanal Workings	9-3
Figure 9-2: Map of Regional Exploration Targets, Gold Deposits, and Artisanal Workings	9-4
Figure 9-3: Litho-Structural Interpretation of the Aurizona Property	9-5
Figure 9-4: Total Magnetic Intensity Map from 2017 Regional Airborne Magnetic Survey	9-7
Figure 10-1: Map of Aurizona Brownfields Drilling	10-2
Figure 10-2: Map of Regional Drilling	10-6
Figure 11-1: Box and Whisker Plot of the Bulk Density by Modelled Lithology for Piaba Deposit	11-7
Figure 11-2: Box and Whisker Plot of the Bulk Density by Modelled Weathering for Piaba Deposit	11-8
Figure 13-1: Gold Recovery vs. Arsenic Content in Feed – Piaba Saprolite Composites	13-17
Figure 13-2: Gold Recovery vs Gold Head Grade – Piaba Transition Composites	13-19
Figure 13-3: Gold Recovery vs CAI Content – Piaba Transition Composites	13-19
Figure 13-4: Gold Recovery vs. Arsenic Content – Piaba Transition Composites	13-20
Figure 13-5: Gold Recovery vs Gold Head Grade – Piaba Rock Composites	13-22
Figure 13-6: Gold Recovery vs CAI Content – Piaba Rock Composites	13-22
Figure 13-7: Gold Recovery vs Arsenic Content – Piaba Rock Composites	13-23

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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Figure 13-8: Deportment of Gold in Terms of Response to Cyanidation (Source: Lycopodium (2017))	13-26
Figure 13-9: Column Leach Test Results – Pirocaua’s Laterite Sample	13-34
Figure 13-10: WSAG Cumulative Frequency Curve	13-37
Figure 13-11: Sd-BMWi Cumulative Frequency Curve	13-38
Figure 13-12: Gold Recovery vs. Feed Arsenic Content	13-49
Figure 13-13: Gold Recovery vs Feed CAI Content	13-50
Figure 13-14: Gravity-Cyanidation-Flotation - Concentrate Cyanidation Flowsheet	13-53
Figure 13-15: Drill Holes Location	13-56
Figure 13-16: Location of Metallurgical Samples	13-56
Figure 13-17: Overall Gold Recoveries vs. Arsenic Content	13-59
Figure 14-1: Underground Resource Datum Separating Open Pit and Underground Resources	14-2
Figure 14-2: Isometric View of Piaba Lithology Model (looking northeast)	14-6
Figure 14-3: Isometric View of Piaba Silicification Model (looking northeast)	14-6
Figure 14-4: Isometric View of Piaba Sulphide Mineralization Model (looking northeast)	14-7
Figure 14-5: Isometric View of Piaba and Piaba West Gold Zones Resource Domains (looking northeast)	14-7
Figure 14-6: Piaba Cross Section 100W Showing Drill Holes, Gold Zone and Regolith Model	14-9
Figure 14-7: Isometric View of Piaba Gold Zone Showing Fault Model	14-10
Figure 14-8: Original Sample Lengths for Drill Hole and Grade Control Sample for Piaba	14-11
Figure 14-9: Boxplots of Uncapped Three Metre Composite Samples within the Piaba Gold Zones	14-13
Figure 14-10: Boxplots of Uncapped Three Metre Composite Samples within Piaba Waste Domains	14-14
Figure 14-11: Boxplots of Uncapped Six Metre Bench Composite Samples within Piaba Resource Domains	14-15
Figure 14-12: Boxplot of Capped Three Metre Composite Samples within Piaba Gold Zone Resource Domains	14-17
Figure 14-13: Boxplot of Capped Three Metre Composite Samples within Piaba Waste Domains	14-18
Figure 14-14: Boxplot of Capped Six Metre Bench Composite Samples for Piaba Resource Domains	14-19
Figure 14-15: Vertical and Perpendicular Swath Plots of Piaba Gold Zone Domains	14-22
Figure 14-16 Cross Section of the Piaba Open Pit Block Model	14-28
Figure 14-17: Isometric View of Piaba Underground Footwall High Grade Gold Zones (looking northeast)	14-30
Figure 14-18: Isometric View of Piaba Underground Hangingwall High Grade Gold Zones(looking southwest)	14-30
Figure 14-19: Boxplots of Capped Two Metre Composite Samples within the Piaba Underground Central Resource Domains……..	14-33
Figure 14-20: Boxplots of Capped Two Metre Composite Samples within the Piaba Underground Hanging Wall Resource Domains	14-34
Figure 14-21: Boxplots of Capped Two Metre Composite Samples within the Piaba Underground Footwall Resource Domains	14-35
Figure 14-22: Boxplots of Two Metre Composite Samples within the Piaba Gold Zone and Fresh Rock Waste Domain	14-36
Figure 14-23: Vertical Swath Plots for Piaba Underground Resource Gold Zone (Domain 24)	14-39
Figure 14-24: Swath Plots Comparing Composite Sample Grades and Diluted and Undiluted Estimated Block Grades for the Central Domains of the Piaba Underground Resource Model	14-39
Figure 14-25: Cross Section of the Piaba Underground Block Model	14-42
Figure 14-26: Plan and Northwest Perspective View of Boa Esperança Gold Zone Resource Domains	14-44
Figure 14-27: Boxplots of Two Metre Composite Samples for Boa Esperança Resource Domains	14-47
Figure 14-28: Vertical Swath Plots for Boa Esperança Gold Zone Resource Domains	14-48
Figure 14-29: Swath Plots Comparing Composite Grades and Diluted and Undiluted Block Grade Estimates for the Boa Esperança Resource Model	14-49
Figure 14-30: Cross Section of the Boa Esperança Open Pit Block Model	14-51
Figure 14-31: Isometric View of Tatajuba Lithology Model (looking northeast)	14-53
Figure 14-32: Isometric View of Tatajuba Gold Zones Resource Domains (looking northeast)	14-54
Figure 14-33: Boxplot of Two Metre Composite Samples for Tatajuba Deposit Area	14-55

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Figure 14-34: Box and Whisker Plots and Summary Statistics for Declustered two metre Capped Composite Samples for Tatajuba	14-57
Figure 14-35: Omnidirectional Semi Variograms	14-58
Figure 14-36 Boundary Analysis of Tatajuba Gold Zone Domains	14-58
Figure 14-37: Swath Plots Comparing Block Estimates, Nearest Neighbor, and Composite Samples	14-60
Figure 14-38 Cross Section of the Tatajuba Open Pit Block Model	14-63
Figure 16-1: Geotechnical Design Parameters – Piaba and Piaba East	16-12
Figure 16-2: Ultimate Aurizona Mine Pit and Waste Management Facilities	16-16
Figure 16-3: End of 2020	16-19
Figure 16-4: End of 2021	16-20
Figure 16-5: End of 2022	16-21
Figure 16-6: End of 2023	16-22
Figure 16-7: End of 2024	16-23
Figure 16-8: End of 2025	16-24
Figure 16-9: End of 2026	16-25
Figure 17-1: Plant Process Flow Sheet	17-3
Figure 18-1: Overall Site Plan	18-2
Figure 24-1: Lithologies and Geotechnical Units	24-7
Figure 24-2: Summary of Intact Rock Parameters	24-9
Figure 24-3: Section Showing UG Units	24-10
Figure 24-4: UG9 Geomechanical Parameters	24-11
Figure 24-5: UG11 Geomechanical Parameters	24-12
Figure 24-6: Discontinuity Set Orientations	24-14
Figure 24-7: Piaba Deposit Faulting	24-15
Figure 24-8: Permissible / Optimized ‘Supported’ and ‘Unsupported’ Stoping Dimensions in Good to Very Good Rockmass Conditions	24-18
Figure 24-9: Permissible / Optimized ‘Supported’ and ‘Unsupported’ Stoping Dimensions in Fair Quality Rockmass Conditions	24-19
Figure 24-10: Empirical Ground Support Design Chart (Grimstad and Barton’s (1993, 2017)	24-22
Figure 24-11: Indicated Resources Utilised using a 1.75 g/t Au Grade Shell	24-24
Figure 24-12: Inferred Resources Utilised using a 1.75 g/t Au Grade Shell	24-24
Figure 24-13: Long Section of Stoping Areas with Gold Grades	24-27
Figure 24-14: Access Development Design Long Section	24-30
Figure 24-15: Access Development Design (Isometric view towards Southwest to show HW development)	24-31
Figure 24-16: Cross Section Through Zones 6 and 7 Illustrating Relatively Weak Metasediments	24-32
Figure 24-17: Base Case Mill Feed Production Schedule	24-35
Figure 24-18: Base Case Contained Gold By Period	24-36
Figure 24-19: Base Case Recovered Gold By Period	24-36
Figure 24-20: Illustration of a High-Shear Colloidal Cement Mixer	24-38
Figure 24-21: Initial Decline Development	24-42
Figure 24-22: Overlap Fan Decline Development	24-43
Figure 24-23: Year One Decline Development	24-43
Figure 24-24: Year 8 Illustration of Main Fan Booster Stations	24-44
Figure 24-25: Level Development Ventilation	24-45
Figure 24-26: Base Case Power Usage	24-56
Figure 24-27: Base Case Life of Mine Capital Expenditure	24-58
Figure 24-28: Base Case Life of Mine Unit Operating Cost by Element	24-59
Figure 24-29: Base Case Life of Mine Unit Operating Cost by Activity	24-60
Figure 24-30: Base Case Financial Analysis Sensitivity - NPV	24-65

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Figure 24-31: Base Case Sensitivity - IRR	24-66
Figure 24-32: Effect of Accelerated Production Schedule	24-68
Figure 24-33: Improved Production Profile with Accelerated Schedule	24-69
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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Glossary Units of Measure
Above mean sea level	amsl
Acre	ac
Ampere	A
Annum (year)	a
Billion	B
Billion tonnes	Bt
Billion years ago	Ga
British thermal unit	BTU
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per minute	cfm
Cubic feet per second	ft3/s
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Coefficients of Variation	CVs
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Diameter	ø
Dollar (American)	US$
Dollar (Canadian)	C$
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm
Gigajoule	GJ
Gigapascal	GPa
Gigawatt	GW
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha

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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Hertz	Hz
Horsepower	hp
Hour	h
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	"
Kilo (thousand)	k
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilometre	km
Kilometres per hour	km/h
Kilopascal	kPa
Kilotonne	kt
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Less than	<
Litre	L
Litres per minute	L/min
Megabytes per second	Mb/sec
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres Baltic sea level	mbsl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Microns	µm
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm
Million	M
Million bank cubic metres	Mbm3
Million tonnes	Mt

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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Minute (plane angle)	'
Minute (time)	min
Month	mo
Ounce	oz
Ounce per ton (short tons)	oz/t
Pascal	Pa
Centipoise	mPa∙s
Parts per million	ppm
Parts per billion	ppb
Percent	%
Pound(s)	lb
Pounds per square inch	psi
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	sec
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Three Dimensional	3D
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Tonnes seconds per hour metre cubed	ts/hm3
Total	T
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Abbreviations and Acronyms

Absolute Relative Difference	ABRD
Acid Base Accounting	ABA
Acid Rock Drainage	ARD
Aluminum	Al
AngloGold Ashanti	AngloGold
Arsenic	As
Atomic Absorption Spectrophotometer	AAS
Atomic Absorption	AA
Aurizona Shear Zone	ASZ
British Columbia	BC
Calcium	Ca
Canadian Institute of Mining, Metallurgy, and Petroleum	CIM
Carbon-in-leach	CIL
Caterpillar’s® Fleet Production and Cost Analysis software	FPC
Certified Reference Material	CRM
Chromium	Cr
Closed-circuit Television	CCTV
Coefficient of Variation	CV
Copper	Cu
Copper equivalent	CuEq
Counter-current decantation	CCD
Cyanide Soluble	CN
Diamond Drill Hole	DD
Digital Elevation Model	DEM
Direct leach	DL
Distributed Control System	DCS
Drilling and Blasting	D&B
Environmental Management System	EMS
Flocculant	floc
Free Carrier	FCA
Gemcom International Inc.	Gemcom
General and administration	G&A
Gold equivalent	AuEq
Heating, Ventilating, and Air Conditioning	HVAC
High Pressure Grinding Rolls	HPGR
Indicator Kriging	IK
Inductively Coupled Plasma Atomic Emission Spectroscopy	ICP-AES
Inductively Coupled Plasma	ICP
Inspectorate America Corp.	Inspectorate
Interior Cedar – Hemlock	ICH
Internal rate of return	IRR
International Congress on Large Dams	ICOLD
Inverse Distance Squared	ID2
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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Inverse Distance Cubed	ID3
Iron	Fe
Land and Resource Management Plan	LRMP
Lerchs-Grossman	LG
Life-of-mine	LOM
Light Detection and Ranging	LIDAR
Load-haul-dump	LHD
Locked cycle tests	LCTs
Loss on Ignition	LOI
Magnesium	Mg
Manganese	Mn
Micron	μm
Mineração Aurizona S/A	MASA
Metal Mining Effluent Regulations	MMER
Methyl Isobutyl Carbinol	MIBC
Metres East	mE
Metres North	mN
National Instrument 43-101	NI 43-101
Nearest Neighbour	NN
Net Invoice Value	NIV
Net Present Value	NPV
Net Smelter Prices	NSP
Net Smelter Return	NSR
Neutralization Potential	NP
Nickel	Ni
Operator Interface Station	OIS
Ordinary Kriging	OK
Organic Carbon	org
Piaba	PBA
Potassium	K
Potassium Amyl Xanthate	PAX
Predictive Ecosystem Mapping	PEM
Preliminary Assessment	PA
Preliminary Economic Assessment	PEA
Qualified Persons	QPs
Quality Assurance	QA
Quality Control	QC
Reference Material	RM
Reverse Circulation	RC
Rhenium	Re
Rock Mass Rating	RMR ‘76
Rock Quality Designation	RQD
SAG Mill/Ball Mill/Pebble Crushing	SABC
São Luís Craton	SLC

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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Semi-autogenous Grinding	SAG
Sodium	Na
Standards Council of Canada	SCC
Stanford University Geostatistical Software Library	GSLIB
Tailings storage facility	TSF
Terrestrial Ecosystem Mapping	TEM
Total dissolved solids	TDS
Total Suspended Solids	TSS
Tunnel boring machine	TBM
Underflow	U/F
Valued Ecosystem Components	VECs
Vanadium	V
Waste rock facility	WRF
Water balance model	WBM
Work Breakdown Structure	WBS
Workplace Hazardous Materials Information System	WHMIS
X-Ray Fluorescence Spectrometer	XRF
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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

Forward Looking Statements

This Technical Report, including the economics analysis, contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. While these forward-looking statements are based on expectations about future events as at the effective date of this Report, the statements are not a guarantee of Equinox Gold Corp.’s future performance and are subject to risks, uncertainties, assumptions and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties, factors, and assumptions include, amongst others but not limited to metal prices, mineral resources, smelter terms, labour rates, consumable costs, and equipment pricing. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

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Equinox Gold Corp. Technical Report on the Aurizona Gold Mine, Brazil

1	Summary

Equinox Gold Corp. (Equinox or the Company) retained independent consultants to prepare a Technical Report (the Report) to update the Mineral Resources and Mineral Reserves on the Aurizona Mine in northern Brazil (the Project or the Property). Equinox, through its indirect wholly-owned subsidiary Mineração Aurizona S.A., holds a 100% interest in the Property.

On March 10, 2020, Equinox, and Leagold Mining Corporation (Leagold) completed a merger to create an intermediate gold producer. Equinox now has six operating mines: Los Filos in Mexico, Mesquite in California, and Aurizona, Fazenda, RDM and Pilar in Brazil. The merger will also enhance Equinox’s growth profile, with two development projects: Castle Mountain Phase 1 in California and the Los Filos expansion in Mexico, and two growth projects: Castle Mountain Phase 2 and Santa Luz in Brazil.

1.1	Location

The Aurizona Mine is located in the state of Maranhão in northeastern Brazil between the cities of São Luis and Belém. The Project is centered at approximately 01°18’ south latitude and 45°45’ west longitude. The Property is on the Atlantic coast of northern Brazil, 320 km northwest of the state capital city of São Luis and within 3 km of an ocean inlet.

Year-round road access is available from the state capital cities of Belém, Pará (400 km), and São Luis, Maranhão (320 km), the latter requiring a ferry transfer from São Luis island to the mainland or a longer bypass by road on land. The main federal highway connecting both capitals has been resurfaced in both states and is in good condition. A state highway connects the federal highway with the town of Godofredo Viana, from which the Property is accessed by 16 km of a regularly maintained eight-metre-wide laterite road. The Aurizona Mine is also accessible by air with landing strips in Godofredo Viana and Carutapera, both of which are approximately one hour by light aircraft from São Luis or Belém.

1.2	Mineral Tenure, Surface Rights and Royalties

The Aurizona Mine consists of a developed mine camp, open pit operation, process plant, and associated infrastructure. The Property includes one active mining license totaling 9,981 hectares and 12 exploration licenses totaling approximately 97,042 hectares for a total land package of approximately 107,023 hectares. The Tatajuba exploration licence is in the process of being converted to a mining license.

All thirteen licenses are 100% held by Equinox via its wholly owned subsidiaries Mineração Aurizona S.A. (MASA) and Luna Gold Pesquisa Mineral LTDA. The Piaba and Boa Esperança deposits, as well as several near-mine exploration targets are covered by the mining licence.

Equinox, through its indirect wholly-owned subsidiary Mineração Aurizona S.A., owns all surface rights required for the operation of the Aurizona Mine.

Royalties on the Project are held by the Brazilian government and Sandstorm Gold Royalties Ltd (Sandstorm). The Mining License is subject to a government royalty of 1.5% which is applied to gross revenue from sales payable to the Brazilian government. Previously, Aurizona was subject to a 17% gold stream payable to Sandstorm. This gold stream has been terminated and replaced by two net smelter return (NSR) royalties (the Aurizona Project NSR and the Greenfields NSR) and a convertible debenture in favour of Sandstorm dated January 3, 2018 (the Sandstorm Debenture). The Aurizona Project NSR covers the mining license and the four brownfield exploration licenses including all the mineral resource estimates presented in this Report, and any future resources from these properties that would be processed through the Aurizona mill net of third-party refining costs. The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows:

•	3% if the price of gold is less than or equal to $1,500/ounce
•	4% if the price of gold is between $1,500 and $2,000/ounce
•	5% if the price of gold is greater than $2,000/ounce
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The Greenfields NSR covers the other eight exploration licences on the Property and are subject to a 2% royalty. Sandstorm holds a right of first refusal on any future streams or royalties on the licences covered in the Aurizona Project NSR or Greenfields NSR.

1.3	Environment and Community Relations

The Company currently has all required permits for the operation of the Aurizona Mine. Permits related to chemical storage, water use, and effluents discharge have been granted and are currently valid. Other required permits for the future operations are planned and/or under the application process.

MASA continues to invest in programs and projects in the communities within the area of influence of the mine that are focused on infrastructure improvement, skills training, education, behavioural change, and strengthening of local institutional and leadership skills. These programs and projects have been developed in partnership with the local communities, the state (Maranhão) institutions, and the Industry State Federation. One of the key tools in ensuring effective communication between the company and the communities was the establishment of the Community Development Committee (CDC). The CDC, which meets monthly, is a volunteer committee and is comprised of local leaders and authorities. The CDC is evolving into an important forum to discuss local issues, to seek common solutions, and implement cooperative strategies for local business development.

1.4	Geological Setting and Mineralization

The Project is characterized as a greenstone-hosted orogenic gold system. Mineralization occurs as structurally-controlled gold deposits including the Piaba deposit, which is currently being mined. Piaba, Boa Esperança, and Tatajuba deposits are on and adjacent to the Aurizona Shear Zone (ASZ), a regional northeast-striking structure. These deposits are hosted by Paleoproterozoic volcano-sedimentary and intrusive rocks of the São Luis Craton (SLC), an eastern extension of the Guyana Shield which contains several major Proterozoic gold deposits including Las Cristinas, Omai, and Rosebel, extending from Venezuela to Brazil. Property geology is dominated by volcano-sedimentary sequences of the 2.23-2.24 Ga Aurizona Group (Klein et al, 2015), and granitoids of the Tromaí Intrusive Suite. The Aurizona Group is comprised of felsic, intermediate, and mafic volcanic and volcaniclastic rocks, as well as metasedimentary rocks. The bedrock units are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments.

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Gold mineralization at Piaba and the other deposits is generally associated with subvertical tabular zones of intense shearing and quartz-carbonate-sericite±chlorite hydrothermal alteration. Quartz±carbonate shear veins are the primary host for gold mineralization with flat to shallow dipping quartz±carbonate extensional veins also carrying gold. Pyrite is the dominant sulphide with lesser arsenopyrite or pyrrhotite, except at Tatajuba where arsenopyrite mineralization is commonly observed. Native gold is observed within the grey shear veins, commonly along vein margins.

A mature regolith profile has developed across the Property with distinct effects on geochemical dispersion and physical properties within each domain type. The mineralized sequence is weathered to a vertical depth of more than 60 m, below which primary gold mineralization occurs in fresh, sulphide-bearing rocks.

1.5	Exploration Status

The Project has several exploration targets that warrant further exploration. The Piaba underground requires roughly 17,000 m of drilling to upgrade resource classification and support underground studies. There are numerous regional trends that require further drill testing including targets within the Eastern Brownfields, an area with several prospects one km northeast of the Piaba open pit and the Touro area, 15 km south west of the mine infrastructure.

1.6	Drilling

Equinox has drilled more than 85% of the meters completed at the Project to date. There are three deposit areas, termed the “Brownfield” area within this Report including the Piaba, Boa Esperança, and Tatajuba deposits, which have a total of 132,936 m of drilling in 944 holes. The dominant drill method for the Brownfield areas was HQ sized, diamond drill holes (DD) with a total meterage of 114,065 m in 642 holes. Reverse circulation (RC) was also utilized for 336 holes with 18,872 m. The deposit drilling is dominantly using angled holes, drilled to the southeast or to the south to intersect steeply dipping, northeast to east-west striking mineralized zones. Grade control drilling in the Piaba open pit is executed with RC and blasthole drilling methods. There is an additional 32,169 m in 336 holes of regional diamond and RC drilling on the Property. Auger drilling has been used to delineate trends and condemn sites used for infrastructure.

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1.7	Sample Preparation, Analyses, and Security

Equinox maintains a Quality Assurance/Quality Control (QA/QC) sampling program, including insertion and review of coarse blanks, certified reference materials (CRM), and duplicates. Blanks, CRMs, and quarter core duplicates are inserted into the sample stream at roughly a 4% insertion rate per material type.

Sample intervals are a nominal one metre length but may range from 0.3 - 2.0 m length and can cross geological boundaries. An electric core saw is used to cut hard and competent drill core. Saprolite and similar softer material is cut manually with a large knife or machete. Core is consistently sampled on the same side and the remaining half of the core is stored in the core box for reference.

RC samples are collected at the drill rig by the contracted drilling personnel. The entire sample representing a one metre run length is collected at the drill site. RC samples are not processed or split prior to shipment. Entire RC samples are shipped to the commercial assay laboratory where they are dried and split before analysis. Blanks and CRMs are inserted in a similar manner as with drill core samples.

After the cutting and bagging of individual samples, sample shipments are prepared in sealed rice sacks. Sample shipments are transported by a commercial transport company directly from the core facility to the preparation laboratory. The chain of custody procedures includes long term storage of records documenting transport to and receipt of sample shipments at the laboratory. The sample shipments are prepared by MASA staff and have adequate security and tracking measures employed during preparation, packing and transport.

Equinox has used ALS Global (ALS) as its primary independent laboratory since 2008, and ACME Analytical Laboratories Ltd (ACME, now Bureau Veritas) in 2007 and late in 2011. A variety of laboratory locations have been used to prepare and assay samples, all of which of follow ISO procedures. ALS labs in Australia, Canada, Peru, Brazil, and Chile have ISO 17025:2005 and ISO 9001:2008 accreditation. ACME Vancouver was accredited under the general ISO 9001:2000 regulations.

From 2007 to 2016 all drilling samples were analysed by fire assay with atomic absorption spectroscopy (AAS) finish and samples returning greater than 10 g/t gold were automatically re-analysed via fire assay with gravimetric finish. In 2017, the procedure was modified to include re-assay of samples that return greater than 10 g/t gold by screen fire assay to address the presence of coarse gold.

The QA/QC materials are appropriately matched to the mineralization at Aurizona. The results are reviewed on a batch by batch basis to monitor the accuracy and precision of the results. A series of rules are followed to audit the QA/QC results and possible failures and subsequent follow up actions are taken as required.

The sample preparation, analysis and security procedures demonstrate that the resultant dataset is adequate for use in mineral resource estimation and preparation of mineral reserves.

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1.8	Data Verification

The data used in the resource models and resource estimation was reviewed for critical errors and to evaluate the quality of the analytical data. Location data for the collars and downhole survey measurements were checked for gross errors. Measured physical property values were used to recalculate and verify the in-situ bulk density values being used. The assay data was checked for ranking accuracy and the QA/QC results were evaluated statistically and plotted for visual evaluation. The results of the data verification demonstrate the data is adequate for use in mineral resource estimation and preparation of mineral reserves.

1.9	Mineral Resource Estimate

The current Mineral Resource estimate for the Aurizona Mine includes the Piaba open pit, Piaba underground, Boa Esperança open pit, and Tatajuba open pit deposits. The resource estimates presented herein represent an update to the previous mineral estimates for Piaba open pit, Piaba underground, and Boa Esperança open pit as disclosed by Equinox Gold on March 19, 2019 with an effective date of October 22, 2018. The mineral resources of the Tatajuba deposit represent an update of the mineral resources initially disclosed March 27, 2015 by Luna Gold. Mineral Resources from the Piaba Open Pit, Piaba Underground, and Boa Esperança deposits presented herein have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. The Mineral Resources are shown in Table 1-1.

The current mineral resource for the open pit portion of the Piaba deposit reflects approximately one year of mining and grade control drilling undertaken by MASA since the October 22, 2018 update. Considerations from mining and the additional drilling have been incorporated into the current Piaba Open Pit Mineral Resource.

Equity is satisfied that the resource estimates and classification of resources reported herein represent a reasonable estimate of the gold contained in the Aurizona Project. The mineral resources presented conform with the most recent CIM Definition Standards (CIM, 2014), have been prepared according to CIM Best Practice Guidelines (CIM, 2019), and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101, May 9, 2016). Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all, or any part, of the mineral resources will be converted into mineral reserves.

To sufficiently test the reasonable prospects for eventual economic extraction by an open pit, AGP used MinePlan’s pit optimiser with input parameters to evaluate the portions of the block model that could be extracted economically. The pit optimisation parameters are summarised in Table 1-2. The results of the pit optimisation are used to constrain the mineral resource with respect to the CIM Definition Standards and does not constitute an attempt to estimate reserves. The open pit resources are restricted to blocks contained within the optimised pit, and above a datum that is the lower of 20 m below the reserve pit or 20 m below the fresh rock – transition contact.

Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves by Trevor Rabb, P.Geo. (Equity). Geologic interpretations were performed by MASA and Equity in Datamine Studio and Micromine software. Interpretations were imported into Leapfrog software to assist with generating final resource domains. Estimation of mineral resources was completed using Micromine software. The databases were provided by Equinox and validated for adequacy by Eleanor Black, P.Geo. (Equity).

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Table 1-1: Consolidated Mineral Resource Statement for Aurizona Project, Maranhão, Brazil, Equity
Deposit	Area	Category	Cut-Off Grade	Tonnes	Gold	Contained Gold
			Gold (g/t)	(kt)	(g/t)	(koz)
Piaba	Open Pit	Measured	0.6	2,721	1.25	109
		Indicated		3,339	1.36	146
		Inferred		365	1.65	19
Boa Esperança	Open Pit	Indicated	0.6	445	1.22	17
		Inferred		114	1.28	5
Tatajuba	Open Pit	Indicated	0.6	2,144	1.62	112
		Inferred		234	2.98	22
Total Open Pit		M&I	0.6	8,649	1.38	384
		Inferred		712	2.02	46
Piaba	Underground	Indicated	1	7,317	1.96	460
		Inferred		16,500	1.98	1,052
Total Aurizona Resource		M&I		15,966	1.64	844
		Inferred		17,212	1.98	1098
Source: Equity (2020).
Notes:
1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.	Open pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in Table 1-2.
4.	Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold.
5.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Any discrepancies in the totals are due to rounding.
8.	Mineral resources from Piaba Open Pit, Piaba Underground and Boa Esperança presented herein have an effective date of December 31, 2019.
9.	Mineral resources from Tatajuba have an effective date of January 24, 2020.

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Table 1-2: Pit Optimisation Parameters for Piaba, Boa Esperança, and Tatajuba
Metal Prices
Gold Price ($US per Au oz)	$1,500
Payability (%)	99.9%
Refining/Transportation ($US per Au oz)	$19.50
Royalty (%)	4%
Wall Slopes (Overall Angle in degrees)
Laterite/Saprolite	37°
Hard Saprolite/Transition	33°
Rock	49°
Mining Costs ($US/t moved)
Laterite/Saprolite	$2.32
Hard Saprolite/Transition	$2.32
Rock	$2.32
Process Costs ($US/t processed)
Laterite/Saprolite	$9.98
Hard Saprolite/Transition	$10.28
Rock	$12.13
G&A Costs	$2.84
Process Recovery (%)
Laterite/Saprolite	92.6%
Hard Saprolite/Transition	92.1%
Rock	89.2%
Source: Equity (2020)

1.10	Mineral Processing and Metallurgical Testing

Various metallurgical test work programs have been completed and relevant test results from test work campaigns between 2011 and 2017 formed the basis for the process design criteria and process plant upgrade design. The test work results showed that the mineralization responds well to gravity concentration followed by a standard leach/CIP process. Gold recoveries between 90% and 97% are expected over the LOM.

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1.11	Mineral Reserves Estimate

The Proven and Probable Mineral Reserves at the Aurizona Mine have been classified in accordance with the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.

The Mineral Reserve estimate for the Aurizona Mine, effective December 31, 2019 is summarized in Table 1-3.

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Table 1-3: Mineral Reserves Aurizona Mine – December 31, 2019

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Note: This mineral reserve estimate is as of Dec 31, 2019 and is based on the mineral resource estimate dated Dec 31, 2019 for Aurizona Mine by Equity Exploration. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t for Piaba and Piaba East and 0.41 g/t for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

Source: AGP (2020)

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1.12	Mine Plan

The Aurizona Mine is an open pit operation using conventional mining equipment. Mining is being completed by a local Brazilian contractor.

The mine schedule is based on 2019 reserves using the Piaba, Piaba East and Boa Esperança pit areas. It delivers 19.8 million tonnes of proven and probable ore grading 1.51 g/t gold to the process plant over a current design life of 6.5 years. The ore tonnage is made up of 12.4 million tonnes of proven reserves grading 1.51 g/t gold and 7.4 million tonnes of probable reserves grading 1.51 g/t gold and includes 0.7 million tonnes of proven ore at 1.07 g/t gold currently in the stockpile from 2019 mining activity.

Waste tonnage totals 99.8 million tonnes to be placed in the various waste rock management facilities. The overall strip ratio is 5.22:1 mined or 5.00:1 delivered (due to stockpiled ore in the schedule).

The mining cut-offs used were 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança.

The detailed pit phase designs at Aurizona Mine are based on the Feasibility Study as the pit optimization shells generated with the current resource model showed the designs to still be valid. They are also in use by the site for planning purposes.

Highwall slope angle criteria vary by area and pit. Work completed during the Feasibility Study by third party consultants remains valid and was used in the update of the reserves.

In general, the inter ramp angles vary from 33 to 60 degrees depending on pit area and wall orientation. This is due to foliation present parallel to the walls in certain zones. The geotechnical consultants have provided detailed information for each pit slope area.

Heights between safety benches varies by material type. In the saprolite and transition zones, benches are placed each 6 metres while in the fresh rock they are placed each 18 metres. Berm widths vary from 3.5 metres to 9.0 metres depending on the zone. Every 54 metres vertically in saprolite and transition zones, a 10-metre berm is required.

A larger catch berm of 20 metres is in the design at the -44 level which roughly represents the base of the transition zone. The base of the transition zone is expected to be a dewatering zone for the slope due to the higher permeability of that material as compared to fresh rock.

Three pit areas are considered in the reserves statement: Piaba (8 phases), Piaba East (one phase) and Boa Esperança (one phase). The Boa Esperança open pit is planned to become a water storage facility once excavated but has the potential to be a larger pit in the future.

The mine schedule utilizes the pit and phase designs to send a peak of 3.2 million tonnes of ore to the plant in 2021 then lesser amounts in the following years. This peak is possible due to the higher percentage of saprolite which allows a slight increase in plant throughput. Total mine production peaks at 34.9 million tonnes in 2020 then declines as the mine advances.

Equipment sizing for ramps and working benches is based on the equipment fleet in use and has single lane access of 17.8m (2x operating width plus berm and ditch) and double lane widths of 23.5m (3x operating width plus berm and ditch). Ramp uphill gradients are 10% in the pit and 8% uphill on the dump access roads. Working benches were designed for 35m to 40m minimum on pushbacks, although some push-backs do work in a retreat manner to facilitate access.

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Mining of Piaba underground is not considered in this reserve estimate. It remains a future opportunity to be examined in more detail prior to converting those resources to reserves.

Tatajuba is also not considered as part of the reserve but will be the subject of further study to determine if it may be included in the future.

1.13	Processing

The process plant was originally designed to treat soft saprolitic ores at a rate of 5,500 t/d. The process plant was subsequently upgraded during 2018-2019 and Aurizona achieved commercial production of the upgraded plant on July 1, 2019. The upgraded process plant consisted of the following main processing facilities with a nominal processing rate of 8,000 t/d:

•	primary crushing and associated material handling equipment
•	crushed ore surge bin, emergency crushed ore stockpile, associated feed and reclaim systems
•	grinding circuit, including a SAG mill, ball mill, and associated pumping and material handling systems
•	a gravity circuit with intensive leach reactor, an electrowinning cell and associated equipment
•	cyanide Leach/CIP circuit and associated gold recovery and carbon handling circuits, including pre-leach thickening, leach and CIP tanks, acid wash and elution, carbon reactivation, gold electrowinning and melting
•	cyanide destruction
1.14	Project Infrastructure

The overall site plan showing major infrastructure is shown in Figure 1-1.

The Companhia Energética do Maranhão (CEMAR) provides 14MW power supply to the plant via a 69 kV overhead power line.

The major sources of raw water supply for the plant are provided from Lake Pirocaua and reclaim water is from the Tailings Storage Facility (TSF). Raw water storage at site is 1.5 Mm3.

The TSF design is based on 19.8 Mt of processed ore and there is potential for future expansions. After detoxification of cyanide, slurried tailings are pumped from the process plant to the TSF and spigoted from the dam crest to maintain the water pool towards the rear of the reservoir area and away from the main dam embankments.

There are four different Waste Storage Facilities (WSF) required over the life of the mine to accommodate the 99.8 Mt (53.2 Mm3) of waste material.

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Figure 1-1: Overall Site Plan (End of Mine Life)

Source: AGP (2020)

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1.15	Markets

The average New York spot gold price for 2019 was $1,393 per troy ounce. The New York price as of December 31, 2019, was $1,519 per troy ounce. The three-year, five-year, and ten-year rolling average prices through the end of December 2019 are $1,306, $1,265, and $1,314 per troy ounce, respectively. This Technical Report uses $1,350 per troy ounce for the economic analysis.

The Aurizona Project has standard industry contracts for the sale of gold doré and bullion.

Dore is shipped from site to major refineries. Equinox has entered into refining agreements with various reputable firms worldwide. The terms and conditions are consistent with standard industry practices. Refining charges include treatment and transportation.

The Mineral Resource estimate is based on commodity prices of US$1,500/oz for gold. The Mineral Reserves estimate is based on commodity prices of US$1,350/oz for gold.

The Aurizona Project has existing contracts for the supply of major consumables including diesel fuel, cyanide, explosives, cement and lime.

1.16	Capital and Operating Costs

Capital costs forecast for the Aurizona mine to maintain operations and in order to meet current reserves production are expected to total $107.1 million over the remaining mine life.

The total operating cost for the Aurizona Mine is $27.95 per tonne processed until the end of the mine life in 2026. Operating costs are broken into three primary areas: mining, processing, and G&A.

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, contractor mining costs and expected consumable and maintenance costs. Mine operating costs are based on the 2019 Operating Budget and Forecast and are forecast to be $2.30/ tonne moved for the life of mine.

The process operating cost also is based on the forecast and initial operating history of the Aurizona process facility. This cost is estimated to be $10.39 /tonne ore processed until the end of mineral processing in 2026.

G&A operating costs are based on initial operating costs with a forecast for the remainder of the mine life. These costs include the site overhead, social programs, and G&A from local offices but not the corporate overhead. The forecast is $4.89 /tonne ore processed.

1.17	Financial Analysis

NI 43-101 regulations exempt Producing Issuers from the requirement to disclose an Economic Analysis on properties currently in production, unless the technical report prepared by the issuer includes a material expansion of current production. Equinox is a Producing Issuer, the Aurizona mine is currently in production, and a material expansion is not included in the current Aurizona LOM plan. AGP has performed an economic analysis using the Mineral Reserves and Life-of-Mine Plan presented in this report, and confirms the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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1.18	Conclusions

Based on evaluation of the data available from the Aurizona Project, the authors of this report have drawn the following conclusions:

•	As of the effective date of this Technical Report (January 24, 2020), Equinox holds a 100% interest in the Aurizona Project.
•	The Piaba, Boa Esperança, and Tatajuba deposits form relatively continuous steeply dipping zones of structurally controlled gold mineralisation within favorable host rocks, strong hydrothermal alteration that is coincident with quartz veining, and sulphide mineralisation.
•	The Project has combined Measured and Indicated mineral resources exclusive of mineral reserves that are amenable to open pit mining that total 8.6 M tonnes at 1.38 g/t Au for 384 koz. These mineral resources occur within a variety of regolith materials including laterite, saprolite, transition, and fresh rock.
•	Measured mineral resources exclusive of mineral reserves that are amenable to open pit mining total 2.7 M tonnes at 1.25 g/t Au for 109 koz. Indicated mineral resources exclusive of mineral reserves that are amenable to open pit mining that total 5.9 M tonnes at 1.44 g/t Au for 275 koz.
•	The Aurizona Project has Indicated mineral resources exclusive of mineral reserves amenable to underground mining that total 7.3 M tonnes at 1.96 g/t Au for 460 koz of contained gold. These mineral resources occur entirely within fresh rock.
•	There are no known factors related to, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the Mineral Resource Estimates.
•	Areas of uncertainty that may affect the Mineral Resource Estimates include mining cost assumptions, metal prices, process recoveries and changes to the geological model.
•	It is anticipated with greater operational maturity that a more robust reconciliation program can be implemented to assess the performance of the resource model and estimation methodology.
•	It is the QP’s opinion the metallurgical recoveries used in this Technical Report are to a level sufficient to support Mineral Reserves declaration.
•	The existing and planned infrastructure, availability of staff, existing power, water and any planned modifications or the requirements to establish such, are understood by Equinox.
•	Estimations of mineral reserves for the Project conform to industry best practices and meet the requirements of CIM (2014). Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors, and constraints for the operation support the declaration of Mineral Reserves using the set of assumptions outlined.
•	The mineral reserves declared on December 31, 2019 include 12.4 million tonnes of proven mineral reserves grading 1.51 g/t gold and 7.4 million tonnes of probable mineral reserves grading 1.51 g/t gold. This is a total of 19.8 million tonnes of mineral reserves grading 1.51 g/t gold for a contained 958,000 ounces of gold.
•	The mine plans are appropriate for the style of mineralization and the geometry of the deposit.
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•	Geotechnical concerns affecting wall slopes are understood and that knowledge is being expanded with additional study/drilling planned in the coming years.
•	Further optimization of the mine plan is underway to investigate opportunities to bring ounces forward in the schedule and reduce mine operating costs.
•	Exploration potential exists for expanding the mine life in the underground portion of Piaba, Piaba East as well as expanding Boa Esperança from a water storage facility to a larger open pit. The Tatajuba area is another potential source of feed in the future for the Piaba process facility. Work is ongoing to determine if these options are possible.
•	The economic analysis is positive under the set of assumptions used.
1.19	Recommendations

The QP’s provide the following recommendations for several areas.

The following recommendations are made for laboratory and assay management:

•	Improve care and process when inserting CRMs into grade control samples to minimize handling errors.
•	Increase insertion rates of CRMs in the grade control batches to track analytical accuracy at the mine lab.
•	Monitor laboratory pulp and preparation duplicates of exploration and grade control samples to determine if improvements on reproducibility can be obtained.
•	Complete a detection limit study to determine capability of the mine laboratory.

The following recommendations are made for mineral resource estimation perspective:

•	17,000 m of drilling is recommended to upgrade the classification of the underground resources at Piaba. The cost of the drilling program is estimated to be US$3,900,000.
•	Additional drilling (2,000 m) is recommended to assess the underground resource potential at Tatajuba. The cost of the drilling program is estimated to be US$400,000.

The following recommendations are provided for mineral processing, metallurgical testing, and recovery methods to optimize plant operations and improve gold recoveries:

•	Procure additional laboratory equipment to complete diagnostic leach tests and a LECO machine for onsite analyses of total sulphur and total sulphide content.
•	Procure and install Slamjets© to increase the mass transfer efficiency of air into the leach tanks to improve gold extraction.
•	Install a lead nitrate system at the leach circuit to improve gold extraction.
•	Complete a study to optimize the leach /CIP circuit.
•	Increase grinding efficiencies and potentially grind finer to improve gold extraction.
•	Improve metallurgical accounting by improved documentation of the source of the plant feed (mine to mill register).
•	Further develop the geometallurgical database of the ore.
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The following recommendations are provided from a mine planning and reserves perspective:

•	Continued examination of the mine sequence to bring ounces forward in the mine plan.
•	Examine the storage and processing of low-grade material between the marginal cut-off and 0.6 g/t cut-off.
•	Review opportunities to expand the Piaba East pit based on the latest drilling.
•	Look at opportunities for expanding Boa Esperança open pit.
•	Further examination of Tatajuba and its potential inclusion in the mine plan for the overall project as additional resource is outlined.
•	Consider the potential combination of the Piaba underground concept on the LOM mine schedule.
•	Examine production scenarios that consider material from Piaba, Piaba Underground and Tatajuba to maximize NPV of the project.

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2	Introduction

2.1            Terms of Reference

Equinox retained independent industry consultants to prepare a Technical Report on the Aurizona Mine near Godofredo Viana, Maranhão, Brazil.

The preparation of the Report is led by AGP Mining Consultants Inc. (AGP) but includes contributions by Equity Exploration Consultants Ltd. (Equity).

This Technical Report was prepared in compliance with National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101) and summarizes the results of the estimation of resources and reserves on the Aurizona Mine property.

Unless specified, all measurements in this Report use the metric system. The Report currency is expressed in US dollars. The map projection for all coordinates is PSAD69 UTM zone 23S.

2.2            Qualified Persons

The Qualified Persons (QP), as that term is defined in NI 43–101, responsible for the preparation of the Report include:

•	Eleanor Black, P.Geo., Senior Geologist (Equity)
•	Trevor Rabb, P.Geo., Resource Geologist (Equity)
•	Gordon Zurowski, P.Eng., Principal Mine Engineer (AGP)
•	Neil Lincoln, P. Eng., Principal Process Engineer (AGP)

Table 2-1 provides a summary listing of the QPs who have contributed to the preparation and content of this Technical Report.

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Table 2-1: Aurizona Mine Technical Report Qualified Persons and Areas of Responsibility
Name	Professional Designation	Title	Responsible for Sections
Ms. Eleanor Black	P.Geo	Senior Geologist, Equity Exploration Consultants	Sections 4, 5, 6, 7, 8, 9, 10, 11 and 12, and those portions of the Summary, Introduction, Interpretations and Conclusions, and Recommendations that pertain to those sections
Mr. Trevor Rabb	P.Geo	Resource Geologist, Equity Exploration Consultants	Sections 14, and those portions of the Summary, Introduction, Interpretations and Conclusions, and Recommendations that pertain to those sections
Mr. Gordon Zurowski	P. Eng.	Principal Mine Engineer AGP Mining Consultants	Sections 2, 3, 15, 16, 19, 20, 21, 22, 23, 24, and those portions of the Summary, Introduction, Interpretations and Conclusions, and Recommendations that pertain to those sections
Mr. Neil Lincoln	P. Eng.	Principal Process Engineer AGP Mining Consultants	Sections 13, 17 and 18 and those portions of the Summary, Introduction, Interpretations and Conclusions, and Recommendations that pertain to those sections
Source: AGP (2020)

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2.3            Site Visits and Scope of Personal Inspection

AGP and Equity QPs have conducted site visits to the Aurizona Mine as shown in Table 2-2.

Table 2-2: Dates of Site Visits
Name	Site Visit	Duration and Dates
Eleanor Black, P. Geo	Yes	November 11 – 18, 2017
Trevor Rabb, P. Geo.	Yes	November 11 – 14, 2019 October 28 – November 14, 2017
Gordon Zurowski, P. Eng.	Yes	July 20-22, 2015
Neil Lincoln, P. Eng.	Yes	December 2, 2014
Source: AGP (2020)

2.4            Effective Dates

The effective date for the Mineral Resource Estimate for the combined Piaba and Boa Esperança gold deposits is December 31, 2019. The effective date for the Mineral Resource Estimate for the Tatajuba gold deposits is January 24, 2020.

The effective date for the Mineral Reserve Estimate for the combined Piaba and Boa Esperança gold deposits is December 31, 2019.

The effective date of the Technical Report is January 24, 2020.

2.5            Information Sources and References

AGP and Equity have sourced information from reports and other reference documents as cited in the text and summarized in Section 27 of this Report. The sources for all figures and tables are cited as per the details in Table 2-3. Technical data for preparation of the mineral resource and reserve estimation, was provided by Equinox.

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Table 2-3 Technical Report Table and Figure Sources

In-Text Source Citation	Description
Equity (2020)	Created by Equity for the Technical Report
AGP (2020)	Created by AGP for the Technical Report
Equinox (2020)	Created by Equinox for the Technical Report
Lycopodium (2017)	Created by Lycopodium for the previous 2017 Technical Report (see Table 2-4)
Other	All other figures and tables are cited using references in Section 27
Source: AGP (2020)

2.6            Previous Technical Reports

Equinox, or a predecessor to Equinox, has filed the following historical Technical Reports for the Project as summarized in Table 2-4 below.

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Table 2-4: Summary of Technical Reports on the Aurizona Project

Technical Report Title	Company	Lead Author (Issuer)	Effective Date	Authors	In-text Reference
NI 43-101 Technical Report, Mineração Aurizona, S.A., Piaba Project, Maranhão, Brazil	Luna Gold Corp.	SRK Consulting	May 9, 2008	Mach, L. and Clarke, P.
NI 43-101 Technical Report, Mineração Aurizona, S.A., Piaba Project, Maranhão, Brazil	Luna Gold Corp.	SRK Consulting	September 1, 2010	Mach, L., Swanson, B. and Olin, E.
NI 43-101 Technical Report Mineração Aurizona S.A. Aurizona Project	Luna Gold Corp.	SRK Consulting	January 23, 2012	Mach, L., Swanson, B. and Olin, E.	Mach, et al., 2012
Resource Report Aurizona Project, Brazil	Luna Gold Corp.	Luna Gold	January 29, 2013	Mah, P., Reyes, A., Lindeman, D., Mach, L. and Haggan, T.
NI 43-101 Technical Report Aurizona Mine Update, Brazil	Luna Gold Corp.	Luna Gold	March 27, 2015	Leduc, M., Pearce, R., and Malhotra, D.,	Leduc et al., 2015
NI-43-101 Technical Report, Pre-Feasibility Study on Aurizona Mine Project	Luna Gold Corp.	Lycopodium Minerals Canada	September 12, 2016	Evans, D., Breckenridge, J.L., Cheng, S., Fisher, B., Lincoln, N., Luz, A., Marsh, B., and Zurowski, G.
NI 43-101 Technical Report, Feasibility Study on the Aurizona Gold Mine Project, Maranhão, Brazil	Trek Mining Inc.	Lycopodium Minerals Canada	July 10, 2017	Lincoln, N., Tortosa, M., Cheng, S., Day, S., Hormazabal, E., Hoekstra, D., Nowak, M., Parshley, J., Royle, M., Siddorn, J., Virgili, J., and Zurowski, G.	Lycopodium, 2017
Source: AGP (2020)

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3	Reliance on Other Experts

This report has been prepared by AGP and Equity for Equinox. The information, conclusions, opinions, and estimates contained herein are based on:

•	information available at the time of preparation of this report
•	assumptions, conditions, and qualifications as set forth in this report
•	data, reports, and other information supplied by Equinox and other third-party sources.

Ownership information was provided by Equinox and this has been relied upon and by AGP and Equity who have not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the Property. AGP and Equity relied on information provided by Scott Heffernan (Equinox’s EVP Exploration, March 12, 2020) for explanation of the status of exploration and mining licenses (Section 4.2).

Equinox provided guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Project. Equinox’s Scott Heffernan provided the explanation for those items which are discussed in more detail in Section 4.4 and 4.5 of this technical report.

Explanation of the Environmental Liabilities and Permitting information was provided by Equinox’s Scott Heffernan for Section 4.7.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4	Property Description and Location

This section is adapted from the technical reports from 2015 (Leduc et al., 2015) and 2017 (Lycopodium, 2017), supplemented with additional research, news releases from Equinox and personal communications with Equinox personnel.

4.1            Property and Title in Maranhão, Brazil

The Aurizona Property consists of 13 mineral licenses covering 107,023 ha (1,070 km2) in the municipality of Godofredo Viana (population 10,635), state of Maranhão, along the northeastern coast of Brazil. The Aurizona Mine is centered at approximately 01°18’ south latitude and 45°45’ west longitude. UTM coordinates on the Project are measured in PSAD69 / UTM zone 23 south.

Equinox, through its indirect wholly-owned subsidiary Mineração Aurizona S.A., owns 100% of the Property. All mineral licenses are held by Equinox’s wholly-owned subsidiaries Mineração Aurizona S.A. (“MASA”) and Luna Gold Pesquisa Mineral LTDA. The Project is operated by MASA and is comprised of an operating open pit mine with the mine site including a camp, process plant, tailings storage facility and associated infrastructure. Adjacent development and exploration properties are also operated from the main camp infrastructure.

4.2	Brazilian Mining Rights

Mining rights in Brazil are governed by the Mining Code and additional rules enacted by the National Mining Agency. Each application for an exploration or mining license is represented by a mineral claim submitted to the ANM.

Obligations of an exploration license holder to the ANM include: (1) payment of an Annual Tax per Hectare (TAH) based on the number of hectares held (Table 4-1), 2) payment of all expenses related to ANM site inspections of the license area; and (3) submission of an exploration work report before the authorization’s expiration date. The 107,023 ha held under license by Equinox equates to an estimated aggregate TAH of R$383,000, which is equivalent to US$88,800. Compliance with these obligations is essential for keeping the mineral licenses in good standing with a failure to meet obligations allowing ANM to impose penalties and possibly cancel the mineral licenses.

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Table 4-1: Annual tax per hectare (TAH) rates as of January 2020
Term	Rate
Effective period of authorization in its original term (Phase 1)	R$2.63/ha
Extended authorizations (Phase 2)	R$3.58/ha
Source: Lycopodium (2017)

4.3	Equinox’s Mining Rights at Aurizona Project

The mineral licenses for the Project include one active mining license, one mining license application, and eleven exploration licenses as detailed in Table 4-2 and Figure 4-1. Of the eleven exploration licenses, eight are in good standing and three are under application for extension.

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Table 4-2: Summary of Aurizona Tenure

DNPM Process	License Number	Area (Ha)	Holder	Status	Expiration Date
800.256/1978	1201	9,982	Mineracão Aurizona S.A.	Mining License	N/A
806.042/2003	0	5,029	Mineracão Aurizona S.A.	Mining License Application	Pending ANM
800.329/1991	2640	10,000	Mineracão Aurizona S.A.	Exploration License - Phase 2	Pending ANM
800.330/1991	2639	9,838	Mineracão Aurizona S.A.	Exploration License - Phase 2	Pending ANM
800.331/1991	2638	10,000	Mineracão Aurizona S.A.	Exploration License - Phase 2	Pending ANM
806.111/1996	2302	150	Mineracão Aurizona S.A.	Exploration License - Phase 2	Pending ANM
806.013/2010	15607	7,823	Luna Gold Pesquisa Mineral LTDA	Exploration License - Phase 3	2023-01-05
806.010/2010	15604	9,453	Luna Gold Pesquisa Mineral LTDA	Exploration License - Phase 3	2023-01-05
806.011/2010	15605	8,483	Luna Gold Pesquisa Mineral LTDA	Exploration License - Phase 3	2023-01-05
806.012/2010	2772	9,689	Luna Gold Pesquisa Mineral LTDA	Exploration License - Phase 3	2023-01-05
806.218/2007	14307	9,039	Luna Gold Pesquisa Mineral LTDA	Application for Extension	Pending ANM
806.219/2007	12680/6402	7,784	Luna Gold Pesquisa Mineral LTDA	Application for Extension	Pending ANM
806.284/2007	802	9,754	Luna Gold Pesquisa Mineral LTDA	Application for Extension	Pending ANM
Aurizona Property		107,023

Source: Equinox, 2020 The active mining license (800256/1978) includes the Piaba and Boa Esperança deposits, as well as several near-mine exploration targets and unnamed soil anomalies. All accessible vertices of this mining license have monuments, as required by Brazilian mining legislation. The mining license application (806042/2003) covers the Tatajuba deposit.

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Figure 4-1: Aurizona Property Tenure Map

Source: Equinox, 2020.

4.4            Surface Rights

Surface rights in Brazil are administrated by the Serviço do Patrimônio da União (SPU), an institution within the Ministry of Economy of the Federal Government of Brazil. Equinox has secured all the required surface rights for operation of the Aurizona Mine.

4.5            Royalties and Encumbrances

The mining license is subject to a government royalty of 1.5% that is applied to gross gold sales from gold produced from the mining claims that are the subject of the mining license.

Previously Aurizona was subject to a 17% gold stream payable to Sandstorm. This gold stream has been terminated and replaced by two net smelter return (NSR) royalties, the Aurizona Project NSR, the Greenfields NSR, and a convertible debenture in favour of Sandstorm dated January 3, 2018 (Sandstorm Debenture). The Aurizona Project NSR is on a 3% to 5% sliding scale, based on the gold price (Table 4-3), and applies to all gold production from the Piaba mining license and five contiguous brownfield exploration licenses (800.256/1978, 806.042/2003, 800.329/1991, 800.330/1991, 800.331/1991, 806.111/1996), net of third-party refining costs.

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Table 4-3: NSR agreement between Sandstorm and Equinox
Royalty	Gold Price (US$)	NSR
Aurizona NSR	≤ $1,500	3%
	> $1,500 to ≤ $2,000	4%
	> $2,000	5%
Greenfields NSR	NA	2%
Source: Lycopodium (2017)

The Greenfields NSR is a 2% royalty that applies to all the other exploration licenses of the Aurizona Property held by Equinox. Sandstorm holds a right of first refusal on any future streams or royalties on the tenements subject to the Aurizona Project NSR and Greenfields NSR.

Sandstorm also holds a US$30 million debenture that was partially converted in June 2019 to common shares of Equinox, with Equinox issuing 11,139,175 common shares (Common Shares) of the Company at a conversion price of C$1.23 to repay US$9,000,000 in principal (9,593,415 Common Shares) and US$1,450,145 in accrued interest (1,545,760 Common Shares) (Equinox, 2019a).

Equinox holds an Appraisal Certificate from the Superintendent for the Development of the Northeast Region (Superintendência do Desenvolvimento do Nordeste or SUDENE) that allows for a 75% reduction of the Brazilian corporate income tax rate of 25%. This certificate was approved in 2011 and is valid for 10 years (the Eligible Period), expiring in 2021. As such, Equinox currently pays a corporate income tax rate of 6.25% along with a social tax rate of 9.0%, for a total income tax rate of approximately 15.25%.

Equinox applied for the extension of the benefit on the model of total modernization, which includes expanded mine production. In December of 2019, SUDENE granted, through the constitutive report nº. 0186/2019 the new incentive which is valid from January 1, 2020 to December 31, 2029.

4.6            Property Agreements

On 13 August 2018, Equinox announced that AngloGold Ashanti Holdings plc (AngloGold) had terminated the earn-in joint venture (JV) on 180,000 ha (1,800 km2) of exploration licenses, with Equinox retaining its 100% interest in these licenses (Equinox, 2018). As part of this JV, AngloGold had spent approximately US$9 million to complete 43,000 line-km of high-resolution airborne geophysical surveys (magnetic, radiometric, electromagnetic) in addition to extensive soil sampling and geological mapping campaigns, and 10,000 m of drilling on eight targets.

4.7            Permits

The initial operating license for the Aurizona Mine was first issued by the Secretaria de Estado do Meio Ambiente e Recursos Naturais (SEMA-MA) on the 11th of July 2007. This operating license was re-issued in March 2010 and then July 2016, with the latter valid to July 2020. The operational license was reissued in May 2019 including the incorporation of the mining expansion, crushing and mill process units, and new facilities. Another permit was re-issued in August 2019 and included the permanent water discharge from the pit. All operating license requirements have been met and a request for a further renewal has been submitted to SEMA-MA.

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The Company currently has permits for operating the TSF and has completed the dam raise to a crest elevation of 35 m. The permits to discharge water from the TSF are tied to the TSF installation license and are valid to July 2021. Permits related to chemical storage, water use, fuel station and effluents discharge have been granted and are currently valid. Other required permits to the future operations are planned and/or under the application or renewal process.

Equinox holds certifications from the Federal Police and Brazilian Army through its wholly owned subsidiary, MASA, for the import, storage and handling of controlled explosives and chemical products.

4.8            Environmental Liabilities

Soil, sediment, and water assays of samples collected during the 2009 environmental impact assessment found that mercury levels were below thresholds set to define “impacted areas”, even in those areas with a long history of artisanal mining. As such, the environmental impact from artisanal mining is currently not considered an environmental liability.

There are no known environmental liabilities.

4.9            Social License

Equinox and its subsidiaries have social license to operate the Aurizona Mine and explore the surrounding licenses. The approach to maintaining this license is based on early and open communication, hiring, and buying locally, and supporting local initiatives (Equinox, 2020).

An estimated 99% of the Aurizona Mine workforce is Brazilian, with most of these employees and contractors living in Aurizona village or other nearby communities. Equinox provides training programs for a wide range of employment opportunities and stimulates business development by purchasing goods and services from local suppliers, using local support services, and encouraging entrepreneurism.

Local initiatives supported by the Aurizona Mine include the installation of a potable water treatment plant at Aurizona village, providing open access to the mine’s urgent care and emergency clinic, promoting entrepreneurship in new agricultural and fishing opportunities, and supporting local cultural events, sports programs as well as campaigns for gender equality and the prevention of domestic violence, substance abuse and common illnesses (Equinox, 2020).

4.10        Significant Risk Factors

The authors are unaware of any other significant factors or risks associated with the Project that may affect access, title or the right or ability to perform work on the property.

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5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

This section is adapted from the technical reports from 2015 (Leduc et al., 2015) and 2017 (Lycopodium, 2017), supplemented with additional research.

5.1            Accessibility

Year-round road access is available from Belém, and São Luis, the state capital cities of Pará and Maranhão, located 300 km due west and 215 km southeast of the project area, respectively. The main federal highway (BR316) connecting the two capitals is in good condition. The Project is accessed by regularly maintained laterite road 16 km from the town of Godofredo Viana, which is connected by State highways MA-101 and MA-206 to BR316.

The drive from Belém takes approximately six to seven hours; access from São Luis is usually longer, requiring a ferry transfer from São Luis Island to the mainland or a longer bypass road on land.

There is also a landing strip for light aircraft at Godofredo Viana, which takes approximately one hour of flying from either Belém or São Luis. The driving time from the airstrip to the mine site is an additional 1.5 hours.

5.2            Climate

The Aurizona project experiences a dry-summer tropical savanna climate bordering on a tropical monsoon climate. There is a dry season from August to November and a humid, rainy season from December to July. Average daily highs and lows (for the state capital of São Luis) range between 31˚C and 23˚C for the entire year, with ≤2˚C variance for the hottest and coldest months. Monthly average rainfall varies broadly, from a low of 7.6 mm in October to a high of 475.9 mm in April. Annual precipitation in São Luis averages 2,290 mm.

Year-round exploration, mining, and processing activities can be carried out on the Project area but are more challenging in the period of heaviest rainfall between February and May.

5.3            Local Resources and Infrastructure

This section summarizes the local resources and infrastructure available to the Aurizona Project, including mining personnel, power, and water. Descriptions of mine infrastructure, including tailings storage areas, waste disposal areas, and the processing plant site are provided in Section 18.

5.3.1	Mining Personnel

Mining personnel comprise a combination of a local workforce for the operation and support services, along with select technical experts from throughout Brazil. Many local workers are based in the village of Aurizona (population 2,100) and town of Godofredo Viana (population 5,370), <1 km and 16 km away from the mine site, respectively. Both towns offer a limited range of services and supplies.

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5.3.2	Power

A more detailed description of the power supply to the Project is provided in Section 18.

The state utility Companhia Energética do Maranhão (CEMAR) provides power distribution to the Aurizona substation located adjacent to the process plant through an overhead 69 kV line with 15 MW capacity from the Manaus substation. The CEMAR facilities were recently upgraded in 2018 with the installation of voltage regulators at the Manaus substation and two capacitor banks at the Aurizona substation.  Power is delivered to the Aurizona substation via a 5 MVA transformer and a recently installed 12.5 MVA transformer and distributed around the process plant site at 4.16 kV to various electrical rooms and motor control centers.

In 2018 MASA became a member of the Câmara Comercial de Negócios de Energia Elétrica Brasileira (CCEE) and as such now purchases electrical power from “free” energy suppliers (Contrato de Compra e Venda de Energia Elétrica or CCVEEs).  On the “free” energy market, electricity is purchased by contract for a specific amount of supplied power for a specific period of time, typically 3 to 5 years.  MASA has entered into a number of CCVEEs for the purchase of power in blocks of 3 to 5 MWs.  Additionally, power can be bought and sold on the CCEE spot market.

A 2 MW emergency generator is synchronized with the relevant 4.16 kV buses for continuous service to specific users at the site when power from the national grid is unavailable.

5.3.3	Water

A more detailed description of the water supply to the Project is provided in Section 18.

Water sources are required for mineral processing, potable uses, and industrial uses. All sources are currently approved by SEMA-MA. The major sources of raw water supply for the plant are provided from Lake Pirocaua and reclaim water at site. Raw water storage at site is 1.5 M m3.

Reclaim water is sourced from the Vené Tailings Storage Facility, Piaba pit dewatering, recirculation of solution recovered from the pre-leach, and from the carbon in pulp (CIP) tailings thickener (Lycopodium, 2017). Once excavated, the Boa Esperança pit will serve as a water storage reservoir.

Potable water is drawn from a cased well with a flow rate of approximately 4 m3/hour, as well as from the municipal water treatment plant (Lycopodium, 2017). Water quality is monitored in accordance with standards established by the Ministry of Health.

Water for industrial uses (e.g. showers, toilets, carbon washing, general purpose cleaning etc.) and fire fighting is sourced from a small dam on the back of Pirocaua Hill.

Upgrades to infrastructure completed in 2018 include a sewage treatment plant.

5.3.4	Processing Plant & Storage Facilities

The tailings facilities, waste storage facilities, and processing plant are described in Section 18. The Vene tailings storage facility has been constructed and is operational. Tailings are thickened and detoxified prior to disposal. There are four waste rock storage facilities including the North, West, South, and East waste storage facilities.

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The historical process plant at the Aurizona Mine was originally designed to treat soft saprolitic ores at a rate of 5,500 t/d. In 2019 the plant was upgraded. The main upgrade for the throughput expansion has been to the comminution circuit, making it capable of processing various mill feeds from the saprolite, transition, and fresh rock mineralization zones at a nominal processing rate of 8,000 t/d. The comminution circuit was developed based on the grindability test results, engineering experience, the topography of the plant site, and operability of the system. The current process plant comprises crushing, grinding, gravity concentration, leach/CIP cyanidation processes, and gold recovery from the loaded carbon to produce gold doré.

5.3.5	Physiography

The project area lies on a peneplain near the Atlantic Ocean and is characterized by rounded flat knolls and wide estuaries. Elevation ranges from 0 - 90 m above mean sea level with the Aurizona Mine located approximately 10 – 40 m above sea level. The isthmus that joins the Aurizona Peninsula to the mainland consists of low-lying flats that are subject to mild flooding at high neap tide, although this does not affect project access or operations.

Vegetation consists of mangrove swamp near the coastline, giving way inland to low-lying grassland with dense tropical vegetation on the low rounded hills.

5.4	Sufficiency of Surface Rights

Equinox controls sufficient surface rights for the infrastructure and operation of the Aurizona Mine.

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6	History

The following section is adapted from the most recent technical report (Lycopodium, 2017), which in turn is adapted from previous reports (e.g. Leduc et al., 2015).

The Project area has a long history of artisanal gold production dating back to the arrival of Jesuit missionaries in the 17th century. There are anecdotal reports of corporate mining ventures in the 1880’s followed by peaks in activity around 1912 and 1931. Artisanal miners (garimpeiros) have been active in the region since that time and have recovered gold nuggets over 30 kg in size from the alluvial flats.

From 1978, the historical ownership and activities at the Aurizona Mine are documented and summarized in Table 6-1.

Table 6-1: Summary of Operators and Exploration Activities to 2007
Year(s) Work Performed	Operating Company / Year	Activities
17th century to 1978	Various	Corporate and artisanal mining
1978-1985	Brascan Corp (subsidiary, Cesbra) 1978-1991	Exploration in alluvium
1988-1991		Received license for gold mining
1991-1993	Cesbra-Gencor Unamgen JV	Airborne magnetic and radiometric survey, photogrammetry, soil geochemistry, mapping, rock sampling, ground geophysics (IP, EM, magnetic, gamma), drilling (auger, RC, DD)
1994	1991-1995	Metallurgy, economic study, EIA, permitting, consultation
1997	Cesbra-Eldorado Unamgen JV 1996-2007	Drilling (RC, DD), airborne magnetic and radiometric survey
1998-2007		No work performed except minor work to maintain mineral titles
1999-2000		Gravity pilot plant
Source: Equity (2020)

6.1            Property Ownership Changes

In 1978, subsidiary companies of Brascan Recursos Naturais S.A.(Brascan) started exploration programs in alluvium that lasted through to 1985. In 1988, a subsidiary of Brascan, MASA, received a license to mine in what is now the Aurizona mining license (800256/1978).

In 1991, a joint venture agreement was signed between Cesbra S.A. (Cesbra), another Brascan subsidiary, and Unamgen Mineração e Metalurgia S.A. (Unamgen), an exploration subsidiary of Gencor Ltd. (Gencor), a South African mining company. Unamgen assumed the position of operator of the Gencor joint venture company (Gencor JV) and then applied for a five-year suspension of mining operations with the intent of evaluating primary gold resources.

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From 1991 to 1993, extensive geophysical and geochemical surveys were carried out near the Piaba deposit, along with geological mapping and drilling. Preliminary processing tests at Mintek, in South Africa were followed up with more comprehensive test work in 1994, done by Paulo Abib Engenharia S.A. (PAE) at the Metais de Goías S.A. (Metago) metallurgical process facility in Goiania, Brazil. PAE was subsequently acquired by Kilborn Engineering, now SNC-Lavalin Inc., located in São Paulo. Testwork was done with a diesel generator-powered gravity-only process plant from Cesbra’s tin operations in Rondônia, Brazil and resulted in a positive economic evaluation of the Piaba deposit. At the same time, a technical report, and an Environmental Impact Assessment (EIA) for mining the weathered part of the Piaba deposit were submitted to government agencies and public consultation commenced.

While metallurgical work was being finalized, Gencor was in the process of acquiring BHP Billiton’s Brazilian minerals assets from Royal Dutch/Shell. Upon finalizing this acquisition in 1994, Gencor reversed course and divested all its gold assets and exploration properties. As a result, the Gencor JV was terminated in 1995.

In 1996, Gencor agreed to sell its Brazilian gold assets to Eldorado Gold Corporation (Eldorado), leading to a new joint venture between Eldorado and Cesbra (Eldorado JV) with Unamgen, now a subsidiary of Eldorado, as the operator. A year long drill program commenced in 1997 that included DD and RC drilling along strike of the Piaba deposit.

Poor market conditions for gold impeded exploration and development activity at Piaba from late 1997 to 2007, with work limited to that necessary for maintaining title. Fortuitously, the regional infrastructure improved markedly in this time frame in terms of road access, telecommunications, and grid power availability.

In January 2007, Luna Gold completed a purchase agreement (the Purchase Agreement) to acquire all outstanding shares of Aurizona Goldfields Corporation (AGC) from Brascan and Eldorado, with AGC owning 100% of MASA and the Aurizona Project (Luna Gold Corp, 2006). In July 2011, all obligations were satisfied regarding the Purchase Agreement and Luna Gold assumed 100% ownership of the Project.

In March 2017, JDL Gold Corp. merged with Luna Gold to form Trek Mining Inc. after which Trek merged with NewCastle Gold Ltd. and Anfield Gold Corp. to form Equinox in December 2017.

6.2	Exploration by Previous Owners

This section provides more detail on exploration work carried out from 1991 to 1997 by the Cesbra-Gencor and Cesbra-Eldorado Unamgen joint ventures, as well as by Cesbra in 1999 and 2000.

6.2.1	Cesbra-Gencor Unamgen JV (1991 - 1995)

From 1991 to 1993, work carried out by the Cesbra-Gencor Unamgen joint venture (Gencor JV) was focused on identifying bulk tonnage gold deposits amenable to open pit mining methods. Work programs carried out during this period include airborne and ground geophysical surveys, photogrammetry, mapping and sampling of artisanal mining pits, soil sampling, and drilling (diamond, RC, and auger).

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A helicopter-borne airborne magnetic and radiometric survey was done by AERODAT in 1991, covering 182 km2 through 1,045 line-km at 200 m line spacing. Ground geophysical surveys done in this time included magnetics, induced polarization (IP), frequency domain electromagnetics (EM), electrical resistivity, very-low frequency EM, and gamma ray spectrometry. IP turned out to be one of the more successful methods, defining the graphitic metasedimentary unit that forms the footwall and southern margin of the Piaba deposit. Magnetics and gamma ray spectrometry were useful for characterizing regional geological trends.

Twelve soil grids were established with lines spaced at 100 m and sample stations at 25 m. Each soil sample was analyzed for gold, arsenic, copper, molybdenum, lead, nickel, and zinc. Results helped define a significant east to northeast trending gold-in-soil anomaly that includes both the Piaba and Tatajuba deposits, as well as several near-mine exploration targets. The gold anomaly over Piaba is associated with moderate copper and zinc values.

Gencor JV drilled 142 diamond drillholes (BRAZD001 to BRAZD142) of mostly HQ (63.5 mm) diameter core, mostly within the saprolite domain of the Piaba deposit. Gencor JV also drilled 67 RC holes (BRAZP001 to BRAZP067), most of which were also concentrated at Piaba. Drilling was initially conducted on 50 m spaced sections and later infilled to 25 m sections. Gencor JV also drilled several nearby targets including Tatajuba and Micote. All this drilling was carried out by a private Brazilian drilling firm, Serviços Técnicos Minerais Ltda (Seta).

Shallow drilling via both manual and mechanized augers was used to verify gold-in-soil anomalies and to evaluate select artisanal mine tailings dumps. Auger holes were drilled to an average depth of 8 m.

In 1994, Gencor JV commissioned PAE to produce an economic viability study and EIA for mining saprolite gold at Piaba.

6.2.2	Cesbra-Eldorado Unamgen JV (1996 - 2007)

From 1996 to 1997 the Cesbra-Eldorado Unamgen joint venture (Eldorado JV) drilled 61 diamond drill holes (BRAZD143 to BRAZD203) at Aurizona using HQ (63.5 mm) diameter core, the majority of which were collared in the oxide portions of the Piaba and Tatajuba deposits. At Piaba, Eldorado JV drilling extended the deposit strike to the northeast and southwest, as well as demonstrating depth potential with deep holes drilled into fresh rock. The Eldorado JV also drilled 26 RC holes (BRAZP068 to BRAZP092A), mostly in saprolite of the Piaba deposit. Scout drilling was done at several near mine exploration targets, including Boa Esperança, Pé Grande, Ferradura, and Conceição. All this drilling was carried out by a private Brazilian firm, Pesquisas Geológicas Ltda (Geoserv).

In 1996, Geomag conducted a 22,863 line-km airborne magnetic and radiometric survey at 250 m line spacing. Late in 1997, Eldorado JV shut down their Brazilian exploration efforts due to a downturn in gold prices and conducted no further exploration work on the Property.

In 1999, Cesbra commissioned a gravity pilot plant to test the saprolite and garimpeiro tailings at Piaba. This pilot plant test work was completed in February 2000.

The Property was placed on care and maintenance from 2000 until March 2007, when Luna Gold acquired the Aurizona Project from Eldorado JV and commenced an exploration program. Luna Gold’s exploration work initially focused on the Piaba and Tatajuba deposits including systematic exploration via soil sampling, geologic mapping, geophysical surveying, auger drilling, trenching, DD, and RC drilling.

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6.3	Historical Mineral Resource Estimates

Historical mineral resources at Piaba are displayed for information purposes only, within Table 6-2. The Gencor JV and MASA mineral resources were estimated prior to the institution of NI 43-101 Standards of Disclosure and Technical Report guidelines and are presented for interest only and should not be relied upon. The Eldorado JV mineral resources were also estimated prior to NI 43-101 guidelines and were publicly reported by Eldorado between 2000 and 2005 (Eldorado, 2005). The QP has not done enough work to classify the historical estimates as current Mineral Resources or Mineral Reserves. Equinox is not treating these historical estimates as current Mineral Resources or Mineral Reserves.

Table 6-2: Historical Piaba Deposit Mineral Resources (non-compliant—for information purposes only)
Source/Year		Measured and Indicated			Inferred
	Cut-off Au	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	(g/t)	(Kt)	(g/t)	Ounces	(Kt)	(g/t)	Ounces
				(Koz)			(Koz)
Eldorado	0.3	6.3	1.27	256	4.3	1.27	178
(2000–2005)(1)
Cesbra-Eldorado Unamgen JV (2000)	0.3	12.5	1.27	500	8.6	1.27	350
Cesbra-Gencor Unamgen JV (1995)	0.75	5	1.78	286
(1)Eldorado’s Attributable Mineral Resources represent 50% of the total Mineral Resource at Piaba (Eldorado Gold Corp., 2005).
Source: Lycopodium (2017)

6.4            Historical Production

Historical artisanal mine production from the Property has been from small pits and cannot be quantified.

The Piaba Mine production by Luna Gold for the period 2010 to 2019 is shown in Table 6-3. The mine produced 404, 324 ounces (recovered) from 11.1 Mt of saprolite and transition ore with an average grade of 1.28 g/t and overall gold recovery of 88.2%.

Table 6-3: Piaba Mine Production from 2010 to 2019
Description	2010	2011	2012	2013	2014	2015	2019	Total
Dry Ore (t)	747,349	1,275,652	2,155,203	1,934,176	2,014,237	1,010,295	1,925,733	11,062,645
Au (g/t)	1.15	1.3	1.21	1.43	1.22	1.34	1.33	1.28
Contained Ounces (oz)	27,642	53,313	83,709	88,854	79,008	43,392	82,522	458,440
Recovery (%)	59	78	87	90	87	81	90.4	88.2
Recovered Ounces (oz)	15,759	43,055	74,269	79,229	74,622	42,108	75,282	404,324
Source: Equity (2020)

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7	Geological Setting and Mineralization

Mineralization on the Aurizona Project consists of structurally-controlled gold deposits hosted by Paleoproterozoic volcano-sedimentary and intrusive rocks of the São Luis Craton. The following section establishes the regional to property-scale context of gold mineralization, along with descriptions of the most significant deposits and occurrences.

7.1            Regional Geology

The region surrounding the Aurizona Project is mostly underlain by the Paleoproterozoic São Luís Craton (“SLC”) and Gurupi Belt which are locally covered by Neoproterozoic-Cambrian sedimentary rocks and cut by Early Cambrian dikes. These elements are briefly described below.

The SLC is a Paleoproterozoic fragment of the West African Craton left behind on the South American Platform following the break-up of the Pangea super continent c. 175 Ma (Klein and Moura, 2008). This cratonic fragment underlies a 400 x 120 km area with a long axis trending northwest to southeast. The south-western and eastern margins are bound by the Gurupi Belt while the north-western and eastern sides extend beneath the Atlantic Ocean and are obscured by unconsolidated sediments.

Lithologies of the SLC are typical of granite-greenstone belts, comprising greenschist-facies volcano-sedimentary sequences intruded by granitoid suites (Figure 7-1 and Table 7-1). The most widespread of the volcano-sedimentary sequences is the 2.23–2.24 Ga Aurizona Group (Klein et al, 2015), which consists of felsic, intermediate, and mafic volcanic and volcaniclastic rocks, as well as metasedimentary rocks. Geochemical work suggests these rocks were generated in an island arc setting (Klein and Moura, 2008) during the accretionary phase (2.15–2.24 Ga) of the Trans-Amazonian/ Eburnean Orogen.

The “granite” component of the SLC is split into older (2.15–2.17 Ga) and younger (2.06–2.09 Ga) granitoid suites, most likely related to the accretionary (2.15–2.24 Ga) and collisional (2.08 ± 0.02) phases of the Trans-Amazonian/Eburnean orogen, respectively. Older granitoids are dominated by the Tromaí Intrusive Suite, which show major and trace element features consistent with petrogenesis in an intra-oceanic setting that possibly transitioned into a continental margin (Klein et al., 2008). Younger granitoids, like the Negra Velha Granite, have more alkaline geochemistry and higher contents of Rb-Sr-B that are consistent with post-orogenic emplacement.

The Gurupi Belt is formed by the Neoproterozoic Gurupi Group and fragments of the same Paleoproterozoic (2.07–2.16 Ga) volcano-sedimentary and intrusive rocks that form the SLC, both of which are cut by small granitoid intrusions dated at 0.73, 0.62 and 0.55 Ga (Klein et al., 2005; Klein and Lopes, 2011; Palheta et al., 2009). The Gurupi Group consists of turbidite with subordinate siltstone, quartzite, and conglomerate (Costa et al., 1996) and is interpreted as a passive margin sequence that was inverted and deformed in the Neoproterozoic to Early Cambrian.

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Figure 7-1: Regional Geology of the Aurizona Project Area

Source: Equinox (2020)

Other Neoproterozoic to early Cambrian (c. 0.5–0.7 Ga) sedimentary rocks include the Viseu and Igarapé de Areia formations, both of which comprise sandstone, arkose and conglomerate inhabiting fault-bounded extensional basins developed within the SLC (Abreu et al., 1980).

The later stages of Early Cambrian (c. 500–540 Ma) extension are associated with the regional emplacement of northerly striking diabase and microgabbro dikes (Klein et al., 2013).

Doming and uplift that preceded the rifting of the Atlantic Ocean, at c. 175 Ma, is estimated to have removed more than 6 km of Mesozoic and Paleozoic sedimentary rocks (Rezende and Pamplona, 1970), and exposed the SLC and Phanerozoic sedimentary rocks at surface. Along the coastline, these older rocks are covered with unconsolidated sediments.

The subdued topography and tropical climate have helped produce a well-developed weathering profile consisting of laterite on the more elevated areas and saprolite extending to depths of up to 100 m below the surface.

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Table 7-1: Overview of Main Volcano-sedimentary and Intrusive Units Comprising the São Luís Craton
Group/Suite	Formation or Unit	Lithology	Age (Ga)
Volcano-sedimentary Rocks
Unspecified	Rosilha volcanic	Felsic volcanic	2.07
Unspecified	Rio Diamante Formation	Calc-alkaline felsic volcanic	2.16
Unspecified	Serra do Jacaré volcanic	Andesite, dacite >> mafic volcanic	2.16
Aurizona Group	Pirocaua Formation	Rhyolite, dacite (calc-alkaline)	2.23–2.24
	Matará Formation	Mafic, ultramafic (tholeiitic)
Intrusive Rocks
Unspecified	Negra Velha Granite	Shoshonitic granite	2.06-2.08
Tracuateua		Collision-type granite	2.09
Tromaí		Calc-alkaline granitoid	2.15–2.17
Unspecified	“Piaba quartz diorite -like”	Granophyre	2.21
Source: Equity (2020)

7.2            Project Geology

7.2.1	Lithology

The geological map of the Property (Figure 7-2) is based on limited outcrop exposure tied together with regional-scale airborne magnetic surveys, saprolite ± bedrock exposure in artisanal gold mining pits, and exploration drilling (DD,RC). This work has shown that the Aurizona project area is mostly underlain by Paleoproterozoic rocks of the São Luís Craton (“SLC”) cut by northerly striking andesite dikes.

The SLC in the project area consists mostly of undivided Aurizona Group with subordinate dike-like granitoid intrusions that predate the Tromaí Intrusive Suite (i.e. 2.21 Ga “granophyre” in Table 7-1). The undivided Aurizona Group consists mostly of metavolcanics with lesser abundances of volcaniclastic, sedimentary, and ultramafic rocks. Volcanic rocks are referred to as “diorite” (“DRT”) by MASA geologists and consist mostly of dacitic to andesitic flows. These flows show sharp to gradational contacts with subvolcanic gabbro intrusive rocks (“GBB”) characterized by acicular hornblende crystals 1–2 cm up to 4 cm in length. Metavolcaniclastic rocks (“MVC”) are also of dacitic to andesitic composition.

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Figure 7-2: Geology of the Aurizona Project

Source: Equinox (2020)

Sedimentary rocks include chert (“MCH”), rhythmite (“MRC”; or argillite) and greywacke (“MGV”); all of which are locally graphite-bearing. Original sedimentary textures are locally preserved, with some greywacke layers showing graded beds that suggest top-to-the-north facing stratigraphy (Leduc et al., 2015).

Ultramafic rocks (“UMR”) are identified by an abundance of talc, which has a distinct soapy feel, and with four-acid analytical data showing high concentrations of Ni, Mg, and Cr.

Gold mineralization at Piaba and other deposits/prospects on the Aurizona Property is generally associated with subvertical tabular bodies of quartz diorite (“QDT”; formerly “tonalite”). This lithology is inequigranular with phenocrysts of blue quartz (10–40%) and plagioclase, as well as spherulites and graphic texture that support an intrusive origin (Leduc et al., 2015). Most quartz diorite units are also strongly deformed and altered, obscuring primary lithological texture and mineralogy; they have cataclastic texture, abundant fractures and quartz veins, and strong sericite, silica, and sulphide alteration. Klein et al. (2015) suggest that the quartz diorite unit is an early (2214 ± 3 Ma) subvolcanic intrusion that acted as a locus for later gold mineralization; an alternative interpretation is that quartz diorite is pervasively altered cataclasite derived from Aurizona Group protolith.

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Figure 7-3: Cross Section of the Lithological Model through the Piaba Deposit

Source: Equinox (2020)

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Table 7-2: Summary of Lithology Codes used on the Aurizona Project
Unit	Age (Ga)	Lith Code	Lithologic Name	Drilled (m)	Drilled (%)
No core, undefined	NA	CNR, UND	No core, undefined	8,944	8%
Man-made sediments	0	COL, REJ	"Landfill", "tailings"	433	0.40%
Overburden	<0.01	SOL	Soil	66	0.10%
	<0.01?	LAT	Laterite	2,858	3%
Diabase dikes	c. 0.54	AND	Andesite	1,578	1%
Piaba-like orogenic gold system	c. 2.0	VQZ	Quartz vein	420	0.40%
		QDT	Quartz diorite	21,444	20%
		FQD	Feldspar quartz diorite	18,892	17%
Aurizona Group (undivided)	2.23–2.24	DRT	Diorite (actually dacite, andesite)	44,668	41%
		GBB	Gabbro	706	1%
		UMR	Ultramafic	2,853	3%
		MCH	Chert	2,954	3%
		MRC	Rhythmite (or argillite)	1,606	1%
		MGV	Greywacke	1,072	1%
		MVC	Volcaniclastic	564	1%
		FLC	Carbonaceous phyllite	200	0.20%
		BIF	Banded iron formation	7	<0.1%
Total				109,266	100%
Source: Equity (2020)

The feldspar quartz diorite (“FQD”) unit is spatially associated with quartz diorite and exhibits the same tabular form. Feldspar quartz diorite at the Piaba deposit contains large phenocrysts of feldspar and quartz, whereas at Tatajuba it consists mostly of chlorite with 5–10% blue quartz phenocrysts. Like the quartz diorite unit, the feldspar quartz diorite is either a deformed dike-like intrusive body or pervasively altered Aurizona Group that is marginal to quartz diorite cataclastic.

The contact of the footwall metavolcano-sedimentary rocks with the overlying quartz diorite is often marked by a fractured zone filled by quartz, sulphide, and carbonate. The contact of the hangingwall diorite unit with the underlying quartz diorite unit is gradational, but locally exhibits thin, ductile shear zones (1–10 m) or fault zones with intense fracturing and infill by carbonaceous-graphitic material. The gold bearing quartz diorite unit is generally more silicified, whereas the footwall and hangingwall units are dominated by chloritic alteration.

Andesitic (“AND”) dikes cut across the Aurizona Group, diorite and quartz diorite units; these dikes are subvertical and northerly striking (i.e.: NNW to NNE) and may comprise part of a regionally extensive diabase and microgabbro swarm emplaced c.0.54 Ga, in the early extensional stages following the Neoproterozoic orogeny that built up the Gurupi Belt (Klein et al, 2013).

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7.2.2	Structure

Structures related to the 2.1–2.2 Ga Trans-Amazonian/Eburnean orogen include several ENE-WSW to NE-SW, steeply north dipping, brittle-ductile shear zones that are sub concordant to Aurizona Group stratigraphy. The best-known of these structures is the Aurizona Shear Zone (ASZ), which hosts the Piaba gold deposit as well as the Tatajuba deposit along strike to the southwest. The ASZ, and presumably other structures of similar age and orientation, are defined by ductile deformation fabrics overprinted by brittle ones, as well as relatively strong alteration and gold mineralization.

Ductile deformation fabrics include penetrative foliation, deformation banding and shear folds (Leduc et al., 2015). Indicators of brittle deformation include cataclastic texture with fractures infilled by hydrothermal and alteration minerals. Alteration assemblages consist of quartz-sericite-carbonate-pyrite in the quartz diorite core of the structure, flanked by chlorite-carbonate +/- epidote (i.e. “total chlorination of mafic rocks”, Leduc et al., 2015) within the adjacent feldspar quartz diorite and/or diorite units. Where wall rocks consist of chert, rhythmite (or argillite) or greywacke, the relative paucity of Fe-Mg minerals results in more abundant carbonate, silica, and/or sericite alteration.

Airborne interpretation, and to a lesser extent drilling, suggest the presence of younger northerly trending faults. There may be a relationship between these faults and northerly trending diabase/microgabbro dikes.

7.2.3	Regolith Profile

The regolith profile consists of laterite, saprolite, and transition zones. Laterite averages 5 – 6 m in thickness and forms relict plateaus on the more elevated parts of the Property (Figure 7-4). It forms a dark red crust of quartz grains cemented by limonite and/or goethite, with four-acid geochemistry indicating high concentrations of Fe, V, and Cu coupled with low Ca, Mg, Mn, and Na.

The underlying saprolite layer generally averages 45 – 50 m in true vertical thickness. The upper-most part, immediately below the laterite, typically shows a mottled texture. The deepest intercept of saprolite extends to 217 m vertically below the ground surface. Four-acid geochemistry data indicates relatively high Al and Cu coupled with low Ca, Mn, and Na.

The transition zone, which occurs between saprolite and bedrock, is on average approximately 26 – 30 m thick. Geochemistry is comparable to that of the underlying bedrock.

Each regolith domain has unique geochemical signatures, gold distribution, and physical properties including rock strength and density which are discussed in further in Section 10 and Section 14.

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Table 7-3: Summary of Regolith Profile Thickness and Geochemistry
Unit	Code	Average (m)*	Range (m)**	Max (m)	Geochemistry
Laterite	LAT	5–6	1–12	25	High As, Cr, Cu, Fe, S, V; low Ca, Mg, Mn, Na
Saprolite	SAP	45–50	14–106	217	High Al, Cr, Cu, K; low Ca, Mn, Na
Transition Zone	TRA	26–30	6–69	104	Similar to bedrock
Average = range of median and mean; range = 5th to 95th percentile
Source: Equity (2020)

In the eastern portion of Piaba there is an aluminum rich horizon in the upper segment of the saprolite. The horizon is 20 – 50 m thick and has a limited extent lateral of 700 - 600 m. It is grade destructive and is abundant in kaolinite clay.

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Figure 7-4: Cross Section of the Weathering Profile of the Piaba Deposit

Source: Equinox (2020)

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7.3	Property Mineralization

The primary mineralization style on the Property consists of orogenic-style gold deposits, typically associated with the quartz diorite and feldspar quartz diorite units in brittle-ductile structures like the ASZ. Significant gold occurrences in the project area include the Piaba, Boa Esperança, and Tatajuba deposits, as well as the Genipapo, Mestre Chico, and Micote targets. Each of these is briefly described below.

7.3.1	Piaba

Piaba is a structurally-controlled, tabular, orogenic gold deposit with a strike length of ~3.3 km, width of 10 – 50 m, and down-dip extent of at least 600 m (Figures 7-3, 7-4 and 7-5), beyond which the deposit is sparsely explored. The deposit is hosted in the brittle-ductile Aurizona shear zone (ASZ) that is ENE-WSW striking and steeply north dipping to the NNW.

Within the Piaba deposit, the ASZ system is divided into ten shear zones and/or brittle faults, partially segmenting the deposit with limited offsets. The maximum offset observed is 100 m, whereas most offsets are in the order of 10 m. The most significant of these structures is the Pirocaua fault zone at the east-northeast end of the deposit. This brittle fault zone is up to 350 m wide and locally disrupts the Piaba gold zone (maximum offset 75 m). At the western end of Piaba on section 1900W there is a northwest striking fault, that truncates the gold zone at depth.

Mineralization is primarily hosted in the quartz diorite that is also described as a dike-like c. 2.0 Ga granophyric granodiorite (e.g. Freitas and Klein, 2013; Klein et al., 2015) but has also been interpreted as a cataclastic unit. Ore-related alteration includes strong to intense sericite-carbonate-silica-sulphide alteration in the central part of the structure (i.e. in the quartz diorite) flanked by chlorite-dominant alteration in the foot and hanging walls. Gold is mostly hosted in thin, millimetre to centimetre-scale, and quartz -carbonate ± sulphide± tourmaline bearing shear veins. Native gold is rarely observed at wall rock-vein contacts. Sub-horizontal quartz-carbonate extensional veins commonly cut shear veins and can contain gold. Increased vein density and sulphide abundance are the best indicators of gold mineralization.

Fluid inclusion, stable isotope, and radiometric isotope data (Klein et al., 2015) indicate the Piaba deposit was formed from a reduced, low-salinity, aqueous-carbonic metamorphic fluid, with ore deposition occurring at 250–330 °C, 1.25 to 2.8 kbar (c. 4 – 9 km depth), and between 1.98 – 2.01 Ga.

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Figure 7-5: Geology of the Piaba Deposit

Source: Equinox (2020)

7.3.2	Boa Esperança

The Boa Esperança deposit is located approximately one kilometre southwest of the Piaba deposit and consists of two to four sub-parallel gold-bearing zones that are continuous along strike for ~1000 m (Figure 7-5). The five gold-bearing zones are each about 5 ± 2 m wide and developed in a corridor ranging from 40 – 75 m in width, narrowing to 20 m at the northeastern end where there are generally just two to three zones. The deposit extends to at least 230 m below the surface and is hosted within a brittle-ductile structure trending ENE-WSW and dipping steeply (80°–90°) to the NNW.

Mineralization is hosted in strongly altered and deformed Aurizona Group rocks, likely derived from the adjacent Aurizona Group diorite gabbro and/or sedimentary rocks. The mineralized corridor shows strong silica-sericite-albite-carbonate alteration, along with increased disseminated pyrite (2 – 5 modal%) and density of quartz-carbonate-sulphide veins.

7.3.3	Tatajuba

The Tatajuba deposit is also hosted within the ASZ, with the eastern end of the deposit located ~2 km west of the western end of the Piaba deposit. The Tatajuba deposit comprises a tabular zone that is east-west striking and steeply north-dipping; the zone measures ~700 m long, 5 – 30 m thick and 300 m in downdip extent. Within the eastern portion of the Tatajuba deposit, the ASZ system is interpreted to be cross-cut by subvertical NNW-trending structures. The maximum offset observed is between sections 200E and 300E, where the deposit is offset by 10 m, through sinistral shearing and/or faulting.

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Gold mineralization is hosted in a steeply north dipping quartz diorite unit with concordant shear veins and moderately south dipping extension veins. The quartz diorite shows granular cataclastic texture and is silica-carbonate-sericite-altered, grading outward into strongly chlorite-carbonate-altered rocks. Shear and extension veins are mostly restricted to the tabular quartz diorite unit, with shear veins sub-concordant to this unit and consisting of quartz ± carbonate ± chlorite ± pyrite ± arsenopyrite. Extension veins appear to be moderately south dipping to sub-horizontal and consist of quartz with ~1–10% pyrite. Visible gold occurs in both vein types but is most abundant within the extension veins. Gold values are correlated with arsenic, carried by arsenopyrite.

7.4            Prospects/Exploration Targets

There are numerous gold prospects and exploration targets within the Aurizona Property mineral licenses, many of which are described in previous technical reports (e.g. Lycopodium, 2017; Leduc et al., 2015). The “East Brownfield” area, is an area of multiple prospects which occur one kilometre to the northwest of the Piaba resource pit on what is interpreted to be splays of the ASZ. The four targets described below are part of the East Brownfield which includes Genipapo North, Genipapo South, Micote, and Mestre Chico. Genipapo North and South

The Genipapo North and South targets are located about one kilometre east of the eastern end of the Piaba deposit, with the North zone approximately 400 m NNW of the South zone. Gold mineralization in both Genipapo zones is hosted within the quartz diorite unit and is associated with shear-hosted smoky quartz veins and millimetre-scale stockwork fracture-filled structures.

Genipapo North consists of a single mineralized zone that strikes WNW (~295˚) and dips steeply (~80°) to the north, parallel to a metagreywacke footwall. Mineralization has a strike length of 200 m, extends to at least 130 m below the surface, and ranges from 5 – 15 m in width, expanding to 40 – 45 m within the transitional and saprolite weathering zones. Drilling at Genipapo North has returned 1.18 g/t Au over 60.0 m in hole BRAZD626, 0.87 g/t Au over 22.0 m in hole BRAZD627 and 0.70 g/t Au over 24.0 m in hole BRAZD631.

Genipapo South shows several similarities to the North zone, including strike length (~200 m), steep northerly dip (~75°) and depth extent (minimum of 90 m). The main difference is in the strike orientation, which ranges from ~270° in the western half of the zone to ~210° in the eastern half. Gold mineralization is strongly controlled by lithological contact between the quartz diorite and the footwall ultramafic unit, which is reliably tracked with Cr, Mg, and Ni geochemical signatures. Highlights of the drilling include 1.89 g/t Au over 6.0 m in hole BRAZD552.

7.4.1	Micote

The Micote target lies ~2.4 km due east of the eastern end of the Piaba deposit and consists of at least two, sub-parallel, mineralized zones that both strike ENE to E-W and dip steeply (75°–80°) to the north. Mineralization occurs along 300 m of strike length but is discontinuous (individual zones range around 110 – 175 m in length). Both mineralized zones are 10 – 15 m wide and are defined to depths of 60 and 130 m below the surface.

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Mineralized zones are hosted in a tightly intercalated sequence of diorite, intermediate volcaniclastic, ultramafic, gabbro, argillite, and muscovite schist, with many of these units ranging from 5 – 25 m in thickness. This intercalated nature is consistent with a shear zone-type setting, matching regional trends that suggest the Micote target occurs at a merging of the structures that host the Piaba and Boa Esperança deposits.

Drilling on the Micote targets has returned 3.28 g/t Au over 9.0 m and 1.90 g/t Au over 11.0 m in hole BRAZD554, 84.3 g/t Au over 21.0 m including 1,005 g/t Au over 1 m and 735 g/t Au over 1 m in hole BRAZD612.

7.4.2	Mestre Chico

The Mestre Chico target lies 2 km ENE of the eastern end of the Piaba deposit. Mineralization is restricted to a single drill section and is either discontinuous or developed on an atypical trend. It is therefore not possible to comment on zonal dimensions or orientation. The target is defined by several closely spaced drill intercepts, drilled in holes which cross the structure from opposite orientations.

Drilling on the Mestre Chico targets has returned 1.05 g/t Au over 30.0 m in hole BRAZD600, 1.56 g/t Au over 16.0 m and 8.50 g/t Au over 5.0 m in hole BRAZD615.

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8	Deposit Types

The main deposit type in the Aurizona project area is greenstone-hosted orogenic gold, a subtype of the larger orogenic class of gold deposits. The deposit summary provided below is based on overview descriptions by Dubé and Gosselin (2007), Goldfarb et al. (2005), Goldfarb et al. (2001), and Groves et al. (1998).

Orogenic gold systems form some of the largest gold deposits and districts in the world (e.g. Kalgoorlie in Australia, Timmins in Ontario, and Ashanti in Ghana). Their name reflects a temporal and spatial association with late stages of orogenesis. Formation of most orogenic gold mineralization was concentrated during the Neoarchean (2.8 to 2.55 Ga), Paleoproterozoic (2.1 to 1.8 Ga), and Phanerozoic (600 to 50 Ma); these periods coincide with major orogenic events. An important subtype of orogenic gold deposits is those that are dominantly hosted by mafic metamorphic rocks in granite-greenstone terranes, referred to here as greenstone-hosted orogenic gold.

Greenstone-hosted orogenic gold deposits are structurally controlled epigenetic deposits. Gold occurs in networks of laminated quartz-carbonate fault-fill veins hosted in moderately to steeply dipping, brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. Most of these deposits are hosted by meta-mafic rocks of greenschist to locally lower amphibolite facies and formed at depths of 5 - 10 km. The relative timing of mineralization is typically syn- to late-deformation and syn- to post-peak metamorphism. They are formed from low salinity, H2O- and CO2-rich hydrothermal fluids with typically anomalous concentrations of CH4, N2, K, and S. Gold may also occur outside of veins within iron-rich sulphidized wall rock.

Orogenic gold systems are typically associated with deep-crustal fault zones that mark the convergent margins between major lithological blocks. Furthermore, some of the largest greenstone-hosted orogenic gold deposits are spatially associated with fluvio-alluvial conglomerate (e.g. Timiskaming conglomerate) distributed along these crustal fault zones (e.g. Destor Porcupine Fault), suggesting an empirical space-time relationship between large-scale deposits and regional unconformities.

Large gold camps are commonly associated with curvatures, flexures, and jogs along these deep fault zones, which created dilational zones and a related increased ingress of hydrothermal fluid. Ore shoots can be localized by dilational jogs or various intersections between a structural element (e.g. fault, shear, vein) and a favourable lithological unit, such as a competent gabbroic sill, an iron formation, or a particularly reactive rock. Individual vein thickness varies from just a few centimetres to over ten metres, developed over widths of up to 1 km and continuous along strike for as much as 2 - 5 km. Some deposits have been economically mined to depths of 3 km.

The main ore mineral is native gold that is typically associated with pyrite, pyrrhotite, and/or chalcopyrite, along with trace amounts of molybdenite and telluride in some deposits. Arsenopyrite commonly represents the main sulphide phase in amphibolite-facies rocks, and in deposits hosted by clastic sediments. Sulphide minerals generally constitute less than 10%, and typically less than 5%, of the volume of the ore bodies and exhibit little vertical zoning. The main gangue minerals are quartz and carbonate, with variable amounts of white mica, chlorite, tourmaline, and locally, scheelite.

Gold-bearing veins are typically enveloped by alteration halos that in greenschist-facies rocks, grade outwards from iron-carbonate + sericite + sulphide (pyrite ± arsenopyrite) assemblages to various amounts of chlorite, calcite, and locally, magnetite. The dimensions of these alteration haloes vary with the composition of the host rocks and may envelop entire deposits hosted by mafic and ultramafic rocks. Pervasive chromium- or vanadium-rich green micas (fuchsite and roscoelite) and ankerite with zones of quartz-carbonate stockwork are common in sheared ultramafic rocks. Hydrothermal assemblages associated with gold mineralization in amphibolite-facies rocks include biotite, amphibole, pyrite, pyrrhotite, and arsenopyrite; at higher grades they include biotite/phlogopite, diopside, garnet, pyrrhotite, and/or arsenopyrite with variable proportions of feldspar, calcite, and clinozoisite. The variations in alteration styles have been interpreted as a direct reflection of the depth of formation of the deposits.

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Exploration drilling on the Aurizona Project is mostly guided by coincident occurrences of gold-in-soil anomalies and faults interpreted from airborne geophysical data. If drilling is undertaken on a target, subsequent drill core logging would then focus on signs of pervasive fault-related hydrothermal alteration, sulphidization, and ideally, gold mineralization.

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9	Exploration

Exploration since 2007 has been operated by MASA working out of the Aurizona Mine camp. The exception is the work performed by AngloGold on the regional greenfields joint venture between 2016 and 2018, which was operated by AngloGold personnel. In May 2016, AngloGold entered into earn-in joint venture agreement (JV) on Equinox’s greenfields concessions at Aurizona. The JV covered approximately 1,700 km2 of regional exploration ground (Luna Gold, 2016). Roughly $9 M in expenditures was spent on exploration including completion of more than 43,000 line-kilometres of airborne geophysics, approximately 10,000 metres of drilling, and soil geochemistry and geologic mapping surveys. In August 2018, the JV was terminated, and Equinox retained its 100% interest in the greenfield concessions (Equinox, 2018).

Exploration projects on these licenses are summarized in Table 9-1, most of which targeted the numerous Brownfield targets, shown on Figure 9-1 and Figure 9-2. Within this Report, “Brownfield” is defined as the deposit areas with sufficient drill density to support mineral resource estimates that are within three km of the mine infrastructure. Other near mine and greenfields targets with drilling are tabulated in the regional drilling within Section 10.3.

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Table 9-1: Summary of Exploration Activities to December 2019

	Historic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	TOTAL
Surface Sampling
Soil Sampling (samples)	23,484		2,500	3,041	15,142	19,148	9,074	3,408	308			4,176	4,176		84,457
Rock Sampling (samples)	738	13	106	87	171	267	957	151	551	362	23	213	253		3,892
Channel Sampling (metres)						128	1,944	231	145	157	97	291			2,993
Trenching (metres)						3,187					253				3,440
Geophysical Surveys
Airborne Magnetics/ Radiometrics (line km)	23,908											37,726			37,726
Airborne EM (line km)												5,586			5,586
Ground Magnetics (line km)					50	265	236	249	19						819
IP (line km)							9	34							43

Source: Equity (2020)

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Figure 9-1: Map of Brownfields Exploration Targets, Gold Deposits, and Artisanal Workings

Source: Equinox (2020)

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Figure 9-2: Map of Regional Exploration Targets, Gold Deposits, and Artisanal Workings

Source: Equinox (2020)

9.1            Grids and Surveys

A one-centimetre resolution Lidar survey was flown from December 15 - 16, 2017, by Industrial Air Services (SAI) from São Paulo, Brazil (Moreira, J., 2018). The survey covers 35 km2 over the Piaba and Boa Esperança resource pits and mine infrastructure but was not extended to the west to capture Tatajuba. Survey data was collected and processed by SAI with deliverables including a text file point cloud and registered orthophotos.

A 2014 LIDAR survey was completed with 0.5 m resolution. The survey covered 200 km2 including all of the mining licence and the mining licence application.

9.2            Geological Mapping and Rock Sampling

Geological mapping has been carried out alongside other regional exploration activities, at Piaba, Boa Esperança, Tatajuba, Genipapo, Mestre Chico, Micote and other prospects. Although outcrop mapping is limited due to mature weathering profile, exposures can be found within artisanal mining pits, along rivers and on hill tops. Outcrop mapping has been supplemented with several property-scale litho-structural interpretations generated from the 2017 aeromagnetic and radiometric data (Figure 9-3).

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Figure 9-3: Litho-Structural Interpretation of the Aurizona Property

Source: Equinox (2020)

Rock samples collected during mapping exercises are submitted to an analytical lab for gold assay on a 30 g aliquot by fire assay with an AAS finish. Prior to analysis, the sample is weighed, dried (110°C), crushed to better than 70% passing a 2 mm screen, then split into a 0.250 kg fraction that is pulverized to >85% passing a 75-micron mesh.

9.3            Geochemical Sampling

Equinox has completed several soil sampling programs with the objectives of identifying new targets and refining the footprint of known surface gold anomalies. Areas covered include Piaba, Boa Esperança, Tatajuba, East Brownfields, Touro, Ferradura and numerous other prospects. These programs are supervised by trained mining technicians who also map the soil and laterite profiles and collect prospecting samples. Soil samples are collected at a nominal depth of 50 cm, typically at 25 m sample spacing and on grid lines spaced 100 m apart. These lines have been surveyed in with a Total Station. Most soil surveys were done prior to mechanized artisanal mining in the region and as such, are considered uncontaminated and useful for targeting.

Soil samples are submitted to an analytical lab where they are first weighed, dried (110°C), crushed to >70% passing a 2 mm screen, split into a 0.250 kg fraction, and then pulverized to >85% passing a 75-micron screen. A 50 g aliquot is then analyzed for gold by fire assay with AAS finish.

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9.4            Geophysics

9.4.1	Airborne Geophysical Surveys

In January 2010, Equinox retained Reconsult Geofísica Ltda (“Reconsult”) to reprocess and interpret the historical airborne magnetic and radiometric survey data collected by Unamgen in 1991 and 1996. Both surveys were reprocessed and merged using Geosoft Oasis Montaj 7.1.1, followed by interpretation and integration with existing geological maps and databases in order to improve the understanding of geology and the controls on gold mineralization. The magnetic data was most useful for this purpose as it helped to define a regional geologic and structural framework that guided exploration efforts until late 2016. Radiometric data, on the other hand, generally failed to penetrate through laterite and unconsolidated sediments, and so mostly shows drainage patterns and differences in the cover sequences

Between November 17, 2016 and March 16, 2017, Compagnie Générale de Géophysique (CGG) conducted a high-resolution airborne magnetic gradient and gamma-ray spectrometry survey, on behalf of AngloGold, over the Tromaí area (CGG, 2017a). The survey was performed at 100 m line spacing for a total of 37,726 line- km, covering all of Equinox’s exploration licenses at that time (Figure 9-4). The survey was collected, verified, and processed by CGG.

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Figure 9-4: Total Magnetic Intensity Map from 2017 Regional Airborne Magnetic Survey

Source: Equinox (2020)

CGG completed an airborne magnetic and HELITEM survey between July 2 and August 7, 2017 on behalf of AngloGold (CGG, 2017b). This survey was based out of Godofredo Viana, Maranhão, and covered 5,585.5 line-km at a line spacing of 200 m. Data for this survey was also collected, verified, and processed by CGG.

9.4.2	Ground Geophysical Surveys

To refine drill targeting of airborne magnetic surveys, Equinox has conducted numerous ground magnetic surveys using trained company employees and company-owned equipment. These surveys were done with GSM-19 v7.0 Overhauser magnetometers running Novatel SuperStar II global positioning system (GPS) board adaptation kits. One unit served as a permanent base station whereas two other units were used to collect magnetic data over target areas. Collected data were processed by Reconsult. To date, ground surveys have been completed over several targets that include Tatajuba, Ferradura, Conceição, São Lourenço, Micote, Genipapo, and Barriguda.

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In 2012 and 2013, the Company contracted Fugro to carry out an orientation study of ground-based IP surveying at the Eastern Brownfields northeast of Piaba and Touro. Several IP anomalies were subsequently tested with no significant results.

9.5            Pits and Trenches

Equinox has completed a total of 3,440 m of trenching. These trenches are generally oriented perpendicular to the gold-in-soil anomalies they are testing and are generally dug to a depth of 3 - 5 m. Trenches are dug by excavator under MASA supervision. Detailed trench mapping and sampling is completed in each excavation. Sampling contiguous panels along the trench walls is the common sampling technique with analytical procedures consistent with rock sampling described in Section 9.2.

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10	Drilling

Equinox has drilled extensively on the Piaba, Boa Esperança, and Tatajuba deposits (Table 10-1 and Figure 10-1) which are considered the Brownfield areas as well as multiple other regional targets. Drill density on the regional targets ranges from cursory to delineation-type drilling.

Diamond and RC methods are employed at the exploration stage, along with auger drilling, to locate near surface mineralization and test mineralized trends. Grade control drilling within the Piaba open pit operation is done with RC and blasthole methods.

Table 10-1: Summary of Aurizona Brownfield Drilling by Deposit and Drill Type
Area	Number of Holes	Total Metres	Number of Diamond Holes	Total Diamond Metres	Number of RC Holes	Total RC Metres
Piaba	727	109,265.7	492	97,202.2	235	12,063.5
Boa Esperança	116	9,597.9	15	2,789.9	101	6,808.0
Tatajuba	101	14,072.7	101	14,072.7
Source: Equity (2020)

The drilling executed by MASA makes up the significant proportion of total metres drilled on the Aurizona project (Table 10-2) - greater than 84% of the metres contributing to the resource databases for Piaba and Boa Esperança. For Tatajuba, 78% of the resource database is comprised of Equinox operated data.

Table 10-2: Summary of Drilling by Operator
	Equinox 2007-2019		Unamgen 1991-1997
Area	Number of Holes	Total Metres	Number of Holes	Total Metres
Piaba	532	91974.2	195	17291.5
Boa Esperança	107	8824.4	9	773.5
Tatajuba	69	11005.6	32	3067.1
Source: Equity (2020)

The pre-2007 Unamgen data was comprised of hardcopy records that were stored at the Project exploration office. These records were digitized and verified by MASA, with verification including cross-validated duplicate data entries, spot checking, and rectification of incongruencies.

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Figure 10-1: Map of Aurizona Brownfields Drilling

Source: Equinox (2020)

10.1	Exploration Drilling

Exploration drilling is operated out of the Aurizona Mine camp, managed by MASA personnel and guided by established protocols. The operations are supported from a gated compound that includes offices and an open-air, but sheltered, core logging and storage facility.

10.1.1	Drill Responsibilities

The exploration manager is responsible for drill hole planning which is typically done in collaboration with project geologists. Drill programs are approved by the EVP Exploration. The exploration manager is responsible for designing drill holes that are consistent with the objectives of the exploration program, with the location and orientation of these holes then passed on to the project geologists and senior mining technicians.

Prior to drilling, the senior mining technician liaises with landowners to discuss the program and obtain their authorization for the drill to mobilize onto their property. If the landowner is agreeable, the exploration manager obtains the required permits and a field visit is made to document and photograph the planned drill site, vegetation type, proximity to any preserved areas, and access. Drill pads and access routes are constructed to minimize impact on the environment and landowners.

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Drilling and drill mobilization are monitored by Equinox, including daily checks to ensure all personnel and contractors are equipped with personal protective equipment and all tools and ancillary equipment are in good working order.

The exploration manager and project geologists are responsible for ensuring logging geologists and technicians are aware of, and follow, the logging, sampling, and sample shipment procedures, including security and chain of custody procedures. From 2007 - 2017, all logging, sampling, and shipment data was recorded on paper templates that were then digitally captured in Datamine’ s Fusion database system. Starting in 2018 this data was entered directly into a tablet computer using MX Deposit logging software, which also serves as the database platform.

Transportation Procedures

The drilling contractor is responsible for transporting the diamond drill core or RC samples from the drill site to the core facility. Core or RC chips are secured and covered prior to transport along local and mine roads, to minimize or eliminate shifting, or loss of material. Equinox staff help to unload and examine the quality of the delivered drilling materials.

Location Procedures

Drill collar casings are capped, and the locations are marked with a labelled cement survey mount. Hole collar locations are surveyed with a Total Station to achieve sub-metre accuracy for all coordinates. Downhole surveys from 2017 - 2019 were conducted using Reflex Gyro with readings every 3 m. From 2015 - 2016, downhole surveys were completed with a Reflex Maxibor II or Reflex EZ-Trac tool recording measurements every 3 m downhole. Prior to 2015, drill holes were surveyed at 30 - 50 m intervals using a variety of tools, including Reflex EZ shot, Tro-Pari, Sperry Sun, and Peewee instruments.

10.1.2	Diamond Drilling

Geotechnical Procedures

All drill core is prepared by a trained technician prior to geological logging and sampling. This preparation work includes reassembly and orientation of drill core pieces, washing off of drill fluids or dirt, checking and correction of block errors, drawing bottom of hole core orientation marks on core, measuring offset angles of bottom of hole marks (“lock angles”), and placing down-hole metre marks. These technicians also measure core recovery (TCR), rock quality designation (RQD), and magnetic susceptibility. All downhole measurements are collected to the nearest centimetre. Each core box is permanently labelled with the drill hole number, box number, and depth interval using permanent marker. The core is stored in racks at the core storage facility.

Geological Logging

Core is logged for lithology, weathering profile, alteration minerals, mineralization, and vein style, and density. Geological boundaries and annotations are marked with china markers on the portion of core that is retained in the box after cutting and sampling. Lithologies are split out for intervals greater than 1 m in core length unless they are of geological significance, in which case shorter intervals are allowed. Mineralized veins, with a minimum width of 20 cm, are captured in the veining table. Samples for point load testing and bulk density determination intervals are marked by the logging geologist after the geological logging is complete.

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Structural Data

As of 2015 all diamond drill core has been oriented with the Reflex ACTII core orientation tool, allowing for true orientation measurements of structures and veins. Data capture also includes tracking the quality (or confidence) of the orientation data by recording the quality of the orientation line, lock angle, and whether the interval is oriented or lost. Select measurements are verified with a “rocket launcher”, which recreates the position of the drill core in the hole. The structural data is reviewed and analysed using stereonets and software with 3D visualization capabilities.

Photography

All drill core is systematically photographed in dry and wet states, and in a dedicated photo room with a mounted digital camera. Digital photos are saved on the server and named with the hole ID, box number, and downhole depth. Prior to 2007, core photographs were printed and stored in albums.

10.1.3	RC Drilling

Equinox has conducted several RC drill programs at the Project since 2011. Drill samples are collected at continuous 1 m intervals in large plastic sacks. Samples are not split on site; the entire sample is sealed, labelled, and shipped to the commercial sample preparation laboratory following Equinox’s chain of custody procedures.

Geological Logging

The chip logging consists of a mesoscopic petrographic description of lithology, color, regolith profile, grain size, mineral assemblage, and textures/structure.

10.1.4	Piaba Drilling

The azimuth of drill holes at Piaba is mostly from northwest to southeast on sections trending 030° and spaced 50 m apart. Some sections have holes drilled from southeast to northwest to scissor and drill somewhat along the dip of the steeply north dipping gold zone. The dominant core size is a variant of HQ though some holes (N=74) are collared with PQ and reduced to HQ.

Seventeen holes were drilled for geotechnical purposes, totalling 2,275 m. No dedicated metallurgical holes were drilled, with all metallurgical composites taken from exploration and resource definition holes.

10.2        Grade Control Drilling

Grade control at Piaba is done with RC drilling. Grade control drilling can be split into two phases (Table 10-3). Phase 1, from 2012 to 2014, supported the first phase of mining at Piaba and involved drilling of 14,851 RC holes between 1 - 71 m in length, for a total of 194,860 m. Phase 2 represents the grade control drilling associated with the restart of mining operations, with data in this report tabulated from January 2018 to a data cut-off of October 2019. This phase involved drilling of 2,218 RC holes for a total of 63,667 m as well as 130 blast holes totalling 674 m. Grade control drilling is ongoing.

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The RC holes are drilled on a nominal 5 x 10 m grid that covers the gold zone and adjacent wall rocks. The hole locations are surveyed prior to drilling using a real time kinetic global positioning system (RTK GPS). Holes average 30 m in depth with a maximum of 150 m. The bulk (94%) of RC holes are vertical with the remainder drilled at inclinations between -47˚ and -81˚. The RC holes are not surveyed with downhole tools. Blast holes are vertical, with a depth range from 2.0 - 9.5 m and have tighter nominal spacing of 5 x 8 m.

Table 10-3: Summary of the Piaba Grade Control Drilling
Phase / Drill Type	Number of Holes	Average Hole Length (m)	Minimum Hole Length (m)	Maximum Hole Length (m)
Phase 1: 2012-2014	14,851	13.1	1.1	71.1
RC	14,851	13.1	1.1	71.1
Phase 2: 2018-2019	2,248	28.7	2.1	150
BH	130	5.2	2.1	9.4
RC	2,118	30.1	5.0	150.0
Source: Equity (2020)

10.3        Regional Exploration Drilling

In addition to the extensive drilling carried out on the Piaba, Boa Esperança, and Tatajuba deposits, Equinox has completed a significant amount of RC and diamond drilling on Regional targets as summarized below in Table 10-4. The procedures for drilling are consistent with those outlined in Section 10.1.

Table 10-4: Summary of Regional Aurizona Exploration Drilling by Area

Target	Number of Holes	Total Metres
Boa Esperança Trend	27	2,150.0
East Brownfields Area	123	12,603.0
Ferradura Trend	107	9,797.7
Tatajuba North Area	14	1,627.7
Other Targets	65	5,990.5
Total	336	32,168.7
Source: Equity (2020)

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Figure 10-2: Map of Regional Drilling

Source: Equinox (2020)

10.4        Auger Drilling

Auger drilling is logistically simple and has been successful in defining sub-cropping mineralization. Several auger drill campaigns have been carried out using company-owned, motorized, Honda auger drills fabricated by Trado Equipamentos e Servicos Ltda (Table 10-5). Initial auger drill programs were focused on condemnation drilling of areas intended for mine infrastructure (plant site, waste, and tailings storage). Subsequent auger drill programs were focused on the systematic testing of the near-mine targets lying on structural lineaments that host, or are parallel to, the Piaba, Boa Esperança, and Tatajuba gold zones. Auger drill teams are supervised by trained mining technicians. Holes are drilled to a typical depth of 10 m within laterite and/or saprolite. Samples are collected at 1 m intervals using a 10.16 cm diameter collector and with average sample weights of 16 kg.

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Table 10-5: Summary of Auger Drilling on the Aurizona Property
Area	Number of Holes	Total Metres
Piaba Trend	177	1,569
Tatajuba Area	802	6,897
East Brownfields Area	525	3,815
Bõa Esperança Trend	234	1,911
Ferradura Trend	197	1,819
Touro Area	804	5,677
Other Near Mine Targets	1,650	11,858
Total	4,389	33,546
Source: Equity (2020)

10.5	Data Adequacy

It is the QP’s opinion that the drilling procedures are adequate to support mineral resource estimation. There are not any drilling or sampling factors that could materially impact the accuracy and reliability of the results.

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11	Sample Preparation, Analyses, and Security

11.1        Historic Sampling Methods

The sampling methods employed by Unamgen, operating on behalf of both Gencor and Eldorado, were not documented. Equinox employs senior mining technicians who worked for Unamgen in the 1990s who state that the Unamgen methodology for sampling core was similar to that currently used by Equinox. Core recovery was calculated as recovered length divided by drilled length and RC recovery was calculated as the sample weight divided by the representative weight of 1 m of sample.

Unamgen’s diamond drill core sampling procedure was also similar to the current Equinox procedures, which are outlined in Section 10.1.2. RC sampling was conducted at 1 m intervals. For the initial Unamgen RC drill holes, the samples were homogenized at the drill site via cone and quartering with one quarter of the samples sent to the lab. For RC drill holes, drilled from 1991 - 1996 the whole sample was homogenized and split at the Aurizona sample preparation facility prior to being sent for assay.

11.1.1	Assaying

Following sample preparation (i.e.: crushing and pulverizing) at the Aurizona sample preparation facility, approximately 120 g aliquots of each sample were shipped to an independent commercial laboratory. Gencor samples were assayed by Nomos Laboratories (Nomos) in Rio de Janeiro, Brazil whereas Eldorado samples were assayed by Bondar Clegg Laboratories (Bondar Clegg) in Luziânia, Brazil. All historical drill samples were analyzed by fire assay with atomic absorption (AAS) finish on a 50 g sample. Original assay certificates are available for all historical drill samples. In addition, approximately 70% of all historical reject and pulp samples are preserved and stored at the Aurizona core facility.

11.1.2	Quality Assurance/Quality Control

Gencor and Eldorado both operated Quality Assurance/Quality Control (QA/QC) programs on their drilling programs which involved the insertion of blank and reference material (RM) samples in all sample batches. In addition, some samples were sent to a second laboratory for check assays. Audit checks were carried out on the assay laboratories by Gencor and Eldorado staff. The historical drill database contains approximately 5.5% of internal QA/QC sample for Piaba.

Gencor and Eldorado developed several RM for gold during their drill programs. The samples were prepared from project material and drill core in their sample preparation laboratory and sent to several commercial laboratories for round robin analysis. Mean gold values were calculated by Nomos but standard deviations were neither calculated nor documented.

Gencor and Eldorado used alluvial quartz sand for the blank material in all drill programs. Gencor and Eldorado also sent samples to Bondar Clegg and Nomos for check analyses. The results of these check assay programs are not available.

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11.2	Equinox Sampling Methods

The project geologist is responsible for ensuring the sampling procedure is carried out to the specifications required by the exploration manager.

Sample interval selection is the responsibility of the logging geologist. Sample intervals are a nominal 1 m length, but may range from 0.3 - 4.0 m long, and can cross geological boundaries.

The geologist marks the sample intervals on the core box core using red china markers. The core orientation line is drawn with arrows pointing downhole. The cut line is drawn so that it is perpendicular to the predominant fabric in the rock, to the right of the orientation line.

Drill core is cut with an electric core saw. Saprolite and similar softer material (i.e.: fault gouge) is cut manually with a large knife or machete, as it is susceptible to washing away during cutting. The saw and knife/machete are washed with water between each sample interval. Core is consistently sampled on the same side (right of the red line) with the remaining half of the core stored in the box as a record. Samples are placed in pre-labelled polythene bags which are double bagged for added security. Each sample is given a unique pre-numbered, barcoded Tyvek sample tag that starts with the prefix “DH-“. For each sample, the sampler notes hole ID, depth, sample type, and interval in both the sample book and on the sample record form. One sample ticket number is placed inside the bag and another outside the sealed bag. Internal QA/QC samples (blanks, certified reference materials (CRM) and quarter core duplicates) are assigned routine DH-numbers and inserted at regular intervals into the sample stream. Insertion of these QA/QC controls is the responsibility of the core logging geologist. Core and QA/QC samples are placed into individual sample bags that are then collated into rice sacks, sealed, addressed, and compiled into batches for shipment to the lab. The sample sequence, including QA/QC samples, is recorded on paper records, and then entered into the database. After the drill core has been sampled, it is stored in the core storage facility for future reference.

RC samples are collected at the drill rig by the drilling contractor. The entire sample representing 1 m is collected and no sample processing or splitting is conducted at the drill site. The samples are then directly shipped to the commercial assay laboratory where they are dried and processed with the same methods as the drill core samples. Blanks and CRMs are inserted at the same intervals as drill core sampling and are placed in tagged bags that accompany the primary samples. Since the entire drilled sample is collected and submitted to the laboratory, field duplicates are not collected for RC. Current laboratory preparation and analysis procedures are discussed in Section 11.4

11.2.1	Sample Security & Transport

After the cutting and bagging of samples, sample shipments are prepared in labelled rice sacks with seals. Each shipment is accompanied with a physical sample list and laboratory requisition form that are also submitted to the laboratory via email.

Sample shipments are transported by a commercial transport company directly from the core facility to the preparation laboratory. Each truck provides daily location and security updates as it travels to the laboratory. Upon arrival, the laboratory cross-checks the samples received against the sample list and informs the database manager of any disparities. A paper trail of requisition forms, delivery reports, and work order reports is maintained at the project site.

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11.3        Equinox Analytical and Test Laboratories

Equinox has used ACME Analytical Laboratories Ltd (ACME, now Bureau Veritas) and ALS Global (ALS) as its primary independent laboratories (Table 11-1). Samples submitted to ACME were delivered to Maraba, Brazil for sample preparation and then sent to Vancouver, Canada for analysis. Equinox used ALS in Belo Horizonte, Brazil, as its secondary independent laboratory for analytical work done in 2007. Since January 2008, Equinox has been using ALS in Belo Horizonte and Goiania, Brazil as its primary preparation facility and ALS in Lima, Peru, and Perth, Australia, as its primary assay laboratory. From September 2011 - December 2011 Equinox also used ACME labs in Goiania and Santiago, Chile due to backlogs at ALS. Starting in 2015, pulps were sent to ALS in North Vancouver, Canada for multi-element analysis by four acid digestion.

Table 11-1: Assay Labs Used by Equinox
Campaign	Primary Lab	Primary Prep Lab	Umpire Lab	Multi-Element
2007	ACME – Vancouver, Canada	ACME - Maraba, Brazil	ALS - Belo Horizonte, Brazil	ACME - Vancouver, Canada
2008-2019	ALS -Lima, Peru / Perth, Australia	ALS - Belo Horizonte / Goiania, Brazil		ALS - North Vancouver, Canada
2011 (Sept- Dec)	ACME - Santiago, Chile / Goiânia, Brazil
Source: Equity (2020)

ACME Vancouver is accredited under the general ISO 9001:2000 regulations. ALS labs in Peru, Brazil, and Chile have ISO 17025:2005 and ISO 9001:2008 accreditation. The Australian and Canadian ALS facilities have ISO 17025:2005 and ISO 9001:2008 accreditation.

Each of the labs used for exploration drilling and surface samples is independent of Equinox.

11.4        Equinox Sample Preparation and Analysis

11.4.1	Sample Preparation

Sample preparation procedures include crushing to a minimum of 80% passing 10 mesh for all drill core samples, followed by sample pulverization to 85% passing 200 mesh for all drill core pulps. Pulp aliquots are generally 250 g to better address any coarse gold associated with high grade quartz veins; however, ACME used 500 g splits during analysis work in 2007.

RC samples are weighed, dried (110°C), and crushed to better than 70% passing 2 mm, then split into a 1 kg subsample that is pulverized to >85% passing a 75 μm screen.

11.4.2	Assay

Analytical method and detection limits are summarized in Table 11-2.

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Table 11-2: Summary of Analytical Methods

Campaign	Primary Lab	Method	Element	Preferred Method Ranking	Description	Lower Detection Limit (g/t)	Upper Detection Limit (g/t)
2007	ACME	G6	Au	2	30 g fire assay with AAS finish	0.01	10.00
2007	ACME	G6	Au	1	30 g fire assay with gravimetric finish	0.01	10,000
2008-2017	ALS	Au-AA23 Au-AA24	Au	4	30 g fire assay with AAS finish 50 g fire assay with AAS finish	0.005	10.00
2008-2017	ALS	Au-AA25 Au-AA26	Au	3	30 g fire assay with AAS finish (ore grade) 50 g fire assay with AAS finish (ore grade)	0.01	100.00
2008-2016	ALS	Au-GRA21	Au	2	30 g fire assay with gravimetric finish	0.005	10,000
2017	ALS	Au-SCR21	Au	1	1 kg pulp screened to 100 μm. Duplicate assay on screen undersize. Assay of entire oversize fraction. 30 g nominal sample	0.05	100,000
2016-2017	ALS	ME-ICP61	Multi		0.5 g Four-acid digest with ICP-AES finish	Various	Various
Source: Equity (2020)

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For drill core samples prepared by ACME, a 125 g aliquot of each sample was shipped to ACME Analytical facilities in Vancouver, Canada or Santiago, Chile via international courier. All drill samples assayed by ACME were analyzed in sequential order via Method Group 6 (FA on a 30 g sample with AAS finish). Over limit samples, which returned >10 g/t Au, were all re-analysed via gravimetric gold analysis.

For all drill core samples prepared by ALS, approximately 150 g aliquot of each sample was shipped to ALS analytical facilities in Lima, Peru or Perth, Australia. Starting in 2008, ALS prepared samples in Belo Horizonte and then the preparation lab shipped the pulps to the assay lab for fire assay. All drill samples were analyzed in sequential order via package AA23 (fire assay on a 30 g sample with AAS finish or Au-AA24 (fire assay on a 50 g sample with AAS finish). Over limit samples (>10 g/t Au) were re-assayed with method AA25 (ore grade fire assay on a 30 g sample with AAS finish) or Au-AA26 (50 g aliquot by fire assay with AAS finish) respectively. Over limit samples that returned >100 g/t Au were re-assayed by method Au-GRA21 (30 g fire assay with gravimetric finish). Starting in 2017, samples that assayed >10 g/t were sent for screen fire assay to address the presence of coarse gold (Au-SCR21). These screen assays are done on a 1 kg pulp with a nominal 30 g sample aliquot. Starting in 2015, pulps were also submitted to ALS in North Vancouver, Canada for 33 multi-element analysis by four acid digestions with ICP-AES finish.

In the assay database compiled by MASA, the ACME and ALS assay methods are each ranked by the preferred assay method of most to least representative (Table 11-2). The methods are prioritized as follows: screen fire assay over gravimetric finish followed by ore grade fire assay with AAS finish over exploration grade fire assay with AAS finish.

Reject and pulp samples are returned to Equinox on a regular basis and kept in the Aurizona core storage facility for future reference.

11.5        Quality Assurance/Quality Control

Equinox has conducted QA/QC monitoring of gold assays on all of its drill programs by inserting blanks, CRMs, and duplicates into the sample stream. Table 11-3 summarizes this QA/QC work along with historical QA/QC sample counts from Gencor and Eldorado (Unamgen), for a complete documentation of QA/QC data for the project. Equinox also uses multi-element CRMs to monitor QA/QC of iron analyses for processing control; results of this work are not presented in this report.

QA/QC analyses for gold are reviewed on a batch by batch basis by the database manager. A series of protocols are followed to define QA/QC failures and determine the type of follow up action required. Some failures require re-analysis of part, or all, of the batch by the same method. If the re-analysis, then passes QA/QC protocols they will replace the original failed analyses in the database. An annual review of CRM, blank, and duplicate performance is also done to review the global performance.

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Table 11-3: Sample Summary for Diamond and RC Exploration Drilling
Sampling Program	Number of Samples	Field Blanks	Certified Reference Materials	Field Duplicate	Pulp Duplicate	Prep Duplicate	Total QC Samples
Piaba	92,334	3,298	3,783	1,384	1,030	1,072	10,567
Boa Esperança	8,919	401	332				733
Tatajuba	12,712	632	162	65	151	151	1,161
Source: Equity (2020)

Equinox uses 21 ROCKLABS (New Zealand) CRMs to evaluate the accuracy of laboratory gold analyses. These reference materials are inserted into the sample stream approximately 1 in every 25 samples. Historical reference materials (used by Gencor and Eldorado) were non-certified and were specifically created for the Project (see Section 11.1.2).

Coarse field blanks are inserted at a rate of 1 in 25 to monitor carry-over (or contamination). From 1991 - 1997, Gencor and Eldorado used alluvial quartz sand as blank material for all drill programs. From 2007 - 2019, Equinox used local occurrences of granite as a coarse field blank material to monitor carry-over in core samples as well as commercial quartz sand for RC and auger samples. Prior to their use, Equinox analysed ten samples of each blank material for gold to confirm that all samples reported below the warning threshold for blank sample evaluation (ten times the method detection limit). Barren granite for the coarse blank is collected in bulk, transported to a sterile area within the site, and then broken into small pieces and visually screened to discard any vein or pegmatitic material. The selected blank material is then stored in locked and sealed plastic containers.

Duplicate sample types include field duplicates, crushed preparation duplicates (prep duplicates), and pulp umpire duplicates (pulp duplicates). Field duplicates are inserted by cutting the core in quarters at selected intervals, with one quarter submitted as the primary sample and the other quarter submitted as the field duplicate. Field duplicates were inserted at a rate of 1 in 40 from 2007 - 2019. Pulp and preparation duplicates were run during specific campaigns between 2007 - 2011 and were typically inserted at a rate of 1 in 40. The results are reviewed in Section 12.3

11.6        Density Determinations

Bulk density has been determined with the wax immersion method (Crawford, 2013) following Equation 1 (see below). Samples have a minimum sample length of 4 cm and are taken roughly every 5 m downhole to provide sufficient sampling of different lithology and weathering types. Lithology and weathering are recorded for each density sample by the logging geologist, along with the other sample parameters. A summary of the samples collected in each of the Brownfield targets is shown in Table 11-4 demonstrating the range of values and overall number of measurements. Additional analysis of this data used in the resource estimation is provided in Section 12.4 and Section 14.

•	Equation 1: Bulk Density by Wax Immersion
•	Bulk Density = A / ( B – C – [(B – A) / D] )
•	Where:
o	A = weight of sample in air
o	B = weight of waxed sample in air
o	C = weight of waxed sample suspended in water
o	D = density of wax
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Table 11-4: Bulk Density Measurement for Brownfield Targets
Area	Number of Samples	Average Bulk Density	Minimum Bulk Density	Maximum Bulk Density
Piaba	18,734	2.38	1.01	4.10
Boa Esperança	993	2.53	1.39	3.24
Tatajuba	2,554	2.42	1.20	3.44
Source: Equity (2020)

Results for the rocks types within the vicinity of mineralization are summarized in Figure 11-1. Significantly, these values do not vary much between lithology type. Weathering profile has a pronounced effect on the bulk density of the materials as shown in Figure 11-2.

Figure 11-1: Box and Whisker Plot of the Bulk Density by Modelled Lithology for Piaba Deposit

Source: Equity (2020)

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Figure 11-2: Box and Whisker Plot of the Bulk Density by Modelled Weathering for Piaba Deposit

Source: Equity (2020)

11.7        Grade Control

Grade control drilling samples are collected at the drill rig by the contracted drilling personnel. The entire sample representing either 1 or 3 m (based on run length) is collected. No sample processing or splitting is conducted at the drill site. The samples are transported via truck to the core shed where each sample is first dried and then homogenized by running through a large Jones splitter six times. A 1 kg split is the taken as the primary sample. A field duplicate is included in each batch, whereby a 1/8 split is taken from a primary sample, using a Jones splitter, and then submitted with a new sample ID. Samples are bagged and tagged with numbered, barcoded tags given the prefix “RC-MG-“. In addition, ROCKLABS CRMs and coarse granite blanks are inserted at similar frequency to the exploration QA/QC sample protocol, as outlined in Section 11.5.

Grade control samples submitted to the site lab from 2012 - 2013 did not include QA/QC samples. In 2014, a QA/QC program was implemented to include 13% total insertion rate of CRMs and blanks. With the restart of mining activities in 2018, batches of 50 - 77 grade control samples were submitted with at least one blank, one CRM, and one field duplicate, corresponding to a total insertion rate of approximately 5%. Each grade control batch is submitted to the site laboratory with a requisition form and sample list. A summary of QA/QC samples is shown in Table 11-5.

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Table 11-5: Sample Summary of Grade Control Drilling
Grade Control Sampling Program	Number of Samples	Field Blanks	Reference Materials	Field Duplicate	Pulp Check Duplicate	Total QC Samples	QC Insertion Rate
2012 - 2013	42609	0	0	0	0	0	0%
2014	27154	1905	1657	0	0	3562	13%
2018-2019	27573	460	339	338	310	1447	5%
Source: Equity (2020)

All grade control samples are prepared and analysed at the site laboratory which is managed by MASA. The site lab is operated by SGS Geosol. Samples are weighed, dried at 105°C, and crushed to greater than 75% passing a 2 mm screen. The sample is then homogenized and quartered, and a 500 g split is then taken and pulverized to >85% passing a 75 μm screen. From this, a 50 g aliquot is then analysed for gold by fire assay with atomic absorption finish (FA505). Starting in 2018, the chips are also analysed by portable XRF for multi-element assay. At least one pulp from each batch is re-assayed as part of a check analysis at the site lab.

11.8	Auger

Auger samples were submitted with the same ALS preparation and assay laboratories as outlined in Section 11.5, with all auger samples analyzed by Au-AA24 and over-limit (> 10 g/t) analyzed by Au-AA26.

CRMs and silica sand blanks were inserted into auger sample shipments at a rate of 4% for each type, as outlined in Section 11.4. Sample shipment procedures are the same for auger sample shipments as for all exploration drill samples.

11.9	Databases

Assay data for the Aurizona project is stored in an MX Deposit database hosted on the cloud platform with secure socket layer encryption starting in 2018. Prior to that, the data was managed in Datamine’s Fusion Database Platform. Target specific datasets were supplied for each resource estimation on delivery dates shown in Table 11-6.

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Table 11-6: Resource Database Delivery
Resource Dataset	Delivery (Month/Day/Year)	Database	Export Type
Piaba (Open Pit)	10/24/2019	MX Deposit	comma separated values files
Piaba Grade Control (Open Pit)	10/24/2019	MX Deposit	comma separated values files
Piaba Underground	1/24/2018	Datamine Fusion	Excel spreadsheets
Boa Esperança	1/24/2018	Datamine Fusion	Excel spreadsheets
Tatajuba	1/24/2020	MX Deposit	comma separated values files
Source: Equity (2020)

11.10	Data Adequacy

It is the QP’s opinion that the sample preparation, security, and analytical procedures are adequate to support mineral resource estimation.

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12	Data Verification
12.1	Site Visit

Trevor Rabb visited the site from October 28 – November 14, 2017 and November 11 – 14, 2019. The first trip was to review the geology and examine drill core before estimation of the mineral resource. During the 2019 visit Mr. Rabb audited the 2019 reconciliation grade control practices and reviewed geology and procedures for the Tatajuba drill program. Eleanor Black visited the site from November 11 – 18, 2017 to review drilling and sampling procedures, drill core production, and to review the 3D geological modelling approach.

12.2	Resource Data

Multiple drill hole databases per target area were received from Equinox. Each table was imported into Micromine™ 3D software for validation and use. Spatial 2D and 3D files were provided as DXFs and shapefiles.

The Qualified Persons (QPs) have consulted on the Project since 2017 and through this work have taken the following steps to verify the database, including:

•	validation of the drill hole database using Micromine™ software drill database validation tools
•	validation of the geological sectional interpretations with logged geological data
•	independently reviewing and plotting QA/QC results
•	verification of bulk density determinations
•	reviewing the reconciliation of modelled grades to grade control and mill results.
12.2.1	Drill Hole Location Verification

The surveyed collar locations for Piaba and Boa Esperança correlate well with the digital elevation model from the 2018 LIDAR survey completed prior to recommencement of operations, except where Piaba drilling was collared on pre-mining topography over what is now the open pit. Tatajuba collar coordinates correlate well with the digital elevation model from the 2014 LIDAR survey.

Downhole survey data was validated by identifying discrepancies greater than three degrees between sequential dip and azimuth readings. No significant discrepancies were identified for any of the resource datasets.

12.2.2	Geological Data Verification and Interpretation

The geological data from each database and cross-sectional interpretation polylines were used to build 3D geological models for each deposit, as described in Section 14. In general, there is good section-to-section correlation of lithology, weathering, and gold zone interpretation, indicating the drill hole database has good integrity.

Geological data for all drillholes is available over the entire length of each drill hole. Data records do not exceed the recorded total depth.

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12.3	Resource Assay Verification

The following checks were completed for all drillholes:

•	sample intervals do not exceed the total depth of its hole
•	ranking of fire assay methods against the result in the “Au ppm Final” column, which was used in the resource estimate
•	compilation and charting of QA/QC data to validate assay results.

No deficiencies were identified from these checks.

Core recovery for Piaba averaged 94%. There is no relationship between core recovery and gold grade.

The QA/QC programs from each database were evaluated. For CRMs, a Z-score was calculated, with “failure” defined as any CRM analysis returning a Z-score of >3 or <-3. Several failures were due to mis-handling errors where the CRMs were likely swapped at insertion. Table 12-1 provides performance summaries of CRMs with and without these mis-handling errors. Blanks were reviewed for carry-over exceeding ten times the detection limit, equal to 0.05 g/t Au.

Duplicates were paired using the duplicates parent sample ID which is recorded with the duplicate sample. The mean, relative standard deviation, and mean percent difference were calculated for each pair. The pulp and preparation duplicates were run after the original batch was returned and are all above a reproducible threshold, greater than 0.1 g/t Au. Field duplicates on the core show higher variance and were therefore evaluated at values greater than ten times the detection limit, equal to 0.05 g/t Au. Duplicate pairs were reviewed using guidelines for coarse-grained gold mineralization presented in Table 12-1 by Abzalov, M.Z. (2008).

Table 12-1: CVAVR(%) Best & Acceptable Practise Values for Coarse to Medium Grained Gold
Deposit Type	Element	Duplicate	Best RSD (%)	Acceptable RSD (%)
Coarse- to medium-grained gold	Au	Field	20	30-40
		Pulp	10	20
Source: Abzalov, M. (2008)

12.3.1	Performance of Piaba Exploration QA/QC Samples

First pass calculation of Z-scores showed a failure rate of 2.5% (N = 77). Omitting samples where there is obvious mishandling or labelling errors results in reduction of the overall failure rate to 1% (Table 12-2). Plotting of the CRMs shows there is no systematic bias. CRMs therefore indicate that analyses are unbiased and sufficiently accurate.

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Table 12-2: CRM Performance for Piaba Exploration Samples
			Original CRM Insertion			Mis-handled CRM Removed
CRM	Expected Average (Au ppm)	Standard Deviation	Number of Samples	Average (Au ppm)	Average Z-Score	Number of Samples	Average (Au ppm)	Average Z-Score	Number of Failures
Exploration			3,121			3,076			29
OXC58	0.20	0.007	98	0.22	229.4	97	0.20	18.1	1
OXC72	0.21	0.008	110	0.26	717.9	107	0.20	-41.4	3
OXC88	0.20	0.010	170	0.20	-4.2	169	0.20	-66.8	1
OXD108	0.41	0.012	97	0.42	23.0	97	0.42	23.0
OXE56	0.61	0.015	114	0.60	-79.9	110	0.62	59.1	4
OXI54	1.87	0.066	75	1.79	-87.0	71	1.86	-12.3	4
OXJ64	2.37	0.079	41	2.38	5.0	40	2.39	10.5	1
OXJ68	2.34	0.064	199	2.32	-63.1	191	2.34	4.8	8
OXJ80	2.33	0.042	78	2.34	11.4	78	2.34	11.4
SE68	0.60	0.013	279	0.60	25.9	279	0.60	25.9
SF45	0.85	0.028	199	0.95	725.1	193	0.85	1.2	6
SF57	0.85	0.030	285	0.83	-130.4	284	0.84	-108.4	1
SG66	1.09	0.032	584	1.09	11.0	584	1.09	11.0
SI64	1.78	0.042	393	1.79	127.7	393	1.79	127.7
SK33	4.04	0.103	11	4.18	14.9	11	4.18	14.9
SL34	5.89	0.140	61	5.74	-67.6	59	5.87	-8.2	2
SL51	5.91	0.136	200	5.80	-154.7	187	5.95	59.9	13
SN38	8.57	0.158	34	8.58	1.5	34	8.58	1.5	0
SN50	8.68	0.180	79	8.65	-16.6	79	8.65	-16.6
SN60	8.60	0.223	6	8.89	7.8	6	8.89	7.8
SP37	18.14	0.380	8	18.51	7.7	7	18.11	-0.6	1
Source: Equity (2020)
The Piaba exploration data includes 3,298 blank samples, 18 (1%) of which exceed a threshold of ten times the detection limit (i.e. 0.05 g/t Au) that is typically used to indicate contamination (Table 12-3). These counts include 310 historical blanks, of which five returned >0.05 g/t Au but only one exceeded 0.10 g/t Au, which is considered a significant amount of contamination.

The Piaba exploration data includes 3,439 duplicates, comprising 1,020 field (core), 1,037 preparation, and 1,382 pulp duplicate samples (Table 12-4). The relative standard deviation (RSD) is 25%, 20%, and 17% respectively. Limiting duplicate pairs to those that both returned >0.05 g/t Au provides only a marginal improvement on statistics, with RSDs averaging 27%, 19%, and 16%, an acceptable range for coarse-grained orogenic gold systems. The bias is weighted towards the original samples for all the duplicate types. This is expected given the nuggety nature of the gold mineralization and the duplicates are quarter core and therefore are different sample support compared to half core.

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Table 12-3: Summary of Quality Assurance Samples and Performance for Piaba Exploration
QA Type	Number of Primary Samples	QA Count	QA Insertion rate	Failure Count	Failure Rate
Exploration
CRM	92,334	3,121	3%	29	1%
Blanks	92,334	3,298	4%	18	1%
Source: Equity (2020)

Table 12-4: Duplicate Pair Statistics for Piaba Exploration Samples (2017)
QC Type	Number of Primary Samples	QC Sample Count	QC Insertion Rate	Average Au (g/t)	Average Mean Percent Difference	Average Relative Standard Deviation
All Duplicate Pairs
Pulp	92,334	1,020	1%	4.34	7%	17%
Preparation	92,334	1,037	1%	4.43	11%	20%
Field	92,334	1,382	1%	0.53	2%	25%
Total Duplicates	92,334	3,439	4%
*no paired samples <0.05 g/t Au
Pulp*	92,334	1,008	1%	4.39	5%	16%
Preparation*	92,334	1,016	1%	4.51	9%	19%
Field*	92,334	361	0%	1.93	0%	27%
Source: Equity (2020)

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12.3.2	Performance of Piaba Grade Control QA/QC Samples

Only the Phase 2 grade control samples (QA/QC following the restart of mining operations in January 2018) were considered as part of the 2020 Piaba resource model, due to the materiality of the results in the operations and revisions to the gold zone model based on these results. QA/QC of the 2018 - 2019 grade control program is summarized in Table 12-5 and Table 12-6.

The overall quality assurance program has low insertion rates of just 1% for CRMs and 2% for blanks. QA/QC sample counts include CRM handling errors. The total number of failures without handling errors is 14, which is a 4% failure rate.

Only three of the 460 coarse blanks exceed the contamination threshold (Table 12-6), indicating that carryover is not a problem.

Table 12-5: CRM Performance for Grade Control Samples (2018-2019)
			Original CRM Insertion			Mis-handled CRM Removed
CRM	Expected Average (Au ppm)	Standard Deviation	Number of Samples	Average (Au ppm)	Average Z-Score	Number of Samples	Average (Au ppm)	Average Z-Score	Number of Failures
OXD108	0.41	0.012	3	0.40	-1.1	3	0.40	-1.1
OXD127	0.46	0.012	36	0.56	8.4	33	0.44	-1.2	2
OXE150	0.66	0.016	1	0.62	-2.2	1	0.62	-2.2
OXJ137	2.42	0.069	34	2.40	-0.2	32	2.44	0.3	1
OXJ80	2.33	0.042	27	2.34	0.3	27	2.34	0.3
OXL118	5.83	0.149	80	5.80	-0.2	79	5.78	-0.3	2
SE-101	0.61	0.013	35	0.58	-1.7	33	0.59	-1.5	3
SE68	0.60	0.013	46	0.63	2.7	44	0.59	-0.7	2
SG66	1.09	0.032	3	1.10	0.4	3	1.10	0.4
SG-84	1.03	0.025	11	0.98	-2.0	11	0.98	-2.0	3
SJ-95	2.79	0.054	41	2.76	-0.5	41	2.76	-0.5	1
SL-76	5.96	0.192	22	5.64	-1.6	21	5.90	-0.3
Total			339					-0.6	14
Source: Equity (2020)

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Table 12-6: Summary of Quality Assurance Samples & Performance for Piaba Grade Control (2018-2019)
QA Type	Number of Primary Samples	QA Count	QA Insertion rate	Failure Count	Failure Rate
CRM	27,573	339	1%	14	4%
Blanks	27,573	460	2%	3	1%
Source: Equity (2020)

The 338 field duplicates within the grade control dataset are 1/8th splits of the original sample. All field duplicate pairs show an acceptable relative standard deviation of 29% for a nuggety gold mineralization with a bias towards the duplicate sample (Table 12-7). The pulp duplicates show bias to the original sample and a high RSD of 19%. For both duplicate types, removing assays <0.05 g/t Au does not improve the reported statistics.

Table 12-7: Duplicate Pair Statistics for Piaba Grade Control Samples (2018-2019)
QC Type	Number of Primary Samples	QC Sample Count	QC Insertion rate	Average Au (g/t)	Average Mean Percent Difference	Average Relative Standard Deviation
All Pairs
Pulp	27,573	338	1%	1.08	-5%	29%
Field	27,573	310	1%	1.65	9%	19%
*no paired samples <0.05 g/t Au
Pulp*	27,573	218	1%	1.67	-4%	31%
Field*	27,573	295	1%	1.73	8%	18%
Total Duplicates	27,573	648	2%
Source: Equity (2020)

12.3.3	Performance of Boa Esperança Exploration & Auger QA/QC Samples

Exploration and auger samples for Boa Esperança were used in the 2019 resource estimate. The 345 CRMs from exploration and the 46 CRMs from the auger samples performed reasonably, with a 4% and 0% failure rate respectively (Table 12-8). Fewer handling errors persist in this dataset (N=2) and the failures are within CRMs that are typically of higher grade than the target assay range. Table 12-9 provides a summary of QA/QC performance of these exploration and auger samples.

The blanks for both exploration and auger samples performed well, with very few to zero samples indicating carryover (Table 12-9).

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Table 12-8: CRM Performance for Boa Esperança Exploration & Auger Samples
			Original CRM Insertion			Mis-handled CRM Removed
CRM	Expected Average (Au g/t)	Standard Deviation	Number of Samples	Average (Au g/t)	Average Z-Score	Number of Samples	Average (Au g/t)	Average Z-Score	Number of Failures
Exploration			319			315			14
OXC58	0.20	0.007	2	0.19	-2.3	2	0.19	-2.3
OXC88	0.20	0.01	34	0.20	-0.4	34	0.20	-0.4
OXJ68	2.34	0.064	9	2.32	-0.4	9	2.32	-0.4
OXJ80	2.33	0.042	46	2.39	1.4	45	2.39	1.3	5
SF45	0.85	0.028	10	0.84	-0.2	10	0.84	-0.2
SF57	0.85	0.03	58	0.84	-0.2	58	0.84	-0.2
SG66	1.09	0.032	71	1.09	0.2	71	1.09	0.2	1
SI64	1.78	0.042	32	1.80	0.4	32	1.80	0.4
SL51	5.91	0.136	57	5.82	-0.7	54	6.01	0.7	8
Historic			13			13
U01	0.6		1	0.50		1	0.50
U02	0.68		5	0.66		5	0.66
U05	0.73		3	0.76		3	0.76
UC	4.78		4	4.83		4	4.83
Total Exploration			345
Auger			46			44			0
OXC58	0.20	0.007	8	1.23	147.4	7	0.20	0.1
OXE56	0.61	0.015	6	0.63	1.1	6	0.63	1.1
OXI54	1.87	0.066	4	1.93	0.9	4	1.93	0.9
OXJ64	2.37	0.079	5	2.46	1.1	5	2.46	1.1
OXJ68	2.34	0.064	4	2.40	0.8	4	2.40	0.8
SF45	0.85	0.028	4	0.85	0.0	4	0.85	0.0
SK33	4.04	0.103	6	4.18	1.3	6	4.18	1.3
SN38	8.57	0.158	9	7.67	-5.7	8	8.61	0.2
Source: Equity (2020)

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Table 12-9: Summary of Quality Assurance Sample & Performance for Boa Esperança Exploration & Auger Samples
QA Type	Number of Primary Samples	QA Count	QA Insertion Rate	Failure Count	Failure Rate
Exploration
CRM	8,919	315	4%	14	4%
Blanks	8,919	401	4%	2	0%
Auger
CRM	1,459	44	3%	0	0%
Blanks	1,459	44	3%	0	0%
Source: Equity (2020)

The 25 field duplicate pairs for Boa Esperança do not constitute a meaningful sample population (Table 12-10). Of the 25 samples only five pairs are at reproducible levels and for these the RSD is above acceptable levels at 35%. The duplicates for Boa Esperança are not statistically valid.

Table 12-10: Duplicate Pair Statistics for Boa Esperança Exploration Samples (2017)
QC Type	Number of Primary Samples	QA Count	QA Insertion Rate	Average Au (g/t)	Average Mean Percent Difference	Average Relative Standard Deviation
Field	8,919	25	0%	0.19	12%	38%
Field*	8,919	5	0%	0.73	56%	35%
*no paired samples <0.05 g/t Au
Source: Equity (2020)

12.3.4	Performance of Tatajuba Exploration & Auger QA/QC Samples

Tatajuba has acceptable performance for the QA/QC materials in both exploration and auger samples (Table 12-11). QA/QC insertion rate is 3% for both CRMs and blanks, with a 1% failure rate for CRMs and no failures for blanks (Table 12-12). The auger samples have acceptable quality assurance performance with no failure in the CRMs and 1% failure rate in blanks.

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Table 12-11: CRM Performance for Tatajuba Exploration
			Original CRM Insertion			Mis-handled CRM Removed
CRM	Expected Average (Au g/t)	Standard Deviation	Number of Samples	Average (Au g/t)	Average Z-Score	Number of Samples	Average (Au g/t)	Average Z-Score	Number of Failures
Exploration			446			444			4
OXC58	0.20	0.007	22	0.20	0.2	22	0.20	0.2
OXD108	0.41	0.012	84	0.42	0.6	84	0.42	0.6
OXE150	0.66	0.016	13	0.65	-0.3	13	0.65	-0.3
OXE56	0.61	0.015	21	0.61	-0.1	21	0.61	-0.1
OXH149	1.28	0.035	100	1.27	-1.1	98	1.27	-0.4	1
OXI54	1.87	0.066	23	1.85	-0.3	23	1.85	-0.3
OXJ64	2.37	0.079	4	2.41	0.6	4	2.41	0.6
SE68	0.60	0.013	59	0.60	0.3	59	0.60	0.3
SI64	1.78	0.042	85	1.79	0.3	85	1.79	0.3	1
SK33	4.04	0.103	4	4.22	1.7	4	4.22	1.7
SL34	5.89	0.140	23	5.84	-0.4	23	5.84	-0.4	1
SN38	8.57	0.158	4	8.75	1.1	4	8.75	1.1
SP37	18.14	0.380	4	18.24	0.3	4	18.24	0.3	1
Historic			138			138
U02			130	0.67		130	0.67
UND_CRM			8	0.59		8	0.59
Exploration Total			584
Auger			162			159			0
OXC58	0.20	0.007	11	0.20	-0.1	11	0.20	-0.1
OXC72	0.21	0.008	28	0.20	-0.9	28	0.20	-0.9
OXE56	0.61	0.015	1	0.59	-1.7	1	0.59	-1.7
OXJ64	2.37	0.079	2	2.33	-0.5	2	2.33	-0.5
OXJ68	2.34	0.064	40	2.32	-0.3	39	2.36	0.3
SF45	0.85	0.028	38	0.88	1.2	36	0.85	0.2
SN38	8.57	0.158	12	8.46	-0.7	12	8.46	-0.7
SN50	8.69	0.180	30	8.61	-0.4	30	8.61	-0.4
Source: Equity (2020)

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Table 12-12: Summary of the Quality Assurance Sample and Performance for Tatajuba Exploration
QA Type	Number of Primary Samples	QA Count	QA Insertion Rate	Failure Count	Failure Rate
Exploration
CRM	12,712	444	3%	4	1%
Blanks	12,712	398	3%	0	0%
Auger
CRM	6,921	159	2%	0	0%
Blanks	6,921	281	4%	2	1%
Source: Equity (2020)

Pulp, preparation, and field duplicates have a relative standard deviation of 11%, 12%, and 18% respectively, showing the expected improvement in reproducibility from quarter core through to pulp (Table 12-13). The RSD for pulp and preparation duplicates is acceptable and the mean percent difference shows minimal bias except in the field duplicate where there is bias to the original sample. Approximately 75% of field duplicate pairs are below the reproducible threshold, with those duplicates averaging an RSD of 15%. For Tatajuba, the reproducibility of each type of duplicate is good when compared with the results in Table 12-13.

Table 12-13: Duplicate Pair Statistics for Tatajuba Exploration Samples (2017)
QC Type	Number of Primary Samples	QC Sample Count	QC Insertion Rate	Average Au (g/t)	Average Mean Percent Difference	Average Relative Standard Deviation
Pulp	12,712	151	1%	4.06	5%	11%
Preparation	12,712	151	1%	4.10	4%	12%
Field	12,712	210	2%	0.26	29%	18%
Field *		55		0.95	27%	15%
Total Duplicates	12,712	512	4%	2.51	3%	14%
*no paired samples <0.05 g/t Au Source: Equity (2020

12.4	Density Determinations

Density values were re-calculated using the original data. No significant discrepancies were observed.

12.5	Data Adequacy

It is the opinion of the QP that the location, downhole survey, density, and assay data supplied by Equinox is of adequate quality for use in mineral resources and reserves.

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13	Mineral Processing and Metallurgical Testing

The following section has been reproduced from the previous NI 43-101 Technical Report, “Feasibility Study on the Aurizona Gold Mine Project” dated 10 July 2017 (Lycopodium, 2017). To the QP’s knowledge, no additional metallurgical testwork has been completed and the mineral processing and metallurgical testing information in this section is still relevant to the Aurizona Gold Mine.

13.1	Metallurgical Testwork

A number of metallurgical test programs were carried out on the laterite, saprolite, transition and fresh rock mineralization samples from the Piaba deposit and the surrounding targets between 1994 and 2017. The main metallurgical laboratories involved in the testwork included:

•	Paulo Abib Engenharia S.A. (1995)
•	Lakefield Research Limited (1997)
•	Metago (1994 and 2007-2008)
•	Núcleo de Inovações Tecnológicas/NUTEC - Fundação Gorceix (2007)
•	Departamento de Engenharia de Minas da UFMG (2007)
•	HAD Services S/S Ltda (2008)
•	Metcon Research (Metcon) (2009)
•	Advanced Mineral Technology Laboratory, Ltd. (AMTEL) (2013)
•	Hazen Research, Inc. (2013)
•	Koeppern Machinery Australia (Koeppern) (2013)
•	Inspectorate (now Bureau Veritas Commodities Canada Ltd (BV)) (2013 - 2016)
•	SGS Geosol Laboratórios Ltda (2017)
•	ALS Minerals (2017)

The testwork results show that the mineralization responds well to gravity concentration followed by a CIL process. There is a significant amount of nugget gold varying widely from sample to sample. On average, the gravity concentration could recover approximately 30 to 40% of the gold from the feeds. Some of the samples contain carbonaceous materials but do not appear to be significantly preg-robbing if the CIL procedure is used for the cyanidation tests.

The proposed flow sheet is a hybrid leach/CIP circuit. Refer to Section 17 for more details on the flow sheet development and process description.

In general, the transition ore samples are moderately resistant to SAG mill grinding compared to the very competent fresh rock samples based on the SAGDesign WSAG and the SMC Axb ore parameters. Based on the BWi parameter, the transition ore is also softer to ball mill grinding than the fresh rock.

The following sections detail the testwork performed on various ore types including Piaba, Boa Esperança, Ferradura and Conceição but this Report only considers the Piaba and Boa Esperança resources for design purposes.

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During the re-logging program in 2014/2015, the lithotypes of the Piaba deposit were renamed by the MASA geologists and other external consultants. Therefore, all metallurgical samples collected prior to the re-logging program will fall under a new name and the following chapter has been updated to reflect this change. Dalcite (“DAC”) samples will be renamed as diorite (“DRT”) and tonalite (“TON”) samples will be renamed as quartz- diorite (“QDT”).

13.1.1	Metallurgical Testing Before 2012

The results that were obtained in the test programs conducted before 2012 have been presented and discussed in the metallurgical testing sections in the previous NI 43-101 technical reports published in 2008, 2010, 2011 and 2013.

More recent metallurgical studies, including cyanidation testwork, comminution studies and solid/liquid separation studies were conducted by Metcon Research (Metcon) and summarized in Section 11 of the NI 43- 101 Technical Report published in 2012 by SRK (Mach et al., 2012).

13.1.1	Metcon Test Program

Metallurgical studies were conducted on the following ore types:

•	Piaba transition
•	Piaba fresh

Table 13-1 provides head grade analyses for each of the ore composites tested as part of Metcon’s metallurgical program. Ore composite head grades ranged from 1.30 to 1.76 g/t Au, which is similar to the mill feed grades being mined according to the new mine plan.

Table 13-1: Composite Head Analysis
Composite	Grade
	Au g/t	Ag g/t	Hg ppb	As
				%
Piaba Transition	1.3	<0.1	<5	0.04
Piaba Fresh	1.76	<0.1	<5	0.016
Source: Lycopodium (2017)

13.1.2	Comminution Tests

Comminution tests, including Bond Crushing Work Index (CWi), Bond Ball Mill Work Index (“BWi”), and Abrasion Index (“Ai”), were conducted on each of the ore composites. The results of these tests are summarized in Table 13-2. The Piaba transition composite was found to have a low CWi (8.2 kWh/t) and a low BWi (8.2 kWh/t). The Piaba fresh ore composite was found to have a moderate CWi (13 kWh/t) and a moderate BWi (12.4 kWh/t). Additionally, the transition ore was found to have a low AI, whereas the fresh ore composite was found to have a moderately high AI.

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Table 13-2: Bond Crushing, Ball Mill and Abrasion Index Determination
	Bond CWi kWh/t	Bond BMWi kWh/t	Bond Ai
Piaba Transition	8.2	8.2	0.0868
Piaba Fresh	13.0	12.4	0.2130
Source: Lycopodium (2017)

13.1.3	Effect of Primary Grind Size on Gold Extraction

An initial test program was conducted to evaluate gravity concentration and cyanide leach extraction at three different grind sizes (P80 149 µm, 105 µm and 74 µm), two different cyanide concentrations (0.25 g/L and 1.0 g/L) and two different slurry solid densities (35% w/w and 45% w/w). All cyanidation tests were run for 72 hours. The results of tests at three different grinds, while maintaining the cyanide concentration at 0.25 g/L and the slurry solid density at 45% w/w are summarized in Table 13-3.

The results of these tests indicate that, over the ranges tested, grind size, sodium cyanide concentration, and slurry solid density do not have a significant impact on overall gold recovery. As a result, the following parameters were used as the standard for all subsequent tests:

•	Grind size: P80 149 µm
•	Sodium cyanide: 0.25 g/L
•	Slurry density: 45% solids

Table 13-3: Gold Recovery/Extraction versus Grind Size
	Gold Recovery
	%
Sample	Gravity	Leach	Gravity + Leach
Piaba Transition
P80 149 µm	74.2	19.4	93.6
P80 105 µm	62.2	28.5	90.7
P80 74 µm	62.4	29	91.4
Piaba Fresh
P80 149 µm	60.8	31.3	92.1
P80 105 µm	57.8	32.1	89.9
P80 74 µm	57	34.2	91.2
Source: Lycopodium (2017)

13.1.4	Gravity Concentration Followed by Standard Cyanidation of Gravity Tailings

Two tests were conducted on Piaba composites to evaluate gold recovery achievable by gravity concentration followed by agitated cyanidation. Gold extraction during cyanidation was monitored at 24, 48 and 72 hours. The results of these tests are summarized in Table 13-4 and indicate that 29 to 52% of the gold could be recovered into a gravity concentrate and that gravity concentration followed by cyanidation for 24 hours would recover approximately 90 to 93% of the gold from the transition and fresh ore composites, respectively.

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Table 13-4: Test Results – Gravity Concentration Followed by Standard Cyanidation
	Gold Recovery
	%
Sample	Gravity	Gravity + 24 h	Gravity + 48 h	Gravity + 72 h
		Leach	Leach	Leach
Piaba Transition	52.4	89.5	90.5	91
Piaba Fresh	28.8	89.4	93.3	91.5
Sodium cyanide concentration: 250 ppm; slurry solid density: 45% w/w; grind size: P80 149 µm.
Source: Lycopodium (2017)

13.1.5	Gravity Concentration Followed by CIL Cyanidation of Gravity Tailings

Two tests were conducted on Piaba composites to evaluate gravity concentration followed by CIL leaching of the gravity tailings over 72 hours. The test results are summarized in Table 13-5 and indicate gold recoveries ranging from 90 to 92% for transition and fresh ore composites, respectively. It should be pointed out that by the nature of CIL testing, gold extraction as a function of leaching retention time cannot be reported and that these tests identify recoveries achievable after 72 hours of cyanidation.

Table 13-5: Test Results – Gravity Concentration Followed by CIL Cyanidation
	Gold Recovery
	%
Sample	Gravity	Gravity + 72 h Leach
Piaba Transition	65	90.4
Piaba Fresh	64.1	91.8
Sodium cyanide concentration: 250 ppm; slurry solid density: 45% w/w; grind size: P80 149 µm
Source: Lycopodium (2017)

In April 2009, Metcon conducted additional metallurgical testwork on the composite samples identified above comprising gravity concentration followed by 24 hour cyanidation agitated leach.

13.1.6	Carbon Evaluation

Earlier CIL tests on the saprolite sample showed incomplete adsorption of the extracted gold onto carbon indicating that some constituents in the saprolite sample may be fouling the carbon and preventing complete gold adsorption. Table 13-6 provides a summary of the CIL test results using carbon from Calgon Carbon Corporation (Calgon) and from PICA USA, Inc. (PICA). The PICA carbon showed better loading than the Calgon carbon but the dissolved gold from the saprolite sample was still not completely loaded onto the carbons.

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Table 13-6: Activated Carbon Comparison
	Recovery
	% Au
Sample	Calgon Carbon	PICA Carbon
Gravity Concentrate	23.3	17.7
Loaded Carbon	22.8	51.3
Barren Solution	44.8	17.7
Gravity+ CIL Recovery	90.8	86.7
Sodium cyanide concentration: 250 ppm; slurry solid density: 45% w/w; grind size: P80 149 µm
Source: Lycopodium (2017)

13.1.7	24 Hour Cyanidation Tests

Further tests were conducted to evaluate gold recovery by gravity concentration followed by 24 hour agitated cyanidation on each of the composites. The results are summarized in Table 13-7 and indicate overall gold recoveries in the range of 83 to 85% which is 5 to 7% lower than earlier test results. This seems to be a result of lowered recovery by gravity concentration.

Table 13-7: Test Results – Gravity Concentration Followed by 24 Hour Direct Cyanidation
	Recovery
	% Au Gravity +
Sample	Gravity	24 h Leach
Piaba Transition	20.2	84.8
Piaba Fresh	30.7	82.9
Note: Sodium cyanide concentration: 250 ppm; slurry solid density: 45% w/w; grind size: P80 149 µm
Source: Lycopodium (2017)

13.1.8	Metallurgical Testing between 2012 and 2015

During 2012 and 2014, several testing programs, including comprehensive testwork conducted in 2013, were conducted by Inspectorate under the supervision of SNC-Lavalin Inc. (SNC). In 2015, further testwork was conducted by Inspectorate, under the supervision of Tetra Tech, on a master composite generated from the rock zone quartz-diorite type drill core interval samples used for the 2013 test program. The testwork was completed to generate the tailings samples for geotechnical and geochemical characteristic testing and cyanide detoxification testing.

13.1.9	Samples

A total of 7,880 kg of drill core and fine rock samples were received by Inspectorate on November 27, 2012 for sample preparation, composition, and metallurgical testing. The fine rock samples were exclusively made up for the laterite material. These are summarized in Table 13-8. Out of these samples, 92 and five different variability composites from the Piaba and Boa Esperança deposits, respectively, were also constructed for the testing.

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Table 13-8: Sample Received at Inspectorate, November 2012 – First Shipment
Deposit	Weathering Rock Type	Lithology	Weight
			kg	%
Piaba	Saprolite (8 drill holes)	Diorite	47	-
		QDT	124	-
		QFP	24	-
		Subtotal	195	3.5
	Transition (12 drill holes)	Diorite	16	-
		QDT	219	-
		QFP	72	-
		Subtotal	307	5.4
	Fresh Rock (85 drill holes)	Diorite	533	-
		QDT	2,170	-
		QFP	2,228	-
		Subtotal	4,931	87
	Deep Holes (5 drill holes)	Diorite	-	-
		QDT	83	-
		QFP	150	-
		Subtotal	233	4.1
	Total	-	5,666	100
Boa Esperança	Saprolite (3 drill holes)	QDT	36	-
	Transition	QDT	11	-
	Fresh Rock	QDT	16	-
	Total	-	63	-
Piaba	Laterite	-	415	-
	Pirocaua	-	1,329	-
Total	-	-	7,240	-
Note: QFP – Quartz Feldspar Porphyry
Source: Lycopodium (2017)

On December 10, 2013, an additional 850 kg of samples from the Piaba deposit were received to construct the variability composites for confirmation tests. The samples are listed in Table 13-9. Out of the 850 kg sample, approximately 430 kg was below the “cut-off grade” saprolite diorite material that was used for a heap leach column test program.

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Table 13-9: Sample Received at Inspectorate, December 2013 – Second Shipment
Weathering (Rock Type)	Lithology	Weight kg
Saprolite	Diorite	511
	QDT	-
	QFP	34
	Subtotal	545
Transition	Diorite	191
	QDT	-
	QFP	113
	Subtotal	304
Total		849
Source: Lycopodium (2017)

Based on the mining schedule at that time (since revised), two master composites, one identified as the oxide master composite representing the mill feed for the first two years and the other as the rock master composite representing the mill feed for the following 10 years, were prepared. The two master composite samples were subjected to comprehensive testing to evaluate metallurgical responses to the flow sheet (gravity concentration followed by CIL cyanidation) used at the Aurizona Mine and an alternative flow sheet (gravity concentration followed by bulk sulphide flotation and cyanidation of flotation concentrate).

The third shipment consisting of 105 quarter split core samples was received at Inspectorate in August 2014. Ten composite samples made from the split core samples originally from the satellite deposits were tested to confirm the satellite ore’s amenability to the gravity concentration followed by CIL cyanidation beneficiation route. The lithology of these samples was primarily characterized as diorite. The satellite deposits included the Boa Esperança (BEP), Conceição (CCC) and Ferradura (FRD) deposits. Note that (CCC) and (FRD) are not part of the current LOM plan.

13.1.10	Variability Composite Selection

The sampling plans were developed by Aurizona and SNC-Lavalin. For the Piaba samples, drill core intervals were selected from the drill holes along the north south sections at 200m spacing within the mineralized deposit.

In 2012, the selected samples were composited to represent the various major ore types, lithology, and mineralization. Table 13-10 shows the variability composites generated from the proposed Piaba pit and the satellite deposit to assess the metallurgical performance using the flow sheet used at the Aurizona process plant. The composites selected for grindability tests are shown in Table 13-11.

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Table 13-10: Head Grades - Variability Composites for Gravity/Cyanidation Tests

Deposit	Weathering/ Rock Type	Lithology	Sample No.	Head g/t Au			CAI %			As %
				Low	Avg.	High	Low	Avg.	High	Low	Avg.	High
Piaba	Saprolite	Diorite	5	0.86	1.34	1.66	0.13	0.14	0.64	0.004	0.011	0.018
		QDT	3	0.78	1.63	2.08	0.17	0.27	0.31	0.008	0.008	0.009
		QFP	1	0.78	0.78	0.78	0.72	0.72	0.72	0.001	0.001	0.001
	Transition	Diorite	4	1.17	1.58	1.84	0.29	0.48	0.60	0.001	0.016	0.049
		QDT	7	0.72	4.39	24.70	0.13	0.74	1.65	0.000	0.020	0.100
		QFP	5	0.94	1.51	2.82	0.02	0.51	0.97	0.000	0.043	0.117
	Fresh Rock	Diorite	10	0.43	1.24	2.72	0.33	0.54	0.85	0.000	0.010	0.030
		QDT	26	0.45	1.44	6.74	0.18	0.55	3.14	0.000	0.070	0.950
		QFP	23	0.30	1.55	5.47	0.28	0.59	1.19	0.000	0.019	0.170
	SW	Laterite	3	0.36	1.69	2.29	-	-	-	-	-	-
	Pirocaua	Laterite	4	0.33	1.00	2.61	-	-	-	-	-	-
BEP	Saprolite	QDT	1	0.56	0.56	0.56	0.14	0.14	0.14	0.027	0.027	0.027
	Transition	QDT	1	0.43	0.43	0.43	0.58	0.58	0.58	0.006	0.006	0.006
	Fresh Rock	QDT	1	0.96	0.96	0.96	0.42	0.42	0.42	0.002	0.002	0.002
	n/a	Laterite	2	0.34	1.09	1.84	n/a	n/a	n/a	n/a	n/a	n/a
CCC	Transition	Gabbro	1	0.56	0.56	0.56	0.16	0.16	0.16	0.027	0.027	0.027
	Fresh Rock	QDT	1	1.05	1.05	1.05	0.20	0.20	0.20	-	-	-
FRD	Fresh Rock	QDT	2	0.83	1.58	2.34	0.28	0.33	0.37	0.001	0.002	0.003

CAI – carbon acid insoluble

Source: Lycopodium (2017)

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Table 13-11: Grindability Variability Composites

Deposit	Weathering/ Rock Type	Lithology	Composite No.	Depth m	SAG Design	Bond BMWi	Bond Ai
Piaba	Transition	Diorite	1	50 - 140	Yes	Yes	No
		QFP	2	55 -120	Yes	Yes	No
		QDT	1	50 - 200	Yes	Yes	No
	Fresh Rock	Diorite	3	50 - 95	Yes	Yes	Yes
				110 - 190	Yes	Yes	No
				200 - 240	Yes	Yes	Yes
		QFP	6	100 - 140	Yes	Yes	No
				185 - 200	Yes	Yes	Yes
				200 - 250	Yes	Yes	Yes
				250 - 320	Yes	Yes	Yes
				310 - 370	Yes	Yes	Yes
				435 - 670	Yes	Yes	No
		QDT	6	75 - 165	Yes	Yes	Yes
				156 - 214	Yes	Yes	Yes
				200 - 257	Yes	Yes	No
				254 - 300	Yes	Yes	Yes
				290 - 357	Yes	Yes	Yes
				522 - 606	Yes	Yes	No
FRD	Fresh Rock	QDT	1	122 – 158	Yes	Yes	No
CCC	Fresh Rock	QDT	1	96 -110	Yes	Yes	No
BEP	Saprolite	-	1	25 – 415	No	Yes	No
	Fresh Rock	QDT	1	191 - 200	No	Yes	No
Piaba	Pirocaua	Laterite	1	n/a	No	Yes	No

Source: Lycopodium (2017)

13.1.11	Master Composite Selection

Two master composites were prepared in accordance with the mining schedule provided by Trek. One of the two composites represents the mill feed for the first two years of production, identified as oxide master composite and the other, labelled as rock master composite, represents the mill feed in the following 10 years.

The two composites were constituted based on the weight percent of each lithology within each rock type to produce an overall gold grade matching the grade proposed by the mine plan. As shown in Table 13-12 and Table 13-13, the gold head grade of oxide and master composite was 1.24 and 1.36 g/t Au, respectively.

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Table 13-12: Oxide Master Composite

Rock Type	Weight %	Calculated Head Grade g/t Au	Assay Head Grade
			Au g/t	As ppm	S2- %	CAI %
Laterite	8.7	1.07	-	-	-	-
SW	3.6	1.14	-	-	-	-
Pirocaua	5.1	1.03	-	-	-	-
Saprolite	70.6	1.30	-	-	-	-
Diorite	12.0	1.32	-	-	-	-
QDT	38.2	1.37	-	-	-	-
QFP	20.4	1.14	-	-	-	-
Transition	18.9	1.19	-	-	-	-
Diorite	2.3	1.35	-	-	-	-
QDT	3.8	1.32	-	-	-	-
QFP	12.7	1.12	-	-	-	-
Rock	1.9	1.14	-	-	-	-
Diorite	0.1	1.22	-	-	-	-
QDT	1.7	1.12	-	-	-	-
QFP	0.1	1.43	-	-	-	-
Total/Average	100.0	1.25	0.89	91	0.31	0.31

S(2-) – sulphide sulphur

Source: Lycopodium (2017)

Table 13-13: Rock Master Composite

Rock Type	Weight %	Calculated Head Grade g/t Au	Assay Head Grade
			Au g/t	As ppm	S2- %	CAI %
Diorite	20.0	1.22	-	-	-	-
QDT	10.0	1.12	-	-	-	-
QFP	70.0	1.43	-	-	-	-
Total/Average	100.0	1.36	0.67	138	1.36	0.51

Source: Lycopodium (2017)

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13.1.12	Metallurgical Test Results and Discussion of Variability Composites

In the 2013 test program, metallurgical tests were performed on each of the 112 variability composites to evaluate gold recovery achievable using a flow sheet that was being used by the Aurizona Mine. The flow sheet consisted of gravity concentration and cyanidation on the gravity concentration tailings. To simulate the flow sheet being used at the mine, the flow sheet used at the laboratory included gravity concentration by a laboratory size Knelson concentrator, followed by 48 hour bottle rolled CIL cyanidation of the gravity tails at a target grind size of P80 105 µm. These CIL tests were run at a solid density of 35% w/w and an initial cyanide and carbon concentration of 0.5 g/L and 10 g/L, respectively.

No attempt was made to further optimize the circuit. The results of these tests are summarized and presented in the following sections.

13.1.13	Head Assay and X-ray Diffraction Analysis

Table 13-10 shows the head assays, including gold, CAI (graphite carbon + organic carbon) and arsenic of the 105 variability composites. Table 13-14 shows that the differences between assay and calculated head grade are significant in most of the saprolite and transition composites tested. The results may indicate nugget effect occurring in these samples. Similar gold nugget effects were found in the rock composites. In order to confirm the presence of free gold, selected composites were assayed in triplicate, the results of which are summarized in Table 13-15. The assay results confirm the finding that free gold occurs in these composites.

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Table 13-14: Piaba Saprolite and Transition Composite Head Assay

Composite ID	Head Grade g/t Au		Difference
	Assay	Calc’d1
Sap DRT Comp#1	0.89	1.49	-0.60
Sap DRT Comp#2	0.44	0.86	-0.42
Sap DRT Comp#3	1.13	1.66	-0.53
Sap QDT Comp#1	0.75	0.78	-0.03
Sap QDT Comp#2	1.27	2.08	-0.81
Sap QDT Comp#3	2.11	2.02	0.09
Tran DRT Comp	1.52	1.84	-0.32
Tran QDT Comp #1	1.52	0.76	0.76
Tran QDT Comp #2	0.68	0.72	-0.04
Tran QDT Comp #3	0.98	1.02	-0.04
Tran QDT Comp #4	54.9	24.7	30.2
Tran QDT Comp #5	3.54	1.79	1.75
Tran QDT Comp #6	0.39	0.94	-0.55
Tran QDT Comp #7	0.55	0.80	-0.25
Tran QFP Comp #1	2.82	2.39	0.43
Tran QFP Comp #2	0.75	0.94	-0.19
Tran QFP Comp #3	0.92	1.20	-0.28

Metallurgical balance back calculated head

Source: Lycopodium (2017)

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Table 13-15: Piaba Saprolite and Rock Diorite Head Assay on Selected Composites
Composite ID	Sample ID	Head Grade
		g/t Au
		Assay A	Assay B	Assay C
Rock DRT Met 4	A	0.24	0.26	0.88
	B	7.9	-	-
	C	0.25	-	-
Rock DRT Met 6	A	0.58	-	-
	B	0.65	-	-
	C	0.41	-	-
Rock DRT Met 8	A	0.16	-	-
	B	0.09	-	-
	C	0.27	-	-
Sap DRT MT00333	A	0.66	1.68	0.44
	B	0.54	0.67	2.84
Source: Lycopodium (2017)

Some of the composites were analyzed by x-ray diffraction (XRD) analysis.

Table 13-16 shows the main minerals identified by XRD and the mineral weight percent distribution of the selected composites. The most common mineral is quartz, which accounts for between 33 and 57% of the total minerals. The analysis also shows that kaolinite/feldspar content in the saprolite quartz-diorite composite is approximately 40% while the transition QFP and quartz-diorite composites contain about 35% and 30% of montmorillonite/feldspar and kaolinite, respectively. A high slurry viscosity may be expected when these types of the ores are processed.

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Table 13-16: Mineral Weight Percentage Distribution, XRD – Quantitative Phase Analysis – Piaba

Mineral	Ideal Formula	Zone / Lithology / Composite ID
		SAP DRT	SAP QDT	Tran QDT	Tran QFP	Rock DRT	Rock QFP	Rock QDT
		Comp 1	Comp 3	Comp 6	Comp 2	Met 4	Met 13	Met 16
Anatase	TiO2	-	1.0	1.0		-	-	-
Ankerite-Dolomite	Ca(Fe2+,Mg,Mn)(CO3)2/CaMg(CO3)2	-	-	-	-	-	3.1	2.1
Calcite	CaCO3	-	-	-	-	9.2	4.5	4.3
Clinochlore	(Mg,Fe2+)5Al(Si3Al)O10(OH)8		4.0	5.0	11.0	15.6	8.6	11.2
Goethite	α-Fe3+O(OH)	11.9	18.0	9.0		-	-	-
Gypsum	CaSO4·2H2O	-	-	-	1.0	-	-	-
Hematite	α-Fe2O3	5.0		2.0		-	-	-
Illite-Muscovite	K0.65Al2.0Al0.65Si3.35O10(OH)2-	7.8	3.0	3.0	6.0	2.2	5.2	4.1
Ilmenite	Fe2+TiO3	-	2.0	-	-	1.2	0.9	0.8
Kaolinite	Al2Si2O5(OH)4	12.2	38.0	30.0	-	-	-	-
K-Feldspar	KAlSi3O8		2.0		1.0		1.5
Montmorillonite Mod.	(Na,Ca)0.3(Al,Mg)2Si4O10(OH)2·nH2O	-	-	-	34.0	-	-	-
Paragonite	NaAl2AlSi3O10(OH)2	-	-	-	-	2.5	-	-
Plagioclase	NaAlSi3O8 – CaAlSi2O8	6.2	-	2.0	5.0	29.2	31.2	31.0
Pyrite	FeS2	-	-	-	5.0	0.7	3.9	2.8
Pyrrhotite	Fe1-xS	-	-	-	-	-	1.1	-
Quartz	SiO2	57.0	33.0	48.0	38.0	39.5	38.5	43.0
Siderite	Fe2+CO3	-	-	-	-	-	1.7	0.5
Total		100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Lycopodium (2017)

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13.1.14	Metallurgical Performance – Gravity Concentration + Cyanidation Flowsheet Piaba Saprolite Composites

A total of nine gravity concentration followed by CIL leaching tests were performed on each of the nine variability composites to evaluate the effects of gold grade and CAI concentration on gold recovery and leach residual grade. The result summary in Table 13-17 shows that the saprolite samples responded well to the gravity concentration followed by CIL leaching procedure. Gold recovery averages 93.7% from the saprolite samples with an average gold grade of 1.3 g/t Au. On average, the gravity concentration recovers approximately 23% of the gold from the head samples. There is a significant variation in gold recovery to the gravity concentrate, varying from 3 to 60%. This implies that some of the samples may contain a significant amount of nugget gold.

The CAI was not preg-robbing however, the plot of recovery versus arsenic content in the feeds in Figure 13-1 shows that gold recovery may decrease when the feed arsenic content increases beyond 0.015% (150 ppm) as indicated by the one sample at 0.018% Au.

A consistently low leach residual gold assay (0.04 g/t Au) was obtained from the QDT composites in spite of increasing head grade from 0.78 to 2.08 g/t Au. Of the three QDT composites tested, an average gold recovery of 97% was achieved on an average calculated head grade of 1.63 g/t Au and at a grind size of P80 74 µm.

Due to the limited core samples, only one QPF composite was tested. The metallurgical performance was comparable to the other two types of lithology tested. It is recommended that more variability composites should be tested in the next round of testing.

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Table 13-17: Test Result Summary – Piaba Saprolite Composites

Composite ID	Grind Size P80, µm	Head Grade							Recovery %			Consumption kg/t		Initial pH
		Au g/t		%
		Assay	Calc’d	Cgraph	Corg	CAI	S2-	As	Gravity	CIL	Gravity + CIL	NaCN	Lime
Saprolite DRT
SAP DRT Comp#1	74	0.89	1.49	0.46	0.17	0.63	0.06	0.018	3.5	80.3	83.9	0.73	2.03	7.6
SAP DRT Comp#2	76	0.44	0.86	0.08	0.04	0.12	0.72	0.012	40.3	57.4	97.7	0.60	1.40	4.9
SAP DRT Comp#3	80	1.13	1.66	0.25	0.23	0.48	0.02	0.016	6.0	85.0	91.0	0.47	1.19	6.8
SAP-DRT11	108	0.93	1.23	0.39	0.06	0.46	0.14	0.006	12.9	80.6	93.5	0.86	1.50	3.6
SAP-DRT22	93	0.58	0.82	0.69	0.21	0.90	0.31	0.004	26.2	66.6	92.8	0.92	1.77	3.6
Average - SAP DRT	86	0.79	1.21	0.26	0.14	0.52	0.25	0.011	17.8	74.0	91.8	0.71	1.58	5.3
Saprolite QDT
SAP QDT Comp#1	80	0.75	0.78	0.26	0.10	0.36	0.02	0.009	10.1	84.8	94.9	0.60	0.71	7.1
SAP QDT Comp#2	64	1.27	2.08	0.22	0.09	0.31	0.52	0.008	59.4	38.7	98.1	0.60	0.94	5.3
SAP QDT Comp#3	80	2.11	2.02	0.11	0.06	0.17	0.29	0.008	31.4	66.6	98.0	0.62	1.46	5.0
Average - QDT	74	1.38	1.63	0.20	0.08	0.28	0.28	0.008	33.6	63.4	97.0	0.60	1.03	5.8
Saprolite QFP
SAP QFP Comp[3]	117	1.14	0.78	0.24	0.48	0.72	0.47	0.001	17.0	76.5	93.5	0.58	2.75	3.8
Overall Average	86	1.03	1.30	0.30	0.16	0.46	0.28	0.009	23.0	70.7	93.7	0.66	1.52	5.3

2nd Shipment sample # MT00335-1, 2 & 3

2nd Shipment sample # MT00335-4

2nd Shipment sample # MT00333

Source: Lycopodium (2017)

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Figure 13-1: Gold Recovery vs. Arsenic Content in Feed – Piaba Saprolite Composites

Source: Lycopodium (2017)

The average grind size for the saprolite composites was P80 83 µm which is significantly finer than the target grind size of P80 105 µm. This may be due to the fact that the saprolite samples are very soft and have a fine size distribution nature.

Some of the composites have a low natural pH. On average, lime and cyanide consumptions are 1.5 kg/t and 0.7 kg/t, respectively, for the composites tested.

13.1.15	Piaba Transition Composites

Similarly, the testing programs tested the metallurgical response of the three different lithological samples generated from the transition mineralization zone. Table 13-18 summarizes the test results. In general, the composite samples responded very well to the gravity concentration followed by CIL cyanidation procedure. The average gold extraction, including gold recovery to the gravity concentrate, is about 93.7%, ranging from 90% to 99%, excluding Tran DRT 3 composite and Tran QFP Composite 1 which show lower gold extractions of 79.5% and 82.8%, respectively.

The gold recovery reporting to the gravity concentrates varied substantially from 7% to 66%, averaging 32.7%. It appears that no correlation exists between gravity recovery and gold head grade. The results show that some of the samples contain a significant amount of nugget gold.

Figure 13-2 and Figure 13-3 show that overall gold recovery is not related to gold head grade and CAI content, excluding for the QDT composites showing that gold recovery reduces from 99% to 93% when CAI content increases from 0.3% to 1.7%.

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The test results shown in Figure 13-4 seem to indicate that gold recovery reduces when arsenic content is high in the head samples.

Table 13-18: Test Result Summary - Piaba Transition Composites

Composite ID	Grind Size P80, µm	Head Grade					Recovery %				Consumption kg/t		Initial pH
		(Au g/t)		(%)
		Assay	Calc’d	Corg	CAI1	S2-	As	Gravity	CIL	Gravity + CIL	NaCN	Lime
Tran DRT
Tran DRT Comp	61	1.52	1.84	0.09	0.29	0.02	0.001	22.5	77.2	99.7	0.71	1.83	5.2
Tran-DRT11	101	3.66	1.17	0.24	0.56	0.82	0.010	25.7	69.6	95.3	0.62	3.68	3.3
Tran-DRT22	83	0.56	1.81	0.11	0.60	0.19	0.006	65.9	31.4	97.3	0.58	2.58	3.9
Tran-DRT33	112	1.65	1.49	0.13	0.49	0.61	0.049	8.6	70.9	79.5	0.62	3.09	4.4
Average – Tran DRT	89	1.85	1.58	0.14	0.48	0.41	0.016	30.7	62.3	93.0	0.63	2.80	4.2
Tran QDT
Tran QDT Comp #1	53	1.52	0.76	1.11	1.30	0.36	0.009	39.4	55.3	94.7	0.96	3.91	3.3
Tran QDT Comp #2	77	0.68	0.72	0.09	0.41	2.17	0.002	41.6	57.7	99.3	0.90	3.48	6.4
Tran QDT Comp #3	80	0.98	1.02	0.04	0.32	1.13	0.001	30.9	68.1	99.0	0.92	3.16	4.4
Tran QDT Comp #4	71	54.92	24.71	1.10	1.65	3.57	0.002	7.8	84.7	92.6	0.87	6.65	7.0
Tran QDT Comp #5	128	3.54	1.79	0.07	0.39	2.22	0.004	41.0	58.7	99.7	0.92	5.95	4.7
Tran QDT Comp #6	72	0.39	0.94	0.04	0.13	0.47	0.013	33.8	65.6	99.5	0.73	2.92	5.3
Tran QDT Comp #7	88	0.55	0.80	0.38	0.95	0.78	0.100	39.7	55.3	95.0	0.79	3.86	5.4
Average - Tran QDT	85	5.98	3.22	0.30	0.63	1.06	0.018	32.3	63.1	95.4	0.77	3.66	4.8
Tran QFP
Tran QFP Comp #1	72	2.82	2.39	0.12	0.35	2.02	0.117	36.2	46.6	82.8	0.82	2.26	6.1
Tran QFP Comp #2	75	0.75	0.94	0.37	0.97	1.92	0.001	36.1	63.4	99.5	0.80	6.30	4.3
Tran QFP Comp #3	74	0.92	1.20	0.03	0.20	0.99	0.011	39.8	56.4	96.3	0.65	1.35	4.3
Tran-QFP14	114	0.57	0.61	0.24	0.56	0.63	0.004	32.5	61.0	93.5	0.66	3.68	3.9

2nd Shipment sample # MT00336-1 22nd Shipment sample MT00336-2, 3 & 4 32nd Shipment sample MT00336-5

2nd Shipment sample # MT00334- 1 & 2

2nd Shipment sample MT00334-3

Source: Lycopodium (2017)

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Figure 13-2: Gold Recovery vs Gold Head Grade – Piaba Transition Composites

Source: Lycopodium (2017)

Figure 13-3: Gold Recovery vs CAI Content – Piaba Transition Composites

Source: Lycopodium (2017)

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Figure 13-4: Gold Recovery vs. Arsenic Content – Piaba Transition Composites

Source: Lycopodium (2017)

13.1.16	Piaba Rock Composites

The test results again show that the natural pH of the transition composites was in the acidic range, averaging 4.5. Compared to the saprolite samples, the average lime consumption was higher, averaging 3.6 kg/t. The average cyanide consumption was 0.7 kg/t.

13.1.17	Piaba Rock Diorite Composites

Ten variability composites were tested using the gravity/cyanidation procedure that was used for the saprolite and transition zone samples. The test results are summarized in Table 13-19. At an average primary grind size of P80 103 µm, the overall gold recovery, including the gold reporting to the gravity concentrate, ranges from 68% to 99%, averaging 88.1%. The average gold recovery reporting to the gravity concentrate is 37.5%. A significant variation in the gold recovery reporting to the gravity concentrate was observed from the composite samples. Figure 13-5 to Figure 13-7 show that gold recovery does not show a good correlation with gold, CAI, and arsenic grades in the head samples.

The effect of primary grind size on the gold recovery from the Rock DRT Met 3 composite shows that the composite is not sensitive to the grind size variation from P80 70 µm to 140 µm.

The average sodium cyanide and lime consumptions are 0.5 kg/t and 1.1 kg/t, respectively. The test results show that Composites Met 2 and Met 6 have much higher lime consumptions of 4.0 and 3.2 kg/t, respectively. The higher lime consumptions for the two composites may be due to low natural pH values of 3.9 and 4.7, respectively.

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Table 13-19: Test Result Summary – Piaba Rock Diorite Composites

Composite ID	Grind Size P80, µm	Head Grade						Recovery %			Consumption kg/t		Initial pH
		Au g/t		%
		Assay	Calc’d	Corg	CAI1	As	S(-2)	Gravity	CIL	Gravity + CIL	NaCN	Lime
Rock DRT Met 1	101	2.39	2.72	1.07	0.54	0.001	2.79	44.4	47.0	91.4	0.76	1.46	6.8
Rock DRT Met 2	122	0.77	0.9	0.63	0.56	0.028	1.64	17.9	68.7	86.7	0.58	3.96	3.9
Rock DRT Met 3	141	1.05	1.16	1.07	0.35	0.020	0.53	65.0	25.5	90.5	0.52	0.38	9.0
Rock DRT Met 3	102	1.05	0.49	1.07	0.35	0.020	0.53	44.9	29.7	74.6	0.41	0.44	8.9
Rock DRT Met 3	71	1.05	0.59	1.07	0.35	0.020	0.53	46.3	35.0	81.3	0.41	0.43	8.9
Rock DRT Met 4	95	1.05	1.08	1.21	0.33	0.001	0.57	67.9	29.3	97.2	0.48	0.38	8.9
Rock DRT Met 5	107	0.54	0.92	0.90	0.36	0.001	1.42	17.2	78.4	95.6	0.52	0.42	8.8
Rock DRT Met 6	87	0.26	1.45	0.58	0.57	0.001	1.09	62.3	30.8	93.1	0.53	3.23	4.7
Rock DRT Met 7	95	0.57	0.69	1.22	0.54	0.032	0.95	24.1	56.9	81.0	0.38	0.46	8.7
Rock DRT Met 8	86	0.10	0.43	1.30	0.53	0.002	0.61	44.4	53.3	97.7	0.49	0.38	8.8
Rock DRT Met 9	114	0.26	0.51	1.25	0.85	0.008	0.74	13.2	55.3	68.6	0.56	0.65	8.4
Rock DRT Met 10	110	3.69	2.51	1.70	0.80	0.017	2.21	31.3	67.9	99.2	0.41	0.58	9.0
Average	103	1.07	1.12	1.09	0.51	0.012	1.13	39.9	48.2	88.1	0.50	1.06	7.9

 Source: Lycopodium (2017)

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Figure 13-5: Gold Recovery vs Gold Head Grade – Piaba Rock Composites

Source: Lycopodium (2017)

Figure 13-6: Gold Recovery vs CAI Content – Piaba Rock Composites

Source: Lycopodium (2017)

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Figure 13-7: Gold Recovery vs Arsenic Content – Piaba Rock Composites

Source: Lycopodium (2017)

13.1.18	Piaba Rock QDT Composites

Table 13-20 summarizes the test results of the 26 QDT variability composites from the Piaba rock zone. The calculated head grades vary between 0.45 and 6.74 g/t Au, averaging 1.44 g/t Au. Overall gold recovery obtained from the gravity/CIL cyanidation tests ranges from 57% to 99%, averaging 90%. The average grind size is P80 107 µm.

As shown in Figure 13-5 and Figure 13-6, gold recovery does not have a correlation with the gold and CAI grades of the head samples. This may imply that the carbon occurring in the QDT composites should have little preg- robbing effect. However, as shown in Figure 13-7, high arsenic concentrations, typically above 0.1% Au appear to have a negative impact on overall gold recovery.

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Table 13-20: Test Result Summary – Piaba Rock QDT Composites

Composite ID	Grind Size P80, µm	Head Grade						Recovery %			Consumption kg/t		Initial pH
		Au g/t		%
		Assay	Calc’d	Corg	CAI	As	S2-	Gravity	CIL	Gravity + CIL	NaCN	Lime
Rock QDT - Met 1	104	0.43	0.78	3.15	3.14	0.004	0.94	28.6	67.5	96.2	0.88	1.80	7.0
Rock QDT - Met 2	104	0.87	0.85	1.33	1.00	0.001	1.41	24.9	63.3	88.2	0.54	1.19	7.8
Rock QDT - Met 3	103	1.28	1.48	1.67	0.73	0.400	2.62	10.8	58.7	69.5	0.56	0.91	8.4
Rock QDT - Met 4	117	1.02	1.19	1.32	0.68	00.031	1.38	29.3	62.3	91.6	0.49	0.65	8.7
Rock QDT - Met 5	116	3.02	6.74	1.18	0.66	0.009	1.82	48.2	48.4	96.6	0.52	0.60	8.7
Rock QDT - Met 6	121	0.57	0.93	1.43	0.72	0.001	1.11	26.0	65.4	91.4	0.52	0.65	9.0
Rock QDT - Met 7	107	2.84	3.85	2.58	0.56	0.951	2.43	17.4	51.0	68.4	0.62	0.82	9.0
Rock QDT - Met 81	117	0.85	1.10	4.16	0.52	0.102	1.46	10.6	46.6	57.2	0.56	0.90	8.7
Rock QDT - Met 9	123	1.01	0.77	1.14	0.53	0.009	1.52	34.2	55.3	89.6	0.54	0.73	8.7
Rock QDT - Met 10	103	1.24	1.62	1.17	0.52	0.001	1.28	48.0	47.7	95.7	0.52	0.99	8.2
Rock QDT - Met 11	104	0.73	0.93	1.75	0.45	0.063	1.32	23.2	62.8	86.0	0.53	1.35	7.5
Rock QDT - Met 12	102	1.46	1.47	1.02	0.49	0.016	1.39	24.7	67.2	91.8	0.53	1.32	7.8
Rock QDT - Met 13	107	1.55	1.44	1.23	0.47	0.004	1.20	29.6	63.5	93.0	0.49	0.63	8.6
Rock QDT - Met 14	102	1.81	1.01	1.01	0.44	0.001	1.23	30.2	64.8	95.0	0.60	0.70	8.3
Rock QDT - Met 15	102	0.79	0.86	1.55	0.33	0.064	0.68	25.1	65.6	90.7	0.47	0.58	8.7
Rock QDT - Met 16	108	1.06	1.40	1.01	0.37	0.036	1.47	34.5	52.0	86.5	0.52	0.85	8.3
Rock QDT	106	0.63	1.00	1.55	0.35	0.009	0.63	46.2	49.8	96.0	0.48	0.63	8.5

Source: Lycopodium (2017)

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Composite ID	Grind Size P80, µm	Head Grade						Recovery %			Consumption kg/t		Initial pH
		Au g/t		%
		Assay	Calc’d	Corg	CAI	As	S2-	Gravity	CIL	Gravity + CIL	NaCN	Lime
Met 17
Rock QDT - Met 18	104	2.23	0.45	0.85	0.33	0.001	0.80	43.4	55.5	98.9	0.46	0.57	8.4
Rock QDT - Met 19	110	1.39	1.52	1.46	0.38	0.003	3.03	30.5	65.6	96.1	0.48	0.87	8.5
Rock QDT - Met 20	103	0.81	0.98	1.55	0.26	0.037	0.57	20.5	69.3	89.8	0.46	0.80	9.0
Rock QDT - Met 21	103	1.70	1.32	1.72	0.25	0.012	1.45	24.7	68.4	93.2	0.54	0.89	8.7
Rock QDT - Met 22	105	1.34	1.45	1.46	0.24	0.002	1.15	60.1	37.8	97.9	0.49	1.07	8.8
Rock QDT - Met 23	101	0.58	0.79	2.24	0.24	0.001	0.77	52.9	43.3	96.2	0.58	1.03	8.7
Rock QDT - Met 24	102	1.78	1.94	1.26	0.28	0.001	1.62	35.8	59.6	95.4	0.52	0.78	8.8
Rock QDT - Met 25	107	0.52	0.47	1.00	0.25	0.000	0.62	38.9	56.9	95.8	0.41	0.64	9.0
Rock QDT - Met 26	102	0.57	1.08	0.89	0.18	0.010	0.65	63.2	36.4	99.5	0.43	0.67	8.8
Average	107	1.23	1.44	1.56	0.55	0.068	1.33	33.1	57.1	90.2	0.53	0.87	8.5

Residue was submitted to AMTEL for gold deportation analysis

Source: Lycopodium (2017)

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The leach residue (Composite Rock QDT Met 8; Test # CIL58) with a high gold content of 0.47 g/t Au was submitted to AMTEL for gold deportation analysis to determine the major causes for the gold loss. The findings presented in Figure 13-8 show that most of the gold in the residue occurs as sub-microscopic gold and as gold grains inclusions primarily associated with arsenopyrite and pyrite. The former (63% of the residual gold present) is refractory to direct cyanidation regardless of grind size while the latter (31%) may be leachable after ultra-fine regrinding. The remaining 6% is present as exposed gold grains which should be leachable by direct cyanidation.

In addition, the gold deportation analysis found that arsenopyrite has a markedly higher sub-microscopic gold concentration than pyrite. This helps explain the results of gold recovery versus feed arsenic content as shown in Figure 13-7.

Figure 13-8: Deportment of Gold in Terms of Response to Cyanidation (Source: Lycopodium (2017))

Source: Lycopodium 2017

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13.1.19	Piaba Rock Quartz Feldspar Porphyry Composites (QFP)

The gravity/CIL cyanidation test procedure was used to evaluate the metallurgical responses of 23 QFP composites. The test results are summarized and presented in Table 13-21. On average, approximately 90% of the gold was extracted, including 34.5% of the gold reporting to the gravity concentrate. Although most of the composites responded well to the gravity concentration followed by CIL cyanidation procedure, Composites ROCK QFP Met 8 and Met 22 with approximately 0.17% As produced a much lower overall gold recovery.

The gold recoveries vs. gold head grade and CAI and arsenic contents are plotted in Figure 13-5 to Figure 13-7. As shown in Figure 13-5 and Figure 13-6, gold recovery does not have a good correlation with the gold and CAI grades of the head samples. The data appears to show that the arsenic concentration has a negative impact on gold recovery, especially when the head arsenic content is above 0.1% As. The same observations are seen for the Piaba Rock QDP composites.

The average sodium cyanide and lime consumption of the QFP composites are 0.5 kg/t and 0.7 kg/t, respectively.

As shown in Figure 13-8, the gold deportation analysis performed on the CIL 28 leach residue (Composite Rock QFP Met 1) reveals that over 50% of the gold lost into the residue occurs as gold grain inclusions in sulphides and other minerals and over 20% of the gold as sub-microscopic gold in sulphides. The former may be leachable after a fine regrinding, but the sub-microscopic gold is expected to be refractory to direct cyanidation regardless of grind size. It should be noted that over 20% of the gold in this residue is exposed and may be directly leachable. AMTEL indicates that although the sample contains a significant amount of organic carbon, the carbonaceous materials do not appear to be preg-robbing.

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Table 13-21: Test Result Summary - Piaba Rock QFP Composites

Composite ID	Grind Size P80, µm	Head Grade						Recovery %			Consumption kg/t		Initial pH
		Au g/t		%
		Assay	Calc’d	Corg	CAI1	As	S2-	Gravity	CIL	Gravity + CIL	NaCN	Lime
Rock QFP Met 12	102	5.09	5.47	2.46	1.19	0.004	2.56	30.3	58.5	88.8	0.50	0.75	8.1
Rock QFP Met 2	106	3.33	2.51	1.48	1.02	0.002	1.28	29.7	63.5	93.2	0.41	0.65	8.6
Rock QFP Met 3	100	1.58	3.02	1.52	0.83	0.001	2.72	46.4	49.5	95.9	0.54	0.58	8.5
Rock QFP Met 4	110	1.20	0.91	1.40	0.87	0.004	1.41	24.7	60.5	85.2	0.41	0.54	8.4
Rock QFP Met 5	105	0.57	1.09	1.16	0.75	0.002	1.27	49.1	41.8	90.8	0.43	0.68	8.4
Rock QFP Met 6	104	1.14	0.95	1.56	0.68	0.009	1.29	27.8	61.2	89.0	0.37	0.58	8.8
Rock QFP Met 7	101	2.85	3.42	1.70	0.73	0.082	1.63	38.6	48.1	86.7	0.41	0.56	8.6
Rock QFP Met 8	108	1.38	1.83	1.49	0.67	0.167	1.4	13.1	26.3	39.4	0.39	0.51	8.6
Rock QFP Met 9	104	2.29	1.39	1.43	0.72	0.000	2.48	35.0	58.5	93.5	0.45	0.58	8.4
Rock QFP Met 10	108	0.53	0.66	1.46	0.63	0.003	0.95	28.3	62.6	91.0	0.43	0.57	8.8
Rock QFP Met 11	104	0.45	1.03	0.68	0.56	0.001	1.24	18.5	79.6	98.1	0.47	1.42	7.3
Rock QFP Met 12	111	0.60	1.09	1.24	0.60	0.009	1.21	9.8	86.5	96.3	0.43	0.65	9.1
Rock QFP Met 13	106	1.98	1.09	1.34	0.51	0.013	2.54	34.1	58.9	93.1	0.53	0.52	8.6
Rock QFP Met 14	105	1.77	2.06	1.56	0.54	0.008	0.96	66.1	32.9	99.0	0.49	0.71	8.9
Rock QFP Met 15	106	2.16	2.26	1.19	0.48	0.002	1.3	78.7	16.7	95.4	0.49	0.54	9.1
Rock QFP Met 16	104	0.33	0.80	1.18	0.44	0.003	0.74	16.9	81.8	98.7	0.51	0.45	8.7
Rock QFP Met 17	101	1.90	1.04	0.61	0.32	0.004	0.97	35.0	54.4	89.4	0.53	1.11	7.6
Rock QFP Met 18	106	0.44	1.05	1.78	0.40	0.003	1.23	48.3	46.9	95.2	0.55	0.68	8.8
Rock QFP Met 19	108	0.30	0.30	1.01	0.39	0.001	0.79	28.6	61.5	90.1	0.45	0.49	9.0
Rock QFP Met 20	104	0.54	0.98	1.10	0.37	0.016	1.48	41.2	50.6	91.9	0.45	0.74	8.7
Rock QFP Met 21	104	2.57	1.26	0.87	0.26	0.000	2.31	33.2	61.2	94.4	0.49	0.56	8.8
Rock QFP Met 22	104	0.66	0.97	0.72	0.28	0.106	1.89	22.6	51.6	74.2	0.56	0.93	8.5
Rock QFP Met 23	104	0.45	0.54	1.17	0.28	0.001	1.64	37.9	56.5	94.4	0.53	0.71	8.7
Average	105	1.48	1.55	1.31	0.59	0.019	1.53	34.5	55.2	89.7	0.47	0.67	8.6

Residue was submitted to AMTEL for gold deportation analysis

Source: Lycopodium (2017)

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13.1.20	Piaba Master Composites

In 2014, Inspectorate conducted confirmation tests on two master composites rock composite and oxide master composite. The sample construction information and head assay data are shown in Table 13-12 and Table 13-13.

13.1.21	Piaba Rock Master Composites

The 2014 test program further investigated the effect of primary grind size and leaching retention time on gold recovery using the master composite samples. The testwork also compared the direct cyanide leach procedure with the CIL procedure. The test results are summarized in Table 13-22 and Table 13-23.

As shown in Table 13-22, it appears that the primary grind size, ranging from P80 76 to 153 µm, does not affect overall gold recovery using a combined gravity and CIL cyanidation procedure at a leaching retention time of 72 hours. The overall gold recovery is approximately 92 to 93%. The test results also show that the average gold recovery produced by the gravity concentration followed by direct cyanidation test procedure is approximately 2% lower than the gravity/CIL cyanidation test procedure. The results imply that carbonaceous materials occurring in the sample could have a slightly negative impact on gold extraction.

Table 13-22: Effect of Grind Size on Gold Recovery - Rock Master Composite

Test ID1	Grind Size P80, µm	Calculated Head Grade g/t Au	Recovery %			Consumption kg/t
			Gravity	CIL	Gravity + CIL	NaCN	Lime
GC1	153	1.96	55.0	36.6	91.6	0.73	0.74
GCIL1	153	2.03	53.5	39.6	93.1	1.02	0.72
GC2	105	1.42	41.1	46.9	88.0	0.78	0.70
GCIL2	105	1.57	37.4	55.0	92.4	1.02	0.74
GC3	76	1.30	41.8	49.8	91.6	0.75	0.77
GCIL3	76	1.28	42.7	49.5	92.2	1.00	0.76
GC: gravity concentration + direct cyanidation; GCIL: gravity concentration + CIL cyanidation
Source: Lycopodium (2017)

The test program also investigated the effect of leaching retention time on the gold recovery at different grind sizes, ranging from P80 75 µm to 155 µm. The tested leaching retention time ranges from 30 hours to 72 hours. The test results in Table 13-23 appears to show that a leaching retention time of 30 hours is sufficient for extracting the gold from the gravity concentration tailings excluding at the coarse grind size of P80 approximately 150 µm. The test results show that at the coarse grind size an increased leaching retention time would improve overall gold recovery.

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Table 13-23: Effect of Leaching Retention Time on Gold Recovery - Rock Master Composite

Test ID	Grind Size P80, µm	Leaching Retention Time h	Calculated Head Grade g/t Au	Recovery %			Consumption kg/t
				Gravity	CIL	Gravity + CIL	NaCN	Lime
GCIL4	150	30	1.23	31.7	55.2	86.9	0.50	0.56
GCIL5	150	36	1.19	32.7	55.6	88.3	0.61	0.60
GCIL6	150	48	1.19	32.8	58.0	90.8	0.69	0.68
GCIL1	153	72	2.03	53.5	39.6	93.1	1.02	0.72
GCIL7	120	30	2.11	58.0	36.3	94.3	0.51	0.53
GCIL8	120	36	2.12	57.8	36.1	93.9	0.60	0.59
GCIL9	120	48	2.22	55.4	39.2	94.6	0.71	0.65
BGCIL11	105	30	1.77	54.4	39.1	93.5	0.45	0.80
GCIL2	105	48	1.57	37.4	55.0	92.4	1.02	0.74
GCIL18	75	30	1.49	53.9	39.4	93.3	0.41	0.70
GCIL19	75	36	1.46	55.0	37.8	92.8	0.40	0.80
GCIL20	75	48	1.52	53.1	40.7	93.8	0.58	0.88
GCIL3	76	72	1.28	42.7	49.5	92.2	1.00	0.76
BGCIL1: Large scale test with a feed weight of 6 kg
Source: Lycopodium (2017)

In 2015, Inspectorate conducted further tests using the gravity concentration followed by CIL cyanidation test procedure to generate leach residue samples for residue characteristic tests. The tests were conducted on a rock zone QDT composite generated from the drill core interval samples used for the 2013 test program. The grind size is P80 105 µm. The leaching retention time used for the tests was 48 hours. Test results are shown in Table 13-24. Approximately 92.4% of the gold was recovered from the composite sample.

Table 13-24: Test Results – 2015 Rock QDT Composite

Test ID	Measured Head g/t Au	Calculated Head g/t Au	Recovery %			Consumption kg/t
			Gravity	CIL	Gravity + CIL	NaCN	Lime
GCIL-1	0.97	1.01	19.4	71.7	91.1	0.57	0.90
GCIL-2	0.97	1.47	39.3	54.6	93.9	0.55	0.90
GCIL-3	0.97	1.27	31.1	61.0	92.1	0.57	0.90
Average	0.97	1.25	30.0	62.4	92.4	0.56	0.90
Source: Lycopodium (2017)

13.1.22	Piaba Oxide Master Composites

Similar to the rock composites, the 2014 test program investigated the effect of primary grind size and leaching retention time on gold recovery from the oxide master composite samples. The head assay and sample construction are detailed in Table 13-12. The test results are summarized in Table 13-25 and Table 13-26.

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It appears that the tested primary grind size, ranging from P80 81 to 134 µm, does not significantly affect overall gold recovery using a combined gravity and CIL cyanidation test-procedure at a leaching retention time of 48 hours. The overall gold recovery is approximately 92 to 95%, which is higher than the recovery produced from the rock master composite.

Table 13-25: Effect of Grind Size on Gold Recovery – Oxide Master Composite

Test ID	Grind Size P80, µm	Calculated Head Grade g/t Au	Recovery % Au			Consumption kg/t
			Gravity	CIL	Gravity + CIL	NaCN	Lime
GCIL21	134	1.18	21.5	70.9	92.4	0.65	2.3
GCIL22	107	1.35	38.4	56.4	94.8	0.67	2.2
GCIL23	81	1.09	19.7	74.8	94.5	0.71	2.1
Source: Lycopodium (2017)

The leaching retention time tests were conducted at a grind size of P80 105 µm. The results show that the oxide master composite responds well to the gravity/CIL cyanidation test procedure. Over 91% of the gold was recovered using the test procedure with a leaching retention time of 12 hours. An increase in leaching retention time improved overall gold recovery but not significantly when the leaching retention time was beyond 18 hours.

Table 13-26: Effect of Leaching Retention Time on Gold Recovery - Oxide Master Composite

Test ID	Leaching Retention Time h	Calculated Head Grade g/t Au	Recovery % Au			Consumption kg/t
			Gravity	CIL	Gravity + CIL	NaCN	Lime
GCIL24	12	1.12	24.0	67.5	91.5	0.31	2.2
GCIL25	18	1.09	24.4	69.2	93.6	0.37	2.3
GCIL26	24	1.12	23.9	69.8	93.7	0.48	2.3
GCIL27	30	1.16	23.1	71.7	94.8	0.54	2.4
GCIL22	48	1.35	38.4	56.4	94.8	0.67	2.2
Source: Lycopodium (2017)

13.1.23	Satellite Deposits

As shown in Table 13-28 to Table 13-29, the samples from Boa Esperança also respond well to the gravity concentration followed by CIL cyanidation test procedure. The results generated from the samples are very similar. The overall gold recovery is higher than 90%, averaging 93.4%. The gold recovery is not sensitive to the head gold grade. In general, the samples tested are low in arsenic content. Some of the samples contain high CAI carbon.

13.1.24	Laterite Materials

As shown in Table 13-28, the laterite samples respond well to the gravity concentration followed by CIL cyanidation test procedure. The results generated from the samples are very similar, excluding some of the samples showing a higher gold recovery to the gravity concentrate. The overall gold recovery is higher than 90%, averaging 93.1%. The gold recovery is not sensitive to the head gold grade. Lime consumptions vary from 3.6 kg/t to 12.1 kg/t, averaging 7.4 kg/t. The average lime consumption is much higher than the other sample.

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Table 13-27: Test Result Summary – Boa Esperança Deposit Composites

Composite ID	Grind Size P80, µm	Head Grade						Recovery % Au			Consumption, kg/t		Initial pH
		Au g/t		%
		Assay	Calc’d	C(t)	CAI1	As	S2-	Gravity	CIL	Gravity + CIL	NaCN	Lime
Sap Met #1	149	0.74	0.56	0.15	0.14	0.03	0.03	19.8	73.1	92.9	0.37	1.5	8.9
Tran Met #1	77	1.57	0.43	1.58	0.58	0.01	0.64	65.4	32.2	97.6	0.49	1.0	6.8
Rock Met #1	102	1.09	0.96	3.13	0.42	<0.01	0.84	16.1	74.5	90.6	0.52	1.0	8.6
Source: Lycopodium (2017)

Table 13-28: Test Result Summary - Laterite Composites

Composite ID	Description	Grind Size P80, µm	Head Au g/t		Recovery % Au			Consumption kg/t		Initial pH
			Assay	Calc’d	Gravity	CIL	Gravity + CIL	NaCN	Lime
LAT Met 1	Laterite	47	2.59	2.95	9.2	86.9	96.1	0.49	5.1	4.9
LAT Met 2	Laterite	46	0.65	0.81	5.4	88.4	93.9	0.49	5.4	5.4
LAT Met 3	Laterite	47	0.37	0.40	6.4	85.5	92.0	0.48	5.1	5.3
LAT Met 4	Laterite	51	1.22	1.84	27.3	67.6	94.8	0.41	3.5	6.3
LAT Met 5	Laterite	59	0.31	0.34	4.2	86.9	91.1	0.39	3.6	6.1
SW LAT Met 1	Laterite, SW	60	2.29	2.95	16.6	79.1	95.7	0.48	4.4	5.7
SW LAT Met 2	Laterite, SW	72	0.67	0.76	6.2	84.6	90.8	0.59	5.1	5.8
SW LAT Met 3	Laterite, SW	75	0.36	1.37	71.7	26.1	97.8	0.44	5.1	6.1
Average		57	1.06	1.43	18.4	75.6	94.0	0.47	4.7	5.7
PIRO. LAT Met 1	Laterite, Pirocaua	143	0.73	0.70	3.6	89.2	92.8	0.41	8.1	5.4
PIRO. LAT Met 2	Laterite, Pirocaua	140	2.61	2.84	2.9	90.7	93.7	0.46	11.8	6.3
PIRO. LAT Met 3	Laterite, Pirocaua	121	0.33	0.37	1.9	90.0	92.0	0.42	8.5	5.6
PIRO. LAT Met 4	Laterite, Pirocaua	138	0.33	0.30	1.9	88.2	90.1	0.45	12.1	5.9
Average		135	1.00	1.05	2.6	89.5	92.1	0.43	10.1	5.8
Overall average			1.03	1.24	10.5	82.6	93.1	0.50	7.4	5.8
Source: Lycopodium (2017)

13.1.25	Metallurgical Performance – Gravity Concentration + Flotation + Cyanidation Flow Sheet

Using the rock master composite, the 2014 testwork investigated a separate flow sheet, consisting of:

•	gravity concentration
•	flotation on gravity concentration tailings
•	cyanidation on the flotation concentrate
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Reagents used for the flotation included potassium amyl xanthate (PAX) and dialkyl dithiophosphate (Aerofloat 208) as collectors, copper sulphate as a sulphide minerals activator and methyl isobutyl carbinol (MIBC) as a frother. The test results show that the gold recovery to the gravity and flotation concentrates is approximately 96%. The gold recovery improved with an increase in grind size fineness. The addition of copper sulphate can improve gold recovery. The results indicate that the gold and related gold bearing minerals respond well to the gravity and flotation combined procedure. Typical test results are summarized in Table 13-29.

Table 13-29: Gravity and Flotation Concentration Test Results

Test ID	Calculated Head g/t Au		Recovery1
			Mass %		Gravity % Au		Flotation % Au		Overall % Au
14.0 GF5 (2 kg Charge)	15.0	2.17	16.0	9.1	17.0	58.9	18.0	36.9	19.0	95.8
BGF1 (20 kg Charge)	1.44		11.3		50.4		45.9		96.3
BGF2 (20 kg Charge)	1.10		13.9		25.3		66.9		92.1
At a grind size of P80 105 µm.
Source: Lycopodium (2017)

The concentrates generated from the flotation tests were subjected to CIL cyanidation. The leaching tests were carried out at a solid density of 25 to 30% w/w with a cyanide concentration of 2 g/L sodium cyanide for 72 hours. Four regrind sizes, including the “as produced”, were tested. The test results are summarized in Table 13-30.

Table 13-30: Cyanide Leach Test Results - Flotation Concentrates

Test ID	Regrind Size P80, µm	Head Grade g/t Au		Extraction % Au	NaCN Consumption		Lime Consumption
		Measured	Calculated		kg/t conc	kg/t ore)	kg/t conc	kg/t ore
CIL11	36	5.88	5.99	88.2	8.5	1.0	0.9	0.10
CIL2	20	5.88	6.50	90.6	9.7	1.1	1.1	0.12
CIL3	12	5.88	4.82	90.9	16.5	1.9	0.6	0.07
CIL4	6	5.88	5.58	94.4	20.3	2.3	1.2	0.13
As produced, without regrinding.
Source: Lycopodium (2017)

The results show that 88% of the gold was extracted from the “as produced” concentrate without regrinding. The gold extraction improves with regrinding prior to cyanidation. The gold extraction improves to 94.4% after the flotation concentrate is reground to P80 6 µm.

The overall gold recovery by using the flow sheet, consisting of gravity and flotation concentration followed by cyanidation on reground concentrate (at a regrind size of P80 12 to 2020 µm), is estimated to be approximately 91%, which is similar to the recovery using the gravity followed by CIL flowsheet. To see potential improvement in gold recovery, the regrind size will need to be closer to P80 6 µm.

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13.1.26	Heap Leach Amenability

Two low grade materials, representing Pirocaua’s laterite mineralization and Piaba’s SAP-DRT mineralization, were tested by column leach procedure to evaluate the metallurgical response of the samples to heap leach. The testing was conducted on “as received” for the laterite sample and on three-quarter inch crushed materials for the SAP-DRT sample.

The column leach test for the laterite sample is shown in Figure 13-9. After a 31-day leaching process with irrigating with a 0.5 g/L sodium cyanide solution, 88.7% of the gold is extracted from the low-grade laterite sample containing 0.35 g/t Au. The cyanide consumption is 0.67 kg/t. The leach kinetics is rapid in the first six days.

Figure 13-9: Column Leach Test Results – Pirocaua’s Laterite Sample

As reported by Inspectorate, the SAP-DRT sample is also amendable to heap leaching.

Source: Lycopodium (2017)

13.1.27	Grindability

The grindability testwork was performed at Inspectorate using SAGDesign test procedure and the standard BWi test procedure. Composite samples of split drill core pieces from the Piaba and Boa Esperança deposits, including 21 samples from the Piaba deposit, were selected for the tests. The grindability testwork results are summarized in Table 13-31

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For the samples from the Piaba deposit, the average SAG mill specific pinion energy (WSAG, to grind the samples from P80 152 mm to P80 1.7mm) is 9.6 kWh/t, which compares to the SAGDesign database at approximately 55th percentile. The transition zone samples are much less resistant to SAG mill grinding compared to the rock zone samples. The data also indicate that there is a substantial variation in the hardness to the SAG mill grinding. Some of the samples are very hard to SAG mill grinding, within 20% of the hardest materials tested by the SAGDesign procedure.

The average SAG discharge BWi (Sd-BMWi) for the Piaba samples, which was conducted at a 106 µm closing screen size, is 12.5 kWh/t. Compared to the SAGDesign database, the average Sd-BMWi is approximately at the 25th percentile. Similarly, the transition zone samples are much softer to ball mill grinding, compared to the rock zone samples. In general, the SAGDesign BWi is consistent, ranging from 12.8 to 16.2 kWh/t, excluding two samples with an average Sd-BMWi of approximately 10 kWh/t. The standard BWi test results show that the BWi are 13.6 and 10.7 kWh/t for the rock master composite and the oxide master composite, respectively, constructed from the Piaba samples.

The testwork results also show that the samples from the other deposits identified above are softer than the Piaba samples.

The AI tests show that the mineralization from the rock zone of the Piaba deposit may be abrasive.

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Table 13-31: Grindability Test Results

Sample ID	Specific Gravity	Calc’d WSAG1 to 1.7 mm kWh/t	Sd-BMWi1 kWh/t	Bond BMWi kWh/t	Bond Ai
Piaba Deposit
Tran QDT Comp	2.36	3.5	7.2	-	-
Tran QFP Comp	2.32	2.0	7.8	-	-
Tran QSP (MT00334)	2.66	2.7	9.1	-	-
Tran QSP (MT00336)	2.69	2.9	6.6	-	-
Rock DRT SAG #1	2.41	4.0	9.5	-	0.1552
Rock DRT SAG #2	2.49	14.6	16.2	-	-
Rock DRT SAG #3	2.66	14.4	15.3	-	0.4853
Rock QFP SAG #1	2.52	8.0	12.8	-	-
Rock QFP SAG #2	2.59	11.8	10.6	-	0.5148
Rock QFP SAG #3	2.49	11.6	13.8	-	0.3748
Rock QFP SAG #4	2.63	9.3	14.4	-	0.4668
Rock QFP SAG #5	2.63	13.0	13.9	-	0.4883
Rock QFP SAG #6	2.59	13.3	14.0	-	-
Rock QDT SAG #1	2.63	10.9	15.2	-	0.5511
Rock QDT SAG #2	2.58	11.9	14.3	-	0.4662
Rock QDT SAG #3	2.59	10.5	13.1	-	-
Rock QDT SAG #4	2.60	12.5	14.5	-	0.6121
Rock QDT SAG #5	2.53	10.1	15.1	-	0.6239
Rock QDT SAG #6	2.66	15.9	13.8	-	-
Rock Master Composite	-	-	-	13.6	-
Oxide Master Composite	-	-	-	10.7	-
Other Deposits
Ferradura Rock QDT Comp	2.56	3.3	6.4	-	-
Conceição Rock QDT Comp	2.68	13.5	10.9	-	-
Ferradura Rock QDT Comp	2.56	3.3	6.4	-	-
MT-00356 Comp 2	-	-	-	5.65	0.0694
MT-00357/00360 Comp 1	-	-	-	6.36	0.0316
MT-00355 Comp 2	-	-	-	9.92	0.0263
MT-00355/358/361 Comp 1	2.69	8.0	9.9	-	0.1494

Source: Lycopodium (2017)

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Figure 13-10: WSAG Cumulative Frequency Curve

Source: Lycopodium (2017)

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Figure 13-11: Sd-BMWi Cumulative Frequency Curve

Source: Lycopodium (2017)

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Additional drill core intervals were submitted to ALS for supplementary Comminution testwork. A total of 13 samples were submitted for SMC testing and Bond ball grindability testing. Of the received materials, a composite was generated and submitted for the full JK Drop Weight Test (DWT) and another for Bond abrasion testing. One rock sample was submitted for Bond low-energy impact test. Table 13-32 summarizes the ALS Chemex comminution testwork results with the revised ore type designations.

The SMC tests were conducted with the -31.5 +26.5 mm size fraction. All Bond ball mill grindability tests were conducted with a closing screen of 106 µm.

Table 13-32: Summary of ALS Comminution Testwork

Sample ID	Ore Type	SMC Test Results			Bond Grindability Tests
		Relative Density	A x B	ta	BWi (kWh/t)	Ai (g)	CWi (kWh/t)
MT-00371	Transition	2.62	67.0	0.66	9.9	0.114	11.2
MT-00362*	Fresh Rock	-	38.4	0.52	-		-
MT-00362	Fresh Rock	2.89	39.1	0.35	9.5
MT-00363	Fresh Rock	2.85	30.4	0.28	13.0
MT-00364	Fresh Rock	2.77	31.2	0.29	14.9
MT-00365	Fresh Rock	2.74	29.3	0.27	13.3
MT-00366	Fresh Rock	2.78	24.3	0.23	16.1
MT-00367	Fresh Rock	2.72	27.2	0.26	15.1
MT-00368	Fresh Rock	2.74	28.7	0.27	13.6
MT-00369	Fresh Rock	2.70	29.5	0.28	14.9
MT-00370	Fresh Rock	2.79	25.0	0.24	14.3
MT-00372	Fresh Rock	2.86	26.9	0.24	11.9
MT-00373	Fresh Rock	2.88	21.9	0.20	10.3
MT-00374	Fresh Rock	2.85	23.1	0.21	13.2
* Composite submitted for full JK Drop Wight Test (DWT)
Source: Lycopodium (2017)

According to the test results, Orway Mineral Consultants (OMC) recommended a single line SABC circuit for the Project to achieve the average throughput of 8,000 t/d to a product size of P80 100 µm. The specifications for the recommended equipment are outlined as follows:

•	SAG mill: 28 ft (8.53 m) ØID x 14.5 ft (4.42 m) effective grinding length (EGL) SAG mill having an aspect ratio (D/L) of 1.92 and a variable frequency drive with an installed power of 6,000 kW
•	Ball mill: 18 ft (5.49 m) ØID x 27 ft (8.23 m) EGL Ball mill having an aspect ratio (L/D) of 1.50 and equipped with fixed speed drive with an installed power of 4,200 kW
•	Pebble crusher: one 220 kW cone crusher with a fine mantle

In 2013 Koeppern Machinery Australia Pty Ltd (Koeppern) conducted a preliminary high-pressure grinding roll (HPGR) test on a composite sample generated from the 2013 test program. The particle size of the sample is P80 26 mm while the moisture of the sample is low, at 2.2%.

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The test was conducted at a specific pressing force (F) of 3 (N/mm2) using a single pass procedure. The average net specific energy consumption was determined to be 1.88 kWh/t. For the applied specific pressing force, the energy expenditure is slightly higher than Koeppern’s expectation. The specific throughput constant was estimated to be 236 ts/hm3. Average flake density and thickness was 2.36 t/m3 and 25.1 mm, respectively. Based on this test data flake de-agglomeration prior to screening of HPGR product may be necessary in industrial application. Koeppern recommends further testwork to investigate the performance of the HPGR comminution.

13.1.28	Cyanide Detoxification

Two cyanide detoxification tests were conducted on the leach residues that were generated from the rock master composite in the 2014 program and from the rock zone QDT composite in the 2015 program.

The SO2 / air cyanide detoxification was simulated in a continuous mode on the leach residues. The test results are summarized in Table 13-33.

Table 13-33: Cyanide Detoxification Test Results

Sample ID	Reagent Consumption (g/g CNT)			Analysis (mg/L)
	SO2	CuSO4	Lime	CN T	CN Free	CN WAD	CNO	SCN	2-SO4
2014 Testwork
Solution (Before Detox)	-	-	-	190	185	185	46	15	118
Solution (After Detox)	6.5	0.94	8.4	0.12	<0.05	<0.05	26	14	5,139
2015 Testwork
Solution (Before Detox)	-	-	-	157	147	152	143	15	148
Solution (After Detox)	6.0	0.71	3.8	0.26	<0.05	<0.05	392	16	2,150
CNT – total cyanide; CNWAD – weak acid dissociable cyanide
Source: Lycopodium (2017)

The results show that after the SO2 / air treatment, the total free cyanide in the treated residues can be reduced to approximately 1 mg/L or lower and the weak acid dissociable cyanide to lower than 0.05 mg/L.

13.1.29	Settling Tests

Three types of flocculants, Magnafloc (MF) 10, 155 and 361, were tested in 2013 and the test results are shown in Table 13-34. It was found that at a dosage of 40 g/t, flocculant MF-10 together with a coagulant (namely PAC) produced a relatively better settlement. A 24-hour raked underflow solid density was 71.3% w/w. The unit thickening rate was estimated to be 0.06 m2/t/d of dry solids at a thickener underflow solid density of 60% w/w. A poor supernatant clarity was observed.

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Table 13-34: Settling Test Results

Sample ID	Flocculant Dosage	Initial Solid Density, % w/w	24-h Max. U/F Solid Density % w/w	Unit Settling Rate @ 60% w/w, m2/t/d	Initial Settling Rate m/h
Residue – BGCIL1	MF-10, 40 g/t	20	71.3	0.06	13.6
Source: Lycopodium (2017)

In 2012, Outotec conducted settling tests on the samples from the Aurizona Mine. Dynamic tests produced a unit settling rate of 0.5 t/(m2/h).

13.1.30	Other Tests

The 2013 test program also conducted acid-base-accounting (ABA) tests on seven Piaba head samples using the standard Sobek Method to evaluate the Piaba sample’s potential for acid drainage.

The ABA test results presented in Table 13-35 show that the Piaba saprolite and transition samples may be potentially acid producers due to low positive or negative net neutralization potentials (NNP).

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Table 13-35: ABA Test Results

Sample ID	Total Sulphur % S	Sulfate Sulphur % S(SO4)	Fizz Rating	Paste pH	Acid Potential	Neutralization Potential NP
						Actual	Ratio	Net
Sap DRT Comp 1	0.11	0.05	None	6.4	1.9	2.9	1.6	1.1
Sap DRT Comp 1 (Dup)	0.11	0.05	None	6.4	1.9	2.7	1.5	0.8
Sap QDT Comp 3	0.32	0.03	None	5.2	9.1	2.7	0.3	-6.4
Tran QFP Comp 2	2.28	0.18	None	4.6	65.6	5.1	0.1	-60.5
Tran QDT Comp 6	0.50	0.06	None	5.1	13.8	2.1	0.2	-11.7
Rock DRT Met 4	0.50	0.03	Slight	8.9	14.7	134.5	9.2	119.8
Rock QFP Met 13	2.44	0.04	Slight	8.4	75.0	114.0	1.5	39.0
Rock QDT Met 16	1.45	0.05	Slight	8.4	43.8	62.1	1.4	18.4

Analytical procedures from "Field and Laboratory Methods Applicable to Overburden and Minesoils". EPA 600/2-78-054, 1978. pp. 45-55

Actual NP = neutralization potential as determined by Sobek acid consumption test.

Acid potential = (% total sulphur-% sulphate sulphur) X 31.25

NP ratio = actual NP / acid potential

Net NP = actual NP - acid potential

The acid potential and the neutralizing potentials are expressed in kg CaCO3 equivalent per tonne of sample.

Samples with negative net NP are potential acid producers

Source: Lycopodium (2017)

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13.2	Metallurgical Testing in 2016

Following the 2012 metallurgical test program, which included testing of 105 variability composite samples and fresh rock and oxide master composites, BV Minerals Metallurgical Division was retained by Trek to conduct additional confirmatory testing of one master composite and 26 variability samples including four composite samples representing the initial four years of mill feeds according to the 2015 mine plan and 22 samples representing different lithological rock types and spatial locations within the Piaba gold deposit.

The primary objective of this additional test program was to verify the amenability of the samples to the proposed gravity / CIL process route.

The scope of the test program consisted of sample preparation, head assays and gravity pre-concentration followed by cyanidation of gravity tailings. In addition, flotation of gravity tailings and leach tailings resulting from a high arsenic content sample was also investigated in a scoping level.

13.2.1	Samples

A shipment of 177 split core samples with a total weight of 1,015kg was received directly from the Project at BV Minerals Metallurgical Division on December 15, 2015. A second shipment of 26 ¾ inch comminution test reject samples with a total weight of 718 kg was received on February 9th, 2016 from ALS Metallurgy in Kamloops.

According to sample identification, the 177 split core samples from the first shipment were grouped into 20 composite samples, including one Master composite and 19 variability composite samples, while the comminution test rejects received from ALS were constructed into 13 composite samples. The composite sample list is presented in Table 13-36.

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Table 13-36: Composite Sample and Head Assays

Shipment	Sample No.	Composite No.	Composite Weight kg	Au g/mt	S(tot) %	S(SO4) %	C(tot) %	C(org) %	C(gra) %	As ppm	Hg ppm
1st Shipment (split Core)	MT 00375	Master Comp.	124.0	0.90	1.18	0.38	0.71	0.23	0.24	125	<0.01
	MT 00376	Year 1 Comp.	45.0	0.84	1.65	0.62	0.52	0.28	0.22	48	<0.01
	MT 00377	Year 2 Comp.	50.0	1.16	1.27	0.63	0.24	0.14	0.09	170	<0.01
	MT 00378	Year 3 Comp.	42.0	0.94	1.50	0.26	1.08	0.22	0.50	190	<0.01
	MT 00379	Year 5 Comp.	67.0	1.31	1.69	0.49	0.98	0.38	0.20	48	0.01
	MT 00380	RK – Zone and Litho Sample DRT Comp.	36.0	1.69	1.85	0.08	1.83	0.40	0.10	52	<0.01
	MT 00381	SAP – Zone and Litho Sample DRT Comp.	42.0	1.23	0.08	0.04	0.09	0.05	0.04	94	<0.01
	MT 00382	TRAN – Zone and Litho Sample DRT Comp.	38.7	1.56	1.26	0.41	1.08	0.48	0.25	2080	<0.01
	MT 00383	RK – Zone and Litho Sample QDT Comp.	64.0	2.67	1.30	0.04	2.05	0.37	0.23	422	<0.01
	MT 00384	SAP – Zone and Litho Sample QDT Comp.	45.0	1.08	0.38	0.14	0.28	0.11	0.18	236	0.04
	MT 00385	TRAN – Zone and Litho Sample QDT Comp.	53.0	1.26	1.30	0.94	0.59	0.40	0.20	42	<0.01
	MT 00386	Shallow Depth-East Portion Comp.	43.0	1.09	1.72	0.11	1.18	0.30	0.42	206	0.01
	MT 00387	Middle Depth-East Portion Comp.	43.0	2.44	1.57	0.08	1.35	0.32	0.39	47	0.01
	MT 00388	Deep Depth-East Portion Comp.	62.0	0.90	1.45	0.05	1.03	0.31	0.29	<5	<0.01
	MT 00389	Shallow Depth-Central Portion Comp.	23.6	0.75	1.61	0.28	1.14	0.25	0.75	105	<0.01
	MT 00390	Middle Depth-Central Portion Comp.	40.0	1.13	1.45	0.10	1.69	0.35	0.23	32	<0.01
	MT 00391	Deep Depth-Central Portion Comp.	50.0	1.21	2.07	0.08	1.60	0.55	0.04	70	<0.01
	MT 00392	Shallow Depth-West Portion Comp.	42.0	1.23	2.56	0.29	1.41	0.65	0.24	112	<0.01
	MT 00393	Middle Depth-West Portion Comp.	45.0	1.17	1.66	0.03	1.40	0.42	0.15	75	<0.01
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Shipment	Sample No.	Composite No.	Composite Weight kg	Au g/mt	S(tot) %	S(SO4) %	C(tot) %	C(org) %	C(gra) %	As ppm	Hg ppm
	MT 00394	Deep Depth-West Portion Comp.	22.0	1.44	2.94	0.08	1.41	0.61	0.16	166	n/a
2nd Shipment (Comminution Rejects)	MT 00362*		125.0	0.17	0.58	<0.01	1.42	0.22	0.02	32	0.01
	MT 00363		123.5	3.45	0.85	<0.01	2.23	0.40	0.11	48	0.03
	MT 00364		115.2	0.47	0.32	<0.01	1.51	0.14	0.07	63	0.02
	MT 00365		37.5	0.87	1.40	0.02	1.24	0.34	0.35	201	<0.01
	MT 00366		37.2	0.35	0.62	<0.01	2.10	0.25	0.12	15	<0.01
	MT 00367		36.7	0.14	0.87	0.01	0.95	0.24	0.08	<5	<0.01
	MT 00368		31.1	0.32	0.91	0.02	1.25	0.22	0.40	7	<0.01
	MT 00369		33.5	1.04	0.95	0.02	1.11	0.27	0.32	<5	<0.01
	MT 00370		33.2	0.51	1.47	0.01	1.40	0.36	0.24	<5	<0.01
	MT 00371*		48.8	0.09	0.37	0.02	0.36	0.20	0.15	<5	<0.01
	MT 00372*		30.0	0.06	0.55	<0.01	2.85	0.22	<0.01	45	<0.01
	MT 00373*		30.9	0.01	0.27	<0.01	2.38	0.17	<0.01	56	<0.01
	MT 00374*		35.6	0.01	0.13	<0.01	1.71	0.08	0.01	39	<0.01

*Not tested due to the low assayed grade

Source: Lycopodium (2017)

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13.2.2	Head Sample Analysis

The main head assays for the 33 composite samples are listed in Table 13-36.

As the main value of interest, gold in the test samples varied between 0.01 and 3.45 g/t Au. The S was mainly present as sulphide sulphur. The carbon levels were relatively low, suggesting that preg-robbing is not anticipated to occur during cyanidation.

Arsenic varied from <5 ppm to 2080 ppm for sample MT00382. The low gold recovery from sample MT00382 confirmed that the increased As level has a negative impact on gold recovery.

The Hg content was low in all the samples tested.

13.2.3	Gravity Concentration/e Flowsheet

Following test conditions established in the 2012 test program, a combination of gravity pre-concentration followed by CIL cyanidation of gravity scalped tailings was performed on 27 new composite samples including one master composite, four mining phase composites and 22 lithological rock type and spatial location samples within the Piaba gold deposit.

The tests were conducted at a target P80 grind of 105 µm. One test grind was conducted on each composite to establish the laboratory grind time required to achieve the target P80 size of 105 µm prior to metallurgical testing. Gravity concentration was performed in two stages and CIL cyanidation of gravity scalped tailings was carried out for 48 hours at 40% solids and 0.5 g/L NaCN with 20 g/L activated carbon. The test results are summarized in Table 13-37.

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Table 13-37: Gravity Concentration and CIL Cyanidation Test Results

Test No	Sample		P80	Measured Head Grade	Calc’d Head Grade	Pan Conc.		Overall Recovery	Residue	Consumption kg/t
	ID		µm	Au g/t	Au g/t	Au g/t	Au %	Au %	Au g/t	NaCN	Lime
GCIL-4	MT00375	Master Composite	101	0.94	1.47	433.2	34	93.9	0.09	0.65	1.59
GCIL-5	MT00376	Year 1 Composite	99	0.84	2.24	2511	67.5	97.5	0.06	0.94	3.13
GCIL-6	MT00377	Year 2 Composite	73	1.16	1.33	508.9	29.4	95.1	0.07	0.89	3.04
GCIL-7	MT00378	Year 3 Composite	118	0.94	1.16	345.3	20.3	94.9	0.06	0.74	1.13
GCIL-8	MT00379	Year 5/PFS Composite	110	1.31	1.42	551.3	34.7	88.4	0.17	0.92	1.79
GCIL-9	MT00380	RK – Zone and Litho Sample DRT Comp
			106	1.69	1.51	802.1	39.2	97	0.05	0.79	0.81
GCIL-10	MT00381	SAP – Zone and Litho Sample DRT Comp
			112	1.23	0.87	180.2	15.6	98.9	0.01	0.59	1.25
GCIL-11	MT00382	TRAN – Zone and Litho Sample DRT Comp
			94	1.56	2.52	720.6	25.2	67.2	0.83	0.9	2.53
GCIL-12	MT00383	RK – Zone and Litho Sample QDT Comp
			102	2.67	3.72	2452	60.5	95.8	0.16	0.7	0.78
GCIL-13	MT00384	SAP – Zone and Litho Sample QDT Comp
			90	1.08	1.35	217.3	12.8	94.1	0.08	0.69	1.52
GCIL-14	MT00385	TRAN– Zone and Litho Sample QDT Comp
			93	1.26	1.62	935.6	43.7	98.5	0.03	0.85	4.36
GCIL-15	MT00386	Shallow Depth- East Portion Comp
			128	1.09	1.43	1064	28.7	93.4	0.1	0.69	1
GCIL-16	MT00387	Middle Depth- East Portion Comp
			125	2.44	2.64	2166	48.2	95.6	0.12	0.57	0.99

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GCIL-17	MT00388	Deep Depth- East Portion Comp	132	0.90	1.46	1001.0	34.7	93.8	0.09	0.58	0.69
GCIL-18	MT00389	Shallow Depth- Central Portion Comp	120	0.75	1.11	738.8	32.9	93.7	0.07	0.72	1.57
GCIL-19	MT00390	Middle Depth- Central Portion Comp	118	1.13	0.95	526.4	40.6	94.8	0.05	0.67	0.88
GCIL-20	MT00391	Deep Depth- Central Portion Comp	112	1.21	2.25	2708.8	60.7	97.8	0.05	0.33	0.98
GCIL-21	MT00392	Shallow Depth- West Portion Comp	112	1.23	1.92	1432.5	42.8	92.2	0.15	0.64	1.55
GCIL-22	MT00393	Middle Depth- West Portion	122	1.17	1.10	626.3	34.7	91.8	0.09	0.52	0.69
GCIL-23	MT00394	Deep Depth- West Portion Comp	122	1.44	1.46	712.6	24.7	92.8	0.11	0.47	0.84
GCIL-24	MT00363		75	3.45	4.16	3814.4	46.1	98.0	0.09	0.65	0.43
GCIL-25	MT00364		74	0.47	0.26	145.6	30.6	96.2	0.01	0.63	0.30
GCIL-26	MT00365		73	0.54	1.25	879.5	46.3	90.8	0.12	0.69	0.70
GCIL-27	MT00366		94	0.35	0.43	456.4	41.8	95.3	0.02	0.69	0.38
GCIL-28	MT00368		120	0.32	0.37	177.1	30.3	92.0	0.03	0.74	0.55
GCIL-29	MT00369		89	1.04	0.56	361.4	41.7	94.6	0.03	0.72	0.33
GCIL-30	MT00370		91	0.51	0.96	767.7	41.4	95.9	0.04	0.63	0.39
Average of Variability Composite			104	1.24	1.54	1031	37.5	93.7	0.10	0.69	1.25

Source: Lycopodium (2017)

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The confirmatory test results showed that all test composites responded well to the gravity/CIL process, with the exception of sample MT-00382 which contains more than 2000 ppm As.

Combined gravity/CIL gold recovery on the Master composite (MT-00375) was 93.9%, including 34% of the gold reported to the gravity circuit. In comparison the gold recovery on the 26 variability test composites averaged 93.7% including 34% gravity gold recovery, indicating very good correlation. Residual gold resulting from the variability test samples was 0.10 g/t Au on average, which is in line with the 0.09 g/t residual gold from the Master composite. The cyanide and lime consumptions averaged 0.7 kg/t and 1.25 kg/t ore, respectively.

A close correlation between gold recovery/residual gold and the arsenic content in the feed samples is observed. Slightly lower overall gold recovery and slightly higher CIL residual gold were observed from the samples with a higher arsenic content in the leach feed. This is similar to earlier findings on other Project samples.

Figure 13-12: Gold Recovery vs. Feed Arsenic Content

Source: Lycopodium (2017)

The correlation between gold recovery/residual gold and CAI contents in the feed sample is shown in Figure 13-13.

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Figure 13-13: Gold Recovery vs. Feed CAI Content

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13.2.4	Testing – Gravity and Concentrate Leach on Master Composite

A 60 kg large scale gravity test was performed on the Master composite MT-00375 to produce gravity rougher concentrate for concentrate cyanidation studies. The gravity concentration was carried out on six 10 kg batches of the Master composite ground to P80 105 µm, and all resulting gravity rougher concentrates from the six batches were combined with half splits of gravity concentrate subjected to intensive cyanide leaching. The gravity separation results are summarized in Table 13-39. The gravity concentration without upgrading was able to recover 64% of the gold into a gravity concentrate grading 117g/t Au.

Table 13-38: 60 kg Gravity Test Results

Product	Weight		Assay Au g/t	Distribution % Au
	20.0 g	21.0%
Gravity Concentrate	531.9	0.9	117.34	64.0
Gravity Tailings	59,468.1	99.1	0.59	36.0
Calculated Head	60,000	100.0	162.2	100.0
Measured Head			0.90
Source: Lycopodium (2017)

The gravity concentrate cyanidation studies were carried out in two stages. The gravity concentrate was first intensive leached for 24 hours at 25% solids in 20 g/L NaCN, with leach aid added as 4% of concentrate weight. The resulting intensive leach residues were reground to P80 38 µm and then CIL leached for an additional 48 hours at 40% solids with 0.5 g/L NaCN and 20 g/L carbon.

The gravity concentrate leach test results are summarized in Table 13-39.

Table 13-39: Gravity Concentrate Leach Results

Leach Stage		NaCN	Leach Aid g/kg	Recover Au %	Residue Au g/t	Consumption kg/t
Stage I	Intensive Leach	20.0	40	98.6	1.67	17.3	0.56
Stage II	CIL Leach	0.5	n/a	0.8	0.75	1.9		1.56
Stage I +II				99.4	0.75	19.2	0.56	1.56
Source: Lycopodium (2017)

Results showed that 98.6% gold extraction was achieved by intensive leaching the “as produced” concentrate without regrinding. Secondary CIL leaching on the reground intensive leach residues (to P80 38 µm) further recovered 0.8% of the gold and resulted in a combined gold recovery of 99.4% from the gravity concentrate.

The leach profile indicates that the gold leach was very quick over the first six hours.

13.2.5	Testing – High Arsenic Composite

Samples containing high arsenic were very limited however an evaluation was done to look at improving gold recovery on samples containing high arsenic. Two different flow sheets were evaluated on sample MT-00382. It should be noted that of the 33 variability samples only this one contained arsenic above 422 ppm. In the flow sheet, regrinding and cyanide leaching of sulphide concentrate obtained by flotation was investigated to recover the portion of refractory gold associated with sulphide minerals (mainly arsenopyrite).

In the first test, a combination of gravity separation followed by CIL cyanidation of gravity scalped tailing and then flotation of CIL leach residues with flotation concentrate reground prior to cyanidation was investigated. The Gravity-Cyanidation-Flotation-Concentrate Regrinding/Leaching process flow sheet is illustrated in Figure 13-14, and the test results are summarized in Table 13-40.

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Figure 13-14: Gravity-Cyanidation-Flotation - Concentrate Cyanidation Flowsheet

Source: Lycopodium (2017)

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Table 13-40: Gravity-Cyanidation-Flotation-Concentration Regrind & Leaching Process Results

Process Description	Test No.	Au Grade, g/t			Distribution Au %
		Head	Gravity / Flotation Conc.	Tailings
Gravity Concentration	GCIL-32	1.52	795.0		19.4
Cyanidation of Gravity Tailings	GCIL-32			0.83	46.2
Gravity + Cyanidation					65.5
Flotation of Cyanidation Tailings	F2	0.86	2.93	0.46	18.9
Gravity + Cyanidation + Flotation					84.4
Cyanidation of Flotation Concentrate	CIL F2	2.93		1.92	6.05
Overall Gravity + Cyanidation + Flotation + Concentrate Cyanidation Recovery					71.6
Source: Lycopodium (2017)

Gravity and CIL cyanidation of gravity tailings resulted in 65.5% gold recovery. Flotation of CIL leach tailings further recovered 18.9% gold, in which only 6.05% gold is cyanide recoverable after regrinding to P80 10 µm. The combined gold recovery from the Gravity-Cyanidation-Flotation-Concentrate Regrinding/Leaching process was 71.6%. The results imply that some of the gold is closely associated with arsenic sulphide minerals.

As a comparison to the first test discussed above, another test following the flow sheet presented in Figure 13.14 was evaluated on sample MT-00382. After gravity concentration, instead of cyanidation, the gravity tails were subjected to four stages of rougher flotation at natural pH using a standard bulk sulphide flotation procedure, and the resulting flotation concentrates were reground to P80 10 µm prior to CIL cyanidation along with flotation tailings. The Gravity-Flotation-Cyanidation test results are summarized in Table 13-41.

Similar to the recovery achieved from the first test, an overall gold recovery of 72.1% was produced from the Gravity-Flotation-Cyanidation process.

Table 13-41: Gravity-Flotation-Cyanidation Process Results

Process Description	Test No.	Au Grade, g/t			Distribution Au %
		Head	Gravity / Flotation Conc.	Tailings
Gravity Concentration	GF1	1.56	1181.2		28.8
Flotation + Cyanidation of Gravity Tailings	CIL33			0.74	43.4
Overall Gravity + Flotation + Cyanidation Recovery					26.0
Metallurgical Testing in 2017 Source: Lycopodium (2017)

13.2.6	Metallurgical Testwork on Aurizona Gold Ore containing High Arsenic

Thirteen composites of gold bearing ores with high arsenic were provided to SGS Geosol Laboratórios Ltda to evaluate the impact of arsenic on overall gold recovery. Tests were conducted to evaluate the metallurgical response on the samples of gravity concentration, intensive cyanidation of gravity concentrate and cyanidation leaching of gravity tails.

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13.2.7	Test Procedure

The test procedure was prepared to simulate the current process design. The composites were ground to a P80 of 106 microns and fed to a centrifuge concentrator. The concentrator concentrate was then subjected to intensive leaching with a strong oxidant and high cyanide concentration. The concentrator tails were leached by cyanide in a bottle roll to simulate 18 hours leaching followed by 18 hours of leaching/adsorption with carbon.

Two additional set of test parameters were used for cyanidation of gravity tailings for evaluation. The three different sets of test parameters are summarized below:

•	bottle roll with 18 hours leaching and 18 hours leaching/adsorption with carbon
•	bottle roll with 6 hours of pre-lime treatment, 12 hours leaching followed by 18 hours leaching/adsorption with carbon
•	bottle roll with 48 hours of leaching/adsorption with carbon

The head gold grades, carbon gold content and leached tails gold content were assayed in triplicate.

13.2.8	Samples

For the purpose of this evaluation, the selection criteria for the samples were as follow:

•	located inside the pit shell
•	gold grade above cut-off grade
•	target highest arsenic content in available samples
•	ensure a mix of saprolite, transition and fresh rock samples

The samples were provided by the Exploration Geologist of MASA. Half cores from different drill holes were combined to make the test composites. Figure 13-15 shows the sample locations in section view.

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Figure 13-15: Drill Holes Location

Source: Lycopodium (2017)

Figure 13-16: Location of Metallurgical Samples

Source: Lycopodium (2017)

13.2.9	Head Assays

Table 13-42 summarizes the key assayed data and the ore type for each composite. Gold assays ranged from 0.68 ppm to 44.12 ppm and arsenic assays ranged from 329 ppm to 3289 ppm.

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Table 13-42: Head Assay Data

Composite ID	Ore Type	Au ppm	As ppm	Cu ppm	Ag ppm	Fe %	C %	S %	TOC %	SO4%
MT 00414	Fresh Rock Diorite Quartz	6.80	892	27	0.5	6.4	1.2	2.2	0.4	0.07
MT 00415	Fresh Rock Diorite Quartz	2.34	2,238	14	< 0.2	5.8	1.0	1.4	0.4	0.06
MT 00416	Fresh Rock Diorite Quartz	1.13	546	12	< 0.2	5.9	1.0	1.1	0.3	0.10
MT 00417	Fresh Rock Diorite Quartz	1.25	3,108	13	< 0.2	6.7	1.4	1.1	0.4	0.06
MT 00418	Fresh Rock Diorite Quartz	1.37	875	13	< 0.2	6.0	1.0	0.9	0.2	0.05
MT 00419	Fresh Rock Diorite Quartz	0.68	2,262	14	< 0.2	5.9	1.5	0.9	0.3	0.02
MT 00420	Transition Rock	4.33	3,097	13	< 0.2	9.5	1.1	1.7	0.7	0.15
MT 00421	Transition Rock	1.31	3,289	29	< 0.2	9.2	1.3	1.1	0.2	0.04
MT 00422	Transition Rock	0.90	329	28	< 0.2	7.5	0.5	0.9	0.5	0.05
MT 00423	Saprolite	3.53	2,589	48	11.5	7.4	0.3	0.8	0.3	0.14
MT 00424	Saprolite	1.40	844	< 10	< 0.2	2.3	0.5	1.3	0.5	0.28
MT 00425	Saprolite	2.44	1,707	73	0.9	6.8	0.2	0.2	0.2	0.05
MT 00426	Diorite quartz + Transition	44.12	1,483	< 10	2.0	7.6	0.3	1.2	0.3	0.66

Source: Lycopodium (2017)

13.2.10	Summary of Results

Table 13-43 below summarizes the recoveries data for each composite. Each composite underwent gravity concentration and intensive leaching of gravity concentrate, cyanide leaching of gravity tails with 18 hours leaching and 18 hours leaching/adsorption with carbon. Overall gold recoveries are plotted against arsenic content in Figure 13-17.

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Table 13-43: Summary of Gold Recoveries

Composite ID	Ore Type	Au ppm	As ppm	Gravity Recoveries %	Leach Recoveries %	Overall Recoveries %
MT 00414	Fresh Rock Diorite Quartz	6.80	892	74.5	24.4	98.8
MT 00415	Fresh Rock Diorite Quartz	2.34	2,238	50.0	17.7	67.7
MT 00416	Fresh Rock Diorite Quartz	1.13	546	42.3	41.1	83.4
MT 00417	Fresh Rock Diorite Quartz	1.25	3,108	38.4	42.0	80.4
MT 00418	Fresh Rock Diorite Quartz	1.37	875	45.9	44.4	90.3
MT 00419	Fresh Rock Diorite Quartz	0.68	2,262	19.0	28.2	47.3
MT 00420	Transition Rock	4.33	3,097	37.9	24.5	62.4
MT 00421	Transition Rock	1.31	3,289	32.2	34.2	66.5
MT 00422	Transition Rock	0.90	329	54.3	31.2	85.5
MT 00423	Saprolite	3.53	2,589	39.4	39.6	79.1
MT 00424	Saprolite	1.40	844	49.0	43.1	92.0
MT 00425	Saprolite	2.44	1,707	16.0	76.8	92.8
MT 00426	Diorite quartz + Transition	44.12	1,483	67.7	28.1	95.9

Source: Lycopodium (2017)

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Figure 13-17: Overall Gold Recoveries vs. Arsenic Content

 Source: Lycopodium (2017)

It can be seen from Figure 13-17 that increasing arsenic content negatively impacts gold recoveries.

13.2.11	Gravity and Intensive Leach

Ground samples were fed in a MD3 Knelson Concentrator and the concentrate produced was leached with high cyanide and leach-aid. The concentrator tailings were split into three fractions and sent to undergo bottle roll tests.

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The gravity and intensive leach recoveries are summarized in Table 13-44 below.

 Table 13-44: Summary of Gravity and Intensive Leach Recoveries

Composite	Head Grade ppm	Knelson Recovery %	Intensive Leaching Extraction %	Overall Results for Gravity %
MT 00414	6.79	73.7	98.5	72.59
MT 00415	2.34	54.5	90.2	49.16
MT 00416	1.13	48.6	86.8	42.18
MT 00417	1.25	47.2	80.5	38.00
MT 00418	1.37	50.1	91.9	46.04
MT 00419	0.68	32.5	55.5	18.04
MT 00420	4.33	45.1	84.0	37.88
MT 00421	1.31	44.2	72.6	32.09
MT 00422	0.90	58.0	93.3	54.11
MT 00423	3.53	43.7	89.9	39.29
MT 00424	1.40	53.3	91.5	48.77
MT 00425	2.44	17.8	90.1	16.04
MT 00426	44.12	71.0	95.5	67.81
Source: Lycopodium (2017)

The composite MT-00419 and MT-00425 exhibited low gravity recoveries which seem to be related to the gold distribution per size fraction. For composite MT-00416, 15% of the gold was +106 microns and 56% of the gold was in the -38 microns fraction. For composite MT-00425, 13% of the gold was +106 microns and 76% of the gold was in the -38 microns fraction. In comparison, composite MT-00414, which showed good gravity performance, had 36% of the gold in the +106 microns fraction while only 31% of the gold was in the -38 microns fraction. Composite MT-00419 did not respond well to intensive leaching which can be an indication of refractory gold.

13.2.12	Leaching

Gravity tailings from the Knelson concentrator was split into three fractions and three bottle roll tests were performed on each composite with the following parameters:

•	Bottle roll with 18 hours leaching and 18 hours leaching/adsorption with carbon
•	Bottle roll with 6 hours of pre-lime treatment, 12 hours leaching followed by 18 hours leaching/adsorption with carbon
•	Bottle roll with 48 hours of leaching/adsorption with carbon Results for the bottle roll tests are summarized in Table 13-45
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Table 13-45: Summary of Gravity Tails Leaching Test Results

Composite	Head Grade of the Bottle Roll ppm	As in the Composite Head Grade ppm	CIP Extraction %	Pre-Lime + CIP Extraction %	CIL Extraction %
MT 00414	1.68	892.0	87.3	87.3	86.20
MT 00415	1.08	2238.0	35.8	34.8	32.30
MT 00416	0.59	546.0	70.8	71.3	72.00
MT 00417	0.67	3108.0	68.2	68.2	69.50
MT 00418	0.69	875.0	83.9	82.9	83.90
MT 00419	0.46	2262.0	39.4	39.1	39.80
MT 00420	2.42	3097.0	38.9	33.4	30.80
MT 00421	0.73	3289.0	30.9	50.9	46.50
MT 00422	0.38	329.0	68.9	76.1	68.40
MT 00423	2.202	2589.0	60.7	65.7	60.70
MT 00424	0.66	844.0	85.5	84.7	86.50
MT 00425	2.04	1707.0	91.6	91.3	93.60
MT 00426	13.00	1483.0	86.7	88.7	87.30
Source: Lycopodium (2017)

The results showed that there is a decrease in recoveries for composites with arsenic content greater than 2000 ppm. To investigate the reason for the reduced recoveries, tests for MT00415, MT00419, MT00420 and MT00421 were replicated and the tailings from the tests were screened and assayed for gold.

The leach recoveries for the three different test parameters are essentially the same as shown in Table 13-45. The tests involving the pre-lime step were to evaluate whether a pre-oxidation step before leach will increase recovery by “breaking up” the arsenopyrite. The pre-lime step did not improve extraction performance.

Table 13-46 summarizes the cyanide consumptions for the leach tests Table 13-47 summarizes the gold recoveries for all the tests.

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Table 13-46: Cyanide Consumptions for Leach Tests

Composite	CIP NaCN g/t	Pre-Lime CIP NaCN g/t	CIL NaCN g/t
MT 00414	1301	1176	734
MT 00415	1129	1083	738
MT 00416	1214	999	669
MT 00417	1244	1112	697
MT 00418	619	1104	639
MT 00419	1185	1146	639
MT 00420	1301	1001	681
MT 00421	1241	1169	683
MT 00422	1497	1392	663
MT 00423	1358	1279	715
MT 00424	1245	1226	678
MT 00425	1273	1228	690
MT 00426	1358	1352	686
Source: Lycopodium (2017)

Table 13-47: Gold Recoveries Summary

	Gravity			CIP		Pre-Lime CP		CIL
Composite	Gravity Recovery %	ICU Recovery	Overall Recovery %	Leach Recovery %	Overall Recovery %	Leach Recovery %	Overall Recovery %	Leach Recovery %	Overall Recovery %
MT 00414	73.7	1.0	72.6	87.4	95.6	87.3	95.5	86.3	95.3
MT 00415	54.6	0.9	49.2	35.9	65.5	34.9	65.1	32.9	64.2
MT 00416	48.6	86.8	42.2	70.8	78.6	71.3	78.8	72.0	79.2
MT 00417	47.2	80.5	38.0	68.2	74.0	68.2	74.0	69.6	74.7
MT 00418	50.1	91.9	46.1	83.9	87.9	82.9	87.4	83.8	87.9
MT 00419	32.4	55.5	18.0	32.4	41.2	39.2	44.5	39.7	44.9
MT 00420	45.1	84.0	31.9	39.0	59.3	33.8	56.4	30.8	54.8
MT 00421	44.2	72.6	32.1	51.0	60.5	51.0	60.5	46.6	58.1
MT 00422	58.0	73.3	54.1	68.9	83.0	76.2	86.1	68.2	82.8
MT 00423	43.8	89.9	39.3	60.7	73.5	65.7	76.3	60.7	73.5
MT 00424	53.3	91.5	48.8	84.6	88.3	84.7	88.4	86.7	89.2
MT 00425	17.8	90.1	16.0	91.6	91.3	91.4	91.1	93.6	93.0
MT 00426	71.1	95.5	67.9	86.9	93.1	88.7	93.6	87.4	93.2
Source: Lycopodium (2017)

13.2.13	Assays Comparison

A duplicate of each of the composites that were tested at SGS-Geosol Lab were sent to ALS Chemex Lab in Lima, Peru to verify the head assays. The head assays compared reasonably well between the laboratories.

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Table 13-48: Head Assays Comparison - SGS vs. ALS Labs
	SGS	ALS	SGS	ALS
Composite	Au (ppm)	Au (ppm)	As (ppm)	As (ppm)
MT 00414	6.80	6.86	892	800
MT 00415	2.34	2.34	2238	2030
MT 00416	1.13	0.854	546	473
MT 00417	1.25	1.375	3108	2780
MT 00418	1.37	1.165	875	833
MT 00419	0.68	0.721	2262	2060
MT 00420	4.33	3.85	3097	2940
MT 00421	1.31	1.045	3289	3110
MT 00422	0.90	0.477	329	281
MT 00423	3.53	3.21	2589	2460
MT 00424	1.40	1.195	844	827
MT 00425	2.44	3.27	1707	1620
MT 00426	44.12	>10.0	1483	1360
Source: Lycopodium (2017)

13.2.14	Testwork Results

All the test results indicate that the overall gold recovery decreases with an increase in arsenic content. For composites with over 2,000 ppm arsenic, overall gold recoveries were less than 75%. For composites with 1000 to 2000 ppm As, overall gold recoveries ranged from 91 to 93%. For composites with less than 1000 ppm arsenic, the overall gold recoveries ranged from 78 to 95%.

Comparison of the gold and arsenic distribution per size fraction of the leached tailings showed a strong correlation between gold and arsenic in the minus 38 microns fraction. It is a strong indication that the un- leached gold is associated with fine arsenopyrite.

The three different test parameters for leaching the gravity tails did not show any differences in recoveries.

In comparison with the previous testwork, reducing the leach time from 48 hours to 36 hours did not impact gold recoveries.

13.2.15	High Arsenic vs. Gold Recoveries

Based on the testwork discussion in the previous sections, high arsenic levels in the samples have a negative impact on gold recovery. To evaluate the impact of the reduced recovery in high arsenic ores, the percentage of high arsenic ores in the deposit was calculated from a total of 2,169 assay samples in the main zone. Samples with an arsenic level greater than 1,000 ppm are considered high arsenic ores and the results are summarized in Table 13-49.

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Table 13-49: Percentage of High Arsenic Ores in Deposit

Ore Type	No. of Samples > 1000 ppm As	% High As in Deposit
Saprolite	12	0.55
Transition	19	0.88
Fresh Rock	81	3.73
Source: Lycopodium (2017)

From Table 13-42, ores with high levels of arsenic in the saprolite and transition zones account for less than 1.5% of the ore body. Given the small amount of high arsenic ores in the saprolite and transition zones, the effects on leach recoveries will be negligible, so no discount on gold recoveries was applied.

As for the fresh rock ores, 3.73% of the ores in this zone are considered as high arsenic ores. To account for this, five high arsenic test recoveries were included in the calculation of the average gold recoveries out of a total of 79 tests. The average gold recovery including the high arsenic tests is 90.0%, a discount of 2.0% in gold recovery if no arsenic tests are included in the calculations.

This percent of estimated high arsenic ores will likely be even lower. For example, in fresh rocks only 2% of estimated blocks above 0.6% gold cut-off have the estimated arsenic values higher than 1000 ppm. Microscopic investigations of the samples should be performed to analyze the deportment of the gold in the samples to establish the possible causes of the reduced recovery in these high arsenic samples.

13.2.16	Metallurgical Testwork on Aurizona Gold Ore containing High Carbonaceous Material

Nineteen composites of gold bearing ores with high carbonaceous material were provided to ALS Metallurgy in Santiago to evaluate the potential impact of preg-robbing activity on overall gold recovery. Tests were conducted to evaluate the relative preg-robbing nature of the samples.

A common laboratory technique to determine preg-robbing affinity is to compare the amount of gold absorbed onto the ore from a known gold-spiked leach solution to the same ore leached with an un-spiked solution. This test will yield the relative preg-robbing nature of the ore but does not yield any specific information as to the chemical and physical nature of the sample.

This analysis requires two leaches per sample. One regular leach, and one spike leach. Gold retention is measured by comparing the two results.

For the regular leach, a prepared sample is weighed into a closed 100 mL plastic vessel, to which a sodium cyanide solution (0.25% NaCN) is added. The sample is immediately shaken until homogenized and rolled for an additional hour. An aliquot of the final leach solution is centrifuged then analyzed by atomic absorption spectrometry (AAS) with background correction.

For the spike leach, a prepared sample is weighed into a plastic vessel, to which, a leach solution, 0.25% NaCN, and gold spike solution (3.4 mg/L) are added. The solution is then homogenized and rolled for a specified time. After rolling, a portion of the leachate is withdrawn, centrifuged until clear, and analyzed by AAS against matrix matched standards.

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13.2.17	Samples

The initial step in the process of selecting samples for the preg-robbing testwork reported herein was a thorough review of historical data to ensure that samples were correctly characterized, e.g. rock and weathering types, and consistent with current geological model. The data were then scrutinized, and samples selectively chosen to ensure there was adequate representation of lithology, alteration and weathering types; the range of gold grades (low, medium, high); ore versus waste when pertinent; the range and type of carbon present and general spatial distribution throughout the ore deposit. For the purpose of this study, moderate to strong carbon content samples were used based on geological logging.

The samples were provided by the Exploration Geologist of MASA. Half cores from different drill holes are combined to make the test composites.

13.2.18	Summary of Results

Table 13-50 summarizes the test results for Au-AA31a and Au-AA31.

Table 13-50: Results of Au-AA31a and Au-AA31 Tests

Composite		Organic Carbon %	Au-AA31a Leach Au w/o Spike Solution mg/l	Au-AA31 Initial Au in Spike Solution mg/l	Final Au in Spike Solution mg/l
MT-00	395	0.18	0.68	3.43	4.79
MT-00	396	0.26	0.66	3.43	4.30
MT-00	397	0.34	1.70	3.43	4.98
MT-00	398	0.15	0.08	3.43	3.40
MT-00	399	0.02	0.36	3.43	3.64
MT-00	400	0.48	1.56	3.43	5.05
MT-00	401	0.68	0.30	3.43	3.42
MT-00	402	0.77	0.31	3.43	2.21
MT-00	403	0.29	0.09	3.43	3.45
MT-00	404	0.11	0.79	3.43	3.95
MT-00	405	0.45	0.60	3.43	2.23
MT-00	406	0.39	0.23	3.43	3.22
MT-00	407	0.20	2.52	3.43	5.89
MT-00	408	0.42	1.58	3.43	2.96
MT-00	409	0.33	2.07	3.43	4.00
MT-00	410	0.11	2.25	3.43	5.28
MT-00	411	2.10	1.80	3.43	3.64
MT-00	412	0.58	35.10	3.43	42.10
MT-00	413	0.63	0.11	3.43	3.34
Source: Lycopodium (2017)

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13.2.19	Discussion

The Preg-robbing Index (PRI) is calculated to evaluate the relative preg-robbing characteristics of the samples. The PRI of the samples can be characterized as:

PRI = AuCN (ppm) + 3.4 ppm – AuPR

where AuCN is the cyanide- leachable gold of an ore sample, AuPR is the final gold concentration after being preg-robbed and 3.4 ppm is the amount of gold spiked in the leach test.

For a highly preg-robbing material, the AuPR approaches zero (gold is fully adsorbed or preg-robbed), therefore the PRI value would be > 3.4ppm. For a non-preg-robbing ore, AuPR is equal to the concentration of AuCN plus the spiked 3.4 ppm gold, which yields zero preg-robbing value.

Table 13-51 summarizes the calculated PRI of the samples and its preg-robbing activity characteristic. In these tests, a PRI value less than zero indicates that the ore is not preg-robbing, a value between zero and 1.0 indicates minimal preg-robbing activity, between 1.0 and 2.5 moderate activity and a PRI > 2.5 indicates the ore is highly preg-robbing.

Table 13-51: Preg-Robbing Index

Composite		Organic Carbon %	PRI	Preg-Robbing Activity
MT-00	395	0.18	-0.71	None
MT-00	396	0.26	-0.24	None
MT-00	397	0.34	0.12	Minimal
MT-00	398	0.15	0.08	Minimal
MT-00	399	0.02	0.12	Minimal
MT-00	400	0.48	-0.09	None
MT-00	401	0.68	0.28	Minimal
MT-00	402	0.77	1.50	Moderate
MT-00	403	0.29	0.04	Minimal
MT-00	404	0.11	0.24	Minimal
MT-00	405	0.45	1.77	Moderate
MT-00	406	0.39	0.41	Minimal
MT-00	407	0.20	0.03	Minimal
MT-00	408	0.42	2.02	Moderate
MT-00	409	0.33	1.47	Moderate
MT-00	410	0.11	0.37	Minimal
MT-00	411	2.10	1.56	Moderate
MT-00	412	0.58	-3.60	None
MT-00	413	0.63	0.17	Minimal
Source: Lycopodium (2017)

The results from the PRI tests indicate the samples are not preg-robbing to moderately preg-robbing, with 5 of the 19 samples falling into the moderate preg-robbing range. The samples that showed no preg-robbing activity had organic carbon content ranging from 0.18 to 0.58%. The organic carbon content ranged from 0.02 to 0.68% for samples that showed minimal preg-robbing characteristics and ranged from 0.33 to 2.10% for samples that showed moderate preg-robbing characteristics.

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13.2.20	Testwork Conclusions

14 of the 19 samples with varying organic carbon content are found to be non-preg-robbing and five of the nineteen samples are found to be moderately preg-robbing. No samples were found to be highly preg-robbing.

13.2.21	High Carbon Content versus Gold Recoveries

Carbonaceous material was identified during the geological logging process. Test work targeting high carbon content was performed to investigate the potential preg-robbing activity.

Based on the testwork results on these samples, the majority of the samples showed no to minimal preg- robbing characteristics. A few of the samples showed moderate preg-robbing activity and no samples indicated high preg-robbing activity.

During the arsenic testwork program, bottle-roll tests were performed on 13 samples with varying arsenic content and spatial distribution. Three bottle-roll tests were performed for each of the samples with the following parameters:

•	Bottle roll with 18 hours leaching and 18 hours leaching/adsorption with carbon
•	Bottle roll with 6 hours of pre-lime treatment, 12 hours leaching followed by 18 hours leaching/adsorption with carbon
•	Bottle roll with 48 hours of leaching/adsorption with carbon

The leach recoveries for the three different test parameters are effectively the same, which indicates that preg- robbing was not observed for these samples. The results are summarized in Table 13-45.

Given the results from the preg-robbing and arsenic study and that this high carbonaceous material contributes to a minute percentage of the orebody, it was determined that the impact on overall gold recoveries is negligible and no discount on gold recoveries is applied. Table 13-51 provides more geological information regarding the carbonaceous material.

If required, there are several things during operating that can be done to minimize the preg-robbing effects when processing these high organic carbon ores:

•	Keep the moderately preg-robbing ores (high organic carbon content) from the non-graphitic ores.
•	Maximize gravity circuit gold recovery.
•	Ensure the activity of the activated carbon is maintained through routine regeneration and testing.
•	Increase carbon concentration in adsorption tanks.
•	Adding blinding agent, such as kerosene or diesel, to foul the carbonaceous material. Testwork will need to be performed to investigate dosage rate to ensure that the activity of the activated carbon is maintained and not affected by the blinding agent.
•	Modify the leach circuit to a CIL circuit.
•	Metallurgical Performance Projections
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According to the test results, the gold metallurgical performances for the different ore types in the mine plan are shown in Table 13-52.

Table 13-52: Metallurgical Performance Summary

Recoveries	Unit	Value
Gravity/Intensive Leach - Piaba Saprolite	%	21.4
Gravity/Intensive Leach - Piaba Transition	%	35.6
Gravity/Intensive Leach - Piaba Fresh Rock	%	36.2
Gravity/Intensive Leach - Boa Esperança Saprolite	%	19.8
Gravity/Intensive Leach - Boa Esperança Transition	%	65.4
Cyanidation - Piaba Saprolite	%	72.8
Cyanidation - Piaba Transition	%	59.4
Cyanidation - Piaba Fresh Rock	%	54.7
Cyanidation - Boa Esperança Saprolite	%	73.1
Cyanidation - Boa Esperança Transition	%	32.2
Elution / Carbon Handling / EW - All Ore Types	%	98.5
Overall - Piaba Saprolite	%	93.1
Overall - Piaba Transition	%	94.1
Overall - Piaba Fresh Rock	%	90.0
Overall - Boa Esperança Saprolite	%	91.8
Overall - Boa Esperança Transition	%	97.1
Source: Lycopodium (2017)

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14	Mineral Resource Estimates

The current Mineral Resource estimate of the Aurizona Project comprises the Piaba open pit, Piaba underground, Boa Esperança and Tatajuba deposits. The Aurizona resource estimates presented herein represent an update of the previous mineral estimates disclosed by Equinox on March 19, 2019 with an effective date of October 22, 2018. Details of the open pit portion of the Piaba deposit’s Mineral Resources is described in Section 14.2, the underground portion of the Piaba deposit’s Mineral Resources are described in Section 14.3, the Boa Esperança deposit’s Mineral Resources are described in Section 14.4 and the Tatajuba deposit’s Mineral Resource are described in Section 14.5.

The current Mineral Resource for the Piaba Open Pit incorporates approximately one year of mining and grade control drilling undertaken by MASA since the Mineral Resource update with an effective date of October 22, 2018. The underground portion of the Piaba deposit’s Mineral Resource is unchanged from the previous Mineral Resource estimate disclosed by Equinox on March 19, 2019 with an effective date of October 22, 2018. The Boa Esperança deposit’s Mineral Resource has been updated from the previous Mineral Resource estimate disclosed by Equinox on March 19, 2019 with an effective date of October 22, 2018.

14.1        Methodology and Data Sources

The following section discusses the methodology and data sources common to all deposit resource models. Differences in methodology are described within each deposit’s respective section.

14.1.1	Software

Geologic interpretations were performed by MASA and Equity in Datamine Studio and Micromine 2020. Interpretations were imported into Leapfrog to assist with generating final resource domains. Estimation of resources was completed using Micromine.

14.1.2	Regolith Model

Three surfaces were generated representing the regolith contacts between laterite-saprolite, saprolite-transition and transition-fresh rock. The criteria for surface generation relied on logged regolith data and point load test data. These surfaces were used to cut the Piaba gold zone into their respective regolith domains. Each regolith domain has unique gold concentration and mineralization geometry within the ore body in addition to unique mining parameters such as open pit slope angles, mining, and processing costs.

14.1.3	Editing of the Block Models

Each block model was assigned density, topography, and regolith and partial percentages of blocks within the gold zones.

Topography

A digital elevation model (“DEM”) for each deposit was generated from a LIDAR survey completed in 2017 and combined with an as-built mine survey dated December 30, 2019. The as-built surveys rely on laser scans from the active portions of the deposit where mining and stockpiling are occurring. The resulting DEM was assigned to the block model. Percent air was assigned to the block model using partial percentages for partial blocks straddling the DEM. Gold zone wireframes were cut against the same DEM surface to generate a partial percent of the Piaba gold zone below topography.

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Domain Assignment for Regolith and Piaba Gold Zone

Blocks were initially coded based on majority of block within each regolith domain using the regolith model explained in Section 14.1.2. The gold zone domains were assigned using partial percentages of blocks contained within the gold zone. Regolith domains were combined with gold zone domains to generate combined domain codes.

Piaba Underground Resource Datum

To define the limits of the open pit and underground resource models an underground resource datum was generated using the lower of the transition-fresh rock contact and the base of the reserve pit. The final datum uses the lower of 20 m below the reserve pit or 20 m below the transition-fresh contact. Above this datum, resources that are within the resource pit are included within the open pit resource. Below this datum, resources that are included within the reported grade shell are included in the underground resource.

Figure 14-1: Underground Resource Datum Separating Open Pit and Underground Resources

Source: Equity (2020)

14.1.4	Reasonable Prospects of Economic Extraction

The CIM Definition Standards on Mineral Resources and Reserves (CIM Definition Standards, May 2014) state that:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.”

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To sufficiently test the reasonable prospects for eventual economic extraction by an open pit, AGP used MineSite’s pit optimiser with input summarised in Table 14-1.

The results of the pit optimisation partially form the basis of the mineral resource statement. The results of the pit optimisation are used to constrain the mineral resource with respect to the CIM Definition Standards and does not constitute an attempt to estimate reserves. For Piaba, the open pit resources are restricted to blocks contained within the optimised pit, and above the Underground Resource Datum (Figure 14-1).

Table 14-1: Pit Optimisation Parameters for the Piaba, Tatajuba and Boa Esperança Open Pit Resources

Metal Prices
Gold Price ($US per Au oz)	$1,500
Payability (%)	99.9%
Refining/Transportation ($US per Au oz)	$19.50
Royalty (%)	4%
Wall Slopes (Overall Angle in degrees)
Laterite/Saprolite	37°
Hard Saprolite/Transition	33°
Rock	49°
Mining Costs ($US/t moved)
Laterite/Saprolite	$2.32
Hard Saprolite/Transition	$2.32
Rock	$2.32
Process Costs ($US/t processed)
Laterite/Saprolite	$9.98
Hard Saprolite/Transition	$10.28
Rock	$12.13
G&A Costs	$2.84
Process Recovery (%)
Laterite/Saprolite	92.6%
Hard Saprolite/Transition	92.1%
Rock	89.2%
Source: Equity (2020)

To sufficiently test the reasonable prospects for eventual economic extraction by underground mining, AGP completed an order of magnitude study using underground mining assumptions presented in Table 14-2. These assumptions suggest that an underground mining scenario would support mining at a marginal cut-off grade of 1.0 g/t gold. To assess continuity of blocks greater than 1.0 g/t gold within the resource model, outer shells of the block model were generated using a tolerance of 25 m. Blocks within this grade shell form the basis for the underground resources.

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Table 14-2: Piaba Underground Mining Assumptions

Parameter	Unit Cost	Amount
Gold Price	USD per Au oz	$1,500
Payability	%	100
Refining/Transportation	USD per Au oz	$19.50
Royalty	%	4
Mining Costs	USD /t	$37.18
Process Costs	USD/t processed	$13.94
Process Recovery	%	89.00
Source: Equity (2020)

14.2        Factors That May Affect the Mineral Resource Estimate

Areas of uncertainty that may affect the Mineral Resource Estimates include:

•	changes to pit optimisation input parameters
•	changes to underground mining cost assumptions
•	changes to the geological models

There are no known factors related to metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the mineral resource estimates.

14.3	Piaba Open Pit

This section describes the open pit portion of the Piaba deposit’s Mineral Resource.

14.3.1	Drill Hole Database

The drill hole database supporting the open pit portion of the Piaba deposit Mineral Resource was provided by Equinox Gold and has a cut-off date of October 15, 2019. The database is comprised of two datasets that include the exploration drill hole database that includes diamond and RC drill holes up to 2017 and a current grade control drill hole database with a data cut-off date of October 15, 2019.

The drill hole databases were accepted as is, with few modifications that included:

•	intervals representing unsampled or missing assay results were omitted
•	grade control drill holes predating 2018 are omitted from estimation; however, they are used for variogram modelling, and to assist with geological modelling
•	auger drill holes were omitted from estimation; however, they are used for variogram modelling and to assist with geological modelling
•	zero grade assay intervals were assigned a grade of 0.0025g/t Au
•	intervals below detection limit were assigned 0.0025g/t Au, representing half detection limit
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Drill Hole Data Statistics

The Piaba drill hole database consists of two separate databases: an exploration drilling database and a grade control database. The exploration drilling database represents drilling performed using diamond drilling and RC techniques. The grade control database represents drilling performed using RC drilling techniques and blast holes. The two databases are reflective of different QAQC and data collection procedures that are outlined in Section 11 and 12.

The two drill hole databases are summarised in Table 14-3.

Table 14-3: Piaba Drill Hole Database Summary
Database	Drilling Method	Number of Holes	Total Metres	Number of Samples
Exploration	RC	235	12,063	11,783
	DDH	491	96,922	74,862
Grade Control	RC	2,113	63,617	25,366
	Blast holes	130	674	154
Source: Equity (2020)

14.3.2	Geological Models

Gold mineralization is structurally controlled primarily within a quartz diorite host lithology, and is associated with quartz veining, silicification, and increased sulphide abundance. The mineralization exists as a tabular body that dips steeply to the north-northwest. The gold zone was interpreted on section and in plan orientations to honour the hydrothermal system that hosts mineralization. Initial interpretation of the gold zone focused on modelling silicification, sulphide mineralization, lithology, and composite intervals of Au grades greater than 0.3 g/t with less than five metres of low grade or waste intervals. The three models (Figure 14-2 to Figure 14-4) support the Piaba and Piaba West Gold Zone resource domains (Figure 14-5).

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Figure 14-2: Isometric View of Piaba Lithology Model (looking northeast)

Source: Equity (2020)

Figure 14-3: Isometric View of Piaba Silicification Model (looking northeast)

Source: Equity (2020)

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Figure 14-4: Isometric View of Piaba Sulphide Mineralization Model (looking northeast)

Source: Equity (2020)

Figure 14-5: Isometric View of Piaba and Piaba West Gold Zones Resource Domains (looking northeast)

Source: Equity (2020)

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Table 14-4: Piaba Open Pit Estimation Domains
Estimation Domain	Regolith Profile	Domain Number
Piaba Gold Zone	Laterite	21
	Saprolite	22
	Transition	23
	Fresh	24
Piaba West Gold Zone	Laterite	41
	Saprolite	42
	Transition	43
	Fresh	44
Waste	Laterite	11
	Saprolite	12
	Transition	13
	Fresh	14
Source: Equity (2020)

Regolith Modelling

A regolith model was developed using the methodology described in Section 14.1.2 and is shown in Figure 14-6.

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Figure 14-6: Piaba Cross Section 100W Showing Drill Holes, Gold Zone and Regolith Model

Source: Equity (2020)

Fault Modelling

Ten faults are modelled within the Piaba deposit. These faults interact with the geological resource by introducing minor offsets. The faults have been named according to their location with the current mine grid and are summarized in Table 14-5 and shown in Figure 14-7.

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Table 14-5: Piaba Fault Nomenclature and Impact to Resource Model
Fault Name	Offset	Impact to Resource Model
1600W	Moderate	Moderate offset, 10 m
1100W	Moderate	Moderate bend
1350W	Moderate	Moderate offset, 10 to 15 m
100W	Moderate	Moderate bend, offset < 10 m
550E	Moderate	Moderate bend
650W	Minor	Minor bend
700E	Minor	Minor bend
800E	Minor	Minor bend
950E	Minor	Minor bend
1900W	Moderate	Separates Piaba and Piaba West
Pirocaua	Major	Terminates East end of Piaba
Source: Equity (2020)

Figure 14-7 shows the gold zone domain (red) with the major faults that truncate the resource (orange) and the moderate faults (green). Second order faults only have moderate offsets and disrupt the gold zone thickness along strike. Minor faults are shown in blue and do not interact with the resource model in any significant way.

Figure 14-7: Isometric View of Piaba Gold Zone Showing Fault Model

Source: Equity (2020)

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14.3.3	Compositing

Prior to compositing samples, sample length was investigated as well as capping extreme outliers. Original sample lengths are shown in Figure 14-8. Modal sample lengths are one metre for the drill hole samples and three metres for the grade control samples.

Figure 14-8: Original Sample Lengths for Drill Hole and Grade Control Sample for Piaba

Source: Equity (2020)

A composite length of three metres was selected due to the modal presence of three metre samples in the grade control data, and to achieve to optimum ratio of composite sample length to block height (2 to 1). The compositing process involved compositing at regular three metre intervals from the start of the hole. Composite samples were broken at missing sample intervals and domain boundaries that include the Piaba gold zone and regolith boundaries. Residual composite samples less than 0.5 m were backstitched to the final composite sample interval. The three metre composites samples were generated for grade control and exploration drill holes.

Bench composites were also generated from grade control samples. The bench composites were generated to assist in the estimation process. An index of bench intervals was generated for all the grade control drill holes to the same vertical intervals as the Piaba open pit block model. The bench intervals were modified to include missing sample intervals. During final bench compositing, sample intervals were broken at missing sample intervals. Bench composite samples less than 0.5 m in length, or bench composite samples that had total sample lengths representing less than 10% bench coverage were removed. The resulting composite samples are summarised in Table 14-6.

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Table 14-6: Piaba Composite Sample Summary
Composite Samples	Database	Number of Holes	Number of Samples	Cumulative Metres
3 m Downhole	Exploration	709	33,717	98,176
	Grade Control	2,218	20,204	59,269
	Total	2,927	53,921	157,445
6 m Bench	Grade Control	2,216	11,665	59,215
Source: Equity (2020)

14.3.4	Exploratory Data Analysis

Gold grade distribution of the composite samples was examined to understand the spatial distribution of the data.

Three Metre Composite Sample Statistics

Boxplots of the three metre composite samples created from the exploration and grade control databases were generated according to weathering domains, occurrence in the gold zone or surrounding waste domains. The boxplots and summary statistics for the Piaba Main and Piaba West Gold Zones are shown in Figure 14-9 and the waste domains are shown in Figure 14-10.

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Figure 14-9: Boxplots of Uncapped Three Metre Composite Samples within the Piaba Gold Zones

Source: Equity (2020)

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Figure 14-10: Boxplots of Uncapped Three Metre Composite Samples within Piaba Waste Domains

Source: Equity (2020)

Six Metre Bench Composite Sample Statistics

Boxplots of six metre bench composites were generated from the grade control data. The boxplots and summary statistics for the Piaba Main and waste domains are summarised in Figure 14-11. The six metre bench composites were generated to assist in the gold grade estimation and validation of the resource model.

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Figure 14-11: Boxplots of Uncapped Six Metre Bench Composite Samples within Piaba Resource Domains

Source: Equity (2020)

14.3.5	Grade Capping

Uncapped composites were evaluated to determine the spatial continuity of outliers—specifically samples that are two standard deviations away from the mean. Most outliers occur scattered throughout the Piaba gold zone and generally have continuity with other high-grade samples associated with thicker portions of the Piaba gold zone. To manage the spatial influence of potential outliers, sample statistics were examined using probability plots, cumulative frequency plots, mean versus top cut value and coefficient of variation versus top cut value. Top cut values were selected based on population breaks observed on probability plots. These top cut values were compared to decile analysis using a similar method described by Parrish (1997). Capping analysis was completed on the three metre composite samples and six metre bench composite samples. Capping values for the three metre composite samples are summarised in Table 14-7. Boxplots and summary statistics of capped 3 m composite samples are shown in Figure 14-12 and Figure 14-13.

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Table 14-7: Summary of Top Cut Analysis of Three Metre Composites for Piaba

Estimation Domain	Regolith	Domain Number	Number of Data	Capped Value	Number Capped	Average Capped	Average Uncapped	Percent Difference
Gold Zone	Laterite	21, 41	1,240	30	2	0.84	0.88	5%
	Saprolite	22, 42	8,009	45	8	1.24	1.31	5%
	Transition	23, 43	6,467	22	22	1.24	1.32	6%
	Fresh	24, 44	4,803	40	10	1.29	1.34	3%
Waste	Laterite	11	885	2	10	0.16	0.21	23%
	Saprolite	12	14,091	2	161	0.10	0.16	35%
	Transition	13	6,745	2	207	0.19	0.31	40%
	Fresh	14	11,692	2	72	0.07	0.09	27%

Source: Equity (2020)

Figure 14-12: Boxplot of Capped Three Metre Composite Samples within Piaba Gold Zone Resource Domains

Source: Equity (2020)

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Figure 14-13: Boxplot of Capped Three Metre Composite Samples within Piaba Waste Domains

Source: Equity (2020)

Top cut values for the six metre bench composites are unchanged within the Piaba gold zone. The top cut values for the waste domains were increased to 2.5 g/t Au for the laterite waste domain and 7 g/t Au for saprolite, transition and fresh waste domains. Table 14-8 summarises the capping values used for each domain. Approximately 95% of composite samples within the waste domains are within 20 m of the Piaba gold zone and approximately 50% within 6 m of the gold zone.

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Table 14-8: Summary of Top Cut Analysis for Six Metre Bench Composite Samples for Piaba

Estimation Domain	Regolith	Domain Number	Number of Data	Capped Value	Number Capped	Average Capped	Average Uncapped	Percent Difference
Gold Zone	Laterite	21	287	30	0	0.54	0.54	0%
	Saprolite	22	3,237	45	2	1.24	1.30	4%
	Transition	23	2,893	22	9	1.32	1.37	4%
	Fresh	24	283	40	1	1.75	1.87	7%
Waste	Laterite	11	110	2.5	3	0.33	0.34	2%
	Saprolite	12	2,941	7	8	0.22	0.24	7%
	Transition	13	1,767	7	19	0.51	0.59	14%
	Fresh	14	147	7	0	0.35	0.35	0%

Source: Equity (2020)

Figure 14-14: Boxplot of Capped Six Metre Bench Composite Samples for Piaba Resource Domains

Source: Equity (2020)

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14.3.6	Variography

Variograms were modelled using traditional directional variograms using a combination of exploration and production drill hole composite samples for the laterite, saprolite and transition domains. Only the three metre composite samples generated from exploration data were used for the fresh domains. Modelled variograms for the Piaba gold zone are summarised in Table 14-9.

Table 14-9: Variogram Parameters for Piaba Gold Zone

Domain	Direction	Azimuth	Dip	D1	D2	H	CC	Nugget
21 (Laterite Gold Zone)	D1	65	0	40	50	8	0.3	0.3
	D2	335	0	20	50	13	0.4
	H	0	-90
22 (Saprolite Gold Zone)	D1	335	-75	20	125	15	0.5	0.3
	D2	65	0	35	80	20	0.2
	H	335	15
23 (Transition Gold Zone)	D1	65	0	40	70	10	0.35	0.35
	D2	335	-75	30	55	33	0.3
	H	335	15
24 (Fresh Gold Zone)	D1	65	0	25	80	10	0.5	0.3
	D2	335	-75	15	70	15	0.2
	H	335	15

Source: Equity (2020)

14.3.7	Gold Grade Estimation

Gold grade estimation for the Piaba open pit resource model was completed using ordinary kriging (“OK”). A single block model was generated for the Piaba deposit. Block dimensions of 10 m (east) by 5 m (north) and block height of 6 m was selected to reflect the geometry of the gold zone and current mining method. The block model was rotated counter-clockwise 20 degrees to match the strike of the ore body. The block model definitions are summarised in Table 14-10.

Table 14-10: Piaba Open Pit Block Model Index

Axis	Block Size	Rotation	Base Point	Block Count
X	10	0	413,500	550
Y	5	0	9,855,100	344
Z	6	-20	-714	146
Total				27,623,200

Source: Equity (2020)

Estimates were generated using two estimation passes with capped three metre composites. For blocks outside the gold zone, gold grades were estimated by directly assigning the grades from six metre bench composites to the block model. In absence of a six metre bench composites within a waste block, the gold grade estimates were generated using the three metre composites. The search parameters used are summarised in Table 14-11.

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Table 14-11: Search Interpolation Parameters for Piaba Open Pit Resource Model

Domain	Pass	Search Axis Orientation			LVA	Search Radii
		X	Y	Dip		X	Y	Z
21,41	1	0	335	0	No	70	70	20
	2	0	335	0	No	105	105	30
22,42	1	65	335	-75	Yes	90	60	40
	2	65	335	-75	Yes	135	90	60
23,43	1	65	335	-75	Yes	70	55	40
	2	65	335	-75	Yes	110	90	60
24,44	1	65	335	-75	Yes	80	80	40
	2	65	335	-75	Yes	120	120	60

Pass	Min Sample	Max Sample	Limit by Hole
1	5	12	3
2	3	12	3

Source: Equity (2020)

For waste domains, the second pass for each respective regolith domain was used. Within the saprolite, transition and fresh Piaba main gold zone domains, locally varying anisotropy (“LVA”) was applied. The anisotropy orientations were generated from a reference surface representing the footwall contact of the Piaba gold zone. Final search ellipse orientations for the anisotropy model were coded to the block model.

14.3.8	Validation of Grade Estimates

Grade estimates were validated by completing a series of visual checks in plan and cross section, swath plots for each domain, comparing block estimates to composite samples (cross validation), and comparing OK estimates with inverse distance (“ID”) and comparing past production to the estimates generated.

Swath Plots

Swath plots were completed for the main Piaba gold zone domains. Figure 14-15 shows the block estimates in blue, nearest neighbour in red, composite samples in black. Blue histograms represent the number of samples within each swath. In general, the trends of grade are reproduced by the resource model where there are greater than twenty samples.

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Figure 14-15: Vertical and Perpendicular Swath Plots of Piaba Gold Zone Domains

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Source: Equity (2020)

Cross Validation

Cross validation was completed to check for reproduction of composite sample grades to estimated grades.

Table 14-12 summarises the comparison of composite sample average grades versus average block gold estimates. The correlation coefficient for most domains is above 0.7, except for the transition gold zone. The weaker correlation coefficient within the transition domain is attributed to the closer spaced drilling and where overlapping grade control and exploration data occur. The averages represented by the composite samples are honoured by the block model.

Table 14-12: Comparison of Average Block Estimates versus Composite Samples within a Block for Piaba

Domain Number	Average Grade (Au, g/t)		Correlation Coefficient
	Composite Samples	Block Estimates
21	1.14	1.12	0.89
22	1.31	1.34	0.71
23	1.33	1.3	0.69
24	1.45	1.39	0.75
Source: Equity (2020)

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Comparison of Estimation Techniques

Estimates were generated using inverse distance (squared and cubed), simulation, and nearest neighbour. The comparisons of these grade estimates over an area representing the 2019 production volume are presented in Table 14-13.

Table 14-13: Comparison of Different Estimation Techniques for Piaba

Interpolator	Number of Blocks > 0.6 g/t Au	Average Grade (g/t Au)

OK	2,878	1.63
ID3	2,781	1.69
ID2	2,884	1.63
NN	1,815	2.57

The ordinary kriging technique compares well to inverse distance estimators but does not compare well to nearest neighbour (“NN”).

Reconciliation to Past Production

During the 2019 calendar year Aurizona produced 75,282 oz of gold from 1.9 Mt at a head grade of 1.39 g/t Au. Current mining processes that include stockpiling and ore blending do not permit day to day or week to week reconciliation of the mined quantities to gold produced. However, longer term reconciliation is possible and reduces errors introduced from ore re-handling and stockpiling due to seasonal depletion. The mining depletion was compared to the current estimate to assess the accuracy of the current resource model over the 2019 calendar year.

Table 14-14: Reconciliation of Current Resource Model to 2019 Production

Source	Ore Mined (Kt)	Grade (Au, g/t)	Contained Metal (Au, oz)
2020 Resource Model	1806	1.55	90,485
Grade Control Model	1,518	1.71	83,313
2019 Production	1,863	1.38	85,979
Source: Equity (2020)

In general, the grade estimates are smoothed to the size of the smallest mining unit (“SMU”). In the upper portions of the deposit where grade control drilling coincides with exploration drilling, some areas have greater heterogeneity that is not honoured well at the current block scale used in the current resource model. The mine site uses a sub-blocked model that captures ore heterogeneity better, which can inform short range production forecasts. This is demonstrated by how the current resource model captures similar gold grades to the grade control model, however overestimates tonnage within the Piaba gold zone.

It is anticipated with greater operational maturity a more robust reconciliation program can be implemented to assess the performance of the resource model and methodology.

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14.3.9	Classification of Mineral Resources

Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves by Trevor Rabb, P.Geo. (APEGBC #39599), an appropriate independent qualified person for the purpose of NI 43-101.

Mineral resource classification is subjective in nature and is guided by the data used in preparing the estimate. Classification of resources has considered geological continuity, data spacing, data type, data source, data quality, and geostatistical evaluation of these data. The criteria used for resource classification is summarised in Table 14-15.

Table 14-15: Piaba Open Pit and Underground Resource Classification Criteria

Classification	Criteria for Resource Classification - Piaba Open Pit
	Number of Holes Used	Average Distance to Samples	Zone Width	Probability of Block Greater than 0.3 g/t	Vertical Distance from Current Topography	Nominal Drill Hole Spacing
Measured	≥ 3	≤ 50 m	≥ 15 m	70%	≤ 150 m	≤ 50 m
Indicated	≥ 3	≤ 50 m	No Restriction	No Restriction	No restriction	≤ 80 m
Inferred	≥ 1	≥ 50 m	No Restriction	No Restriction	No restriction	≥ 80 m

Source: Equity (2020)

Estimated blocks were assigned to measured classification if:

•	samples from at least three holes were used to estimate the block
•	the average distance of samples used for the estimate are less than 50 m
•	the gold zone width at least 15 m
•	there is a 70% probability that the block is greater than 0.3 g/t gold
•	blocks were within 150 m vertical extent of the current topography

Nominal drill hole spacing within the measured classification shell is 50 m or less, and averages 30 m.

Estimated blocks are assigned to indicated classification if:

•	samples from at least three holes were used to estimate the block
•	the average distance of samples used for the estimate are less than 50 m

Nominal drill hole spacing within the indicated classification shell is 80 m or less, and averages 40 m.

All other blocks were assigned to inferred classification. Nominal drill hole spacing within the inferred classification is 300 m or less, and averages 118 m.

14.3.10	Density

Density was estimated using inverse distance squared (“ID2”) for the gold zone and waste domains. Density values used relied on the wax immersion method for density determination (see section 11.7). The search parameters used for estimating density were the same as for the second pass of the gold grade estimation (see Table 14-11). Un-estimated blocks, and blocks representing the Piaba West gold zone were assigned domain averages from their respective regolith domains shown in Table 14-16.

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Table 14-16: Summary of Bulk Density Values and Number of Samples for Each Domain

Domain	Domain Number	Number of Samples	Average Bulk Density
Waste
Laterite	11	506	2.05
Saprolite	12	4,280	1.79
Transition	13	1,996	2.25
Fresh	14	8,473	2.73
Gold Zone
Laterite	21	61	2.06
Saprolite	22	1,054	1.92
Transition	23	698	2.35
Fresh	24	2,408	2.74

Source: Equity (2020)

14.3.11	Mineral Resource Statement

The Piaba Mineral Resources are summarised in Table 14-7 at a 0.6 g/t gold cut-off within an optimised pit shell and illustrated in Figure 14-16.

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Table 14-17: Mineral Resource Statement for Piaba Open Pit deposit, Maranhão, Brazil, effective date December 31, 2019

Classification	Area	Cut-off Grade Gold	Tonnes	Gold	Contained Gold
		(g/t)	(kt)	(g/t)	(koz)
Measured	Open Pit	0.6	2,721	1.25	109
Indicated		0.6	3,339	1.36	146
Inferred		0.6	364	1.65	19
Measured	Saprolite	0.6	616	1.54	30
	Transition	0.6	326	0.95	10
	Fresh Rock	0.6	1,778	1.20	69
Indicated	Laterite	0.6	101	0.89	3
	Saprolite	0.6	605	1.42	28
	Transition	0.6	427	0.91	12
	Fresh Rock	0.6	2,206	1.45	103
M&I (open pit)	Laterite	0.6	102	0.89	3
	Saprolite	0.6	1,221	1.48	58
	Transition	0.6	753	0.93	22
	Fresh Rock	0.6	3,984	1.34	172
	Total	0.6	6,060	1.31	255
Inferred	Laterite	0.6	49	0.90	1
	Saprolite	0.6	91	1.27	4
	Transition	0.6	30	0.89	1
	Fresh Rock	0.6	194	2.13	13

Notes:
1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.	Mineral Resources are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in
4.	Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold.
5.	The Mineral Resource statement has been prepared by Trevor Rabb, P. Geo. (Equity) who is a QP as defined by NI 43-101.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Any discrepancies in the totals are due to rounding.
8.	Mineral resources from Piaba Open Pit, Piaba Underground, and Boas Esperança presented herein have an effective date of December 31, 2019.
9.	Mineral Resources from Tatajuba have an effective date of January 24, 2020.
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Figure 14-16 Cross Section of the Piaba Open Pit Block Model

Source: Equity (2020)

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14.4	Piaba Underground

This section describes the underground portion of the Piaba deposit’s Mineral Resource.

14.4.1	Drill Hole Database

The drill hole database supporting the underground portion of the Piaba deposit Mineral Resource was provided by Equinox Gold. This database has a cut-off date of July 4, 2018 and considers only exploration drilling completed up to January 24, 2018. No additional drilling within the underground resource area had been completed by MASA from January 24, 2018 up to October 15, 2019 therefore the data used for the estimate is considered current.

The drill hole database was accepted as is, with few modifications that included:

•	intervals representing unsampled or missing assay results were omitted
•	zero grade assay intervals were assigned a grade of 0.0025 g/t gold
•	intervals below detection limit were assigned 0.0025 g/t gold, representing half detection limit.

Drill Hole Data Statistics

The drill hole data statistics used for the underground resource estimates are summarised in Table 14-18.

Table 14-18: Drill Hole Database Summary for Piaba Underground

Database	Drilling Method	Number of Holes	Metres	Number of Samples
Exploration	DDH	250	65,189	47,689
	RC	18	2,052	2,043

Source: Equity (2020)

14.4.2	Geological Models

The Piaba underground model used the same criteria to generate the gold zone as the open pit model; however, additional detailed geological modelling was completed within the fresh zone and used in the underground resource model. Modelling focused on narrower, higher grade structures that could be selectively mined and incorporated into the underground resource. These narrow high-grade structures could be exploited using more selective mining methods and narrower mining widths common to underground mining methods. Sixteen high-grade domains were generated within the fresh zone of the Piaba deposit and can be grouped as central (n=4), footwall (n=7), and hanging wall (n=5) domains. The high-grade domains conform to the geometry of the main gold zone and is shared with the open pit model Figure 14-17 and Figure 14-18.

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Figure 14-17: Isometric View of Piaba Underground Footwall High Grade Gold Zones (looking northeast)

Source: Equity (2020)

Figure 14-18: Isometric View of Piaba Underground Hangingwall High Grade Gold Zones(looking southwest)

Source: Equity (2020)

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Table 14-19: Piaba Underground Resource Domains

Estimation Domain	Regolith Profile	Domain Number
Central High-Grade Zone	Fresh	324
	Fresh	424
	Fresh	824
	Fresh	1624
Hangingwall High-Grade Zone	Fresh	124
	Fresh	524
	Fresh	724
	Fresh	1624
	Fresh	1724
Footwall High-Grade Zone	Fresh	224
	Fresh	924
	Fresh	1124
	Fresh	1224
	Fresh	1324
	Fresh	1424
	Fresh	1524
Piaba Gold Zone	Fresh	24

Source: Equity (2020)

The underground high-grade domains are defined by drill hole intervals that have greater than 2% total sulphide content, greater than 5% quartz veining, and gold grade greater than 0.7 g/t. Core photos were reviewed to ensure the zones were visually distinct and showed similar veining to surrounding intervals where no logged data was available to support the inclusion of intervals into the high-grade domains and coincident high-grade gold values suggested correlation. It is likely that this approach would follow visual grade control procedures in an underground mining scenario. The resulting interpretation forms the high-grade gold domains that are all contained entirely within the Piaba Gold zone. Footwall or hanging wall contacts are occasionally shared between the Piaba gold zone and high-grade zones.

A datum was created to separate the open pit and underground portions of the resource. This datum consists of a surface that is the lower of the transition-fresh rock boundary or base of the reserve pit, both of which have been offset 20 m vertically.

14.4.3	Compositing

Prior to compositing, sample length within the gold zone was investigated. Sample lengths are predominantly one metre (62%) and two metres long (23%) therefore a composite sample length of two metres was chosen to honour original sample lengths and block size. Composite samples less than 0.5 m were discarded.

14.4.4	Grade Capping

To manage the spatial influence of potential outliers, sample statistics were examined using probability plots, cumulative frequency plots, mean versus top cut value and coefficient of variation versus top cut value. Top cut values were selected based on population breaks observed on probability plots. These top cut values were compared to decile analysis using a similar method described by Parrish (1997). Capping analysis was completed on the two-metre composite samples. Capping values are summarised in Table 14-20.

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Table 14-20: Summary of Piaba Underground Capping Values by Resource Domain
Estimation Domain	Domain Number	Number of Data	Capped Value	Number Capped	Average Capped	Average Uncapped	Percent Difference
GZFresh	24, 44	6,063	40	9	1.29	1.33	3%
HG-1	124	27	8	1	2.28	2.59	12%
HG-2	224	21	-	0	2.11	2.11	0%
HG-3	324	361	10	4	1.84	2.13	14%
HG-4	424	332	40	5	3.57	4.39	19%
HG-5	524	27	10	2	3.22	6.24	48%
HG-7	724	63	7	2	1.8	2.09	14%
HG-8	824	639	40	2	2.48	2.51	1%
HG-9	924	42	10	1	2.71	4.00	32%
HG-10	1024	73	10	3	2.5	2.71	8%
HG-11	1124	29	6	1	1.88	2.03	7%
HG-12	1224	38	15	2	4.06	4.31	6%
HG-13	1324	67	12	1	2.52	2.72	7%
HG-14	1424	40	10	1	2.94	3.03	3%
HG-15	1524	13	-	0	2.08	2.08	0%
HG-16	1624	143	10	3	2	2.16	7%
HG-17	1724	44	7.5	2	2.82	3.41	17%
Source: Equity (2020)

14.4.5	Exploratory Data Analysis

Gold grade distribution of the composite samples was completed in an effort to better understand the spatial distribution of the data. The capped sample statistics for the central, hangingwall and footwall domains are presented in Figure 14-19 to Figure 14-22.

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Figure 14-19: Boxplots of Capped Two Metre Composite Samples within the Piaba Underground Central Resource Domains

Source: Equity (2020)

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Figure 14-20: Boxplots of Capped Two Metre Composite Samples within the Piaba Underground Hanging Wall Resource Domains

Source: Equity (2020)

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Figure 14-21: Boxplots of Capped Two Metre Composite Samples within the Piaba Underground Footwall Resource Domains

 Source: Equity (2020)

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Figure 14-22: Boxplots of Two Metre Composite Samples within the Piaba Gold Zone and Fresh Rock Waste Domain

Source: Equity (2020)

14.4.6	Variography

Attempts were made to model variograms for each independent domain; however, low numbers of samples and the range in domain sizes generated unstable calculated variograms. To account for the instability, the samples were combined from the central domains (324, 424, and 824) for variogram calculation and modelling. The modelled variogram was applied to all the underground high-grade domains. A summary of the variogram parameters for the central domains of the Piaba underground resource model is summarized in Table 14-21.

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Table 14-21: Piaba Underground Variogram Model Parameters

Domain	Direction	Azimuth	Dip	D1	D2	H	CC	Nugget
Central HG Domains (324, 424, 824)	D1	65	0	80	70	5	0.3	0.15
	D2	335	-75	90	70	5	0.55
	H	335	15
24	D1	65	0	30	20	10	0.6	0.2
	D2	335	-75	70	60	15	0.2
	H	335	15

Source: Equity (2020)

14.4.7	Gold Grade Estimation

Gold grade estimation for the Piaba open pit resource model was completed using OK. A single block model was generated for the underground portion of the Piaba deposit. Block lengths and widths of five metres by five metres and block heights of five metres were selected to reflect the geometry of the gold zone and provide better selectivity required for underground mining methods. The block model was rotated counter-clockwise 20 degrees to match the strike of the ore body. The block model definitions are summarised in Table 14-22.

Table 14-22: Piaba Underground Block Model Index
Axis	Block Size	Rotation	Base Point	Block Count
X	5	0	413,498.727	1100
Y	5	0	9,855,098.655	344
Z	5	-20	-747.5	181
Total				68,490,400
Source: Equity (2020)

Estimates were generated using two estimation passes with capped two metre composites. The search parameters used are summarised in Table 14-23.

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Table 14-23: Search Interpolation Parameters for Piaba Underground Resource Model

Domain	Pass	Search Axis Orientation			Search Radii
		X	Y	Dip	X	Y	Z
124 to 1724	1	65	335	-75	90	70	15
	2	65	335	-75	135	105	22.5
24	1	65	335	-75	70	60	15
	2	65	335	-75	105	90	22.5

Pass	Min Sample	Max Sample	Limit by Hole
1	6	16	4
2	4	16	4

Source: Equity (2020)

14.4.8	Validation of Grade Estimates

Validation models generated for Piaba underground were validated by completing a series of swath plots, cross validation plots and running estimates without holes (jack knife estimate). Where available, estimates were validated against composite sample histograms, production data and compared to estimates using ID2 and ID3 interpolation techniques (Table 14-24).

Table 14-24: Comparison of Different Interpolation Methods for the Piaba Underground Resource

Domain	Blocks Estimated	Au Grade Diluted (g/t)			Au Grade Undiluted (g/t)			Sample Mean
		OK	ID2	ID3	OK	ID2	ID3	Au (g/t)
24	219,028	0.72	0.77	0.77	0.72	0.77	0.77	0.75
124	582	2.07	2.26	2.28	2.71	2.99	3.02	2.28
224	265	1.76	1.81	1.79	2.05	2.15	2.13	2.11
324	10,522	2.43	2.24	2.24	3.06	2.97	2.96	1.84
424	10,149	3.73	3.81	3.76	4.51	4.73	4.66	3.57
524	156	2.33	2.70	2.91	3.17	3.96	4.29	3.22
724	1,321	1.54	1.41	1.36	1.84	1.69	1.63	1.80
824	19,707	2.64	2.38	2.39	3.33	3.12	3.14	2.48
924	1,057	2.86	2.84	2.83	3.89	3.68	3.66	2.71
1024	3,411	2.75	2.27	2.25	3.21	2.69	2.66	2.50
1124	875	1.63	1.75	1.76	1.76	1.88	1.89	1.88
1224	297	3.19	2.96	2.90	4.51	4.19	4.12	4.06
1324	1,462	2.23	2.15	2.15	2.82	2.72	2.72	2.52
1424	2,720	2.49	2.44	2.48	2.78	2.92	2.97	2.94
1524	540	1.35	1.33	1.33	1.69	1.65	1.65	2.08
1624	2,156	1.92	1.82	1.79	2.49	2.38	2.33	2.00
1724	1,104	2.35	2.84	2.98	2.81	3.54	3.73	2.82

Source: Equity (2020)

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Vertical swath plots show that composite grades and estimates within well informed domains show good correlation above -250 m RL. Below -300 m RL significant disparity between composite sample grades and estimates exist. Domain 24 (excluding high grade domains) does not exhibit this same behaviour (Figure 14-23). This is a function of the drill hole spacing within the high-grade domain estimates.

Figure 14-23: Vertical Swath Plots for Piaba Underground Resource Gold Zone (Domain 24)

Source: Equity (2020)

Overall, diluted block estimates plot beneath undiluted block estimates and capped composite gold values (Figure 14-24). Swath plots show good correlation between undiluted block estimates and composite samples.

Figure 14-24: Swath Plots Comparing Composite Sample Grades and Diluted and Undiluted Estimated Block Grades for the Central Domains of the Piaba Underground Resource Model

Source: Equity (2020)

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14.4.9	Classification of Mineral Resources

Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves by Trevor Rabb, P.Geo. (APEGBC #39599), an appropriate independent qualified person for the purpose of NI 43-101.

Mineral resource classification is subjective in nature and is guided by the data used in preparing the estimate. Classification of resources has considered geological continuity, data spacing, data type, data source, data quality, and geostatistical evaluation of these data. The criteria used for Mineral Resource classification is summarised in Table 14-25.

Table 14-25: Piaba Underground Resource Classification Criteria

Classification	Criteria for Resource Classification - Piaba Underground
	Number of Holes Used	Average Distance to Samples	Zone Width	Probability of Block Greater than 0.3 g/t	Vertical Distance from Current Topography	Nominal Drill Hole Spacing
Indicated	≥ 3	≤ 50 m	No Restriction	No Restriction	No restriction	≤ 80 m
Inferred	≥ 1	≥ 50 m	No Restriction	No Restriction	No restriction	≥ 80 m

Source: Equity (2020)

Estimated blocks are assigned to indicated classification if:

•	samples from at least three holes were used to estimate the block
•	the average distance of samples used for the estimate are less than 50 m

Blocks outside of the gold zone that were pierced by a grade control drill hole were also classified as indicated. Nominal drill hole spacing within the indicated classification shell is 80 m or less, and averages 40 m.

All other blocks were assigned to inferred classification. Nominal drill hole spacing within the inferred classification is 300 m or less, and averages 118 m.

14.4.10	Density

Geostatistics of the specific gravity data from the high-grade domains did not show any significant difference from the fresh Piaba Gold Zone. Therefore, the underground bulk density estimation of high-grade domains and the surrounding gold zone were not subdivided during bulk density estimation or assignment of bulk density values.

Density was estimated using inverse distance squared for the gold zone and waste domains. Density values used relied on the wax immersion method for density determination (see section 11.7). The search parameters used for estimating density were the same as for the second pass of the gold grade estimation Un-estimated blocks were assigned domain averages from their respective regolith domains shown in Table 14-26.

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Table 14-26: Summary of Bulk Density Values and Number of Samples for Each Domain

Piaba Bulk Density
Domain	Domain Number	Number of Samples	Average Bulk Density
Waste
Fresh	14	8473	2.73
Gold Zone
Fresh	24	2408	2.74

Source: Equity (2020)

14.4.11	Mineral Resource Statement

A summary of the Indicated and Inferred resources at a 1.0 g/t cut-off below the underground resource datum for Piaba are summarised in Table 14-27 and illustrated in Figure 14-25.

Table 14-27: Mineral Resource Statement for Piaba Underground deposit, Maranhão, Brazil, effective date December 31, 2019

Classification	Area	Au Cut-off	Tonnage	Au	Au
		(g/t)	(kt)	(g/t)	(koz)
Indicated	Underground	1.0	7,317	1.96	460
Inferred	Underground	1.0	16,500	1.98	1,052

Source: Equity (2020)

Notes:
1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.	Mineral Resources are constrained using the parameters outlined in Table 1-2.
4.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.	Any discrepancies in the totals are due to rounding.
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Figure 14-25: Cross Section of the Piaba Underground Block Model

Source: Equity (2020)

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14.5	Boa Esperença Open Pit

This section describes the Boa Esperança resource.

14.5.1	Drill Hole Database

The drill hole database supporting the Boa Esperança Mineral Resource was provided by Equinox Gold. This database has a cut-off date of January 24, 2018. No additional drilling within the Boa Esperança area had been completed by MASA from January 24, 2018 up to December 31, 2019 therefore the data used for the estimate is considered current.

The drill hole database was accepted with few modifications; these included:

•	Intervals representing unsampled or missing assay results were omitted
•	Zero grade assay intervals were assigned a grade of 0.0025 g/t gold
•	Intervals below detection limit were assigned 0.0025 g/t gold, representing half detection limit.

Drill Hole Data Statistics

The drill hole data statistics used for the Boa Esperança resource estimate are summarised in Table 14-28.

Table 14-28: Boa Esperança Drill Hole Database Summary
Database	Hole Type	Number of Holes	Metres	Number of Samples
	DDH	15	2,790	2,122
Exploration	RC	106	7,284	7,403
	Auger	183	1,519	1,523
	Total	304	11,593	11,048
Source: Equity (2020)

14.5.2	Geological Models

The Boa Esperança mineralised domains represent sub-vertical shear zones coincident with 0.3 g/t gold or greater and moderate veining. Five domains have been generated for Boa Esperança that are shown in Figure 14-26. The estimation domains for Boa Esperança are summarised in Table 14-29.

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Figure 14-26: Plan and Northwest Perspective View of Boa Esperança Gold Zone Resource Domains

Source: Equity (2020)

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Table 14-29: Boa Esperança Resource Domains
Estimation Domain	Regolith Profile	Domain Number
Boa 1	Laterite	101
	Saprolite	102
	Transition	103
	Fresh	104
Boa 2	Laterite	111
	Saprolite	112
	Transition	113
	Fresh	114
Boa 3	Laterite	121
	Saprolite	122
	Transition	123
	Fresh	124
Boa 4	Laterite	131
	Saprolite	132
	Transition	133
	Fresh	134
Boa 5	Laterite	141
	Saprolite	142
	Transition	143
	Fresh	144
Waste	Laterite	151
	Saprolite	152
	Transition	153
	Fresh	154
Source: Equity (2020)

14.5.3	Composites

Prior to compositing, sample length versus grade was investigated for Boa Esperança. Modal samples lengths are one metre. Shorter sample lengths are generally coincident with higher grades, indicating that sampling followed visual indications of mineralisation. Therefore, assays were composited prior to grade capping.

Samples were composited to two metre lengths to match the initial sample lengths and to honor the block dimensions. Only two samples within the gold zone were generated that had composite sample lengths less than 0.5 m. These samples were included in the estimate.

14.5.4	Grade Capping

To manage the spatial influence of potential outliers, sample statistics were examined using probability plots, cumulative frequency plots, mean versus top cut value and coefficient of variation versus top cut value. Top cut values selected based on population breaks observed on probability plots. These top cut values were compared to decile analysis using a similar method described by Parrish (1997). Capping analysis was completed on the two-metre composite samples. Capping values are summarised in Table 14-30.

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Table 14-30: Summary of Boa Esperança Capping Values by Resource Domain
Estimation Domain	Domain Number	Number of Data	Capped Value	Number Capped	Average Capped	Average Uncapped	Percent Difference
D1Lat	101	66	3.00	4	0.67	0.829	19%
D1SapTrF	102, 103, 104	177	4.00	5	0.65	0.979	33%
D2Lat	111	95	2.50	4	0.68	0.729	7%
D2SapTrF	112, 113, 114	201	4.00	6	0.89	0.93	4%
D3Lat	121	73	2.50	4	0.76	0.849	11%
D3SapTrF	122, 123, 124	189	4.00	8	1.01	1.078	6%
D4Lat	131	50	-	-	0.35	-	-
D4SapTrF	132, 133, 134	99	3.00	6	0.72	0.769	7%
D5Lat	141	2	-	-	0.92	-	-
D5SapTrF	142, 143, 144	13	-	-	0.57	-	-
Waste Lat	151	1,056	2.50	3	0.12	0.121	1%
Waste SapTrF	152, 153, 154	3,913	2.50	8	0.07	0.077	4%
Source: Equity (2020)

14.5.5	Exploratory Data Analysis

Gold grade distributions of the composite samples were completed to assist with understanding the spatial distribution of the data. The capped sample statistics for the Boa Esperança resource domains are summarised in Figure 14-27.

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Figure 14-27: Boxplots of Two Metre Composite Samples for Boa Esperança Resource Domains

Source: Equity (2020)

14.5.6	Variography

Due to the low number of samples, only unstable variograms were calculated; therefore, no variogram modelling was attempted for Boa Esperança.

14.5.7	Gold Grade Estimation

Gold grade estimation for the Boa Esperança resource model was completed using inverse distance squared. A single block model was generated for the Boa Esperança deposit. Block dimensions of 10 m (east) by 5 m (north) and block height of 3 m was selected to reflect the geometry of the gold zone and future mining method. The block model was rotated counter-clockwise 25 degrees to match the strike of the ore body. Due to the lack of samples, domains were combined for the saprolite, transition and fresh, whereas the laterite domain was kept separate. The block model definitions are summarised in Table 14-31.

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Table 14-31: Boa Esperança Block Model Index

Axis	Block Size	Rotation	Base Point	Block Count
X	10	0	416,400	145
Y	5	0	9,855,917	110
Z	3	-25	-200	100
Total				1,595,000

Source: Equity (2020)

Estimates were generated using two estimation passes with capped two metre composites. The search parameters used are summarised in Table 14-32.

Table 14-32: Search Interpolation Parameters for Boa Esperança Resource Model

Domain	Pass	Search Axis Orientation			Search Radii
		X	Y	Dip	X	Y	Z
Laterite	1	65	335	-80	40	40	10
	2	65	335	-75	90	90	15
Sap, Tr, and Fr	1	65	335	-75	50	50	25
	2	65	335	-75	90	90	35

Source: Equity (2020)

14.5.8	Validation of Grade Estimates

Swath plots and cross validation methods were used to validate the Boa Esperança model. Swath plots in Figure 14-28 and Figure 14-29 show average estimated block grades in blue, nearest neighbor values in red, and composite samples in black. Light blue histograms represent the number of composite samples within each swath index.

Figure 14-28: Vertical Swath Plots for Boa Esperança Gold Zone Resource Domains

Source: Equity (2020)

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Figure 14-29: Swath Plots Comparing Composite Grades and Diluted and Undiluted Block Grade Estimates for the Boa Esperança Resource Model

Source: Equity (2020)

14.5.9	Classification of Mineral Resources

The criteria shown in Table 14-33 outlines the criteria for resource classification for the Boa Esperança resource model.

Table 14-33: Boa Esperança Resource Classification Criteria

Classification	Criteria for Resource Classification - Boa Esperança
	Number of Holes Used	Average Distance to Samples	Nominal Drill Hole Spacing
Indicated	≥ 3	≤ 30 m	≤ 70 m
Inferred	≥ 2	≤ 60 m	≥ 70 m
or
Inferred	1	≤ 30 m	≥ 70 m
Source: Equity (2020)

Estimated blocks were assigned to indicated classification if samples from at least three holes were used to estimate the block, and the average distance of samples used for the estimate are less than 30 m. Nominal drill hole spacing from within the indicated classification shell is 70 m or less, and averages 32 m.

Blocks are assigned to inferred classification if samples from at least two holes were used, and the average distance to samples is 60 m or less. If only one hole was used to estimate the grade, the average distance tolerance is 30 m or less. Nominal drill hole spacing within this domain is 150 m or less, and averages 65 m.

14.5.10	Density

Boa Esperança did not have enough data to support a bulk density estimation. Only 80 bulk density analyses were available for the mineralized domains at Boa Esperança. Average bulk density values were assigned to Boa Esperança domains based on an average bulk density determination from Piaba and Boa Esperança. These bulk density values are summarised in Table 14-34.

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Table 14-34: Summary of Bulk Density Values used for Boa Esperança Resource Domains
Boa Esperança Bulk Density
Domain	Average Bulk Density
Waste
Laterite	1.90
Saprolite	1.70
Transition	2.23
Fresh	2.77
Gold Zone
Laterite	1.90
Saprolite	1.70
Transition	2.23
Fresh	2.77
Source: Equity (2020)

14.5.11	Mineral Resource Statement

A summary of the Indicated, and Inferred resources is summarised in Table 14-35 at a 0.6 g/t cut-off within an optimised pit shell and illustrated in Figure 14-30.

Table 14-35: Mineral Resource Statement for Boa Esperança deposit, Maranhão, Brazil, effective date December 31, 2019

Classification	Area	Cut-off Grade Gold	Tonnes	Gold	Contained Gold
		(g/t)	(kt)	(g/t)	(koz)
Indicated	Laterite	0.6	31	1.36	1
	Saprolite	0.6	298	1.16	11
	Transition	0.6	61	1.36	3
	Fresh Rock	0.6	54	1.31	2
	Total	0.6	445	1.22	17
Inferred	Saprolite	0.6	60	1.15	2
	Transition	0.6	11	1.26	1
	Fresh Rock	0.6	42	1.46	2
	Total	0.6	114	1.28	5

Source: Equity (2020)

Notes:
1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.	Mineral Resources are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in Table 2-1
4.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101.
5.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
6.	Any discrepancies in the totals are due to rounding.
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Figure 14-30: Cross Section of the Boa Esperança Open Pit Block Model

Source: Equity (2020)

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14.6	Tatajuba Open Pit

This section describes the Tatajuba deposit’s open pit Mineral Resources.

14.6.1	Drill Hole Database

The drill hole database supporting the Tatajuba deposit Mineral Resource was provided by Equinox Gold and has a cut-off date of January 24, 2020. The database is comprised of a single database containing diamond drill holes and auger drill holes completed up to December 20, 2019.

The drill hole database was accepted as is, with few modifications that included:

•	intervals representing unsampled or missing assay results were omitted
•	intervals reporting below detection limit were assigned a value of 0.0025 g/t gold, representing a value approximately half the detection limit.

Drill Hole Data Statistics

The drill hole data statistics used for the Tatajuba deposit mineral resource estimates are summarised in Table 14-36.

Table 14-36: Tatajuba Drill Hole Database Summary
Database	Hole Type	Number of Holes	Metres	Number of Samples
Exploration	DDH	86	12,094	10,921
	Auger	362	3,085	3,097
	Total	448	15,178	14,018
Source: Equity (2020)

14.6.2	Geological Models

Mineralisation at Tatajuba is associated with elevated quartz veining, abundant sulphides, and silicified quartz diorite host rock. Discontinuous pods of ultramafic and mafic to intermediate rock bodies occur in the hanging wall and footwall. In addition to the quartz diorite unit, the mafic and ultramafic rock types are host rocks to the mineralisation (Figure 14-31). To assist with generating resource domains, three models representing regolith, lithology, silicification were generated. Resource domains are shown in in Figure 14-32 and summarised in Table 14-37.

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Figure 14-31: Isometric View of Tatajuba Lithology Model (looking northeast)

Source: Equity (2020)

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Figure 14-32: Isometric View of Tatajuba Gold Zones Resource Domains (looking northeast)

Source: Equity (2020)

Table 14-37: Tatajuba Resource Domains
Estimation Domain	Regolith Profile	Domain Number
Tatajuba Gold Zone	Laterite	81
	Saprolite	82
	Transition	83
	Fresh	84
Waste	Laterite	11
	Saprolite	12
	Transition	13
	Fresh	14
Source: Equity (2020)

14.6.3	Composites

Original sample lengths for Tatajuba are almost entirely taken at one metre intervals. A composite sample length of two metres was selected to honor block size and future mining method. Residual samples less than 0.5 m were added to the final downhole interval. The compositing process was broken at domain boundaries respecting regolith contacts.

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14.6.4	Exploratory Data Analysis

Gold grade distribution of the composite samples was completed to assist with understanding the spatial distribution of the data. Boxplot and summary statistics of the uncapped composite samples are shown in Figure 14-33.

Figure 14-33: Boxplot of Two Metre Composite Samples for Tatajuba Deposit Area

Source: Equity (2020)

14.6.5	Grade Capping

To manage the spatial influence of potential outliers, sample statistics were examined using probability plots, cumulative frequency plots, mean versus top cut value and coefficient of variation versus top cut value. Top cut values selected based on population breaks observed on probability plots. These top cut values were compared to decile analysis using a similar method described by Parrish (1997). Capping analysis was completed on the two-metre composite samples. Summary of the capping values are summarised in Table 14-38.

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Table 14-38: Summary of Capping Values for Tatajuba

Estimation Domain	Regolith	Domain Number	Number of Data	Capped Value	Number Capped	Average Capped	Average Uncapped	Percent Difference
Gold Zone	Laterite	81	273	-	0	0.62	0.62	0.0%
	Saprolite	82	354	35	2	1.52	1.74	12.7%
	Transition	83	160	-	0	0.94	0.94	0.0%
	Fresh	84	695	35	1	1.35	1.36	0.1%
Waste	Laterite	11	578	2	1	0.10	0.11	9.5%
	Saprolite	12	2,410	2	6	0.07	0.07	4.0%
	Transition	13	815	2	1	0.05	0.06	9.8%
	Fresh	14	2,562	2	9	0.06	0.07	7.4%

Source: Equity (2020)

14.6.6	Declustering

Several holes are drilled subparallel to the Tatajuba gold zone. To assist with generating representative estimates, composite sample weights were generated using cell declustering to the same scale as the block model for samples within the gold zone. Box and whisker plots with summary statistics for the gold zone showing capped, declustered values are summarised in Figure 14-34.

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Figure 14-34: Box and Whisker Plots and Summary Statistics for Declustered two metre Capped Composite Samples for Tatajuba

Source: Equity (2020)

14.6.7	Variography

Individual domains for the Tatajuba deposit do not have enough samples over the entire range to reliably model directional variograms. Omnidirectional variograms were calculated and modelled for combined laterite-saprolite and transition-fresh Tatajuba gold zone domains (Figure 14-35). Modelled omnidirectional variogram ranges are 70 m for the laterite-saprolite domains, and 90 m for the transition-fresh domains. These ranges were used a guide for interpolation parameters used for the Tatajuba Mineral Resource estimate.

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Figure 14-35: Omnidirectional Semi Variograms

Source: Equity (2020)

14.6.8	Boundary Analysis

To determine the treatment of domain boundaries during estimation, boundary analysis was completed between all regolith domains within the Tatajuba gold zone. Contact plots are shown in Figure 14-36 and summarised in Table 14-39.

Figure 14-36 Boundary Analysis of Tatajuba Gold Zone Domains

Source: Equity (2020)

Table 14-39: Summary of Boundary Analysis for Tatajuba
Estimation Domain	Regolith	Boundary Type	Contact Buffer Distance (m)
Gold Zone	Laterite - Saprolite	Semi-Hard	24
	Saprolite - Transition	Hard	-
	Transition - Fresh	Semi-Hard	18
Source: Equity (2020)

Estimation of the laterite portion of the gold zone used a semi-hard boundary during estimation. A buffer of 24 m surrounding the laterite-saprolite contact was used to estimate the laterite portion of the gold zone.

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Estimation of the saprolite and transition portions of the gold zone used hard boundaries.

Estimation of the fresh portion of the gold zone used semi-hard boundaries. A buffer of 18 m surrounding the transition-fresh contact was used to estimate the fresh portions of the gold zone.

14.6.9	Gold Grade Estimation

Gold grade estimation for the Tatajuba resource models were completed using inverse distance cubed (ID3) using capped, declustered composite samples. Block dimensions of 10 m (east) by 5 m (north) and block height of 6 m was selected to reflect the geometry of the gold zone and future mining method. No rotation was applied to the block model. The block model definitions of Tatajuba are summarised in Table 14-40.

Table 14-40: Tatajuba Block Model Index

Axis	Block Size	Rotation	Base Point	Block Count
X	10	0	411,470	117
Y	5	0	9,855,300	113
Z	6	0	-260	60
Total				793,260

Source: Equity (2020)

Estimates were generated using two estimation passes with capped two metre composite samples. De-clustered weights were used during estimation. Search parameters are summarised in Table 14-41.

Table 14-41: Search Interpolation Parameters for Tatajuba Resource Model

Domain	Pass	Search Axis Orientation			Search Radii
		X	Y	Dip	X	Y	Z
81	1	80	350	0	50	30	10
	2	80	350	0	70	50	10
82	1	80	350	-80	50	50	15
	2	80	350	-80	70	70	15
83	1	80	350	-80	50	50	15
	2	80	350	-80	70	70	15
84	1	80	350	-80	50	50	15
	2	80	350	-80	90	90	20
Source: Equity (2020)

Search orientations for the saprolite, transition and fresh domains use locally varying anisotropy to compensate for minor bends in the gold zone domain. Estimates were generated for the waste domains using the first pass interpolation parameters for each respective regolith domain.

14.6.10	Validation of Grade Estimates

Validation of grade estimates was completed using visual checking, and geostatistical evaluation of sample grades against block estimates, swath plots, and comparing histograms of composite samples versus block estimates.

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The cross validation shows good local reproducibility and reproduction of composite sample means (Table 14-42). The transition portion of the Tatajuba gold zone shows the weakest correlation between estimates and average of composites within a block. This is mainly due to the thin profile of the transition gold zone domain, and few samples occurring within the central portion of the Tatajuba transition gold zone where the transition profile is thinnest.

Table 14-42: Summary of Composite Sample Average and Block Estimate Average for Tatajuba

Domain Number	Average Grade (Au, g/t)		Correlation Coefficient
	Composite Samples	Block Estimates
81	0.56	0.55	0.89
82	1.80	1.65	0.93
83	0.98	0.97	0.68
84	1.37	1.34	0.92

Source: Equity (2020)

Swath plots were generated on six metre elevation intervals and on 40 m easting intervals (Figure 14-37). The blue line represents block average grade, red line represents nearest neighbor grade, and black line represents composite sample grade. The light blue histogram represents composite sample counts within each swath. In general, the estimates show good correlation with sample grade profiles across and vertically within the model.

Figure 14-37: Swath Plots Comparing Block Estimates, Nearest Neighbor, and Composite Samples

Source: Equity (2020)

14.6.11	Classification of Mineral Resources

Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves by Trevor Rabb, P.Geo. (APEGBC #39599), an appropriate independent qualified person for the purpose of NI 43-101.

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Mineral resource classification is subjective in nature and is guided by the data used in preparing the estimate. Classification of resources has considered geological continuity, data spacing, data type, data source, data quality, and geostatistical evaluation of these data. The criteria used for Resource classification is summarised in Table 14-43.

Table 14-43: Tatajuba Resource Classification Criteria

Classification	Criteria for Resource Classification
	Number of holes used	Average Distance to Samples	Nominal Drill Hole Spacing
Indicated	≥ 2	≤ 50 m	50 m by 20 m
Inferred	≤ 2	> 50 m	50 m by > 20 m

Source: Equity (2020)

Estimated blocks were assigned to indicated classification if samples from at least two drill holes were used to estimate the block and the average distance of samples used for the estimate are less than 50 m. Nominal drill hole spacing from within the Indicated classification shell is completed on 50 m spaced sections and 20 m apart on section.

All other blocks were assigned to the inferred classification. The deposit model was truncated at -260 m elevation to honor holes drilled orthogonal to the resource domain. Most blocks within the Inferred classification shell occur along the periphery of the Indicated classification shell and represent grade estimates based on the deepest drill holes on each section.

14.6.12	Density

Average densities from each respective domain were assigned to the block model. Table 14-44 summarises the density values used for each domain and the number of density determinations for each domain.

Table 14-44: Summary of Bulk Density Values Used for Tatajuba Resource Domains

Domain	Average Bulk Density	Number of Bulk Density Determinations
Waste
Laterite	1.94	58
Saprolite	1.86	525
Transition	2.39	301
Fresh	2.79	887
Gold Zone
Laterite	2.01	28
Saprolite	1.90	98
Transition	2.39	58
Fresh	2.77	267

Source: Equity (2020)

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14.6.13	Mineral Resource Statement

A summary of the Indicated, and Inferred resources is summarised in Table 14-45 and at a 0.6 g/t cut-off within an optimised pit shell and illustrated in Figure 14-38.

Table 14-45: Mineral Resource Statement for Tatajuba deposit, Maranhão, Brazil, effective date January 24, 2020

Classification	Area	Cut-off Grade Gold	Tonnes	Gold	Contained Gold
		(g/t)	(kt)	(g/t)	(koz)
Indicated	Laterite	0.6	135	1.15	5
	Saprolite	0.6	526	2.36	40
	Transition	0.6	417	1.16	16
	Fresh Rock	0.6	1,066	1.50	51
	Total	0.6	2,144	1.62	112
Inferred	Fresh Rock	0.6	234	2.98	22
	Total	0.6	234	2.98	22

Source: Equity (2020)

Notes:
1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.	Mineral Resources are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in Table 14-1.
4.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101.
5.	Mineral Resources that are not Mineral Reserves and do not have demonstrated economic viability.
6.	Any discrepancies in the totals are due to rounding.

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Figure 14-38 Cross Section of the Tatajuba Open Pit Block Model

Source: Equity (2020)

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15	Mineral Reserve Estimates

15.1        Summary

The reserves for the Aurizona Mine are based on the conversion of the Measured and Indicated resources within the Piaba Open Pit and Boa Esperança Open Pit current mine plan. Measured resources are converted to Proven Reserves and Indicated resources are converted directly to Probable Reserves.

The Mineral Resources in the Tatajuba deposit have not been included in the reserves for 2019. Currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity for additions to the Mineral Reserves.

The Mineral Resources in the Piaba underground area are also not considered in the reserves at this time and are discussed further in Section 24 as a potential opportunity for development of an underground mine and additions to the Mineral Reserves.

The total reserves for the Aurizona Mine are shown in Table 15-1. Some variation may exist due to rounding.

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Table 15-1: Aurizona Mine - Proven and Probable Reserves – December 31, 2019

	Proven			Probable			Total
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Note: This mineral reserve estimate is as of Dec 31, 2019 and is based on the mineral resource estimate dated Dec 31, 2019 for Aurizona Mine by Equity Exploration. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t for Piaba and Piaba East and 0.41 g/t for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

Source: AGP (2020)

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The QP has not identified any known legal, political, environmental, or other risks that would materially affect the potential development of the Mineral Reserves.

15.2        Mining Method and Mining Costs

The Aurizona Mine is an open pit operation using conventional mining equipment. No underground mining is included for exploitation of the deposits at this time. Mining is being completed by contractor.

All work is based on current mine operating plans generated by Aurizona Mine personnel and verified by AGP.

Costs are based on actual operating costs and proposed budgets for the remaining mine life.

The current resource model dated December 31, 2019 is used for all mine design work. Only Measured and Indicated resources were used in the determination of reserves for the Aurizona Mine.

15.2.1	Geotechnical Considerations

Highwall slope angle criteria vary by area and pit. Work completed during the Feasibility Study by third party consultants remains valid and was used in the update of the reserves.

In general, the inter ramp angles vary from 33 to 60 degrees depending on pit area and wall orientation. This is due to a foliation that is present parallel to the walls in certain zones. The geotechnical consultants have provided detailed information for each pit slope area.

Heights between safety benches vary by material type. In the saprolite and transition zones the benches are placed each 6 metres while in the fresh rock they are placed each 18 metres. Berm widths vary from 3.5 metres to 9.0 metres depending on the zone. Every 54 metres vertically in saprolite and transition zones, a 10-metre berm is required.

A larger catch berm of 20 metres is in the design at the -44 level which roughly represents the base of the transition zone. This is expected to be a dewatering zone for the slope due to the higher permeability of the material.

The various criteria have been loaded into the geologic model by lithological unit for use by mine planners. This is used for the pit optimization as well as pit design work.

15.2.2	Economic Pit Shell Development

The final pit designs are based on pit shells using the Lerch-Grossman procedure in MinePlan. The parameters for the pit shells are shown in Table 15-2.

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Table 15-2: Piaba and Boa Esperança Open Pit Optimization Parameters

Parameter	Units	Aurizona Mine Values
Metal Price
Gold Price	$/oz	1,350
Payable	%	99.9
Refining/Transportation	$/oz	19.50
Royalty	%	4.0
Geotechnical
Laterite	degrees	37
Saprolite	degrees	37
Transition	degrees	33
Fresh Rock	degrees	49
Process Recovery
Laterite/Saprolite	%	92.6
Hard SAP/Transition	%	92.1
Fresh Rock	%	89.2
Costs
Mining (all material)	$/t moved	2.32
Processing
Laterite/Saprolite	$/t ore	9.98
Hard SAP/Transition	$/t ore	10.28
Fresh Rock	$/t ore	12.13
General and Administrative	$/t ore	2.84
Blocks Used	Resource classification	M+I

Source: AGP (2020)

Pits were generated using various revenue factors of the $1,350 /oz gold price. Like the Feasibility study, the $1,056/oz gold price was used to evaluate the pit designs and used as the basis for the final phase designs in each pit area. A boundary of 80 metres was applied from the toe of the TSF. Work during the Feasibility Study indicated that 80 metres provides sufficient offset for long-term slope stability.

15.2.3	Cut-off Grade

An elevated cut-off above the marginal cut-off was used for the statement of reserves for the Aurizona Mine. With the costs and metal pricing for 2019 the marginal gold cut-offs would be 0.31 g/t for laterite/saprolite, 0.32 g/t for transition and 0.36 g/t for fresh rock. The elevated cut-offs used for the statement of reserves are shown in Table 15-3.

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Table 15-3: Aurizona Mine Reserve Cut-off Grades
Ore Type	Gold Grade (g/t)
Piaba, Piaba East	0.60
Boa Esperança	0.41
Source: AGP (2020)

15.2.4	Dilution

The resource model is an ore percent model. No grade was estimated outside of the wireframe.

The percentage of dilution is calculated for each contact side using the same assumed 0.5m contact dilution distance. If one side of the block is touching waste, then it is estimated that dilution of 9.1% would result. If two sides are contacting, it would rise to 16.7%. Three sides would be 20%, and four sides 23.1%. Four sides represent an isolated block of ore.

The ore block was determined based on the marginal cut-off grade. For Aurizona those gold grades were 0.31 g/t for laterite/saprolite, 0.32 g/t for transition and 0.36 g/t for fresh rock.

MinePlan has a routine that enables the user to query surrounding blocks against a set of conditions. For the dilution percentage calculation, the procedure was run to determine how many waste blocks contacted an ore block, which determined the dilution percentage to apply. This dilution percentage was stored in the block.

The dilution percentage was added to the existing ore percent item and stored in a new item called DORE%. The gold grade was stored in the diluted gold item DAU. The calculations were as follows:

•	DORE% = Ore% + Dil% - capped at 100%
•	DAu = (Ore% x Au) + (Dil% x 0) /Dore%

Where:

•	DORE% = diluted ore percentage. Ore% = ore percentage.
•	Dil% = calculated dilution percentage based on the number of contact sides.
•	Au = model gold grade.
•	DAu = diluted gold grade

The ore tonnage was then run with the block model DORE% item to report out the proper tonnes and grade with the reported grade of DAu. Comparing the in situ to the diluted value for the Piaba Main pit showed ore tonnage dilution of 3.5% and grade dilution of 3.9%. Piaba East pit has ore tonnage dilution of 7.2% and grade dilution of 8.1%.

For Boa Esperança, the ore tonnage dilution was 11.3% and the grade was diluted down by 11.4%. This is higher due to the multi seam nature of the Boa Esperança deposit.

Tonnes and grade for the pit designs and reserves are reported with the diluted tonnes and grade.

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15.2.5	Pit Design

The detailed pit phase designs at Aurizona Mine are based on the Feasibility Study parameters as the pit optimization shells generated with the current resource model showed the designs to still be valid. They are also in use by the site for planning purposes.

Three pit areas are considered in the reserves statement:

1)	Piaba – 8 phases
2)	Piaba East – one phase
3)	Boa Esperança – one phase

Equipment sizing for ramps and working benches is based on the use of 41 t articulated dump trucks (ADT) and 63 t rigid frame trucks. The ramp width was designed for smaller capacity 56 t rigid frame units, as they are slightly wider than the 63 t rigid frame versions. The operating width used for the truck is 5.7m. This means that single lane access is 17.8m (2x operating width plus berm and ditch) and double lane widths are 23.5m (3x operating width plus berm and ditch). Ramp uphill gradients are 10% in the pit and 8% uphill on the dump access roads. Working benches were designed for 35m to 40m minimum on pushbacks, although some push-backs did work in a retreat manner to facilitate access.

The mine schedule is based on December 31, 2019 reserves. A total of 19.8 million tonnes of Proven and Probable ore grading 1.51 g/t gold is delivered to the process plant over a current design life of 6.5 years. The ore tonnage is made up of 12.4 million tonnes of Proven reserves and 7.4 million tonnes of Probable reserves and includes 0.7 million tonnes of Proven ore currently in the stockpile from 2019 mining activity.

Waste tonnage totals 99.8 million tonnes to be placed in the various waste rock management facilities. The overall strip ratio is 5.22:1 mined or 5.00:1 delivered (due to stockpiled ore in the schedule).

The mine schedule utilizes the pit and phase designs to send a peak of 3.2 million tonnes of ore to the plant in 2021 then lesser amounts in the following years. This peak is possible due to the higher percentage of saprolite which allows a slight increase in plant throughput. Total mine production peaks at 34.9 million tonnes in 2020 then declines as the mine advances.

15.2.6	Mine Reserves Statement

The reserves for the Aurizona Mine are based on the conversion of the Measured and Indicated resources within the current technical report mine plan. Measured resources are converted to Proven Reserves and Indicated resources are converted directly to Probable Reserves. These were prepared under the supervision of Gordon Zurowski, P.Eng. of AGP, a QP as that term is defined under NI 43-101.

Cut-offs grades for the reserves were based on 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança.

This estimate is as of December 31, 2019. The total reserves for the Aurizona Mine are shown in Table 15-4 and Table 15-5.

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Table 15-4: Proven and Probable Reserves – Summary for Aurizona Mine
	Proven			Probable			Total
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Note: This mineral reserve estimate is as of Dec 31, 2019 and is based on the mineral resource estimate dated Dec 31, 2019 for Aurizona Mine by Equity Exploration. The mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t for Piaba and Piaba East and 0.41 g/t for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

Source: AGP (2020)

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Table 15-5: Aurizona Proven and Probable Reserves – by Pit Area
	Proven			Probable			Total
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Piaba
Laterite	4	0.94	-	62	0.79	2	66	0.80	2
Saprolite	903	1.63	47	393	1.14	14	1,296	1.48	61
Transition	2,379	1.57	120	944	1.62	49	3,323	1.59	169
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	11,499	1.53	563	6,364	1.56	319	17,863	1.54	882
Piaba East
Laterite	21	1.38	1	171	1.36	7	192	1.36	8
Saprolite	212	1.95	13	306	1.81	18	518	1.87	31
Transition	-	-	-	-	-	-	-	-	-
Fresh Rock	-	-	-	-	-	-	-	-	-
Total	233	1.90	14	477	1.65	25	710	1.73	39
Boa Esperança
Laterite	-	-	-	201	0.84	5	201	0.84	5
Saprolite	-	-	-	337	0.81	9	337	0.81	9
Transition	-	-	-	-	-	-	-	-	-
Fresh Rock	-	-	-	-	-	-	-	-	-
Total	-	-	-	538	0.82	14	538	0.82	14
ROM Stockpile
Laterite	-	-	-	-	-	-	-	-	-
Saprolite	367	1.04	12	-	-	-	367	1.04	12
Transition	300	1.09	11	-	-	-	300	1.09	11
Fresh Rock	-	-	-	-	-	-	-	-	-
Total	667	1.07	23	-	-	-	667	1.07	23
TOTALS
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Source: AGP (2020)

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16	Mining Methods
16.1	Introduction

The Aurizona Mine is an operating open pit mine with ore processing by gravity concentration and cyanide leach/CIP circuit. Current mine production is a nominal 8.1 million tonnes per year for a plant feed rate of 2.92 million tonnes per year. For 2019, gold production was 86,000 ounces to the mill.

16.2	Geologic Model

The resource models used for the development of the long-range plan and the mineral reserves were developed by Equity Exploration in Micromine. The models have been described in depth in Section 14 of this report. The models were imported into MinePlan mining software for use by the AGP mining team.

The resource estimate is based on the database from December 31, 2019. The models are in metric units with detail in Table 16-1.

Table 16-1: Geological Model Details
Framework Description	Piaba Model Value	Boa Esperança Model Value
MinePlan File 10	Au2010.dat	BOA410.dat
MinePlan File 15	Au21.15	BOA415.dat
X origin	413,500	416390.94
Y origin	9,855,100	9855913
Z origin (min)	-714	-200
Rotation	340	335
Number of blocks in X direction	5,800	1,590
Number of blocks in Y direction	3,525	1,145
Number of blocks in Z direction	888	306
X block size (m)	10	10
Y block size (m)	5	5
Z block size (m)	6	3
Source: AGP (2020)

The block model contains information on rock type, density, classification, weathering, ore percent and gold grade. The resource model is an ore percent block model.

Only Measured and Indicated resources from the Piaba and Boa Esperança Open Pits were used for the update of the reserves at Aurizona Mine. All Inferred resources were considered to be waste. Tatajuba has not been included in the reserves at this time; currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity.

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Piaba underground is also not considered in the reserves at this time and is discussed further in Section 24 as a potential opportunity.

Current open pit resources for the Piaba and Boa Esperança deposits at the Aurizona Mine, with an effective date of December 31, 2019 are shown in Table 16-2 below.

Table 16-2: Piaba and Boa Esperança Open Pit Mine Resources – December 31, 2019

	Piaba Open Pit			Boa Esperança Open Pit
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured
Laterite	-	-	-	-	-	-
Saprolite	616	1.54	30	-	-	-
Transition	326	0.95	10	-	-	-
Fresh Rock	1,778	1.20	69	-	-	-
Total	2,721	1.25	109	-	-	-
Indicated
Laterite	101	0.89	3	31	1.36	1
Saprolite	605	1.42	28	298	1.16	11
Transition	427	0.91	12	61	1.36	3
Fresh Rock	2,206	1.45	103	54	1.31	2
Total	3,339	1.36	146	445	1.22	17
Measured + Indicated
Laterite	102	0.89	3	31	1.36	1
Saprolite	1,221	1.48	58	298	1.16	11
Transition	753	0.93	22	61	1.36	3
Fresh Rock	3,984	1.34	172	54	1.31	2
Total	6,060	1.31	255	445	1.22	17
Inferred
Laterite	49	0.90	1	-	-	-
Saprolite	91	1.27	4	60	1.15	2
Transition	30	0.89	1	11	1.26	1
Fresh Rock	194	2.13	13	42	1.46	2
Total	364	1.65	19	114	1.28	5
Notes:

1 Mineral Resources are reported exclusive of reserves.

2 Mineral Resources are reported using gold price of USD$1500 /oz gold.

3 Mineral Resources are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in

4. Open pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold.

5. The Mineral Resource statement has been prepared by Trevor Rabb, P. Geo. (Equity) who is a QP as defined by NI 43-101.

6. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7. Any discrepancies in the totals are due to rounding.

8. Mineral resources from Piaba Open Pit, Piaba Underground, and Boas Esperança presented herein have an effective date of December 31, 2019.

Source: AGP (2020)

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16.3	Geotechnical Information

Highwall slope angle criteria vary by area and pit. Work completed during the Feasibility Study by third party consultants remains valid and was used in the update of the reserves.

In general, the inter ramp angles vary from 33 to 60 degrees depending on pit area and wall orientation. This is due to a foliation that is present parallel to the walls in certain zones. The geotechnical consultants have provided detailed information for each pit slope area. A summary of the Piaba and Piaba East pit area information is shown in Figure 16-1.

Heights between safety benches vary by material type. In the saprolite and transition zone the benches are placed each 6 metres while in the fresh rock they are placed each 18 metres. Berm widths vary from 3.5 metres to 9.0 metres depending on the zone. Every 54 metres vertically in saprolite and transition zones, a 10-metre berm is required.

A larger catch berm of 20 metres is in the design at the -44 level which roughly represents the base of the transition zone. This is expected to be a dewatering zone for the slope due to the higher permeability of the material.

The various criteria have been loaded into the geologic model by lithological unit for use by mine planners. This is used for the pit optimization as well as pit design work.

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Figure 16-1: Geotechnical Design Parameters – Piaba and Piaba East

Source: AGP (2020)

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16.4	Economic Pit Shell Development

The final pit designs are based on pit shells using the Lerch-Grossman procedure in MinePlan. The parameters for the pit shells are shown in Table 16-3.

Table 16-3: Pit Optimization Parameters
Parameter	Units	Aurizona Mine Values
Metal Price
Gold Price	$/oz	1,350
Payable	%	99.9
Refining/Transportation	$/oz	19.50
Royalty	%	4.0
Geotechnical
Laterite	degrees	37
Saprolite	degrees	37
Transition	degrees	33
Fresh Rock	degrees	49
Process Recovery
Laterite/Saprolite	%	92.6
Hard SAP/Transition	%	92.1
Fresh Rock	%	89.2
Costs
Mining (all material)	$/t moved	2.32
Processing
Laterite/Saprolite	$/t ore	9.98
Hard SAP/Transition	$/t ore	10.28
Fresh Rock	$/t ore	12.13
General and Administrative	$/t ore	2.84
Blocks Used	Resource classification	M+I
Source: AGP (2020)

Pits were generated using various revenue factors of the $1,350 /oz gold price. Like the Feasibility study, the $1,056/oz gold price was used to evaluate the pit designs and used as the basis for the final phase designs in each pit area. A boundary of 80 metres was applied from the toe of the TSF. Work during the Feasibility Study indicated that 80 metres provides sufficient offset for long-term slope stability.

16.5	Dilution Calculation

The resource model is an ore percent model. No grade was estimated outside of the wireframe.

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The percentage of dilution is calculated for each contact side using the same assumed 0.5m contact dilution distance. If one side of the block is touching waste, then it is estimated that dilution of 9.1% would result. If two sides are contacting, it would rise to 16.7%. Three sides would be 20%, and four sides 23.1%. Four sides represent an isolated block of ore.

The ore block was determined based on the marginal cut-off grade. For Aurizona those grades were 0.31 g/t for laterite/saprolite, 0.32 g/t for transition and 0.36 g/t for fresh rock.

MinePlan has a routine that enables the user to query surrounding blocks against a set of conditions. For the dilution percentage calculation, the procedure was run to determine how many waste blocks contacted an ore block, which determined the dilution percentage to apply. This dilution percentage was stored in the block.

The dilution percentage was added to the existing ore percent item and stored in a new item called DORE%. The gold grade was stored in the diluted gold item DAU. The calculations were as follows:

•	DORE% = Ore% + Dil% - capped at 100%
•	DAu = (Ore% x Au) + (e% x 0) /Dore%

Where:

•	DORE% = diluted ore percentage. Ore% = ore percentage.
•	Dil% = calculated dilution percentage based on the number of contact sides.
•	Au = model gold grade.
•	DAu = diluted gold grade

The ore tonnage was then run with the block model DORE% item to report out the proper tonnes and grade with the reported grade of DAu. Comparing the in situ to the diluted value for the Piaba Main pit showed ore tonnage dilution of 3.5% and grade dilution of 3.9%. Piaba East pit has ore tonnage dilution of 7.2% and grade dilution of 8.1%.

For Boa, the ore tonnage dilution was 11.3% and the grade was diluted down by 11.4%. This is higher due to the multi seam nature of the Boa deposit.

Tonnes and grade for the pit designs and reserves are reported with the diluted tonnes and grade.

16.6	Pit Design

The detailed pit phase designs at Aurizona Mine are based on the Feasibility Study as the pit optimization shells generated with the current resource model showed the designs to still be valid. They are also in use by the site for planning purposes.

Three pit areas are considered in the reserves statement:

1)	Piaba – 8 phases
2)	Piaba East – one phase
3)	Boa Esperança – one phase

Equipment sizing for ramps and working benches is based on the use of 41 t articulated dump trucks (ADT) and 63 t rigid frame trucks. The ramp is actually sized for smaller capacity 56 t rigid frame units, as they are slightly wider than the 63 t rigid frame versions. The operating width used for the truck is 5.7m. This means that single lane access is 17.8m (2x operating width plus berm and ditch) and double lane widths are 23.5m (3x operating width plus berm and ditch). Ramp uphill gradients are 10% in the pit and 8% uphill on the dump access roads. Working benches were designed for 35m to 40m minimum on pushbacks, although some push-backs did work in a retreat manner to facilitate access.

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The reserves for the pit phases are based on cut-off of 0.60 g/t Au for all material types to provide an elevated feed grade to the process plant. Boa uses a lower cut-off of 0.41 g/t as it is principally designed as a water storage facility at present. Breakeven milling cut-off values would normally be 0.31 g/t for laterite/saprolite, 0.32 g/t Au for transition material, and 0.36 g/t Au for rock. The schedule has a high-grade cut-off of 1 g/t Au for all material types to separate high grade from the lower 0.6 g/t cut-off for scheduling purposes.

The final design phase tonnes and grades are shown in Table 16-4.

Table 16-4: Final Design – Phase Tonnes and Grade
Pit	Ore (kt)	Gold Grade (g/t)	Waste (Kt)	Total (Kt)	Strip Ratio
Piaba – Phase 1	0.10	1.06	0.74	0.85	7.11
Piaba – Phase 2	0.05	1.67	0.01	0.06	0.21
Piaba – Phase 3	0.18	1.46	0.22	0.41	1.23
Piaba – Phase 4	1.57	1.57	3.73	5.29	2.38
Piaba – Phase 5	2.71	1.71	19.94	22.66	7.35
Piaba – Phase 6	5.86	1.56	32.27	38.13	5.51
Piaba – Phase 7A	0.92	1.32	2.49	3.41	2.72
Piaba – Phase 7B	6.47	1.49	35.27	41.74	5.45
Piaba East	0.71	1.73	3.28	3.99	4.61
Boa Esperança	0.54	0.82	1.82	2.36	3.39
Total	19.11	1.53	99.77	118.89	5.22
Source: AGP (2020)

Ore tonnages are based on the elevated cut-offs shown in Table 16-5 below.

Table 16-5: Aurizona Mine Reserve Cut-off Grades
Ore Type	Grade (g/t)
Piaba	0.60
Boa	0.41
Source: AGP (2020)

Between the elevated cut-offs and the marginal cut-off there is an additional 3.9 million tonnes grading 0.33 g/t diluted containing an approximate 41,000 ounces of gold. This material is scheduled as waste in the mine schedule and not included as reserve, but it represents an opportunity to be converted later in the mine life. This lower grade material is being stockpiled on the edge of the north waste dump for easy access in the future if required.

The ultimate pit area at the end of the mine life is shown in Figure 16-2.

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Figure 16-2: Ultimate Aurizona Mine Pit and Waste Management Facilities

Source: AGP (2020)

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Waste material is stored to the north and north west of Piaba in two large management facilities (North WMF and West WMF), west of Piaba East (East WMF) and in the South WMF. Enough capacity exists to accommodate the full waste material tonnage expected to be mined.

16.7	Mine Schedule

The mine schedule is based on 2019 reserves. A total of 19.8 million tonnes of proven and probable ore grading 1.51 g/t is delivered to the process plant over a current design life of 6.5 years. The ore tonnage is made up of 12.4 million tonnes grading 1.51 g/t gold of proven reserves and 7.4 million tonnes of probable reserves grading 1.51 g/t gold and includes 0.7 million tons of proven ore grading 1.07 g/t gold currently in the stockpile from 2019 mining activity.

Waste tonnage totals 99.8 million tonnes to be placed in the various waste rock management facilities. The overall strip ratio is 5.22:1 mined or 5.00:1 delivered (due to stockpiled ore in the schedule).

The mine schedule utilizes the pit and phase designs to send a peak of 3.2 million tonnes of ore to the plant in 2021 then lesser amounts in the following years. This peak is possible due to the higher percentage of saprolite which allows a slight increase in plant throughput. Total mine production peaks at 34.9 million tonnes in 2020 then declines as the mine advances.

Haulage profiles were determined for each phase by year to determine the proper mine equipment is available to meet mine schedule and ensure no shortfall in equipment is present. The mine equipment is sufficient to meet the production schedule.

Mining is completed by a mining contractor employing a mixed fleet of equipment to match the material being mined. The mine equipment fleet is comprised of twenty-two Caterpillar 777 rigid body trucks, twelve Mercedes Axor 8x4 and ten Volvo A45 articulated trucks. These are loaded by excavators including two Hitachi EX2500, two Caterpillar 365 and one Caterpillar 323. A smaller Cat 966 loader is used in various locations. The mining fleet has additional support equipment in the form of track dozers and graders.

Drilling is performed by contractor with a fleet of down-the-hole hammer drills (127mm diameter) with an ore pattern of 4.3m x 3.7m and a waste pattern of 4.5m x 3.9m. Drilling is to the 6 metre bench height with 1.1 metres of sub-drill. This results in a powder factor of 0.25 kg/t. Blasting is controlled near the wall with pre-shear drilling in the fresh rock. The saprolite does not require drill and blast and portions of the transition require drilling and blasting. Some material can be ripped by dozers and that is evaluated on a bench by bench basis.

Mining in 2020 will complete the East Piaba pit, and Piaba phases 2 and 3.

In 2021, the Boa pit will be started and completed in the same year. Piaba phase 1, 4, and 5 will be finished. Piaba Phase 6 will be started in 2021.

Phase 7, both A and B, will be initiated in 2022 together with Phase 6. Phase 7A is primarily a ramp access phase to assist in the waste haulage from Phase 7, while minimizing the overall pit size.

Phase 6 is completed in 2023 and Phase 7 continues until the end of the mine life in 2026.

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The forecast mine is shown in Table 16-6. Also, in the table is the stockpile tonnage at the end of 2019 totaling 0.7 million tonnes grading 1.07 g/t. The mine plan for 2020 to 2026 uses the current mine site plan and is verified by AGP.

Table 16-6: Mine Production 2020 – 2026
Year	Ore (kt)	Gold Grade (g/t)	Waste (kt)	Total (kt)	Strip Ratio
2020	3.15	1.46	30.94	34.94	9.8
2021	3.21	1.50	27.78	31.46	8.7
2022	3.00	1.69	22.37	25.64	7.5
2023	2.92	1.64	10.18	12.82	3.5
2024	2.92	1.61	6.62	9.02	2.3
2025	2.92	1.35	1.80	4.50	0.6
2026	1.65	1.20	0.94	0.50	0.6
Total	19.78	1.51	99.78	118.89	5.0
Source: AGP (2020)

16.8        Mine Plan Sequence

End of year positions for the pits are shown in Figure 16-3 to Figure 16-9.

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Figure 16-3: End of 2020

Source: AGP (2020)

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Figure 16-4: End of 2021

Source: AGP (2020)

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Figure 16-5: End of 2022

Source: AGP (2020)

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Figure 16-6: End of 2023

Source: AGP (2020)

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 Figure 16-7: End of 2024

Source: AGP (2020)

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Figure 16-8: End of 2025

Source: AGP (2020)

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Figure 16-9: End of 2026

Source: AGP (2020)

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17	Recovery Methods
17.1	Overview

The Aurizona Mine was placed on care and maintenance status in late 2015 and had operated successfully for over 4 years prior to that. The process plant was subsequently upgraded during 2018-2019, mining resumed in 2019 and Aurizona achieved commercial production July 1, 2019. The process plant now consists of the following main processing facilities with a nominal processing rate of 8,000 t/d:

•	primary crushing and associated material handling equipment
•	crushed ore surge bin, emergency stockpile, associated feed and reclaim systems
•	grinding circuit, including a SAG mill, ball mill, and associated pumping and material handling systems
•	a gravity circuit with intensive leach reactor, an electrowinning cell and associated equipment
•	cyanide Leach/CIP circuit and associated gold recovery and carbon handling circuits, including pre-leach thickening, leach and CIP tanks, acid wash and elution, carbon reactivation, gold electrowinning and smelting
•	cyanide destruction

The following process overview should be read in conjunction with the simplified flowsheet shown in Figure 17-1.

The ROM ore is hauled to the plant site and is either directly dumped into a hopper located at the east edge of the receiving pad or to the ROM stockpiles on the storage pad. The crushing circuit consists of a vibrating feeder, a jaw crusher and apron feeder and produces a product particle size of approximately P80 of 120 mm.

The crushed ore is transported by conveyor to a 65 t surge bin and then reclaimed and fed to the grinding circuit to reduce the crushed ore to a P80 of 100 µm. During normal crusher operation, the surge bin directly feeds the SAG mill. As the crusher can produce more ore than the grinding circuit can accept, ore can be directed via a conveyor to an emergency crushed ore stockpile for reclaim by a front-end loader during crusher outages.

The SAG mill operates in open circuit with a small recirculated pebble stream. A pebble crusher is planned to be installed in the future when more fresh ore is planned to be mined. The ball mill is in a closed circuit with cyclones. A percentage of the cyclone underflow reports to one centrifugal gravity concentrator. On average approximately 33% of the gold in the ROM ore is recovered from the gravity circuit. The intensive leach reactor associated with the gravity concentrators recovers gold from the gravity concentrate. Gold in the pregnant solution from the intensive leach reactor is recovered by electrowinning.

The cyclone overflow flows by gravity to the pre-leach thickener where the slurry is thickened for downstream cyanidation.

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The loaded carbon from the CIP circuit is washed by diluted acid solution and eluted in an Anglo-American Research Laboratory (AARL) elution circuit. The gold in the pregnant solution is recovered by electrowinning. The barren solution is recirculated back to the leach circuit. The gold sludge produced from the electrowinning circuit and the gold sludge from the intensive leach circuit, are filtered, dried, and then smelted independently to produce gold doré bullion.

The tailings from the CIP circuit flows to a cyanide destruction circuit that uses a sulphur dioxide/air process to destroy the residual weak acid dissociable (WAD) cyanide. The treated residue slurry is then pumped to the TSF.

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Figure 17-1: Plant Process Flow Sheet

Source: AGP (2020)

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17.2	Primary Crushing

The crushing facility crushes ROM ore at an average processing rate of 392 t/h. The major equipment and facilities at the ROM receiving and crushing area include:

•	Stationary grizzly with 700 mm spacing bars.
•	120m3 ROM surge bin.
•	Apron feeder.
•	Vibrating grizzly feeder.
•	Jaw crusher (Metso C120 type) with a 160 kW motor.
•	SAG mill feed surge bin feed conveyor with belt scale.
•	Dust suppressing system.

The ROM ore is trucked from the open pits and dumped directly into the ROM surge bin or stockpiled on the ROM storage pad and then reclaimed by a front-end loader to the ROM surge bin. The ore in the ROM surge bin is reclaimed by an apron feeder.

The ROM ore is then fed onto the vibrating grizzly feeder where the screen oversize is directed to the jaw crusher. The jaw crusher crushes the ore to a P80 of approximately 120 mm. The crushed ore reports to the surge bin feed conveyor which also receives the vibrating screen undersize material (~44% of the ROM ore). The combined crushed ore and the screen undersize is conveyed to the SAG mill feed surge bin.

The ore receiving and primary crushing areas are equipped with a dust suppressing spraying system to control fugitive dust generated during ROM ore feeding, screening, crushing and conveyor loading.

17.3        Mill Feed System

The coarse ore stockpile and mill feed system include:

•	Mill feed surge bin
•	Surge bin apron feeder
•	SAG mill feed conveyor
•	Front-end loader reclaim

The SAG mill feed surge bin has a live capacity of 10 minutes (45m3). The crushed material is reclaimed from the surge bin by an apron feeder at a nominal rate of 362 t/h onto a belt conveyor to feed the SAG mill. During crusher operation, the surge bin feed rate exceeds the discharge rate and feed can be diverted from the bin. The diverted ore is conveyed to an emergency stockpile for reclaim by FEL during crusher or ROM feed outages. The crushed ore dead stockpile is designed to have 30 hours of storage.

17.4	Grinding

The grinding circuit consists of a SAG mill in open circuit with a small pebble recycle stream and a ball mill in closed circuit with cyclones. The nominal feed rate to the SAG mill is 362 t/h.

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The grinding circuit includes:

•	SAG mill; 8.5m diameter by 4.0m long EGL, driven by a 5,300 kW variable frequency drive (VFD)
•	Ball mill; 5.5m diameter by 7.4m long EGL, driven by a 3,800kW fixed speed drive
•	Cyclone feed pump box and one installed cyclone feed pump
•	50 m3 cyclone feed pump box and two cyclone feed slurry pumps
•	Cyclone cluster of six 600 mm cyclones

The crushed ore from the surge bin is reclaimed onto the SAG mill feed belt conveyor that feeds the ore to the SAG mill. The SAG mill discharge is screened by a short trommel screen that is integrated with the SAG mill. The trommel screen has an opening of 10mm (slot width). Steel balls are manually added into the SAG mill on a batch basis as grinding media.

One magnet and one metal detector are provided to remove and detect any metal. A pebble crusher installation is planned for the future.

The SAG mill trommel undersize and the product from the ball mill discharges by gravity into the cyclone feed pump box where the slurry is pumped to the cyclones for classification. The cyclone underflow returns to the ball mill, creating a circulating load to the ball mill of approximately 250%. The cyclone overflow with a P80 of 100 µm flows by gravity to the pre-leach thickener prior to subsequent cyanidation treatment. The pulp density of the cyclone overflow is approximately 32% w/w solids. Steel balls are manually added into the ball mill on a batch basis as grinding media.

Dilution water is added to the grinding circuit as required. Lime is added to the SAG mill to maintain a slurry pH of 10.5 or higher.

The grinding mills have 9.1 MW of total installed grinding power providing sufficient power for the duty feed rate at the predicted feed blends in the LOM plan. The design power of the grinding mills provides for up to 85% harder fresh rock feed. During times when the feed contains less than 50% of the harder fresh rock material the comminution circuit can handle a higher throughput without sacrificing grind size. The grinding circuit has been operating at 390 t/h and approximately 91% effective availability since start-up in May 2019. Excluding scheduled maintenance, the grinding circuit is typically operating at over 9,000 t/d.

17.5	Gravity Circuit

The gravity circuit includes:

•	One KC-XS-40 centrifugal gravity concentrator and associated screens.
•	Intensive leach reactor system (Acacia CS2000).

The gravity concentration process recovers coarse gold particles from a portion of the cyclone underflow. Approximately 25% of the cyclone underflow reports to two gravity concentrator feed screens. The screen undersize flows by gravity to a single centrifugal concentrator while the screen oversize materials reports to the gravity tails pump box. The tailings from the gravity concentrator report to the gravity tails pump box and is pumped to the ball mill feed chute. The gravity concentrate flows by gravity to a concentrate storage hopper in a secure area prior to gold leaching in an intensive leach circuit. Access to the two areas are restricted to authorized personnel only.

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The intensive leach circuit consists of a 3 t concentrate storage hopper, 2 t reactor, 5m3 pregnant solution tank and 1.4m3 electrowinning cell with 13 cathodes and associated pumps and control systems and operates on a batch basis. The leach residue is washed and pumped back to the grinding circuit.

17.6        Pre-Leach Thickening, Leaching and CIP

The leach circuit includes:

•	Pre-leach thickener feed trash screen.
•	50m diameter pre-leach thickener.
•	Three, 17.5m diameter x 17.0m high leach tanks.
•	Eight, 11.4m diameter x 15.0m high CIP leach tanks equipped with in-tank carbon transferring pumps and screens. Two parallel trains of 4 tanks each.
•	Loaded carbon screen.
•	Carbon safety screen.
•	Four dedicated oil-free type air compressors.

The cyclone overflow is screened via a trash screen to remove any oversize material. The trash screen undersize flows by gravity to the 50m pre-leach feed thickener to increase slurry density for the downstream cyanidation. The thickener overflow reports to a pre-leach thickener overflow tank which is then pumped to the cyclone feed pump box.

The thickener underflow at 43% w/w solids is pumped to the head of a cyanide leach bank. Cyanidation is performed in a leach circuit consisting of three leach tanks in series followed by eight CIP tanks. The 11 leach/CIP tanks provide a total retention time of 36 hours at the nominal feed rate of 8,000 t/d. The tanks are aerated with compressed air from four oil-free compressors (three in operation and one in standby). The CIP tanks are equipped with in-tank carbon transfer pumps and inter-stage screens to advance the loaded carbon to the next CIP tank. Activated carbon is added into the last CIP tanks in each train and the loaded carbon leaves the CIP circuit from the first CIP tanks of each train. Activated carbon concentrations vary between 10 and 15 g/L slurry within the CIP tanks.

Sodium cyanide is added to the leach tanks to extract gold. If required, lime slurry is added to maintain the slurry pH to approximately 10.5.

The loaded carbon leaving the first CIP tank is transferred to the carbon stripping circuit, while the leach residue from the last tank is sent to a carbon safety screen to recover any coarse carbon grains. The screen undersize is pumped to the cyanide destruction circuit.

Cyanide detection and alarm systems, safety showers and emergency medical stations are provided in the area to protect operators.

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17.7	Elution and Carbon Regeneration

The purpose of the elution circuit is to recover gold adsorbed on the carbon in the CIP circuit and produce a pregnant gold solution for electrowinning. The elution and carbon regeneration circuit consist of the following equipment:

•	one 6 t acid wash vessel
•	one 6 t elution vessel
•	one 102 m3 pregnant solution tank
•	one 102 m3 barren solution tanks
•	one 2,000 kW strip solution heater

The loaded carbon from the CIP circuit is pumped to a 6 t fiberglass reinforced plastic (FRP) acid wash vessel and washed with a dilute 5% hydrochloric acid solution to remove any passivating, inorganic mineral deposits on the surface of the carbon. Afterwards, the acid washed carbon is rinsed with fresh water and transferred to the 6 t elution vessel.

The gold is stripped from the loaded activated carbon by the pressurized AARL elution process.

The pregnant solution generated from the elution process reports to the pregnant solution holding tanks for subsequent gold recovery by electrowinning.

At the end of the elution process, the stripped carbon is discharged from the bottom of the vessel through a regulating valve to the stripped carbon tank and then pumped to carbon regeneration circuit for reactivation.

17.8        Carbon Reactivation

The main equipment used for the carbon reactivation process and make-up carbon addition include:

•	12 t carbon reactivation kiln feed hopper
•	carbon reactivation kiln
•	carbon quench tank
•	carbon sizing screen
•	fine carbon handling associated equipment

Stripped carbon is transferred by a recessed impeller pump to a stationary dewatering screen for dewatering and then to 12 t capacity carbon regeneration kiln feed hopper, prior to reactivation. The carbon regeneration kiln can regenerate the barren carbon at a rate of 500 kg carbon per hour. The kiln is heated electrically and operates at approximately 650°C - 700°C in an inert atmosphere. The regeneration is required to remove or burn away any passivating organic foulants such as oils or greases loaded up during the CIP circuit. The hot, reactivated carbon then leaves the kiln and is quenched in a quench tank flooded with water. The regenerated carbon is then sized and circulated back into the CIP circuit. As required, make-up fresh carbon is added.

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17.9        Electrowinning Circuit and Gold Room

Pregnant solution from the loaded carbon elution circuit is pumped from the pregnant solution holding tank to the electrowinning circuit where the gold is electrochemically deposited onto woven wool, stainless steel cathodes. The electrowinning circuit consists of three 0.9 m3 electrowinning cells with eight cathodes per cell and related rectifiers. The cells operate in parallel mode with two cells in service and one on standby. Periodically, the stainless-steel cathodes are cleaned by pressure washing to remove precious metals in the form of sludge. The gold sludge is pumped to a plate and frame filter press for dewatering on a batch basis. The depleted solution from the electrowinning circuit is sent to the leach circuit.

The filtered and dried gold sludge cake is mixed with flux and melted at approximately 1200°C in a 170 kW induction furnace to produce gold bullion containing mostly gold and some silver and impurities.

The area is provided with sufficient ventilation. Access to the gold room is restricted to authorized personnel only.

17.10   Cyanide Detoxification and Tailings Disposal

The residues from the carbon safety screen in the CIP circuit are pumped to the cyanide detoxification circuit comprising of two, 11.4m diameter x 15.0m high tank reactors, each outfitted with an agitator driven by a 150 kW motor. The weak acid dissociable (WAD) residual cyanide in the underflow of the thickener is decomposed from approximately 125 mg/L to 1 mg/L by a sulphur dioxide/air oxidation process. The reagents used include sodium metabisulphite (SMBS), copper sulphate and lime. An emergency discharge pond adjacent to the cyanide detoxification tanks is provided for any emergency discharges of the leach slurry.

After detoxification, the tailings slurry is pumped to the TSF located west of the process plant. The supernatant from the TSF is reclaimed by pumping to the process water pond for reuse in the plant.

17.11   Reagents

All reagents are prepared in a separate reagent preparation and storage facility in a containment area. Solutions are stored in separate holding tanks before being added to various addition points by metering pumps. The reagent storage tanks are equipped with level indicators and instrumentation to ensure spills do not occur during operation.

Cyanide monitoring and alarm systems are installed at the cyanide preparation and leaching areas. Emergency medical stations and emergency cyanide detoxification chemicals are provided at various areas.

The following reagents are used in the process plant.

17.11.1	Hydrated Lime

Hydrated lime is supplied in 1 t bags and is diluted with process water to produce 25% solids mix strength in an agitated tank. The lime slurry is then transferred to an agitated holding tank and supplied to the grinding area, leach, CIP, and neutralized circuits via a pumping ring-main.

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17.11.2	Sodium Cyanide

Sodium cyanide is supplied in 1 t bags in briquettes and mixed with raw water to produce 33% solids mix strength in an agitated tank. The solution is then transferred to preparation tank and further diluted to produce a 10% solution strength mix. The sodium cyanide solution is pumped to circuits for users via pumping ring-main.

17.11.3	Copper Sulphate

Copper sulphate is supplied in 1 t bags and mixed with process water to produce 10% solids mix strength in an agitated tank. The copper sulphate solution is then pumped to neutralization as required.

17.11.4	Sodium Metabisulphate (SMBS)

SMBS is supplied in 1 t bags and mixed with process water to produce 10% solids mix strength in an agitated tank. The SMBS solution is then transferred to a holding tank where it is then pumped to the cyanide neutralization circuit as required.

17.11.5	Hydrochloric Acid

Hydrochloric acid at 33% strength is delivered in liquid form by a tanker truck and is stored in a storage tank. The acid is then dosed into a holding tank where the acid is diluted to approximately 10% with raw water. The dilute acid is then pumped to the elution circuit as required.

17.11.6	Sodium Hydroxide

Sodium hydroxide at 50% strength is delivered in liquid form by a tanker truck and is stored in a storage tank. The sodium hydroxide is then transferred to a circulating tank and then pumped to the circuit for users as required.

17.11.7	Flocculant

Flocculant is supplied in 25 kg bags and dumped into a hopper and then screw fed into a mix tank. Flocculant is mixed with raw water to produce a 0.5% mix strength and then transferred to a holding tank. Flocculant solution is then pumped to the pre-leach thickener.

17.12	Utilities
17.12.1	Power

The plant maximum demand varies based on the annual mine plan and the maximum demand may increase to 15 MW. The plant is currently operating at around 8 to 9 MW.

17.12.2	Raw Water

Approximately 100 m3/h raw water is required and is sourced from Pirocaua Lake and reclaim water from the TSF. Together with the water storage at site of 1.5 Mm3 there is sufficient raw water for plant operations. Raw water is used primarily for the following:

•	fire water for emergency use
•	cooling water for mill gearboxes and mill lubrication systems
•	carbon elution/intensive leach/dust suppression
•	reagent preparation
•	gland water
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17.12.3	Fire Water

Fire water is supplied as raw water from the Pirocaua Lake pump station. Potable water is supplied as bottled water.

17.12.4	Process Water

Process water is provided from the pre-leach thickener overflow and TSF reclaim water and supplies process water to the grinding/gravity, cyanide leach and gold recovery circuits.

17.12.5	Gland Water

Gland water is supplied as raw water and pumped by gland water distribution pumps to slurry pumps in the plant.

17.12.6	Air Supply

Plant air service systems supply air to the following areas:

•	leach/CIP– high pressure air by dedicated oil-free type air compressors
•	cyanide destruction – low pressure air by blowers
•	plant services – high pressure air for various services by dedicated air compressors
•	instrumentation services – instrument air is provided from the plant air compressors and is dried and stored in a dedicated air receiver

17.13   Assay and Metallurgical Laboratory

The onsite assay laboratory is operated by SGS Geosol Laboratórios Ltda. and is equipped with necessary sample preparation equipment and analytical instruments to provide routine assays for the mine, process, and environmental departments. The assay laboratory provides various assays, including gold fire assay. The assays are used for routine process optimization and metallurgical balance accounting.

There is also a laboratory equipped with metallurgical test equipment located in the process plant. The laboratory performs metallurgical tests to optimize the process flow sheet and improve metallurgical performance.

17.14   Process Control and Instrumentation

The process plant is controlled by a plant control system (PCS). Programmable logic controllers (PLC) and remote distributed I/O systems are integrated with the PCS. The main control room serves as a central monitoring station of the process plant to provide overall operator process monitoring and control. The PC based operator workstations (OWS) with dual screen, engineering workstation (EWS) and servers are used for plant monitoring and control. PLCs and distributed I/O systems are located throughout the plant and are networked to the main plant control room. All key process and maintenance parameters are used for trending and alarming on the PCS.

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Operator workstations are capable of monitoring the entire process plant site operations and are capable of viewing alarms and controlling equipment within the plant.

A CCTV system is provided at various locations throughout the process plant including the crushing facility, grinding facility, the gravity concentration area, and the gold recovery facilities. The cameras are monitored from the central control room. A separate CCTV system is integral to the security group onsite and is monitored independently from the plant system.

Samples from various process streams are manually collected and assayed for daily metallurgical balance and process optimization. One automatic two stage sampler is used to provide the head grade sample for the thickener/plant feed after the gravity gold is removed. The second two stage sampler is located prior to the carbon safety screen and provides the automatic sampling of the tailings stream prior to detox.

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18	Project Infrastructure

The overall site plan of the Aurizona Mine is shown in Figure 18-1.

18.1	Power Supply and Distribution

The Companhia Energética do Maranhão (CEMAR) provides 14MW power supply to the plant via a 69 kV overhead powerline. The plant maximum demand varies based on the annual mine plan and the maximum demand may increase to 15 MW. The plant is currently operating at around 8 to 9 MW.

18.2	Camp

There is currently a camp located in the Aurizona village with an infirmary, offices, lodging facilities, and kitchen/dining area for serving meals mainly to the administration staff. The majority of the employees and contractor personnel live in the surrounding communities.

18.3	Water Supply

The major sources of water supply for the plant are raw water from Pirocaua Lake and reclaim water from the TSF. Raw water storage at site is 1.5 Mm3.

Excess water is discharged to the Aurizona River during the rainy season.

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Figure 18-1: Overall Site Plan

Source: Lycopodium (2017)

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18.4        Tailings Storage Facility

The TSF design is based on 19.8 Mt of processed ore and there is potential for future expansions. After detoxification of cyanide, slurried tailings are pumped from the process plant to the TSF and spigoted from the dam crest to maintain the water pool towards the rear of the reservoir area and away from the main dam embankments.

The Vené facility was initially constructed in 2009 and was increased to 31.6 masl in 2019 and has been recently been lifted to its current height of 35 masl. It is intended to continue to increase the Vené TSF to a maximum elevation of 40.5 masl or potentially higher depending on permitting. In the future a new TSF, the Ze Bolacha facility may be designed to a maximum elevation of 35 masl.

Reclaimed water from the TSF will be pumped back to the plant for reuse.

18.5        Waste Storage Facilities

There are four different WSF required over the life of the mine to accommodate the 113.2 Mt (60.3 Mm3) of waste material produced during the life of mine (Figure 18-1), they are:

•	North WSF - capacity of 34.8 Mm3
•	West WSF - capacity of 16.8 Mm3
•	South WSF - capacity of 4.0 Mm3
•	East WSF - capacity of 7.2 Mm3
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19	Market Studies and Contracts
19.1	Markets

The gold markets are mature global markets with reputable smelters and refiners located throughout the world.

Gold is a principal metal traded at spot prices for immediate delivery. The market for gold trading typically spans 24 hours a day within multiple locations around the world (such as New York, London, Zurich, Sydney, Tokyo, Hong Kong, and Dubai). Daily prices are quoted on the New York spot market and can be found on www.kitco.com.

19.2	Gold Price

The average New York spot gold price for 2019 was $1,393 per troy ounce. The New York price as of December 31, 2019, was $1,519 per troy ounce. The three-year, five-year, and ten-year rolling average prices through the end of December 2019 are $1,306, $1,265, and $1,314 per troy ounce, respectively. This Technical Report uses $1,350 per troy ounce for the preparation of the mineral reserves and for the economic analysis.

19.3        Contracts

Dore is shipped from site to major refineries. Aurizona has entered into a refining agreement with various refiners around the world. The terms and conditions are consistent with standard industry practices. Refining charges include treatment and transportation.

Mining is completed with a local mining contractor. The terms and conditions are consistent with standard industry practices.

Consumables such as diesel fuel, cyanide, and other normal operating supplies are sourced from local vendors following standard terms and conditions consistent with normal mine operating practices for supply and delivery.

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20	Environmental Studies, Permitting, and Social or Community Impact
20.1	Project Permitting

Equinox and its predecessors have developed plans and obtained federal, state, and local approvals for waste and tailings disposal, site monitoring, and water management; both during operations and post mine closure.

In addition, as Equinox has become a signatory to the International Cyanide Management Code, the mine is seeking to become International Cyanide Code “Certified” through the development and implementation of a Cyanide Management Plan (and training). The Cyanide Code is a voluntary program designed to assist the global gold mining industry and the producers and transporters of cyanide used in gold mining in improving cyanide management practices, and to publicly demonstrate their compliance with the Cyanide Code through an independent and transparent process. The Cyanide Code is intended to reduce the potential exposure of workers and communities to harmful concentrations of cyanide‚ to limit releases of cyanide to the environment‚ and to enhance response actions in the event of an exposure or release.

Equinox has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities. Table 20-1 provides a current list of the permits and plans that the mine is being, or has been, operated under. Equinox is in compliance in all material aspects with issued permits.

20.2        Social and Community Requirements

Equinox Gold reports excellent working relationships with regulatory agencies and the public. One of the key tools in ensuring effective communication between the company and the communities is the grievance mechanism and the broad aspects of social investment. The site operations maintain a direct dialogue with the population within the areas of influence, keeping track of all communication and relation through a record database that enhance the principles of Cultural Appropriateness, Accessibility, Transparency and Accountability.

The social investment is organized to work with local assets and necessities, engaging the communities to provide internal solutions for their challenges and at the same time providing external resources, through training, revenue generation projects, education, culture, and sports initiatives. The site operations also monitor and define initiatives to adopt as infrastructure investments to improve local conditions and allow the regions to develop alongside the production throughout the years.

20.3	Mine Closure Requirements and Reclamation Costs

Reclamation plans have been developed by Equinox and approved by the applicable regulatory agencies. This has been documented in a separate report titled Aurizona Mine Conceptual Closure Plan, SRK 2017. The plan requires periodic review during the mine operation. The Aurizona Mine Closure Plan describes the permanent closure of groundwater wells, WSF, landfill, the process plant, TSF and supporting facilities. Closure is expected to occur throughout various stages of operations. Physical, chemical, biological, and anthropogenic stability of the site will be achieved by ensuring ground and slope stability, prevention of release of pollutants, sustainable restoration of biota, and meaningful community engagement.

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In general, this plan calls for the return of the mine area to three different land uses:

•	Forest Parkland or Lake
•	Forest Production
•	Commercial Agriculture

Forest Parkland/Lake is to return that area to late stage Amazonian forests or shallow estuaries. This includes the open pit and tailings facilities.

Forest production will have similar to native species found in nearby undisturbed forests. This is planned for the waste rock management facility.

Commercial agriculture is where the development of fast-growing grasses or bushes for erosion control will take place. This is outlined for reclaimed roads, mill site, laydown areas and the administration, camp, and shop areas.

Operational stormwater channels will be used to convey site seepage and runoff during the active closure period; they will be allowed to vegetate and fail naturally during post-closure. Runoff from facilities during post- closure is expected to meet discharge objectives.

The key closure objectives for both pits will be to restrict public access and to manage the quantity and quality of water collecting in the pits. Pit walls will be monitored for stability until the pits are considered geotechnically stable. The surrounding disturbance and berms will be revegetated for Forest Parkland land use. The Piaba and Boa Esperança pits will fill and will be allowed to establish dynamic equilibrium water levels.

The current life of mine allocation of funds for reclamation beyond the concurrent reclamation is $10.9 million USD ($42 million BRL).

20.4	Required Permits and Status

The various permits required by Equinox for operation of the Aurizona Mine are listed in Table 20-1.

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Table 20-1: Environmental Permits Matrix
	AGENCY (Authority)	PERMIT #	DATE	EXPIRATION	COMMENT
Piaba
Operating License including permit for water discharge from the pit	SEMA - State Environment Agency	4323/2011	Aug 20, 2019	Feb 21, 2020	New permit in process and analysis by SEMA
Renewal of Operating License including water discharge permit from mine pit	SEMA - State Environment Agency	20020030164/2020	Feb 17, 2020	-	Sent environmental monitoring report (RMA), condition compliance report (RADA) and environmental performance assessment report (RDA) for submission to license renewal application on February 17, 2020.
Operating Licence for the Vene Tailings Dam	SEMA - State Environment Agency	7317/2017	June 5 2019	Sept 25 2021	Tailings dam in operation. License received.
TSF Installation license to raise dam to 35.00m including water discharge permit	SEMA - State Environment Agency	99621/2019	Nov 18 2019	July 5 2021	This license has been revised by the environmental agency (SEMA) to include authorization for the water discharge from the mine pit. Previous installation license has been canceled.
Operational License for Fuel Station	SEMA - State Environment Agency	124216/2019	April 12 2019	July 16 2023	Licence requirements and effluent quality is been monitoring performed quarterly.
License for water rights - Ze Bolacha Lake	SEMA - State Environment Agency	18010028133/2018	Mar 9 2018	Feb 16 2021	Currently in use
License for water rights - Piracaua Lake	SEMA - State Environment Agency	15090014421/2015	Sep 14 2017	Sep 2 2024	Currently in use

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Water Rights from Well #1	SEMA - State Environment Agency	108000014572/2018	Oct 3 2018	Oct 3 2021	Not currently used
Water Rights from Well #1	SEMA - State Environment Agency	18090048861/2018	Nov 27 2018	Nov 27 2021	Not currently used
License for water rights – Boa Esperança Lake	SEMA - State Environment Agency	18120019257/2018	Jan 17 2019	Jan 17 2022	Currently in use
License for water rights – Louro Lake	SEMA - State Environment Agency	18120005405/2018	Jan 23 2019	Jan 23 2022	Currently in use
Request for water rights – Barriguda Lake	SEMA - State Environment Agency	6469/2020	-	-	Extraction of flow rate of 24 m3/hr with 10 hours of operation – under technical analysis
Request for water rights – Barriguda Lake	SEMA - State Environment Agency	1329/2020	-	-	Extraction of flow rate of 48 m3/hr with 10 hours of operation – under technical analysis
Certificado de Licença de Funcionamento (controlled products such as explosives)	Federal Police	2019-00521589	Nov 24 2019	Nov 23 2020	Monthly consumption and inventory control reporting of controlled products are being met
Vegetation suppression license	SEMA - State Environment Agency	20219201904544/2019	July 8 2019	July 8 2021	Plant suppression is being performed in the area of the mine. Completed in the tailings dam area.
Wildlife collection, capture and relocation license	SEMA - State Environment Agency	195268/2018	Aug 5 2019	Aug 5 2020	Fauna monitoring, scaring and rescue program running in accordance with this authorization.
Army Certificate of Registration -Controlled Products	Defence Ministry	53653	Jun 13 2019	Jul 15 2021	Send monthly consumption and inventory reports of controlled products, The requirements of the license are being met.
Dam Construction permit	Municipality of Godofredo Viana	70/2019	May 9 2019	May 9 2020	Permit for the tailings dam project to 35 m elevation. Currently in use.
Plant operating permit	Municipality of Godofredo Viana	487/2019	Dec 12 2019	Dec 31 2020	Requirements met and permit in use

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Health Permit	Municipality of Godofredo Viana	31/2020	Feb 12 2019	Dec 31 2020	Current usage
Land use and occupation certificate	Municipality of Godofredo Viana	N/A	May 7 2019	May 7 2020	Current usage
Extension of the authorization for the Archaeological Rescue of Aurizona 02 and 03 sites for 12 months	IPHAN - The National Historic and Artistic Heritage Institute	01494.000473/2017-11	Dec 6 2019	Dec 5 2020	Continuous and implementing the RAIPA Program to IPHAN with the Integrated Management Plan. Monitoring and archaeological rescue are underway during vegetation suppression and mining.
Certificate of Approval	Fire Department - Maranhão State	2068119	Apr 25 2019	Apr 24 2020	Current usage
Certificate of Approval	Fire Department - Maranhão State	2146919	Jun 3 2019	Jun 2 2020	Approves the Fire Fighting and Panic system of the Fuel Station – current usage
Tatajuba
Preliminary Licence Application – Tatajuba Project	SEMA - State Environment Agency	16030018206/2016	Mar 17 2016	-	Meet the notification from the Environmental Agency (SEMA) for approval of the Tatajuba project. A Public Hearing may be required by SEMA prior to issuing the Prior License.
Vegetation suppression license	SEMA - State Environment Agency	22100209	Oct 22, 2019	Oct 22, 2020	Vegetal suppression is being performed in the Tatajuba drilling area. Renewal deadline of June 24, 2020

Source: AGP (2020)

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21	Capital and Operating Costs

21.1        Capital Cost Estimates

21.1.1	Sustaining Capital

Capital costs for the Aurizona Mine in order to meet current reserves production are expected to total $107.1 million over the remaining mine life. The bulk of the capital cost is associated with capitalization of some stripping and ongoing tailings dam maintenance.

21.1.2	Capital Cost Summary

The capital costs forecast for the Aurizona Mine to the end of the mine life are shown in Table 21-1.

Table 21-1: LOM Capital Costs
	Units	Life of Mine	2020	2021	2022	2023	2024	2025	2026
Building/Infrastructure	$ ‘000s	5,895	3,226	983	593	669	425	-	-
Hardware/Software	$ ’000s	4,646	1,655	1,521	488	491	491	-	-
Capitalized Stripping	$ ’000s	38,731	19,011	17,274	2,446	-	-	-	-
Mineral Properties	$ ’000s	138	138	-	-	-	-	-	-
Land Acquisition	$ ’000s	1,836	1,836	-	-	-	-	-	-
Machinery, Equipment	$ ’000s	5,462	1,449	2,942	1,072	-	-	-	-
Tailings Dam Maintenance	$ ’000s	39,937	12,547	12,611	632	12,928	1,219	-	-
Miscellaneous Capital	$ ’000s	3,153	3,153	-	-	-	-	-	-
Exploration	$ ’000s	7,251	7,251	-	-	-	-	-	-
Total	$ ’000s	107,072	50,265	35,330	5,230	14,112	2,134	-	-
Source: AGP (2020)

21.2	Operating Cost Estimates

The total operating cost for the Aurizona Mine is $27.95 per tonne processed until the end of the mine life in 2026. Operating costs are broken into three primary areas: mining, processing, and G&A. They do not include the capitalized stripping cost.

21.2.1	Mine Operating Costs

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, and expected contractor mining costs. Mine operating costs are based on the 2020 Operating Budget and Forecast. Previous mine costs and the LOM forecast costs are shown in Table 21-2 as the cost per tonne of material moved.

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Table 21-2: Mine Operating Costs - $/tonne Moved

Area	Units	Actual 2019	LOM 2020 - 2026
Mining	$/t moved	2.00	2.30

Source: AGP (2020)

21.2.2	Process Operating Costs

The process operating costs reflect the initial operating cost history and the Feasibility study operating cost estimate due to the limited process history that has been developed to date. The operating costs include the expected tailings operating maintenance costs. This cost is expressed as cost per tonne ore processed and is shown in Table 21-3.

Table 21-3: Process Operating Costs - $/tonne Ore Processed

Area	Units	Actual 2019	LOM 2020 - 2026
Processing	$/t ore	8.65	10.39

Source: AGP (2020)

21.2.3	General and Administrative Operating Costs

G&A operating costs are based on initial operating cost history with a forecast based on the previous feasibility study estimate. These costs include the site overhead, social programs and G&A from the Belo Horizonte and São Luis offices but not the corporate overhead. The G&A costs are expressed as costs per tonne of ore processed and are shown in Table 21-4.

Table 21-4: G&A Costs - $/tonne Ore Processed

Area	Units	Actual 2019	LOM 2020 - 2026
G & A	$/t ore	4.34	4.89

Source: AGP (2020)

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22	Economic Analysis

NI 43-101 regulations exempt producing issuers from the requirement to disclose Economic Analysis on properties currently in production, unless the technical report prepared by the issuer includes a material expansion of current production. Equinox is a producing issuer, the Aurizona mine is currently in production, and a material expansion is not included in the current Aurizona LOM plan. AGP has performed an economic analysis using the Mineral Reserves and Life-of-Mine Plan presented in this report, and confirms the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23	Adjacent Properties

There are no adjacent properties to the Project.

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24	Other Relevant Data and Information

Several opportunities to expand the mineral resource bases at Aurizona Mine are being investigated by Equinox. These include:

1)	Tatajuba – Open pit potential
2)	Piaba – Underground mining potential

The open pit potential of the Tatajuba deposit was presented in the Mineral Resource estimate section of this report and drilling to date has enabled an initial mineral resource estimate to be reported. The near surface and potentially open-pit available resources at Tatajuba provides the opportunity for:

•	additional feed to the processing facility at the end of the mine life of the Piaba open pit
•	blending of saprolitic and transition material with fresh rock from Piaba open pit or Piaba underground material

Further drilling underway is recommended in this report to expand the Tatajuba mineral resource further prior to completing studies to determine the most economical method and timing of exploration.

The underground potential of the Piaba deposit is presented here as a Preliminary Economic Assessment (PEA) which incorporates drilling completed in 2019.

These are the two most prominent opportunities as of December 31, 2019 and continue to be further outlined. The underground potential has had a PEA completed on it and is described in the following sections.

24.1        Piaba Underground Potential - Summary

Equinox considers that underground mine production would be mined concurrently with mining of lower grade open pit material, thereby enhancing mill grade. The process plant and site infrastructure are already established at site for the mining of the mineral reserves in the mine plan for the Piaba open pit.

As a Preliminary Economic Assessment, the designs and estimates for the Piaba underground study include mining Inferred Mineral Resources. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. As such, this study should be regarded as preliminary in nature and the estimates and economic conclusions should not be relied upon. No previous underground mine planning has been undertaken on the Piaba deposit. The work undertaken by AGP’s underground team was under the supervision of Gordon Zurowski, P.Eng., AGP’s Principal Mine Engineer and Mining QP for the Aurizona Project.

The Piaba deposit contains high gold values in a multiple vein system extending below and adjacent to the open pit that is currently being mined. The veins can be generally categorized as exhibiting regular geometry with widths of 2.5m to 15m, averaging 7.2m, and dips typically ranging from 75° to 85°. Ground conditions are expected to be fair to good. The proposed mining methods described in this study are variants of longhole open stoping techniques. Only Indicated and Inferred resources were considered in the development of the mine plan for the PEA. The resources extend to a depth of at least 600 m from surface based on drilling to date.

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The base case mine plan indicates the potential to produce 9.0 Mt grading 2.8 g/t Au to the process plant over an operating period of around ten years. Additional studies have been undertaken to investigate the effects of raising the elevation of the interface between the open pit and underground mines and the potential to increase underground production. Dilution in plant feed, defined as waste tonnes/mill feed tonnes, is estimated to be around 13%.

The development incorporates in-vein development that will be extended through all the economic veins. During this study, it seems likely that the only visual guide for development will be the presence of joint swarms at the hangingwall and footwall contacts. No other visible markers are believed to exist. Accuracy of this development may prove challenging and may be driven by grade control channel sampling.

For the purposes of this study, it was assumed that completed stopes would be filled by rockfill from underground development or open pit waste. Cement addition to rockfill was confined to higher grade areas to eliminate the need for rib pillars and above sill pillars to aid in pillar recovery.

The results of the preliminary post tax financial analysis of the PEA for the underground project are summarised in Table 24-1, Table 24-2 and Table 24-3. The base case considers that underground mining would be post Piaba open pit production.

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Table 24-1: Base Case Post Tax Financial Analysis.
Description	Unit	Value
UG Production
Tonnes	kt	9,014.3
Grade	g/t Au	2.84
Contained Au	koz	823.6
Gold Sold	koz	740.5
Net Revenue	$M	999.6
Operating Costs (Non recoverable taxes included)
Mining Costs	$M	336.0
Process Costs	$M	111.1
G & A Costs	$M	44.1
Refining and Transportation	$M	14.4
Royalties (Government and Sandstorm)	$M	44.5
Corporate Taxes	$M	42.2
Recoverable Taxes Offsets	$M	5.1
Mine Capital (Recoverable and Non-Recoverable Taxes included)
Underground Project Costs	$M	69.7
Sustaining Costs	$M	138.4

Net Cashflow	$M	204.2
Net Present Value (5%)	$M	122.2
Net Present Value (10%)	$M	70.5
Internal Rate of Return (IRR)%		24.9%
Payback Period (after Pre-Production)	years	3.3
Source: AGP (2020)

Table 24-2: Base Case Post Tax Capital Costs
Description	Development Capital ($M)	Sustaining Capital ($M)
Underground Mine Development	27.7	70.3
Initial Purchase of Mobile Equipment	17.9	21.6
Mobile Equipment Replacement	-	6.0
Mine Infrastructure	5.8	5.2
Contingency (25%)	12.9	25.8
Recoverable Taxes	1.8	3.4
Non-recoverable taxes	3.5	6.2
Total	69.7	138.4
Source: AGP (2020)

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Table 24-3: Base Case Post Tax Operating Costs
Cost Centre	Unit Cost ($/t)	Cost per Ounce ($/ounce)
Underground Mining	33.82	412
Processing	12.13	148
G&A	4.89	60
Non-Recoverable Taxes		45
(+) Refining and Transport		20
(=) Total Cash Costs		683
(+) Royalties
Government Royalties		20
Other Royalties (Sandstorm NSR)		40
(=) Total Cash Costs including Royalties		743
(+) Capital Expenditures on Operations
Sustaining Capital Costs		174
Non-Recoverable Taxes		8
AISC		925
Source: AGP (2020)

24.2        Introduction

No previous underground mine design or mine planning has been undertaken on the Piaba deposit. The mine design work was undertaken by AGP with assistance from JRT Geoengineering, which provided the geotechnical inputs and ground support recommendations and BBA Engineering assisted with ventilation design.

The geological model was provided by Equinox and the designs and estimates were undertaken from offices in Canada and the UK using reports and data provided by Equinox.

The designs and estimates for the underground study are preliminary in nature and include the effects of mining Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. As such, this study should be regarded as preliminary in nature and the estimates and economic conclusions should not be relied upon.

Equinox considers that underground mine production would be mined concurrently with lower grade open pit material, thereby enhancing mill feed grade. A process plant and site infrastructure are in operation at site for the mining of the Piaba open pit. The capital expenditure and sustaining capital required to develop the underground mine is considered in the financial analysis for the Project.

The Piaba deposit contains high gold values in a multiple vein system extending below and adjacent to the open pit, which is currently in production. Whilst the vein pinches, swells, and varies in dip in places, the vein can be generally categorized as exhibiting regular geometry with vein widths of 1.6m to 15m and dips typically ranging from 75° to 85°. Ground conditions are expected to be fair to good. The proposed mining methods described in this study are variants of longhole open stoping techniques. Only Indicated and Inferred resources were considered in the mine plan. The Indicated and Inferred resources extend to a depth of approximately 600 m from surface based on drilling to date.

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Due to the limited resources currently identified at depth below 600m, shaft development is not considered to be the most economic deep haulage solution. AGP therefore considered only truck haulage for the PEA design.

24.3	Geotechnical
24.3.1	Overview

A preliminary geotechnical review of the Piaba deposit from an underground mining perspective was undertaken as follows:

•	Definition of a preliminary underground geotechnical model based on a review of available data and information, including: standardized geotechnical descriptions and open pit design parameters presented in previously issued reports, geology cross-sections and 3D-solids provided by Equinox, open pit stability models and results, preliminary mine designs by AGP, and site, open pit, and outcrop photos.
•	Consideration of appropriate and preferred underground mining method(s) suitable for the grades and geometries of the Piaba deposit, and in consideration of the anticipated ranges of geotechnical and hydrogeological conditions.
•	Estimation of production opening (stope) dimensions (stope height, stope width, ore width etc.)
•	Consideration of stope pillar spacing and dimensions, and supplemental support / reinforcement concepts, as required by the preferred mining method(s).
•	Definition of worker-entry excavation ground support/reinforcement designs based on the preliminary geomechanical model and anticipated service conditions and dimensions.
•	Providing assistance with technical direction for mine planning and cost estimation.
•	Identification of opportunities and risks relevant to the project.
24.3.2	Data Sources

No new data was collected by AGP for this assessment and no geotechnical site visit has been completed by AGP to date.

A geotechnical model for the underground mining option was developed by AGP using data and information compiled from existing sources. These comprised primarily:

•	July 2017, Lycopodium Minerals Canada Ltd, “Feasibility Study on The Aurizona Gold Mine Project, Maranhão, Brazil” prepared for Trek Corporation.
•	November 2015 “Pre-feasibility Level Geotechnical Pit Slope Design Report for the Aurizona Gold Mine – Piaba Pit”, by Crux Engineering Group for Luna Gold.
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24.3.3	Deposit Geology

Review of geological descriptions that may be pertinent to underground geotechnical issues were identified as follows:

•	Piaba is hosted in quartz-diorite rocks with diorite in the hanging wall and chemical-carbonaceous metavolcano-sedimentary rocks in the footwall.
•	The deposit displays intense weathering alteration with an average depth of oxidation at 60m.
•	The contact of the footwall metavolcano-sedimentary rocks with the overlying quartz diorite is often marked by fractured zone filled by quartz, sulphide, and carbonate.
•	The quartz diorite hosts the bulk of the auriferous zone at Piaba. The quartz diorite is limited in the lower portion by thin, ductile shear zones (shearing bands with graphite and quartz veins with thicknesses from 1 to 10m) or by faults with fracturing and intense brecciation.
•	The hanging wall contact of the quartz diorite unit with the overlying diorite unit is gradational, but locally exhibits thin, ductile shear zones (1 to 10m), or even fault zones with intense fracturing and infill by carbonaceous-graphitic material. The diorite unit has mixed characteristics between volcanic and plutonic features.
•	The entire package is cut by north or north-northwest trending andesitic dikes. The deposit trends east-northeast and dips steeply (80°) north-northwest.
•	Shear zones are present in the hanging wall and footwall of the Piaba deposit. The shear zones are represented by decimetric to metric zones of increased foliation development.
•	In the hanging wall of the Piaba deposit, this increase in foliation development often occurs in proximity with the hanging wall of both the quartz-diorite and the gold mineralization. A similar increase in foliation development can be observed through the gold zone and into the feldspar quartz diorite in the footwall.
•	In the gold zone, brittle-ductile deformation evidenced by excessive fragmentation of the rocks, brecciation, intrusion of quartz-carbonate-sulphide veins, shear bands, infilling of the matrix with carbon material, chlorite, carbonate and sericite and mineral stretching, can be recognized in the core samples.
•	Two ages of shear zones are present at Piaba, earlier auriferous chloritic shear zones that are reactivated, and shear zones crosscut by graphitic shear zones. Where reactivated by subsequent graphitic shear zones, these shear zones can be associated with additional auriferous quartz veining.
•	The contact of the feldspar quartz diorite with the metavolcano-sedimentary rocks of the footwall generally appears as fractured and at times sheared, with coarse graphite and quartz-carbonate veining. In the metavolcano-sedimentary rocks in the footwall, another shear zone occurs, marked by a zone of increased foliation (1 to 12m wide). Millimetric and centimetric quartz-carbonate-sulphide veins parallel to the main shear zone, are displayed along the strike and dip of the deposit.
•	Discrete northwest-trending graphitic shear zones and brittle faults appear to modify the geometry of the gold zone. Nine shear zones and/or brittle faults have been defined in the Piaba deposit. These shear zones and/or brittle faults partially segment the deposit, although offsets of the gold zone along them are limited. The maximum offset observed is 100 m, whereas most offsets are approximately 10m.
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•	The Piaba deposit is crosscut by the Pirocaua fault zone at the east-northeast end of the deposit. This brittle fault zone is up to 350m wide and locally disrupts the Piaba gold zone (maximum offset 75m).
•	From a hydrogeological perspective, the mine has excess water during the wet season therefore, sedimentation control is required for all mine runoff and process water prior to discharge in the surrounding estuaries. The climate is tropical and often humid, with annual rainfalls of up to 3,000 mm. The rainy season occurs from mid-December to mid-July with the heaviest rains from February through May.
24.3.4	Geotechnical Model

Key geotechnical units likely to contain the proposed underground mine access, infrastructure and stoping excavations include the fresh carbonaceous metavolcaniclastics (MVC, Unit UG9) and fresh Diorite / Quartz Diorite / Feldspar Quartz Diorite (Unit UG11). Both materials have been characterized as part of previous studies, and both indicate relatively good rock mass qualities and strength characteristics, with design UCS and GSI values of 100 MPa (MRCs) and 165 MPa (DIOs) and 60 and 70, respectively.

Transition materials related to each of these are thought to exist well above the top of proposed underground workings, as such these poorer quality variants are unlikely to impact underground operations.

Units UG9 and UG11 may be identified in Figure 24-1.

Figure 24-1: Lithologies and Geotechnical Units

Source: AGP (2020)

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Rock mass properties for the main geotechnical units were evaluated following the Hoek-Brown criterion (Hoek et al, 2002 and Hoek & Diederichs, 2005), from intact rock tests (including unit weight, porosity, VP-VS, Young Modulus and Poisson Ratio) and rock mass classification obtained from geotechnical core logging. Geological Strength Index, GSI (Hoek 1994) was estimated for the fresh rock from the correlation GSI = 1.5×JCond + RQD/2 (Hoek et al. 2013). Values for GSI and other geotechnical indexes were obtained from statistical analysis. Figure 24-2 presents a summary of intact rock parameters for the main geotechnical units at Piaba, with the key underground UG9 and UG11 units highlighted.

Figure 24-3 is a section showing the location of these units. Histograms for key geomechanical parameters (RMR, GSI, RQD, FF/m) for UG9 and UG11 are shown in Figure 24-4 and Figure 24-5 respectively.

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Figure 24-2: Summary of Intact Rock Parameters

Source: AGP (2020)

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Figure 24-3: Section Showing UG Units

Source: AGP (2020)

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Figure 24-4: UG9 Geomechanical Parameters

Source: AGP (2020)

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Figure 24-5: UG11 Geomechanical Parameters

Source: AGP (2020)

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24.3.5	Structural Geology

The main structure in the Piaba open pit, which is responsible for the structural direction of the Proterozoic lithologies, is oriented ENE-WSW. This tendency is characterized in the lithotypes of the greenstone belt sequence by rhythmic banding and foliation. Diorite intrusions occurred preferentially along this structure. Discrete shear zones, parallel to the intrusions of diorites, take place along the contacts of the mineralized zone and present themselves as important hosts for the deposit of gold. Table 24-4 summarizes the integrated structural domains. Figure 24-6 shows the orientations of the discontinuity sets for the Piaba deposit.

Table 24-4: Summary of Integrated Structural Domains
Faults
Familia	Source	Media		Rangos				N° Polos	N° Entradas
		Dip	Dip Dir	Dip		Dip Dir
1A	CL	74	322	55	90	296	350	54	54
2A	SM	80	9	65	90	650	40	24	24
2B	SM	A	203	79	90	170	220	6	6
3A	SM	76	51	60	90	40	70	10	10
3B	SM	81	239	70	90	220	250	5	5
4A	SM	82	270	70	90	250	290	5	5
4B	SM	89	97	78	90	70	110	4	4

Joints
Familia	Source	Media		Rangos				N° Polos	N° Entradas
		Dip	Dip Dir	Dip		Dip Dir
1A	CL	71	324	55	90	290	350	563	563
2A	CL	74	12	55	90	350	36	459	459
2B	CL	83	194	76	90	170	215	162	162
3A	SM	77	49	64	90	35	62	4	2
3B	SM	86	244	77	90	232	255	2	4
5	SM	50	214	38	60	197	228	2	2
6	CL	8	206	3	25	90	305	177	177

Banding/Foliation
Familia	Source	Integrado Media		Rangos				N° Polos	N° Entradas
		Dip	Dip Dir	Dip		Dip Dir
1A	SM	83	328	70	90	295	355	42	42
1B	SM	84	147	70	90	125	172	8	9
Source: AGP (2020)

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Figure 24-6: Discontinuity Set Orientations

Source: AGP (2020)

Nine faults were modelled for the Piaba deposit as part of this study and as shown in Figure 24-7. These are high confidence faults that were modelled for possible influence on the resource. Four of these faults were used to cut and offset the gold zone estimation domains.

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Figure 24-7: Piaba Deposit Faulting

Source: Lycopodium (2017)

24.3.6	Mining Dimensions

Mine design and ground control management have been approached in a systematic manner for this study, and both take into account the following factors:

Geological and Geotechnical Factors

•	distribution of rock types
•	distribution, orientation, and condition of regional and local geologic structures
•	ore zone location and grade
•	geotechnical conditions of the rock mass
•	rock strength parameters (uniaxial compressive strength, cohesion, and friction angle)
•	in-situ stress conditions and anticipated changes arising from mining
•	groundwater conditions

Mining Factors

•	excavation dimensions
•	mining method and sequencing
•	required use of excavation
•	required service life of zone or excavation
•	ground support requirements, equipment, and constraints.
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Current mine plans and designs are based in part on results of site investigations and geotechnical assessments completed by past owners, Equinox, and their consultants, including rock mass characterization tasks, structural geology interpretations, and open pit excavation stability analyses and designs.

The underground rock mechanics assessment methodology employed for the current study is based on industry standard techniques. AGP have reviewed the proposed mine plan for reasonableness in consideration of recently compiled geotechnical data and have developed recommendations for unsupported and supported hydraulic radii to assist with the development of production stoping design criteria.

The empirical “Stability Graph” method (Hutchinson and Diederichs, 1996, and Nickson et al., 1992, after Potvin, 1988) was used to estimate acceptable mining dimensions for the proposed stope backs and walls.

Geotechnical and representative stope geometry parameters are combined to determine a “Stability Number” (N’), defined by:

N’ = Q’ x A x B x C

Where:

•	Q’ is a rock mass classification parameter
•	A is a measure of the ratio of intact rock strength to applied stress
•	B is a measure of the relative orientation of dominant structure with respect to the excavation surface
•	C is a measure of the influence of gravity on the stability of the face being considered

The Q classification system is frequently simplified to include only factors dependent on the rock mass, ignoring environmental considerations such as water and active stresses. The resulting rating will give the same assessment for the same rock conditions at different depths and hydro-geological states. Q' is the modified Q classification value with Jw and SRF set to 1. Modern design approaches account for the influence of stress in the design steps and it would be incorrect to assess these factors twice by including them in the rock mass classification.

Parameter A is estimated for each face of the stope using the Stewart and Forsyth method, which estimates the maximum induced tangential stress acting at the centre of the stope face from an assumed stress regime (Stewart and Forsyth, 1995).

Parameter B is dependent on the discontinuities most likely to cause instability. These discontinuities will intersect the stope face at shallow oblique angles. Due to structural variability in all structural domains it has been conservatively assumed that all excavations could have geologic structures that are sub-parallel to stope walls. Therefore, parameter B has been assumed to be 0.2 for all cases.

Parameter C is calculated using the orientation of the critical discontinuity set used to determine parameter B. However in cases where the discontinuity could contribute to both sliding and gravity fall, a conservative minimum value of C = 2 was used.

In an effort to simplify the results of the Stability Graph Method, so as to be useful to mine planners, conservative and base case Q’ value ranges of 3 to 10 (representing Fair to Good Rock) and 10 to 40 (representing Good to Very Good Rock) were used to determine the stability numbers (N’) for the various proposed mining scenarios; which are in turn used to determine unsupported and supported hydraulic radii using the Stability Chart.

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 Permissible and optimized ‘Supported’ and ‘Unsupported’ stoping dimensions for Piaba are provided in Figure 24-8 and Figure 24-9 for different rock classes of expected underground (Q’=10-40 and Q’ = 3-10 respectively).

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Figure 24-8: Permissible / Optimized ‘Supported’ and ‘Unsupported’ Stoping Dimensions in Good to Very Good Rockmass Conditions

Hydraulic Radius	Unsupported Q'=10	Unsupported Q'=40	Supported Q'=10	Supported Q'=40
BACK	3.5	6.5	8.0	11.0
HW	8.0	13.0	13.0	16.0

Unsupported design for rock mass in mid design range.
Unsupported design for rock mass in upper end of design range.
Supported design for rock mass in mid of design range.
Supported design for rock mass in upper end of design range.

BACK W (metre)

L (metre)

HYD RAD	10	15	20	25	30	35	40	45	50	55	60
5	1.7	1.9	2.0	2.1	2.1	2.2	2.2	2.3	2.3	2.3	2.3
10	2.5	3.0	3.3	3.6	3.8	3.9	4.0	4.1	4.2	4.2	4.3
15	3.0	3.8	4.3	4.7	5.0	5.3	5.5	5.6	5.8	5.9	6.0
20	3.3	4.3	5.0	5.6	6.0	6.4	6.7	6.9	7.1	7.3	7.5
25	3.6	4.7	5.6	6.3	6.8	7.3	7.7	8.0	8.3	8.6	8.8
30	3.8	5.0	6.0	6.8	7.5	8.1	8.6	9.0	9.4	9.7	10.0
35	3.9	5.3	6.4	7.3	8.1	8.8	9.3	9.8	10.3	10.7	11.1
40	4.0	5.5	6.7	7.7	8.6	9.3	10.0	10.6	11.1	11.6	12.0
45	4.1	5.6	6.9	8.0	9.0	9.8	10.6	11.3	11.8	12.4	12.9
50	4.2	5.8	7.1	8.3	9.4	10.3	11.1	11.8	12.5	13.1	13.6
55	4.2	5.9	7.3	8.6	9.7	10.7	11.6	12.4	13.1	13.8	14.3
60	4.3	6.0	7.5	8.8	10.0	11.1	12.0	12.9	13.6	14.3	15.0

HW W (metre)

H (metre)

HYD RAD	10	15	20	25	30	35	40	45	50	55	60
20	3.3	4.3	5.0	5.6	6.0	6.4	6.7	6.9	7.1	7.3	7.5
25	3.6	4.7	5.6	6.3	6.8	7.3	7.7	8.0	8.3	8.6	8.8
30	3.8	5.0	6.0	6.8	7.5	8.1	8.6	9.0	9.4	9.7	10.0
35	3.9	5.3	6.4	7.3	8.1	8.8	9.3	9.8	10.3	10.7	11.1
40	4.0	5.5	6.7	7.7	8.6	9.3	10.0	10.6	11.1	11.6	12.0
45	4.1	5.6	6.9	8.0	9.0	9.8	10.6	11.3	11.8	12.4	12.9
50	4.2	5.8	7.1	8.3	9.4	10.3	11.1	11.8	12.5	13.1	13.6
55	4.2	5.9	7.3	8.6	9.7	10.7	11.6	12.4	13.1	13.8	14.3
60	4.3	6.0	7.5	8.8	10.0	11.1	12.0	12.9	13.6	14.3	15.0
75	4.4	6.3	7.9	9.4	10.7	11.9	13.0	14.1	15.0	15.9	16.7
80	4.4	6.3	8.0	9.5	10.9	12.2	13.3	14.4	15.4	16.3	17.1

Source: AGP (2020)

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Figure 24-9: Permissible / Optimized ‘Supported’ and ‘Unsupported’ Stoping Dimensions in Fair Quality Rockmass Conditions

Source: AGP (2020)

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Results of the Stability Graph analysis indicate permissible / optimized unsupported stope dimensions as follows: (i.e. no regular use of cables for HW support):

•	A 20 to 30+ m level spacing is likely acceptable for mining at Piaba.
•	A 20 to 40+ m stope strike length is likely acceptable for mining at Piaba, depending on local rock conditions (base vs. optimized) and grades, with pillars to be preferentially located in waste and lower grade material. Rib pillars are likely to be required every approximately 20 to 40+ m on strike, assuming a 20-25m ‘high’ (effective) HW length.
•	Similar geometries & alternatives are permissible.
•	The results of the assessment indicate an opportunity of increased / optimized stope dimensions versus those considered in the current mine plan may be possible. This potential demonstrates the relative degree of flexibility related to the current designs.

For the purposes of this study AGP adopted stope hydraulic radii assuming “unsupported” ground. However, future planning may elect to use "supported" case hydraulic radii, then the stopes must be supported with cable bolts or their equivalent. Related Empirical cable bolt design charts (Hutchinson and Diederichs, 1996) can be used to determine the minimum cable bolt lengths and spacing required for stability, and to minimize raveling and dilution.

24.3.7	Pillars

Sill Pillars

In order to increase production most of the large underground mining areas have been broken into two zones (an upper zone and a lower zone). To maximize ore recovery, high strength cement rock fill (CRF) sill pillars are planned for the boundary levels between the zones, in favour of an unrecoverable ore-bearing sill pillar that would otherwise be left behind. Nominal high strength sill pillar strength requirements are approximately 1 MPa with a minimum 10 m thickness required for adequate stability, depending on local ore widths. Mining recovery losses and dilution estimates have been increased for stopes adjacent to and within CRF sill pillars zones.

Crown Pillar

A 3D surface was created using a 20m crown pillar ‘buffer-zone’ offset from the current ‘ultimate’ pit floor. This surface was then used to define a minimum crown pillar zone. Stope development is not planned within this zone, to avoid surface effects from mining of the pit, and to limit the potential impact of related stress redistributions and local concentrations near the pit floor. Importantly, the current geologic models and pit mapping indicate that the gradational contact between poorer quality transition zone rock and underlying fresh and stronger variants occur well above the top of the proposed crown pillar zone. This should be confirmed prior to stope development along the extent of the deposit zone

Rib Pillars

Rib pillar will be required along the strike length of the ore zone, to break-up and limit stope spans and wall dimensions. Where possible rib pillar should be located preferentially in zones of lower grade material, with pillar lengths based on the local width of the ore zone and stopes, rib pillars should have a minimum length of 5m, varying in length by a factor of 0.8 of the stope widths thereafter. The rib pillars were not specifically designed and positioned in the current study, rather the pillar material was removed from the stope production model. For that exercise, stopes were assumed to be 35m in length, therefore 5/40 of the tonnage was removed to account for the rib pillars.

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En-echelon stopes are to be mined in a footwall-first configuration, to remove risks associated with mining under a blast damaged hanging wall, as such interstitial pillar widths between en-echelon stopes are a function of practical and operational requirements only.

24.3.8	Ground Support Design for Mine Development

Standard excavations planned for Piaba have been assessed and analyzed for ground support requirements using field-collected geotechnical data, Grimstad and Barton’s (1993, 2017) industry-accepted empirical design chart (Figure 24-10), and the rock-mechanics software program Unwedge© (Rocscience 2003).

The results, along with related operational experience, have been used to develop ground support recommendations for common mining geometries and expected rock mass conditions.

Designs for all other excavations (i.e. large intersections, custom infrastructure excavations, the portal, ventilation raises & collars etc.), and openings in “Poorer” quality rock are to be considered on a case-by-case basis, with specific support designs developed for each.

Primary support consisting of mesh, screen, or shotcrete and penetrative support elements are to be installed immediately after exposure to improve the stability of the roof and sidewalls. Bolt length is dependent on the excavation width, with minimum 1.8 m bolts required for spans < 6 m, and 2.4 m bolts required for spans greater than 6 m. Cable bolts or equivalent are required as primary support for all spans greater than 8 m. The use of 6 m long 0.6” to 0.7” diameter dual-strand and bulbed cables on 1.5 to 2.5 m centers are standard primary support for excavations (including intersections) for spans up to 15 m.

Supplementary support is to be installed if the condition of the roof ribs, and sidewalls are in “Poor” quality rock, or if they require additional long-term or more deeply seated support. Supplementary support may include the addition of the following elements, progressively:

•	additional steel / mesh straps
•	5 to 10 cm of plain or fibre-reinforced shotcrete applied to the back, walls, or other specified target areas
•	3 to 10 m long bulbed double-strand cable bolts installed on 1.5 m to 3.0 m square pattern centres; these may be required to support larger spans, potential wedges & blocks formed by persistent structure, fault zones, etc. and these may also be regularly required at depths greater than >400 m, where stress effects due to mining are indicated to become more apparent and impactful

Initial review suggests a reasonable allowance of ~20 % of development requiring secondary support. The ground support assumptions used in the study are shown in Table 24-5.

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Figure 24-10: Empirical Ground Support Design Chart (Grimstad and Barton’s (1993, 2017)

Source: AGP (2020)

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Table 24-5: Study Ground Support Assumptions
Drift Name	Ramp	Waste Access	Ventilation Ramp/Drift	Other/Vent Drift	Vein Ore/ Waste Drift
Height (m)	5.5	5.5	5.5	5.0	4.5
Width (m)	5.0	5.0	5.0	5.0	4.5
Primary Bolts
Type	1.8m Rebar	1.8m Rebar	1.8m Rebar	1.8m Rebar	1.5m Split Set
Coverage	105%	105%	105%	105%	105%
Spacing (m)	1.6 x 1.6	1.6 x 1.6	1.6 x 1.6	1.6 x 1.6	1.6 x 1.6
Starting Sidewall Height (m)	1.8	1.8	1.8	1.8	1.8
Mesh	75%	75%	50%	50%	100%
Starting Sidewall Height (m)	3.0	3.0	3.0	3.0	3.0
Fibrecrete
Thickness (mm)	50	50	50	50	None
Coverage	20%	20%	20%	20%
Starting Sidewall Height (m)	1.0	1.0	1.0	1.0
Intersections
Bolt	6m Cable	6m Cable	6m Cable	None	None
Spacing (m)	2.0 x 2.0	2.0 x 2.0	2.0 x 2.0
Coverage	5%	5%	5%
Source: AGP (2020)

24.4	Mineral Resources for Underground Mining

The mineral resources utilised in the mine plan are shown by category in Table 24-6.

Table 24-6: Mineral Resources Utilised in the Mine Plan
Description	Tonnes 000’s	Grade g/t Au	Contained Gold (koz)
Measured	-	-	-
Indicated	2,832	2.73	249
Inferred	6,183	2.89	575
Source: AGP (2020)

The location and distribution of the Indicated and Inferred Mineral Resources utilised are shown in Figure 24-11 and Figure 24-12 respectively with the open pit and underground development included for reference. Note that some overlap occurs where separate parallel veins are categorised differently.

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Figure 24-11: Indicated Resources Utilised using a 1.75 g/t Au Grade Shell

Source: AGP (2020)

Figure 24-12: Inferred Resources Utilised using a 1.75 g/t Au Grade Shell

Source: AGP (2020)

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24.5	Mineral Reserves

Due to the preliminary nature of this study and the inclusion of the potential recovery of Inferred Mineral Resources project economics have yet to be demonstrated, as such no Mineral Reserves were identified.

24.6	Underground Mine Design
24.6.1	Mining Method Selection

Longhole stoping was selected as the preferred mining method due to the fair/good orebody and country rock ground conditions, and the dip and thickness of the deposit.

The regular, steep dipping geometry of the vein indicates a long hole stoping method to be appropriate. The width of the economic veins typically varies from 1.6m to 15m and averages 7.2 m width with some pinching and swelling. The vertical sub level interval was limited to 23 m measured floor to floor. AGP assumed a minimum planned stoping width of 1.7 m, adjusting the planned development and stope grades to include the non-vein (planned dilution) material.

Although the Piaba underground orebody is a relatively low-grade deposit, there are higher grade areas contained within that would warrant 100% extraction through the use of cemented backfill. For the purposes of this study, low-grade stopes were defined as stopes with a mill feed grade less than 2.6 g/t Au and high-grade stopes with a mill feed grade above 2.6 g/t Au. With this in mind, three variants of longhole mining techniques were ultimately selected:

Longhole stoping with cemented backfill: (i.e. high-grade stopes with no rib pillars): Blast holes will be drilled downward from the drilling level to the mucking level, retreating from the vein extents of each particular mining level towards the central stope access of that mining level. Each stope would be 35m in length. After extraction, the empty stope will be filled with cemented rockfill and allowed to cure. The next stope to be extracted on the level ‘in retreat’ would be mined immediately adjacent to the previously backfill stope. Stoping would follow a ‘bottom-up’ sequence beginning on the lowest level of a mining area and progressing upwards to the top of the mining area, using the previous drill level of the stope below as the mucking level for the next level of stopes above. Approximately 60% of the deposit will be extracted using this method.

Longhole stoping with uncemented backfill: (i.e. low-grade stopes, with rib pillars): Stopes would be drill and blasted in the same fashion as described above. Each stope would be 35m in length. After extraction, the empty stope will be filled with unconsolidated waste rock, and an unrecoverable rib pillar would be left to separate the backfilled stope from the next stope to be extracted on the level ‘in retreat’. Again, stoping would also follow a ‘bottom-up’ sequence. Approximately 38% of the deposit will be extracted using this method.

Longhole blind up-hole retreat stoping: Blast holes will be drilled upwards from the mucking level to an economic cut off or to the limits of the open pit crown pillar, retreating from the vein extents towards the central access ramp. Each stope would be 35m in length, with the stope height being less than the normal level interval. The stopes would be left open (i.e. not backfilled) with an unrecoverable rib pillar used to separate adjacent stopes. The method will be employed only in those areas where an upper stope drilling level is not practical or economic to develop. Approximately 2% of the deposit will be extracted using this method.

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24.6.2	Cut-Off Grade

A preliminary cut-off grade analysis was undertaken at the commencement of the study using broadly estimated costs and factors to determine the appropriate breakeven cut-off grade to apply at varying elevations within the mine and varying sub-level interval. Table 24-7 shows a summary of one of these analyses.

Table 24-7: Breakeven Cut-Off Grade Analysis Example
Description	Assumption	Unit	Value
Vein Width		m	7
Sub Level Interval		m	20
Depth		m	300
Insitu Cut-Off Grade		Au g/t	1.69
Effective Mining Dilution @ Zero Grade		%	10.4%
Plant Grade		g/t Au	1.53
Gold Price	$1,300	US$/Oz	$1,300
Revenues
Metallurgical Recovery	90.0%	% Of Au	90.0%
Gross Revenue		US$	$57.57
Transport Charge	14.00	US$/Oz Au	$0.62
NET REVENUE		US$/t Processed	$56.95
Operating Costs
U/G Operating & Sustaining Capital Costs	42.11	US$/t Processed	42.11
Process Costs	9.40	US$/t Processed	9.40
G & A Costs	2.88	US$/t Processed	2.88
Royalty	4.5%	% Net Revenue	2.56
TOTAL OPERATING COST		US$/t Processed	56.95
Source: AGP (2020)

The analyses undertaken indicated a range of breakeven insitu cut off grades as shown in Table 24-8.

Table 24-8: Range of Insitu Breakeven Cut Off Grades (g/t Au)
Depth m	20 m Sublevel	25 m Sublevel
100	1.53	1.47
200	1.61	1.55
300	1.69	1.63
400	1.77	1.71
Source: AGP (2020)

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Based on the analyses described above the breakeven insitu cut-off grades used varied from 1.50 g/t Au near surface to 1.85 g/t Au. The 1.50 g/t Au cut-off grade was applied to material within 200 vertical metres of the delivery point elevation, and the cut-off was increased for every 100 vertical metres of depth, to a depth of 500 vertical metres below the delivery point. A cut-off grade of 1.85 g/t Au was applied to all material greater than 500 vertical metres below the delivery point elevation.

A long section showing the planned mining areas with indications of gold grades is provided in Figure 24-13.

Figure 24-13: Long Section of Stoping Areas with Gold Grades

Source: AGP (2020)

24.6.3	Application of Modifying Factors to Estimate Mill Feed

The methodology to modify insitu stope resources to estimate mill feed is described in Table 24-9.

Table 24-9: Modifying Factors
Description	Methodology	Average Factor
Rib Pillars	Excluded from stope insitu resources
Development Dilution	95% grade factor applied to reflect inability to accurately follow vein contacts. In narrow veins, development diluted to drift dimensions at zero grade.	14.3%
Stope Dilution	0.35m dilution on both H/W and F/W (total 0.7m) at assumed grade of 0.25 g/t Au	12.3%
Development Tonnage Recovery		100%
Diluted Stope Tonnage Recovery		97%
Source: AGP (2020)

The resulting estimates of mill feed by mining area are shown in Table 24-10.

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Table 24-10: Estimated Mill Feed by Mining Area
Mining Area	Mill Feed Tonnes	Mill Feed Grade
1	831,000	2.82
2	674,600	2.01
3	573,400	2.65
4	1,201,300	3.77
5	1,689,200	3.02
6	464,600	2.41
7	2,727,800	2.66
10	852,300	2.83
Total	9,014,200	2.84
Source: AGP (2020)

24.6.4	Mine Design

Stope Design

Following a review of the potentially economic portions of the orebody at the various cut-off grades a level spacing of 23 vertical metres was chosen for all stoping areas. Level locations were chosen at elevations that best fit the grade shells over the entire deposit. Subdivision of the underground mine into separate mining areas provides the opportunity to optimise level spacing and location for each of the separate mining areas in future studies.

A stope development drift height of 4.5m was selected to suit medium-sized mobile production equipment. Thus, all production stopes were designed to be 18.5 vertical metres in height (23m less 4.5m). A minimum stope design width of 1.7m true width was applied.

Longhole stope outlines were designed in on 12m-spaced sections using the appropriate grade shell and vein wireframe as a guide. There are several areas where two or more (up to four) potentially economic veins are located in close proximity to each other on the same level. A minimum 5m waste interval was applied between adjacent stopes. Where the vein interval was less than 5m, multiple veins were included in the stope outlines if the resulting grade exceeded cut-off grade.

The process of wire framing stope outlines resulted in contiguous stope wireframes as long as 1,400 m in length on some levels. Overall, the underground mine had a total strike length in the order of 3.3 km in length. The long strike length required that the underground mine to be logically split into smaller strike length ‘mining areas’ that can be accessed and mined independent from each other, thereby increasing the available working places and allow for a relatively high overall production rate from the underground mine. Ultimately the underground mine was broken into eight separate mining areas (Figure 24-10). The average strike length of the mining areas varied from 200m to about 500m in length. In the detail stope design two areas (#8 and #9) between #7 and #10 were excluded due to their small size not justifying the development for production.

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Geotechnical guidance with respect to required pillars was incorporated into the stope design process in the following manner:

•	Crown Pillar: The crown pillar separates the open pit from the underground stoping operation. A 20m crown pillar thickness was designed below the open pit floor. The crown pillar is assumed to be unrecoverable.
•	Rib Pillars: 5m wide rib pillars were designed to separate adjacent low-grade stopes. These are backfilled with unconsolidated waste rock and are therefore unrecoverable.
•	Sill Pillars: In order to increase the number of working places within the underground mine, the more extensive mining areas were further divided into separate upper and lower mining sections. This allows stoping activities in the upper and lower mining sections to occur concurrent to each other. The stopes immediately below the sill pillar were extracted under the previously backfilled upper stopes. If extracted in this manner, this approach to sill pillar recovery will require the use of high strength backfill in the first level of upper stopes in order to allow safe extraction of the stopes below. Higher stope dilution and lower stope recovery factors were assigned to sill pillar recovery.

The mining philosophy incorporates eight separate mining areas, most of which are further divided into upper and lower mining zones for mine scheduling purposes. Each mining level in each mining zone is accessed at a central location along the strike extent of the particular mining zone. In-vein development commences from the central location of each mining to the lateral extent of each zone. Once the lateral extent of the mining zone is reached in both directions, stoping can independently commence from each lateral extent and retreat back to the centrally located access point. Once stoping is completed along the lateral extents on that mining level and the final stope backfilled, stoping can commence on the level above once the in-vein development for the set of stopes above has reached the lateral extent of the mining zone. The in-vein development of the set of stopes on the level above is independent from the stoping activities on the levels below, allowing the stopes on the level above to commence production in quick succession after the final stope on the level below is mined and backfilled.

Development Design

The centrally located stope accesses in each mining zone are located in a vertical plane to one another and are serviced with a separate ramp over the full vertical extent of each of the mining zones. Thus, the mine access design incorporates eight internal - essentially independent and separate - ramp systems to service the eight mining zones. The internal ramp layout follows a ‘racecourse’ design rather than a tight ‘spiral’ design to allow for faster and more efficient truck haulage along each of the internal ramp systems.

The eight internal ramp systems will be accessed from surface by a common main double ramp arrangement shared by multiple mining areas. The double ramp system was designed to facilitate both fresh and return air ventilation and obviate the requirement for the mining of ventilation raises through weak unconsolidated material close to surface. The main ramp system will provide access to all of the mining areas along the 3.3km long strike length of the underground mine. The main ramp system is located in the western portion of the mine and will provide access to the internal ramps servicing mining areas 1, 2, 3, 4, 5, 6, and the lower portion of area 7. A subsidiary main ramp backbone located to the east will service the internal ramps for mining area 10 and the upper portion of area 7.

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The poor rock quality of the saprolite, laterite and transition zones in the first 80-250m below surface would require in an extremely large portal box cut. Instead, the main ramp system is developed directly into fresh rock from within the ultimate open pit

The western double main ramp system will initially provide the only points of entry into the underground during the early years of the underground mine with the return ventilation ramp providing a second egress in case of emergency. After approximately 2.5 years development of the eastern main ramp will commence in fresh rock, providing sufficient time for the ultimate open pit to be established in this area and will provide additional egress from the main working areas.

The development design is shown in Figure 24-14 and Figure 24-15.

Figure 24-14: Access Development Design Long Section

Source: AGP (2020)

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Figure 24-15: Access Development Design (Isometric view towards Southwest to show HW development)

Source: AGP (2020)

All mine development is located on the hangingwall side of the orebody for geotechnical reasons:

•	The desire to keep mine development out of the poorer metasediment rock units on either side of the deposit. There is sufficient room between the hangingwall metasediment unit and the ore zone to locate virtually all mine development in the better-quality rock, as illustrated in Figure 24-16.
•	On levels where two or more stopes are in proximity to one another the preferred extraction sequence is to extract the stopes from the footwall side of the deposit to the hangingwall side. This is more easily accomplished with mine development located on the hangingwall side of the orebody.

The remainder of the mine design elements were designed in and around this basic layout. The completed mine design included actual designs for the following additional elements:

•	Level accesses
•	Footwall drifts
•	Stope accesses
•	Ventilation drifts and internal raises
•	‘In ore’ waste access drifts

Other mine design elements not specifically designed were incorporated into the mine schedule via factoring or an estimation of design meterage. This included elements such as:

•	Sumps and pump stations
•	Remuck bays
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•	Electrical substations
•	Production truck loading bays
•	Miscellaneous equipment and consumables storage bays

Figure 24-16: Cross Section Through Zones 6 and 7 Illustrating Relatively Weak Metasediments

Source: AGP (2020)

24.6.5	Development and Production Scheduling

Mine scheduling of the Base Case was performed using an Excel spreadsheet, and incorporated the mine physicals shown in Table 24-11.

Table 24-11: Base Case Mine Physicals
Development Waste (m)	35,833
Development Waste (t)	2,638,435
Raise Development (m)	1,978
Development Ore (m)	29,679
Development Ore (t)	1,664,769
Stope Ore (t)	7,349,511
Total Ore (t)	9,014,280
Total Au Grade (g/t)	2.84
Source: AGP (2020)

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The mine production philosophy was to target the higher-grade mining areas early in the life of mine in order to enhance mine economics. As such, steady-state production was achieved by developing and producing from mining areas 4, 3 and 5 concurrently. As these areas depleted, the same steady-state production rate was maintained by developing and bringing into production the other lower-grade mining areas. Thus, mining areas 7, 1, 10, 6 and finally mining area 2 were brought into production as the mining schedule progressed.

The Base Case mine schedule was completed on a quarterly basis. Appropriate industry standard development rates shown in Table 24-12 were used to schedule the drift.

Table 24-12: Quarterly Mine Development Rates
Development	Single	Double	Multiple
Waste heading	390m/Qtr	540 m/Qtr	690 m/Qtr
Ore heading	310 m/Qtr	430 m/Qtr	550 m/Qtr
Source: AGP (2020)

Average stope productivities shown in Table 24-13 were determined for each mining area, and varied based on stope width, haul distance and backfill type. The calculated stope productivity accounted for all stoping-related activities that would affect the stope production cycle.

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Table 24-13: Base Case Average Stope Productivity by Mining Area

	Zone 1	Zone 2	Zone 3	Zone 4	Zone 5	Zone 6	Zone 7	Zone 10
Stope tonnes	670,000 t	660,000 t	480,000 t	1,030,000 t	1,390,000 t	410,000 t	2,400,000 t	740,000 t
Average stope widths	5.1 m	9.9 m	6.7 m	8.7 m	4.9 m	7.6 m	6.2 m	11.1 m
Stope haul distance	180 m	180 m	170 m	190 m	280 m	140 m	290 m	210 m
Stopes with Cemented Rockfill (no Rib Pillars)
Production rate to be used?	200 tpd	295 tpd	260 tpd	295 tpd	170 tpd	260 tpd	200 tpd	295 tpd
Stopes with Uncemented Rockfill (with Rib Pillars)
Production rate to be used?	300 tpd	320 tpd	320 tpd	320 tpd	245 tpd	320 tpd	245 tpd	300 tpd

Source: AGP (2020)

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In the Base Case, mill feed from the underground mine is first achieved in Q2 of Year3 from the start of underground mine development. The underground mine reaches a nominal steady-state production rate of 2,800 tonnes/day in Q4 of Year 4 and continues at that rate until near the end of life.

The Base Case production schedule is shown graphically in Figure 24-17 and tabulated in Table 24-14. The contained gold and recovered gold for the Base Case are shown in Figure 24-18 and Figure 24-19.

Figure 24-17: Base Case Mill Feed Production Schedule

Source: AGP (2020)

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Figure 24-18: Base Case Contained Gold By Period

Source: AGP (2020)

Figure 24-19: Base Case Recovered Gold By Period

Source: AGP (2020)

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Table 24-14: Tabulated Base Case Mill Feed Production Schedule

Project Year	Tonnes	Grade g/t Au
Y1
Y2
Y3	117,729	3.70
Y4	823,699	3.73
Y5	1,021,057	3.23
Y6	1,022,000	2.85
Y7	1,022,000	2.53
Y8	1,021,999	2.77
Y9	1,022,000	2.72
Y10	1,021,999	2.57
Y11	1,004,896	2.64
Y12	617,013	2.53
Y13	264,965	2.67
Y14	54,924	2.70
TOTAL	9,014,280	2.84

Source: AGP (2020)

24.6.6	Backfill

For the purposes of this study, it was assumed that completed stopes would be filled by rockfill from underground development or open pit waste. An average of 6% cement addition to rockfill was confined to higher grade areas to eliminate the need for rib pillars and above sill pillars to aid pillar recovery.

It was assumed that rockfill will be delivered by a 40t truck to a bay adjacent to the access ramp from where it will be transported and tipped into the stope using a 10t LHD. Measured cement quantities will be added to the rockfill when needed using a transportable high-shear colloidal mixer. It was assumed that two such units will be required and that these can be dismantled and transported from location to location within the mine as needed. Such a unit is illustrated in Figure 24-20.

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Figure 24-20: Illustration of a High-Shear Colloidal Cement Mixer

Source: AGP (2020)

It was assumed that once stopes are available for uncemented rockfilling, 50% of the waste development arisings would be trucked directly to the rockfill bay for transfer to the stope. The remainder of the development waste would be trucked to surface. Waste material for remaining uncemented rockfilling and for cemented rockfilling would be crushed and screened on surface to a 75mm product size with controlled fines content. A cost allowance for this work was included in cost estimation. Production trucks returning underground will be loaded using a surface loader and diverted to the rockfill bay in use, prior to proceeding to its final loading location. Incremental trucking cost for this diversion and reduced truck speeds hauling down-ramp were included in the estimates.

In future, studies of the potential to use process tailings as hydraulic or pastefill material may be investigated.

24.6.7	Ventilation for the Base Case

The Piaba Deposit will be developed via twin declines with one as a dedicated fresh air and the second as a dedicated return air. This system avoids the requirement for ventilation raises from underground to surface that would need to be mined through weak, lateritic, weathered material which overlies the deposit to a depth of around 85 m.

The ventilation system will be a “pull type” system. Due to the strike length of the orebody a total of nine ramps will be ultimately developed. These ramp systems will all use a similar ventilation method, in which fresh air will be pulled through each ramp by a dedicated exhaust raise main fan booster station located at the top of the exhaust raise. Fresh air to the levels will be provided by auxiliary fans which will pull fresh air off the ramps, and the regulated level exhaust system will pull the contaminated air to the exhaust decline which will ultimately exhaust the air to surface.

The ventilation system for Piaba was modeled using Ventsim Visual™ Advanced. This software provides for 3D visualization of a network and uses a form of the Hardy-Cross method for the ventilation network calculations. From the Ventsim Visual™ manual:

The [Hardy-Cross Method is] used by Ventsim Visual™ to perform the calculation of airflows in a network. It uses an iterative estimation method that adjusts the airflows through a network until the estimation errors lie within acceptable limits. Ventsim Visual™ Advanced uses a modified method which takes into account density changes and mass flow balances.

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The ventilation network for Piaba was modeled by importing the mine design from the MineSight 3D program and then applying attributes for each of the airways relative to their dimensions, frictional resistance, length, etc.

The air volume supplied must be capable of diluting and removing noxious gases as well as diesel particulate matter, exhaust and heat generated by the diesel equipment. The amount of air required is largely determined by the number and size of diesel equipment operating underground.

The Piaba project will use the Brazil Regulation NR22 as design guidelines which follow the following calculation from TABLE II – Determining the flow of fresh air according to item 22.24.8:

Calculating the flow of fresh air as a function of the maximum number of people or machinery items having internal combustion diesel-driven engines:

QT = Q1 x n1 + Q2 x n2

Where:

QT = 16,675 (total fresh air flow in m3/min), 280 (total fresh air flow in m3/sec)

Q1 = 2 (quantity of air per person in m3/min (in coal mines = 6.0 m3/min. in other mines = 2.0 m3/min))

n1 = 75 (number of people in a working shift)

Q2 = 16,675 (3.5 m3/min/hp of diesel motors)

n2 = 4,765 (total hp of diesel driven motors in operation)

Using these criteria, the maximum volume of mine air required for the entire mine (QT) is 280m3/s in Q4 of Year 4. An additional 15% is added for leakage bringing the total to 323m3/s.

Table 24-15 shows airflow and power requirements based on the highest horsepower requirement in a quarter for a year. Table 24-16 illustrates the calculation for horsepower requirements at the end of year four.

Table 24-15: Base Case Total Airflow Requirements

Parameter	Y2Q4	Y4Q4	Y6Q4	Y8Q4	Y10Q4	Y12Q4	Y14Q2
Airflow	152	323	298	303	288	196	147
kW	375	750	575	700	500	275	250

Source: AGP (2020)

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Table 24-16: Base Case Full Mine Horsepower (End Year 4)

Equipment		Maximum Units	Utilization	Power (hp)	Power (hp)
Model	Type		(%)	per Unit	Total
LH204	Scoop 4t	1	80%	97	77
LH410	Scoop 10t	7	80%	295	1652
TH540	40t Truck	4	80%	475	1519
Maclean 928 Boiler	Scissors Bolter	3	25%	154	116
Mine Mate Bt3	Boom Truck	2	25%	149	74
Mine Mate FL3	Fuel/Lube Truck	1	25%	149	37
Mine Mate SS3	Shotcrete Sprayer	1	25%	149	37
Mine Mate PC3	16-man Personnel Carrier	2	25%	149	74
Mine Mate SL3	Scissors Lift	3	25%	149	112
Mine Mate TM3	Transmixer	1	25%	149	37
Mine Mate AC3	Explosives Loader	2	25%	149	74
CAT 12M	Grader	1	50%	158	79
TM15XH Mob, Breaker	Mobile Breaker	1	25%	152	38
Toyota	Toyota Supervisors	12	50%	129	772
Toyota Mechanics	Toyota Fitters	1	50%	129	64
Total Power					4765

Source: AGP (2020)

Table 24-17 outlines the velocity basis of design for the project. These upper limit values are comparable to industry standards used in Canada and elsewhere and generally align with industry best practice.

Table 24-17: Velocity Limits

Type of Opening	Velocity Limits (m/s)	Comments
Fresh Air Decline	8.5	Above stopes, vehicular traffic only
Return Air Decline	12	No pedestrian access
Stope and Level Accesses	7	In mining areas to minimize dust
Return Air Raises	20	Rule of thumb, airway economics
Return Air Raises	7.0 to 12.0	Design outside this range to minimize water blanketing
Ventilation Transfer Drifts	12	No pedestrian access

Source: AGP (2020)

The estimated friction factor k values used in the ventilation model and for calculations are based on recommendations by M. J. McPherson and industry best practice. Table 24-18 lists the friction factor k values used in modeling.

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Table 24-18: Friction k-Factor Values

Airway Description	Friction Factor, k (kg/m3)	Comments
Arched Drifts	0.012
Drop or Longhole Raises	0.012	If contains a ladderway area is decreased by 1.0m2
PVC type Ventilation Duct	0.0035	Lay-flat type ducting
Steel Spiral Ventilation Duct	0.0029

Source: AGP (2020)

The current planned maximum depth of the project is 600m. A preliminary heat evaluation was modeled, and no heat issues were identified. However as in any operation where diesel equipment is present, airflow should be maximized in dead-end type headings to mitigate heat build-up.

All main booster fan installations are located underground and will be controlled with variable frequency drives (VFD) to allow fluctuation in air volumes during the life of the mine.

These main fan booster installations will pull fresh air from the Fresh Air Decline (FAD) and will be capable of providing the required volume flow rates and pressures over the full range of operating conditions.

The Return Air Decline (RAD) fan installations will be sized and specified similar to the Fresh Air Fans to maximize the availability of spare parts required for maintenance.

Based on the diesel equipment list, the main booster fans maximum required capacity is 323m3/s.

Auxiliary fans will be required for stope development and mining. It is envisioned that these fans will operate at a volume of 25m3/s and at an estimated pressure of 2000Pa, motor size will be approximately 70kW. These fans will provide sufficient volumes for one truck and one LHD per heading. A contingency for duct leakage of 10% was added to the auxiliary fan requirements.

Additionally, auxiliary fans will be required for decline development. These fans will operate at a volume of 42m3/s and at a calculated pressure of 3000Pa, motor size will be approximately 75-100kW. The fans will provide sufficient volumes for two trucks and one LHD per heading. A contingency for duct leakage of 10% was added to the auxiliary fan requirements.

The Ventsim Visual™ Advanced software was used to develop a phased mine ventilation plan for periods extending through the whole life of mine. Examples of the phased plan are provided for the development of the decline and, for once the mine has matured, in Year 8.

The initial decline development will employ a push or forced type of ventilation. Airflow requirements for the decline development are shown in Table 24-19. Initially this will be accomplished as shown in Figure 24-21 using 1.2 m diameter lay-flat duct lines with 75kW axial fans supplying 42m3/s at an estimated pressure of 3500Pa in each decline.

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Table 24-19: Decline Development Volume Requirements

Equipment Description	Maximum Number of Units	Total Airflow Requirements (m3/s)
LHD	1	8.0
Haul Truck	2	33.5
Required Airflow Total		42

Source: AGP (2020)

Figure 24-21: Initial Decline Development

Source: AGP (2020)

Once the declines pass the first crosscut the ventilation method will change to an overlap type system (Figure 24-22). The fresh air (42 m3/s) will enter via the FAD, in green and exhaust via the RAD, in red.

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Figure 24-22: Overlap Fan Decline Development

Source: AGP (2020)

A three-fan overlap system will be employed at the face. This allows fresh air to be supplied to the face while an exhaust fan will pull the contaminated air from the two declines to a point up the RAD and out of the mine. This overlap method of auxiliary ventilation will remain in place through Year 1 (Figure 24-23) until the first main fan booster station is installed in Year 2.

Figure 24-23: Year One Decline Development

Source: AGP (2020)

By Year 8 development and production will be at steady-state and proceeding on seven mining areas. A total air flow of approximately 300m3/s will be supplied during this period as shown in Table 24-20. Figure 24-24 shows a partial view of the total mine ventilation system in Year 8 illustrating the general arrangements of main fan booster stations located at the top of each mining area ramp system.

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Table 24-20: Year 8 Air Volume Requirements

Booster Station	Volume (m3/s)	Pressure (Pa)	Power (Kw)
1	55	450	50
2	50	950	75
3	50	1150	85
4	50	1000	100
5	50	1200	75
6	60	350	50
Ramp 2 Ducted	42		75

Source: AGP (2020)

Figure 24-24: Year 8 Illustration of Main Fan Booster Stations

Source: AGP (2020)

Level ventilation will be accomplished by pulling fresh air off the fresh air ramp by means of an auxiliary fan (maximum 75kW) delivering up to 20m3/s as shown in Figure 24-25.

The fan will be hung in the ramp on the up-ramp side of the access. Vent tubing will used to ventilate both ends of the sill development. Only one heading at a time can be worked, therefore the heading not in use will be choked off to divert the air to the working heading. The exhaust regulator will be adjusted to regulate up to 30 m3/s of air. This will allow a quantity of fresh air to be pulled off the ramp to eliminate any “dead-air zones” in the access.

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Figure 24-25: Level Development Ventilation

Source: AGP (2020)

24.6.8	Hydrogeology

No hydrogeological study is yet available. Annual rainfall is around 3,000 mm/year. The underground mine is separated from the open pit mine above by a crown pillar. It will be necessary to prevent as much water as passible from entering the open pit by means of diversion channels around the perimeter. Water entering the pit will be collected in suitably located sumps and pumped directly to surface, but it appears likely that surface water will enter the underground via geological structure and general seepage. Exploration drilling will be required in order to identify the locations of any underground aquifers.

In general, the hydrogeological regime at the site is unknown at this time. A suitable system of collection sumps and pumps will be planned to capture and discharge this water from the underground workings

Mine designs include unconnected access ramps for each mining area. Water entering the mining areas will need to be pumped up each access ramp. For the purposes of this study AGP assumed that a pump station would be located at the base of each access ramp with flows accumulating in series up the main decline. The preliminary system design comprised seven such separate pump stations. Allowances were provided in the cost estimation, but definitive design of the system will be required in future studies once additional data are available.

24.6.9	Mine Safety

Fire Prevention

All diesel equipment (light vehicles and heavy-duty mobile equipment) will be equipped with automatic fire suppression systems and hand-held fire extinguishers. Hand-held fire extinguishers will be located throughout the mine at refuelling bays, workshops, explosive and detonator magazines, refuge bays, and lunchrooms. Refueling bays, workshops, explosive and detonator magazines will be equipped with automatic deluge systems.

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A mine-wide stench gas system will be installed at the fresh air intakes to alert underground workers in the event of an emergency.

Mine Rescue

A mine rescue team will consist of members selected and trained from the Piaba project site and at least two teams would be available on rotation for rescue efforts. Surface and underground training facilities will be necessary for ongoing employee training and refresher training programs. Dedicated mine rescue equipment including a rescue vehicle and all supporting testing and maintenance equipment for mine rescue purposes will be available and specific underground mine rescue equipment would include self contained breathing apparatus.

Refuge Stations

Each lunchroom will automatically be designed and designated as a refuge station. Portable refuge chambers accommodating from 12 to 16 people are planned for the initial development period and for subsequent isolated areas. The refuge stations will be equipped with CO and CO2 scrubbers, medical oxygen cylinders, oxygen candle, air conditioning, first aid kit, radio, telephone, and a toilet. They would provide protection for at least 36 hours as a self-contained unit. Access will be through an air lock door and they will be equipped with compressed air line cylinders and sealant to hermetically seal the doors in order to prevent the entry of harmful gases.

Emergency Egress

Independent emergency egress to surface from each sublevel is provided by the twin access decline. In the event of fire underground preventing safe retreat through the twin access decline the workforce will report to the refuge stations.

Dust Control

Spray nozzles operated by the mobile equipment drivers will be installed at all material loading points for dust control.

24.6.10	Base Case Cost Estimation Methodology

Costs for the Base Case development and production plan were estimated quarterly throughout the life of mine from first principles. A series of unit cost models was adapted to reflect the direct activities at the mine. Each of the models was developed reflecting the mine design criteria and other general engineering estimates of performance. The mine was assumed to work on two 11-hour shifts per day, 360 days per year. All activities will be undertaken by owners’ crews apart from raising and delineation drilling which will be completed by a contractor. The cost models included ground support assumptions provided by the geotechnical study. The unit rates were applied to the scheduled quantities in order to estimate the direct costs.

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Additional models were designed to reflect overhead-type activities at the mine:

•	Mine Services and Fixed Plant (including labour, supplies, and equipment for construction, materials transport, road maintenance, and sanitation); diesel maintenance labour costs are also included
•	Owners Mine Management and Technical (including mine supervision, mine technical and safety staff)
•	Mine Power (developed from aggregation of mine loads and estimated usage).

Overheads were estimated on an annual basis and applied as a fixed daily cost. The overheads for each period were split between operating and capital development estimates in the ratio of the respective direct costs.

The estimate was completed on a quarterly basis throughout the life of mine.

Consumable and material unit pricing for underground mining activities, were applied using data from other recent AGP mining projects.

Details of the main material costs used in the analysis are provided in Table 24-21.

Dates shown in the capital and operating cost estimates are for the underground only and do not match the timing for the current production schedule for the Piaba open pit.

Table 24-21: Major Material and Consumables Cost Assumptions

Major Materials	Unit	US$
Emulsion Explosive (wrapped)	Kg	6.07
Emulsion Explosive (bulk)	Kg	1.38
ANFO	Kg	0.72
Trim Product	Kg	10.83
Dev Detonator	Ea	3.61
Stoping Detonator	Ea	7.17
1.8m Rebar (complete)	Ea	10.85
1.5m Split Set Bolt	Ea	14.95
6m Cablebolt (complete)	Ea	40.08
Mesh, 4" x 4", 1.5m x 3m, 6 gauge	Ea	10.82
45mm Development Face Drill Hole (Consumables)	M	1.55
33mm Development Support Drill Hole (Consumables)	M	1.30
48mm Stoping & Development Cablebolt Drilling	M	2.49
64mm Stoping Long Hole (Consumables)	M	2.51
42" Ventilation Wire Reinforced FlexiDuct Installed	M	187.92
36" Ventilation FlexiDuct Installed	M	31.17
8" Pipe Installed	M	102.38
6" Pipe Installed	M	67.21
4" Pipe Installed	M	35.65
2" Pipe Installed	M	19.69
Diesel	L	0.74
Power	kWh	0.083

Source: AGP (2020)

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Labour rates were based on the Piaba open pit rates for the study.

The models were also used to track labour and equipment hours to identify annual requirements in each labour category and equipment type.

A summary of the unit costs derived during the modelling process is shown in Table 24-22.

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Table 24-22: Summary of Underground Unit and Overhead Costs

Model	Unit	Rate	Model	Unit	Rate
Ramp - 5.0m wide x 5.5m high	$/m	1,788	Surface Rockfill Preparation	$/t fill	1.50
Waste Access - 5.0m wide x 5.5m high	$/m	1,525	Incremental Uncemented Rockfill - Depth Below Surface:
Ore Drift - 4.5m wide x 4.5m high	$/m	1,074	150	$/t fill	2.51
Contract Alimak Raise - 3.5m wide x 3.5m high with Ladder	$/m	3,689	250	$/t fill	3.11
Drop Raise Support, Muck & Ladders - 3.5m wide x 3.5m high	$/m	4,163	350	$/t fill	3.72
LOS Drilling & Blasting - over 5m Vein	$/t	2.09	450	$/t fill	4.32
LOS Drilling & Blasting - less than 5m Vein	$/t	3.13	550	$/t fill	4.92
Scoop Mucking - LHD From Stope to Remuck			Incremental Cemented Rockfill - Depth Below Surface:
Zone 1	$/t	2.13	150	$/t fill	11.46
Zone 2	$/t	2.13	250	$/t fill	12.06
Zone 3	$/t	2.08	350	$/t fill	12.66
Zone 4	$/t	2.19	450	$/t fill	13.27
Zone 5	$/t	2.69	550	$/t fill	13.87
Zone 6	$/t	1.91	Rockfill - LHD From Rockfill Storage to Stope:
Zone 7	$/t	2.74	Zone 1	$/t fill	1.84
Zone 10	$/t	2.30	Zone 2	$/t fill	1.84
Scoop Loaded 40t Trucks to Surface – Depth below Surface:			Zone 3	$/t fill	1.78
50	$/t	1.76	Zone 4	$/t fill	1.89
150	$/t	3.10	Zone 5	$/t fill	2.40
250	$/t	4.43	Zone 6	$/t fill	1.62
350	$/t	5.77	Zone 7	$/t fill	2.45
450	$/t	7.11	Zone 10	$/t fill	2.01
550	$/t	8.45	Overheads (1)
Waste to Stope Rockfill	$/t	2.02	Mine Services, Fixed Plant & Mob. Equip, Maintenance Labour	$/day	7,424
Surface Haulage to Mill	$/t	1.83	Owners Mine Supervision	$/day	13,470
Delineation Drilling 3.5m deposit width	$/t	2.44	Power	$/day	Varies
Delineation Drilling 7.5m deposit width	$/t	1.15
Note:	(1) Overheads provided indicate scale of expense. Modelled estimate overheads vary in each estimate period depending on mine activity.
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24.6.11	Equipment

Equipment type and duty chosen for the evaluation are described in Table 24-23.

Table 24-23: Duty and Equipment Type
Duty	Equipment Type
Development Drilling	2-Boom Jumbo
Ground Support	Scissors Bolter Shotcrete
Development & Production LHD	10-t LHD
Truck	40-t Diesel
Longhole Drilling (64 mm)	Longhole Jumbo
Explosives Loader	Emulsion Loader
UG Utility Vehicles:
Services & Construction Materials Road Maintenance Equipment Operation Personnel Transport Mobile Maintenance Mobile Supervision Sanitation Ambulance/Rescue Surface	Scissors Lift Transmixer 4t Auxiliary LHD Flatbed with Crane Forklift Grader Fuel/Lube Truck 16-Man Carrier Fitters Vehicle Run Around Sanitation Vehicle UG Ambulance/Rescue Surface Loader Crew Bus
Source: AGP (2020)

Modelled equipment requirements are based on operational hours. Recent quotations for other AGP projects were used for the equipment types selected. Mechanical availability, utilization, and operational life were estimated by AGP for each equipment type and the hourly operating costs were assessed including a contractor profit element. Table 24-24 shows the equipment data used for modeling.

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Table 24-24: Equipment Costs and Operational Data

Equipment Type	Equip. Life (h)(1)	Hourly Cost ($/h)
Scoop 4t	28,000	37.53
Scoop 10t	28,000	128.96
40t truck	28,000	147.22
2 Boom Jumbo	28,000	67.04
Longhole Drill	28,000	57.86
Scissors Bolter	28,000	64.81
Boom truck	28,000	34.36
Fuel/Lube Truck	28,000	35.74
Shotcrete Sprayer	28,000	53.66
16 Man Personnel Carrier	28,000	37.22
Scissors Lift	28,000	36.91
Transmixer	28,000	38.94
Explosives Loader	28,000	40.25
Grader	28,000	39.49
Mobile Breaker	28,000	25.00
Toyota Supervisors	16,000	22.82
Toyota Fitters	16,000	29.10
Surface Loader	28,000	62.13
Forklift	28,000	37.42
Surface Bus	28,000	14.36
Ambulance/Rescue	28,000	14.97
Sanitation	28,000	31.25

1.	Including mid-life re-build

Source: AGP (2020)

The mine will contain a significant diesel fleet, which poses a fire hazard. All vehicles will be fitted with on-board detection and suppression systems and in addition, a mine-wide fire detection system is recommended. The underground diesel workshop will be ventilated directly via the main return raise.

As the activities vary, the equipment fleet requirements change. Table 24-25 shows the fleet requirements for example periods in the Base Case development and production plan.

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Table 24-25: Base Case Modelled Equipment Requirements

	Y1 Q2	Y2 Q4	Y4 Q4	Y6 Q1	Y8 Q1	Y10 Q1	Y12 Q1	Y14 Q1
Scoop 4t		1	1	1	1	1	1	1
Scoop 10t	1	2	9	9	10	9	6	2
40t truck	1	2	8	6	7	8	5	2
2 Boom Jumbo	1	3	3	4	4	2	2
Longhole Drill			2	2	2	2	2	1
Scissors Bolter	1	3	3	4	4	2	1
Boom truck	2	2	2	2	2	2	2	2
Fuel/Lube Truck		1	1	1	1	1	1	1
Shotcrete Sprayer	1	1	1	1	1		1
16 Man Personnel Carrier		1	2	2	2	2	2	2
Scissors Lift	1	3	3	3	4	2	2
Transmixer	1	1	1	1	1		1
Explosives Loader	1	1	2	2	2	2	1	1
Grader			1	1	1	1	1	1
Toyota Supervisors	2	12	12	12	12	12	12	12
Toyota Fitters	1	1	1	1	1	1	1	1
Surface Loader			2	1	1	2	1	1
Forklift	1	1	1	1	1	1	1	1
Surface Bus	2	2	2	2	2	2	2	2
Ambulance/Rescue	1	1	1	1	1	1	1	1
Sanitation	1	1	1	1	1	1	1	1
Source: AGP (2020)

24.6.12	Labour

Annual labour force plans were developed to support the Base Case LOM plan and the activities scheduled to meet production objectives. The labour force tables provided reflect the underground workforce required to support development and production activities.

Details of the basic unit labour rates for production and mine supervision/technical staff salaries used in the analysis are provided in Table 24-26 and Table 24-27. The rates include bonus and benefits and reflect employment cost to company. The rates exclude any camp costs and transport to and from site.

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Table 24-26: Hourly Paid Labour Cost Assumptions ($/h)
Job	Owner
Drilling and Ground Support	7.74
Blasting and LHD Operators	7.12
Truck, Construction and Service Operators	6.64
Labourer	4.52
Mechanic/Electrician I	7.77
Mechanic/Electrician II	7.12
Mechanic/Electrician III	6.64
Source: AGP (2020)

Table 24-27: Owner Staff Cost Assumptions ($/a)
Position	Owner
Mine Superintendent	138,650
Mine Captain	82,800
Maintenance Superintendent	119,400
Chief Engineer and Geologist	100,400
Senior Mine Engineer	86,400
Senior Geologist	77,300
Maintenance General Foreman	95,400
Maintenance Foreman	49,600
Maintenance Planner	22,500
Shift Boss	46,800
Mine Dry/Lamps/Bits	12,100
Secretary/Clerk/Stores	12,100
Safety/Trainers Supervisor	22,500
Mine Engineer	56,600
Mine Geologist	63,200
Mine and Geology Technician	28,100
Chief Surveyor	56,600
Survey Helper	28,100
Ventilation/Samplers/Rock Mechanics Assistant	10,500
Portal Attendant	28,100
Source: AGP (2020)

Hourly paid employees will work day and night shifts, each of 11 hours, on a rotating 14 days on and 14 days off schedule for 360 mine-operating days per year. Each hourly paid employee will work 1,980 h/a. To provide for continuous operations there will be two employees per position.

The estimate of effective working hours in each shift is shown in Table 24-28.

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Table 24-28: Hourly Paid Effective Working Hours
Factor	Unit	Value
Shift length	hrs	11.0
Travel time	hrs	0.75
Safety huddle	hrs	0.25
Breaks	hrs	0.75
Efficiency Factor (50min-hour)%		83%
Effective Hours	hrs/shift	7.7
Source: AGP (2020)

Senior manager, supervisor, and training staff will work 2,000 h/a. At the operational level there are two employees per position. For more senior and technical positions there will be one employee per position with work based on five, 8-hour working days per week.

Job categories will be manned on a one or two shifts per day basis depending on the position.

Table 24-29 shows the estimate of personnel employed by the owner for selected periods during the development and production phases of the Base Case life-of-mine.

Table 24-29: Base Case Employed Labour

Job	Y1 Q2	Y2 Q1	Y4 Q1	Y6 Q1	Y8 Q1	Y10 Q1	Y12 Q1	Y14 Q1
HOURLY PAID
Longhole Drilling	-	-	4	9	9	10	8	2
Development Miner	10	14	31	34	34	15	4	-
Scoop Driver	2	2	12	22	22	21	16	5
Stope Blasting	-	-	9	19	19	19	17	5
Construction	1	9	9	9	9	8	5	-
Rockfill Cement Plant	-	-	-	4	4	4	4	4
Materials	2	8	8	8	8	8	8	8
Truck Driver	1	1	3	3	4	4	2	1
Labourer	3	4	15	22	18	16	10	2
Pumps	2	2	4	4	4	4	4	4
Road Maintenance	-	2	2	2	2	2	2	2
Mechanic I	6	8	16	18	20	18	14	10
Mechanic II	4	6	14	16	18	16	12	8
Mechanic III	4	8	14	16	18	16	12	8
Electrician I	2	2	4	4	4	4	4	4
Electrician II	-	-	2	2	2	2	2	2
Electrician III	-	2	2	2	2	2	2	2
Total Hourly Paid	37	68	149	194	197	169	126	67
STAFF
Maintenance Supt	1	1	1	1	1	1	1	1

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Job	Y1 Q2	Y2 Q1	Y4 Q1	Y6 Q1	Y8 Q1	Y10 Q1	Y12 Q1	Y14 Q1
Maintenance Foreman	2	2	6	6	6	6	6	4
Maintenance General Foreman	2	2	4	4	4	4	4	2
Maintenance Planner	-	-	1	1	1	1	1	1
Mine Superintendent	1	1	1	1	1	1	1	1
Mine Captain	1	1	2	2	2	2	2	1
Shift Boss	4	8	16	16	16	16	12	8
Mine Dry/Lamps/Bits	4	4	4	4	4	4	4	4
Secretary/Clerk/Stores	4	4	8	8	8	8	8	8
Safety	2	2	2	2	2	2	2	2
Chief Engineer	1	1	1	1	1	1	1	1
Senior Mine Engineer	1	1	1	1	1	1	1	1
Chief Geologist	2	2	2	2	2	2	2	2
Senior Geologist	1	1	1	1	1	1	1	1
Mine Geologist	-	4	4	4	4	4	4	2
Mine Technician	2	2	4	4	4	4	4	2
Geology Technician/Grade Control	2	2	8	8	8	8	6	4
Mine Engineer	2	4	8	8	8	8	6	2
Surveyor	2	2	2	2	2	2	2	2
Survey Helper	4	4	4	4	4	4	4	4
Portal Attendant	4	4	8	8	8	8	8	8
Ventilation /Samplers/Rockmechanics Asst	2	4	6	6	6	6	6	4
Total Staff	43	55	93	93	93	93	85	64
Total Employed Labour	80	123	242	287	290	262	211	131

Source: AGP (2020)

24.6.13	Power for the Base Case Mine Plan

A load list was estimated for the underground mine which is summarised in Table 24-30.

Table 24-30: Summary Total Mine Power Requirements

Installed kW
Ventilation	750
Rockfill	200
Dewatering	2,440
Mobile Compressors	240
Mine Equipment	890
Other Loads	440
Total	4,960

Source: AGP (2020)

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The load list was examined by period to estimate the power usage in the Base Case mine plan as shown in Figure 24-26.

Figure 24-26: Base Case Power Usage

Source: AGP (2020)

24.7	Base Case Underground Mine Capital Cost Estimate

The PEA considers that the underground mine will supplement the open pit project currently in operation. No additional process plant or surface infrastructure is expected to be required therefore the capital cost estimate is confined to that required to develop and sustain only the underground mine.

The underground mine capital estimate was split into two phases, project capital phase and sustaining. The project capital phase was assumed to terminate at the end of 1st quarter Year 3 when mill feed production commences. A 25% contingency was applied to the estimate. The estimate comprises four main areas of expenditure:

•	Capital Development: defined as all lateral and raise development in waste. Vein development, including non-mineralised areas, was classified as operating development
•	Purchase of Initial Mobile equipment fleet: Including a 5% allowance for initial equipment spares
•	Subsequent replacement of mobile equipment
•	Mine infrastructure

Allowances for the following mine infrastructure items were included in the capital estimate:

•	Underground infrastructure
o	power distribution
o	portal
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o	UG Lighting
o	UG service water system
o	dewatering pumps and controls
o	face pumps
o	UG fuel storage
o	workshop concrete and equipment
o	backfill cement mixing system
o	leaky feeder/communications/automation controls
o	ventilation booster stations
o	ventilation doors, seals, and regulators
o	auxiliary fans
o	temporary portable 16-man refuges
o	mobile compressors
o	UG explosive storage
o	permanent refuge stations/lunchroom/shift boss’s office
•	Surface Infrastructure
o	decline fans
o	ventilation instrumentation and early warning system
o	stench gas system
o	handheld drills
o	caps lamps
o	mine rescue equipment
o	technical equipment and software
o	mine change house
o	fire extinguishers and refilling equipment
o	miscellaneous facilities
o	infrastructure EPCM

A summary of the Base Case capital estimate is provided in Table 24-31. The capital estimate was split to reflect project capital to the end of Q1 Year 3, to coincide with the first production, and sustaining capital thereafter. Selection of this date assisted the calculation of taxes for cashflow analysis purposes. Life of mine capital expenditure for the Base Case mine plan is shown graphically in Figure 24-27.

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Table 24-31: Summary of the Pre-Tax Base Case Underground Mine Capital Estimate (US$ 000’s)
Description	Project Capital to End Q1 Year 3	Sustaining
Capital Development	27,743	70,317
Initial Purchase of Mobile Equipment	17,946	21,555
Mobile Equipment Replacement	-	6,007
Mine Infrastructure	5,822	5,219
Contingency (25%)	12,878	25,774
Total	64,389	128,872
US$/tonne Mill feed	$7.14	$14.30
Source: AGP (2020)

Figure 24-27: Base Case Life of Mine Capital Expenditure

Source: AGP (2020)

24.8	Base Case Underground Mine Operating Cost Estimate

The operating period commences at the start of Q2 Year 3 at the end of the project capital period. A summary of the mine operating cost estimate is provided by element and by activity in Table 24-32. Base Case life of mine unit operating costs by element and by activity are shown graphically in Figure 24-28 and Figure 24-29 respectively.

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Table 24-32: Summary of Base Case Underground Mine Operating Costs

	LOM $000’s	Unit Cost $/t
OPERATING COSTS BY ELEMENT
Labour	54,554	6.05
Supplies	122,974	13.64
Equipment	89,261	9.90
Fuel	22,487	2.49
Power	15,568	1.73
Contingency	-	-
Total	304,843	33.82
OPERATING COSTS BY ACTIVITY
Vein Development	31,741	3.52
Stope Drill & Blast	17,031	1.89
Stope Mucking	17,846	1.98
Truck Haulage	57,919	6.43
Rockfill	89,156	9.89
Delineation Drilling	10,483	1.16
Mine Services	23,073	2.56
Supervision & Technical	42,026	4.66
Power	15,568	1.73
Contingency	-	-
Total	304,843	33.82

Source: AGP (2020)

Figure 24-28: Base Case Life of Mine Unit Operating Cost by Element

70
60
50
40
30
20
10
-
Unit Operating Cost $/t
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Y11
Y12
Y13
Y14
Labour
Supplies
Equipment
Fuel
Power

Source: AGP (2020)

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Figure 24-29: Base Case Life of Mine Unit Operating Cost by Activity

70
60
50
40
30
20
10
-
Unit Operating Cost $/t
Y4
Y5
Y6
Y7
Y8
Y9
Y10
Y11
Y12
Y13
Y14
Vein Development
Stope Drill & Blast
Stope Mucking
Truck Haulage
Rockfill
Delineation Drilling
Mine Services
Supervn & Technical
Power

Source: AGP (2020)

24.9	Base Case Underground Mine Financial Analysis

This PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

24.9.1	Pre-tax Analysis

Firstly, a pre-tax cashflow was prepared for the Base Case mine plan to analyse the underground mining project using the production and cost schedules previously described. The non-mining parameters used for this analysis are shown in Table 24-33.

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Table 24-33: Pre-Tax Cashflow Parameters

Description	Value
Gold Price	$1,350/oz
Process Recovery	90%
Saleable Metal	99.9%
Process Operating Cost	$12.13/t
General & Administration Cost	$4.89/t
Refining & Transport	$19.50/oz
Government Royalty	1.5%
Sandstorm Royalty [1]	3.0%

Sandstorm royalty agreement provides for royalty rates based on gold price: 3% below $1,500/oz, 4% $1,500/oz to $2,000/oz and 5% above $2,000/oz.

Source: AGP (2020)

24.9.2	Taxation

The tax analysis was performed by L&M Assessoria, a consulting firm with extensive experience in the tax area for mining projects in Brazil. The tax incidence on capital and operating expenditure, revenues and profit, including rates and calculation bases, as well as tax offsets, were applied and calculated in accordance with the laws in force at federal, state and municipal levels, and in compliance with the specifics of the mining industry. Relevant fiscal benefits at federal and state levels to which the Aurizona underground project should be entitled:

Applicable Taxes

•	Federal Level Taxes
o	II: Imposto de Importação
o	IPI: Imposto sobre Produtos Industrializados
o	IRPJ: Imposto de Renda da Pessoa Jurídica
o	CSLL: Contribuição Social sobre o Lucro Líquido
o	COFINS: Contribuição para o Financiamento da Seguridade Social
o	PIS: Programa de Integração Social
o	CFEM: Compensação Financeira pela Exploração de Recursos Minerais
•	State Level Taxes
o	ICMS: Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação
o	DIFAL: Complemento relativo ao Diferencial de Alíquotas do ICMS
•	Municipal Level Tax
o	ISSQN: Imposto sobre Serviços de Qualquer Natureza

Government Royalty

•         Royalty Payable to the Federal Government – CFEM: (Compensação Financeira pela Exploração de Recursos Minerais)

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The Federal Constitution of Brazil has established that the states, municipalities, federal districts, and certain agencies of the federal administration are entitled to receive royalties for the exploitation of mineral resources by holders of mining concessions (including extraction permits). The royalty rate for gold is 1.5% on the gross sales of the mineral product.

Federal Level Benefits

The results presented in this PEA utilize the tax benefits provided for mainly export companies and also those benefits targeted to new investments:

•	RECAP - Suspension of PIS and COFINS on the acquisitions of machinery, instrumentation, and equipment in the construction phase. The rules and the granting of the benefit are determined by the Secretaria da Receita Federal do Brasil (“SRF”). The legal basis of RECAP is in effect and provided for in Articles 12 to 16 of Law Nº 11,196, of November 21, 2005 and the list of items considered as “BK” is contained in the Federal Decree Nº 6581 of September 26, 2008.
•	SUDENE - INCOME TAX - The Company is subject to corporate income tax in Brazil at a rate of 25% and to social contribution tax at a rate of 9%. The Company is entitled to a special Brazilian tax incentive granted by the Superintendence for the Development of the Northeast (“SUDENE”) which provides a 75% reduction on the corporate income taxes payable related to the Aurizona underground operations. The incentive may be granted for a 10-year period starting from the period that the project’s production reaches 20% of its design capacity. The application for the incentive is subject to approval by SUDENE. Legal basis: Federal Law Nº 13.799, of January 04, 2019.
•	INCENTIVISED ACCELERATED DEPRECIATION - SUDENE: This benefit allows for acceleration of the depreciation and amortization expenses for the purposes of income tax calculation. Legal basis: art. 31 of Law Nº 11196 of November 21, 2005; Decree Nº 5988, of October 19, 2006; Decree Nº 4212, of April 26, 2002; and Decree Nº 4213, of April 26, 2002.
•	PIS and COFINS CREDITS ANTICIPATION - SUDENE: Granting period of 12 months from the purchase of credits of the contribution for the PIS and COFINS. Legal basis: art. 31 of Law Nº 11196 of November 21, 2005; item III of §1 of art. 3 of Law Nº 10637, of December 30, 2002; item III of §1 of art. 3 of Law Nº 10833, of December 29, 2003; paragraph 4 of art.15 of Law Nº 10865, of April 30, 2004; Decree Nº 5988, of December 19, 2006; Decree Nº 5789, of May 25, 2006; Decree Nº 4212, of April 26, 2002; and Decree Nº 4213, of April 26, 2002. This benefit ensures that the PIS and COFINS paid on purchases are credited.

State Level Benefit

•	ICMS DEFERRAL ON IMPORTS: For new investments, Maranhão State grants the benefit of ICMS deferral on imports of machinery, equipment, and instruments, as well as their parts, components and accessories that are cleared inside the State’s territory. This benefit should be applied to items intended for the fixed assets of the project, according to the conditions laid down in Article 11 of annex 1.3 of the ICMS Regulation, approved by State Decree Nº 19714, of July 10, 2003.
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24.9.3	Post Tax Financial Analysis Results for the Base Case Mine Plan

Base case life of mine post-tax financial analysis results are summarised in Table 24-34. The base case cashflow has been shown in Table 24-35. The analysis indicate an NPV at 5% discount rate of 122.2 million after tax with a 3.7 year payback after the preproduction period and 24.9% IRR.

Table 24-34: Base Case Life of Mine Post-tax Financial Analysis

Description	Unit	Value
Underground Production
Tonnes	kt	9,014.3
Grade	g/t Au	2.84
Contained Au	koz	823.6
Gold Sold	koz	740.5
Net Revenue	$M	999.6
Operating Costs (Non recoverable taxes included)
Mine	$M	336.0
Process Plant	$M	111.1
G & A	$M	44.1
Refining and Transportation	$M	14.4
Royalties (Government & Sandstorm)	$M	44.5
Corporate Taxes	$M	42.2
Recoverable Taxes Offsets	$M	5.1
Mine Capital (Recoverable and Non-recoverable Taxes included)
Project	$M	69.7
Sustaining	$M	138.4

Net Cashflow	$M	204.2
Net Present Value (5%)	$M	122.2
Net Present Value (10%)	$M	70.5
Internal Rate of Return (IRR)%		24.9%
Payback Period (After Pre-production)	Years	3.3

Source: AGP (2020)

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Table 24-35: Base Case Cashflow Model

		Total	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14
UG Production			Pre-Production
Tonnes	kt	9,014.3	-	-	117.7	823.7	1,021.1	1,022.0	1,022.0	1,022.0	1,022.0	1,022.0	1,004.9	617.0	265.0	54.9
Grade	g/t Au	2.8	-	-	3.7	3.7	3.2	2.8	2.5	2.8	2.7	2.6	2.6	2.5	2.7	2.7
Contained Au	oz	823.6	-	-	14.0	98.7	106.2	93.6	83.1	91.0	89.4	84.6	85.2	50.2	22.7	4.8
Gold Sold	oz	740.5	-	-	12.6	88.8	95.5	84.2	74.7	81.8	80.4	76.1	76.6	45.1	20.4	4.3
Revenues
Gold Price	$/oz	1,350.0	-	-	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0	1,350.0
Gross Revenue	$M	999.6	-	-	17.0	119.9	128.9	113.6	100.9	110.4	108.5	102.7	103.5	60.9	27.6	5.8
Refining & Transport costs	$M	14.4	-	-	0.2	1.7	1.9	1.6	1.5	1.6	1.6	1.5	1.5	0.9	0.4	0.1
Government Royalty	$M	15.0	-	-	0.3	1.8	1.9	1.7	1.5	1.7	1.6	1.5	1.6	0.9	0.4	0.1
Net Revenue	$M	970.2	-	-	16.5	116.3	125.1	110.3	97.9	107.2	105.3	99.7	100.4	59.1	26.7	5.6
Operating Costs (non-recoverable taxes included)
Mine	$M	304.8	-	-	5.8	32.2	35.4	30.5	31.2	31.6	34.6	33.0	31.8	21.7	13.5	3.6
Concentrator	$M	109.3	-	-	1.4	10.0	12.4	12.4	12.4	12.4	12.4	12.4	12.2	7.5	3.2	0.7
G & A	$M	44.1	-	-	0.6	4.0	5.0	5.0	5.0	5.0	5.0	5.0	4.9	3.0	1.3	0.3
Total Site Costs	$M	458.3	-	-	7.8	46.2	52.8	47.9	48.6	49.0	51.9	50.4	48.9	32.2	18.0	4.5
Mine Capital (taxes included)
Project	$M	64.4	27.5	29.2	7.7	-	-	-	-	-	-	-	-	-	-	-
Sustaining	$M	128.9	-	-	28.2	24.9	10.3	17.7	20.7	15.9	7.6	2.5	0.2	0.9	-	-
Private Royalty	$M	29.6	-	-	0.5	3.5	3.8	3.4	3.0	3.3	3.2	3.0	3.1	1.8	0.8	0.2
Pre-tax Net Cashflow	$M	289.1	-27.5	-29.2	-27.8	41.7	58.1	41.3	25.7	39.0	42.6	43.7	48.3	24.2	8.0	0.9
Cumulative Pre-tax Cashflow	$M		-27.5	-56.7	-84.4	-42.8	15.4	56.7	82.4	121.4	164.0	207.7	256.0	280.2	288.2	289.1
Pre-Tax NPV 5%	$M	179.4
Pre-Tax IRR	%	34.3%
Pre-Tax Payback (after pre-production)	years	2.7
Taxes on Operating Expenditure	$M	33.0	-	-	0.6	3.4	3.8	3.3	3.4	3.5	3.8	3.6	3.5	2.3	1.4	0.4
Taxes on Capital Expenditure	$M	14.8	2.3	2.5	2.6	1.4	0.7	1.7	1.6	1.2	0.5	0.2	0.0	0.1	-	-
Corporate Taxes	$M	42.2	-	-	0.1	5.8	6.5	4.6	1.9	4.7	5.1	4.8	5.6	2.6	0.5	0.0
Recoverable Taxes	$M	5.1	-	-	-0.5	2.0	1.5	0.3	- 1.9	0.8	0.9	0.9	0.9	- 0.2	-0.9	1.2
Post-Tax Net Cashflow	$M	204.2	-29.8	-31.6	-31.6	33.1	48.7	32.1	16.9	30.5	34.1	35.9	40.2	18.9	5.1	1.7
Cumulative Post-tax Cashflow	$M		-29.8	-61.4	-93.0	-59.9	-11.2	20.9	37.8	68.2	102.3	138.2	178.4	197.3	202.5	204.2
Post-Tax NPV 5%	$M	122.2
Post Tax IRR	%	24.9%
Post-Tax Payback (after pre-production)	Years	3.3

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24.9.4	Base Case Financial Analysis Sensitivity

The sensitivity of the financial analysis to changes in gold price (or mined grade), site operating costs and capital costs is shown graphically in Figure 24-30 and tabulated in Table 24-36. The IRR Sensitivity is shown in Figure 24-31.

Figure 24-30: Base Case Financial Analysis Sensitivity - NPV

Source: AGP (2020)

Table 24-36: Tabulation of Base Case Financial Analysis Sensitivity ($M)

Variation	-20%	-10%	Base	10%	20%
Au Price/Grade	3	63	122	179	228
Site Op Cost	180	151	122	92	61
Cap Cost	152	137	122	107	92

Source: AGP (2020)

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Figure 24-31: Base Case Sensitivity - IRR

24.10	Subsequent Studies

Following completion of the Base Case study additional studies were undertaken to examine potential improvements in mine economics:

•	Preliminary Open Pit and Underground Interface Elevation Optimisation Study
•	Potential Increased Mine Production Rate Study

In contrast to the Base Case, the effects of taxation on potential mine economics were not assessed and only pre-tax analysis was undertaken.

24.10.1	Preliminary Open Pit and Underground Interface Elevation Optimisation Study

A study was undertaken to investigate the effects of raising the elevation of the open pit and underground mine interface. This has the effect of reducing the size of the open pit and reduces the amount of open pit stripping but shortens the length of the pit production schedule. Access to an elevated crown pillar location from the underground mine is relatively straightforward. It was assumed that steady-state underground production rates would be maintained at around 2,800tpd, as in the Base Case plan. The effect of adding additional mill feed to the underground mine plan by raising the crown pillar elevation therefore served only to extend the duration of the underground production programme.

A summary of the production schedule and estimated pre-tax underground mining costs for each of the successive crown pillar elevations investigated is shown in Table 24-37.

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Table 24-37: Crown Pillar Elevation Study Underground Production and Pre-Tax Mining Cost Estimates

Top of Crown Pillar Elevation		-240m	-173m	-150m	-127m	-104m
		Base Case	Elev	Elev	Elev	Elev
UG MILL FEED	Tonnes	9,014,280	10,616,944	11,229,646	12,160,267	13,078,774
Gold Grade	g/t Au	2.84	2.78	2.75	2.76	2.77
End of Schedule		Y14 Q2	Y15 Q3	Y15 Q4	Y18 Q2	Y19 Q3
Tonnes/Scheduled Days		2,003	2,024	2,103	1,948	1,941
UG OPERATING COSTS	US$ 000's	304,843	359,798	378,096	412,921	443,757
	US$/tonne	33.82	33.89	33.67	33.96	33.93
PROJECT UG MINE CAPITAL COSTS	US$ 000's	64,389	63,997	63,997	64,107	64,202
	US$/tonne	$7.14	$6.03	$5.70	$5.27	$4.91
SUSTAINING UG CAPITAL COSTS	US$ 000's	128,872	145,825	147,925	157,151	158,963
	US$/tonne	$14.30	$13.74	$13.17	$12.92	$12.15

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A pre-tax financial analysis was undertaken using the underground results shown in Table 24-39 and reducing the open pit production program and costs accordingly. The open pit/underground combined mine schedule was limited by the plant throughput. Underground feed was given priority in the year it was mined, and the open pit provided the remaining feed material to ensure the plant was at full capacity. It was assumed that upon completion of the Piaba open pit, feed to the process plant would be confined to underground production. Unsurprisingly, with insufficient feed to meet mill capacity, the overall project economics deteriorated progressively as the open pit production program shortened and the crown pillar elevation was raised.

The pre-tax analysis of the various cases is discussed in detail in Section 24.10.3.

AGP recommends that should future exploration identify additional open pit resources to support a second open pit, then this exercise should be repeated. With a longer open pit production schedule available to support the lower underground mine production rate, the lower costs of underground mining in the interface area may indicate economic advantage in raising the open pit – underground interface elevation at Piaba.

24.10.2	Potential Increased Mine Production Rate Study

As previously stated, the Base Case and Open Pit/Underground Interface production schedules were completed assuming a steady-state production rate of around 2,800tpd. During these studies it was noted that there may be potential to commence mining the eastern access ramp earlier, facilitating higher production rates.

In order to investigate this potential, the -173m elevation crown pillar case (reference Table 24-39) was re-evaluated to determine potential higher production rates. Higher production rate should result in lower unit operating costs and increase the amount of mill feed that can be provided in parallel with Piaba open pit production.

A comparison of the production rates and unit operating costs between the -173mL elevation crown pillar case and the accelerated -173m elevation case is shown in Figure 24-32.

Figure 24-32: Effect of Accelerated Production Schedule

Source: AGP (2020)

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In Figure 24-29 it can be seen that, in general, lower operating costs result during periods of higher production. Indeed, the -173L accelerated schedule unit costs only rise significantly during the final years of mine life when the production rate reduces.

Cumulative feed to the mill for the two schedules is shown in Figure 24-33.

Figure 24-33: Improved Production Profile with Accelerated Schedule

Source: AGP (2020)

The life of mine mining costs are relatively similar and are compared in Table 24-38.

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Table 24-38: LOM Mining Cost Comparison: -173L Elevation vs -173L Accelerated Schedules

		-173 Level		-173L Accelerated
MILL FEED	Tonnes	10,616,944		10,616,944
Gold Grade	g/t Au	2.78		2.78
End of Schedule		Y15 Q3		Y14 Q4
Tonnes/Scheduled Days		2,024		2,127
OPERATING COSTS BY ACTIVITY			$/t		$/t
Vein Development	US$ 000's	36,915	3.48	36,915	3.48
Stope Drill & Blast	US$ 000's	20,382	1.92	20,382	1.92
Stope Mucking	US$ 000's	21,066	1.98	21,066	1.98
Truck Haulage	US$ 000's	71,924	6.77	71,904	6.77
Rockfill	US$ 000's	106,183	10.00	106,371	10.02
Delineation Drilling	US$ 000's	12,652	1.19	12,652	1.19
Mine Services	US$ 000's	25,695	2.42	24,931	2.35
Supervision & Technical	US$ 000's	47,443	4.47	44,950	4.23
Power	US$ 000's	17,538	1.65	17,823	1.68
Contingency	US$ 000's	-	-	-	-
Total	US$ 000's	359,798	33.89	356,993	33.62
PROJECT UG MINE CAPITAL COSTS
Capital Development	US$ 000's	27,430		27,481
Initial Purchase of Mobile Equipment	US$ 000's	17,946		17,946
Mobile Equipment Replacement	US$ 000's	-		-
Mine Infrastructure	US$ 000's	5,822		5,822
Contingency (25%)	US$ 000's	12,799		12,812
Total	US$ 000's	63,997		64,061
	US$/tonne	$6.03		$6.03
SUSTAINING UG MINE CAPITAL COSTS
Capital Development	US$ 000's	74,735		73,631
Initial Purchase of Mobile Equipment	US$ 000's	23,706		31,794
Mobile Equipment Replacement	US$ 000's	13,000		6,007
Mine Infrastructure	US$ 000's	5,219		5,219
Contingency (25%)	US$ 000's	29,165		29,163
Total	US$ 000's	145,825		145,813
	US$/tonne	$13.74		$13.73

Source: AGP (2020)

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AGP notes that project economics deteriorate once Piaba open pit production ceases and the underground mine is the sole source of feed to the mill. In these circumstances it is likely that optimum project value will be achieved when the open pit and underground mine cease production simultaneously. This could mean that some of the mill feed identified in this study will not be mined. AGP recommends that in future study the underground mine plan is optimised to comprise only the highest value mill feed available.

The potential economic benefit of the accelerated case is discussed in Section 24.10.3.

24.10.3	Pre-Tax Case Comparisons

With the inclusion of the estimated open pit costs, the full potential economics of each case can be shown and compared. The costs for the open pit are based on the contract pricing used in the Feasibility Study to provide a baseline comparison for each case. They do not represent the reserves calculation of this Technical Report but are indicative of an open pit only scenario.

The initial case of a fixed reserves pit is shown together with the underground options below that pit and with the increased height of the pit bottom. The results are shown in Table 24-39.

Table 24-39: Reserve Pit Bottom Potential Economics – Pre-Tax

Top of Crown Pillar Elevation		-240m	-240m	-173m	-150m	-127m	-104m
		FS Pit Only	Base Case	Elev	Elev	Elev	Elev
Net Present Value (US$ millions)	5%	222	353	311	295	260	234
	7.5%	179	273	236	222	192	167
	10%	144	212	179	168	142	119
IRR	%	42.5	38.4	35.8	35.1	31.1	27.9
Net Revenue less Royalties	US$ millions	1,044.5	1,919.2	1,960.1	1,911.2	1,835.3	1,764.2
Total Operating Cost	US$ millions	540.3	977.9	1,032.7	1,004.4	962.0	909.6
LOM Capital Cost	US$ millions	161.7	346.3	375.1	376.8	385.6	389.4
Taxes	US$ millions	-	-	-	-	-	-
Net Cashflow	US$ millions	342.6	595.0	552.3	530.0	487.6	465.2
Payback Period	Year	2.3	3.4	3.4	3.3	3.1	2.6
Total Mine Life	Years	6.7	13.0	15.1	15.1	18.0	19.0
Open Pit Mine Life	Years	7	7	6	6	4	4
LOM Mill Feed	Kt	19.8	28.9	28.6	27.3	25.4	23.5
LOM Gold Grade	g/t	1.52	1.94	1.99	2.04	2.10	2.18

Source: AGP (2020)

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While the highest IRR was with the Feasibility Study pit only case, the next highest was the inclusion of the underground directly underneath the pit. From a net cashflow perspective, the addition of the underground to the open pit schedule significantly increases cashflow and more than doubles the mine life.

As the pit bottom rose in elevation, this reduced the open pit tonnage and increased the life of mine grade. But as stated earlier, the open pit helps to maintain the plant at full capacity. Additional feed from other areas has the potential to further improve the economics of each of the higher pit bottom cases.

The impact of accelerating the underground mine development versus the non-accelerated -173 level case is shown in Table 24-40.

Table 24-40: Accelerated Underground Case Comparison

Top of Crown Pillar Elevation		-240m	-240m	-173m	-173m Accelerated
		FS Pit Only	Base Case	Elev.	Elev.
Net Present Value (US$ millions)	5%	222	353	311	338
	7.5%	179	273	236	265
	10%	144	212	179	207
IRR	%	42.5	38.4	35.8	40.6
Net Revenue less Royalties	US$ millions	1,044.5	1,919.2	1,960.1	1,960.1
Total Operating Cost	US$ millions	540.3	977.9	1,032.7	1,029.9
LOM Capital Cost	US$ millions	161.7	346.3	375.1	375.2
Taxes	US$ millions	-	-	-	-
Net Cashflow	US$ millions	342.6	595.0	552.3	555.1
Payback Period	Year	2.3	3.4	3.4	3.2
Total Mine Life	Years	6.7	13.0	15.1	13.0
Open Pit Mine Life	Years	7	7	6	8
LOM Mill Feed	Kt	19.8	28.9	28.6	28.6
LOM Gold Grade	g/t	1.52	1.94	1.99	1.99

Source: AGP (2020)

The accelerated case has improved economics over the “base case” -173 development plant including IRR (40.6% versus 35.8%) and net cash flow ($555.1 million versus $552.3 million) although this is well within the precision of the estimate. What is not shown is the grade profile of mill feed in the early years is higher for the accelerated case resulting in greater opportunity should metal prices improve. The accelerated case also resulted in a slighter higher daily average underground mine production rate.

In all cases, the addition of the underground component to the project improved the net cash flow. The range of improvement was a low of 36% more to a 74% increase over the base Feasibility Study open pit only. This clearly demonstrates the benefits of including underground mining beneath the open pit. With more detailed information, including potential mill feed from outlying areas, a more precise open pit bottom could be estimated.

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24.11	Underground Mining Interpretation and Conclusions

The designs and estimates for the underground study include the mining of Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Additionally, mineral resources that are not mineral reserves do not have demonstrated economic viability. As such, this study should be regarded as preliminary in nature and the estimates and economic conclusions should not be relied upon.

24.11.1	Geotechnical

The data is considered to be adequate for the current level of study. Where data gaps exist, the engineering geology of the area has been inferred from pertinent available data.

The engineering geology interpretations presented provide a basis for preliminary geotechnical studies to assist in determining PEA level mining costs for the Piaba permit area. As such, the interpretations and design recommendations should be considered preliminary. Data used to provide initial quantitative estimates of the rock mass properties have primarily been collected within, and proximal to, the mineralized zone. These data may not accurately reflect the rock mass of excavations (portals, ramps) extending outside of the area of the drill hole database. The geomechanical properties of the rocks outside the mineralized zone could potentially affect cost estimates.

24.11.2	Mining

Equinox plans that underground mine production could be mined concurrently with lower grade open pit material, thereby enhancing mill feed grade. A process plant and site infrastructure are already established at site. Therefore, the capital expenditure required to develop the underground mine is considered in sustaining capital in the financial analysis in the years required.

The Piaba deposit contains high gold values in a multiple vein system extending below and adjacent to the open pit that is currently in development. Whilst the vein pinches, swells, and varies in dip in places, the vein can be generally categorized as exhibiting regular geometry with vein widths of 2.5m to 15m, averaging 7.2m, and dips typically ranging from 75° to 85°. Ground conditions are expected to be fair to good. The proposed mining methods described in this study are variants of longhole open stoping techniques. Only Indicated and Inferred Mineral Resources were considered in the mine plan. The resources extend to a depth of approximately 600 m from surface.

The mine plans described in this study indicate the potential to produce 9.0 Mt grading 2.8 g/t Au to the process plant over an operating period of around ten years. It is planned that mining contractors will undertake raise mining and delineation drilling and that all other operations will be undertaken by owner crews.

Dilution in plant feed, defined as waste tonnes/mill feed tonnes, is estimated to be around 13%.

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AGP planned that in-vein development will be extended through all the economic veins. It seems likely that this development will be guided only by joint swarms at the hanging wall and footwall contacts, no other visible markers are believed to exist. Geological control and face sampling will be required to ensure the development remains in economic vein material. Accurate in-vein mining may prove challenging and it seems likely that mistakes will be made, leading to some off-vein development and/ or increased dilution. The provision of a waste footwall access drift could be considered to provide access for advanced delineation drilling and to sub-divide the long retreat stopes in order to provide independent access to permit simultaneous production from multiple stope faces, thereby increasing flexibility and overall feed rate to the process plant.

For the purposes of this study, it was assumed that completed stopes would be filled by rockfill from underground development or open pit waste. Cement addition to rockfill was confined to higher grade areas to eliminate the need for rib pillars and above sill pillars to aid pillar recovery. In future studies the potential to use process tailings as hydraulic or paste fill material may be investigated.

An initial 20 m thick crown pillar is planned between the base of the open pit and the underground mine. Partial recovery of this pillar will take place towards the end of mine life. The effects of rainfall into the open pit and through the crown pillar into the underground mine were not considered in detail. Detailed mine plans were not prepared, and the final results of crown pillar recovery may be better or worse than assumed.

24.12	Recommendations for Further Work

AGP recommends that Equinox proceed to the next level of study with the Piaba underground project.

Additional drilling associated with converting Inferred Resources to Indicated Resources is one part of the work that could be considered prior to the commencement of the next study phase. There is also potential to identify additional resources. Specific geotechnical and hydrological drillholes will also need to target various zones to provide greater understanding of the deposit in order to support design assumptions. These holes may well come at different orientations to highlight different joint sets.

24.12.1	Geotechnical

The data available at this stage varies in reliability and completeness. The designs generally assume that the existing data set is representative of the rock mass at the Site; however, the interpretations are based on a limited data set, are preliminary in nature, and require additional validation, observation and testing of the rock and related geotechnical conditions, with data collected specifically for geotechnical characterization and design, before they can be applied to higher level underground design studies.

Greater confidence in the geotechnical input parameters will be required to better identify development support costs, and the preliminary geotechnical model will need to be updated with additional data. A series of recommended data collection and interpretation tasks are outlined below:

Outcrop Mapping

A program to geotechnically map and characterize exposed rock outcrops and discontinuities within the project area (currently within the open pit) is recommended.

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Standardized rock mass classification data (RMR (Bieniawski 1976/89) and Q (Barton et al. 1974,2017), can be collected to provide important information on rock mass strength and discontinuity characteristics, orientations, and continuities; these are all critical for rock excavation design. Data from the mapping in the open pit can be used to help verify and optimize design criteria.

Geotechnical Core Logging and Core Orientation of Bedrock

Drilling of core holes specifically for geotechnical design purposes is recommended. These should be designed to achieve the following:

•	Characterize the rock mass for the underground mine area. These holes should be oriented to target the footwall, ore zones and the hanging wall, as well as portals, shafts, raises, ramps, and infrastructure. Focus should be paid to the characteristics and distribution of the ground conditions within the ore zone and the surrounding contact material, as this will control the stope designs. Field and laboratory testing of rock core samples will be required.
•	Characterize and confirm the rock mass in the proposed crown pillar zone. These holes should target the alteration and weathering profiles, as well as the rock mass characteristics for the materials in the crown pillar area to refine the design and minimize the risks associated with mining beneath the open pit. Field and laboratory testing of rock core samples will be required.
•	Characterize large-scale geologic structure (faults). The presence of these faults may influence support design for the underground developments and could provide a flow path for water into the underground workings. Acoustic or optical televiewer surveys are recommended in selected holes.
•	The geotechnical holes should be drilled using oriented core and triple-tube drilling methods to minimize disturbance to the core and facilitate accurate characterization of the rock mass. Parameters allowing estimation of both RMR (Bieniawski 1976/89) and Q (Barton et al. 1974,2017) should be collected. These holes should be logged by trained and experienced geotechnical engineers or geologists. Point load testing should also be performed on the core at regular intervals.

Laboratory Testing

Direct shear testing of discontinuities, and index testing of discontinuity infill should be conducted on select samples collected during the geotechnical drilling program to provide a basis for further geotechnical analysis and for refinement of the stope design parameters.

Brazilian Tensile, Uniaxial, and Triaxial strength testing should be performed for each rock type to better estimate rock mass strength properties.

Geological and Geotechnical Model

The geological model and structural model should be updated as additional geotechnical drilling data is obtained. A structural geology model is critical to identify where large-scale geologic structures could adversely affect the stability of the proposed excavations, and a geological model will help with predictions of rock mass properties due to variations in lithology or alteration. The existing 3D fault model should be updated to improve confidence in the inferred location of the major geological structures. This should include a correlation of fault gouge characteristics (orientation, infill type, infill thickness) across drill holes, wherever possible.

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The geotechnical domain model should be re-evaluated, and the logging parameters modelled in 3D to spatially divide rock mass conditions for mine planning purposes.

Hydrogeological Investigations

Hydrogeological investigations and testing should be conducted in at least some of the geotechnical boreholes and instrumentation (i.e. vibrating wire piezometers, PTT testing) should be installed or conducted in select holes around the site. This will provide basic data to estimate the permeability of the various rock and soil types for groundwater modeling and excavation dewatering/depressurization simulations. Groundwater samples should also be collected for water quality analysis.

One or more pumping tests may be needed to characterize large-scale hydraulic conductivity of the overburden to support dewatering design and allow accurate predictions of groundwater flows into the underground workings.

The hydrogeological information will be required to determine the costs and ability to dewater the underground excavations, which can affect the project feasibility, the data can also be used as baseline data information for environmental assessment studies etc. Groundwater monitoring wells can remain accessible for ongoing water quantity and quality sampling through subsequent stages of the project

24.12.2	Mining

AGP believes that the preliminary mine plans and cost estimates in this study demonstrate the potential for economic development of the underground portion of the Piaba deposit. This study includes the potential to mine inferred resources. AGP recommends that Equinox undertakes additional studies, confined to the consideration of measured and indicated mineral resources only, that allows the estimation of a mineral reserve, confirmation of economic viability and an investment decision on deposit development. AGP recommends that these additional studies include:

•	the potential to adopt alternative mining methods based on updated geological and geotechnical data.
•	optimize waste and in-vein development requirements whilst maintaining adequate production rates
•	reconfirm the modifying factor estimates used to identify dilution and production tonnage estimates
•	undertake studies that will allow definition of the mine ventilation and dewatering requirements
•	research local consumable costs and national underground labour rates and benefits to improve cost estimation
•	as the design of mine systems and infrastructure requirements are more clearly identified, quotations should be sought to confirm the adequacy of allowances included in this study.
•	should future exploration identify additional open pit resources to support a second open pit, then further study to optimise the Piaba open pit – underground interface should be undertaken.
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•	project economics, while still good, are less optimal if open pit production ceases and the underground mine is the sole source of feed to the mill. In these circumstances it is likely that optimum project value will be achieved when the open pit and underground mine cease production simultaneously. This could mean that some of the mill feed identified in this study will not be mined. AGP recommends that in future study the underground mine plan is optimised to comprise only the highest value mill feed available to match available open pit feed.
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25	Interpretation and Conclusions

Based on evaluation of the data available from the Aurizona Project, the authors of this report have drawn the following conclusions:

•	As of the effective date of this Technical Report (January 24, 2020), Equinox holds a 100% interest in the Aurizona Project.
•	The Piaba, Boa Esperança, and Tatajuba deposits form relatively continuous steeply dipping zones of structurally controlled gold mineralisation associated with favorable host rocks, strong hydrothermal alteration that is coincident with quartz veining and sulphide mineralisation.
•	The Project has combined Measured and Indicated mineral resources exclusive of mineral reserves that are amenable to open pit mining that total 8.6 M tonnes at 1.38 g/t Au for 384 koz. These mineral resources occur within a variety of regolith materials including laterite, saprolite, transition, and fresh rock.
•	Measured mineral resources exclusive of mineral reserves that are amenable to open pit mining total 2.7 M tonnes at 1.25 g/t Au for 109 koz. Indicated mineral resources exclusive of mineral reserves that are amenable to open pit mining that total 5.9 M tonnes at 1.44 g/t Au for 275 koz.
•	The Aurizona Project has Indicated mineral resources exclusive of mineral reserves amenable to underground mining that total 7.3 M tonnes at 1.96 g/t Au for 460 koz of contained gold. These mineral resources occur entirely within fresh rock.
•	There are no known factors related to, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the mineral resource estimates.
•	Areas of uncertainty that may affect the mineral resource estimates include mining cost assumptions, metal prices, process recoveries and changes to the geological model.
•	It is anticipated with greater operational maturity that a more robust reconciliation program can be implemented to assess the performance of the resource model and estimation methodology.
•	It is the QP’s opinion the metallurgical recoveries used in this Technical Report are to a level sufficient to support Mineral Reserves declaration.
•	The existing and planned infrastructure, availability of staff, existing power, water and any planned modifications or the requirements to establish such, are understood by Equinox.
•	Estimations of mineral reserves for the Project conform to industry best practices and meet the requirements of CIM (2019). Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing, and political factors, and constraints for the operation support the declaration of Mineral Reserves using the set of assumptions outlined.
•	The mineral reserves declared on December 31, 2019 include 12.4 million tonnes of proven mineral resources grading 1.51 g/t gold and 7.4 million tonnes of probable mineral resources grading 1.51 g/t gold. This is a total of 19.8 million tonnes of mineral reserves grading 1.51 g/t gold for a contained 958,000 ounces of gold.
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•	The mine plans are appropriate for the style of mineralization and the geometry of the deposit.
•	Geotechnical concerns affecting wall slopes are understood and that knowledge is being expanded with additional study/drilling planned in the coming years.
•	Further optimization of the mine plan is underway to investigate opportunities to bring ounces forward in the schedule and reduce mine operating costs.
•	Exploration potential exists for expanding the mine life in the underground portion of Piaba, Piaba East as well as expanding Boa Esperança from a water storage facility to a larger open pit. The Tatajuba area is another potential source of feed in the future for the Piaba process facility. This work is ongoing to determine if these options are possible.
•	The economic analysis is positive under the set of assumptions used.
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26	Recommendations

The following items are recommended as improvements to the Aurizona Project.

26.1	Laboratory & Assay Management

The following items should be examined in more detail:

•	Improve care and process when inserting CRMs into grade control samples to minimize handling errors.
•	Increase insertion rates of CRMs in the grade control batches is recommended to track analytical accuracy at the mine lab.
•	Monitor laboratory pulp and preparation duplicates of exploration and grade control samples to determine if improvements on reproducibility can be obtained.
•	Complete a detection limit study to determine capability of the mine laboratory.
26.2	Mineral Resources

The following recommendations are made from a mineral resource estimation perspective:

•	17,000 m of drilling is recommended to upgrade the classification of the underground resources at Piaba. The cost of the drilling program is estimated to be US$3,900,000.
•	Additional drilling (2,000 m) is recommended to assess the underground resource potential at Tatajuba. The cost of the drilling program is estimated to be US$400,000.
26.3	Mineral Processing, Metallurgical Testing and Recovery Methods

The following recommendations are provided for consideration to optimize plant operations and improve gold recoveries:

•	Procure additional laboratory equipment to complete diagnostic leach tests and LECO machine for onsite analyses of total sulphur and total sulphide content.
•	Procure and install Slamjets© to increase the mass transfer efficiency of air into the leach tanks to improve gold extraction.
•	Install a lead nitrate system at the leach circuit to improve gold extraction.
•	Complete a study to optimize the leach/CIP circuit.
•	Increase grinding efficiencies and potentially grind finer to improve gold extraction.
•	Improve metallurgical accounting by improved documentation of the source of the plant feed (mine to mill register).
•	Further develop the geometallurgical database of the ore.
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26.4	Mine Planning

The following actions are recommended from a mine planning and reserves perspective:

•	Continued examination of the mine sequence to bring ounces forward in the mine plan
•	Examine the storage and processing of low-grade material between the marginal cut-off and 0.6 g/t cut-off
•	Review opportunities to expand the Piaba East pit based on the latest drilling.
•	Look at opportunities for expanding Boa Esperança.
•	Further examination of Tatajuba and its interfacing with the overall project as additional resource is outlined
•	Consider the potential combination of the Piaba underground concept on the LOM mine schedule
o	Include scenarios that consider material from Piaba, Piaba Underground and Tatajuba to maximize NPV of the project
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27	References

Abreu, F.M., Vilas, R.N.N., and Hasui, Y., 1980. Esboço estratigráfico do Pré-Cambriano da região do Gurupi, estados do Pará e Maranhão. XXXI Brazilian Congress of Geology, Camboriú, Brazil, Extended Abstracts, v. 2, p. 647-658.CGG, 2017a. Logistics and Processing Report Airborne High Resolution Magnetic Gradient and Radiometric Geophysical Survey of the Tromaí Block, Northern Brazil. CGG Project number 511156, p. 35.

Abzalov, M., 2008. Quality Control of Assay Data: A Review of Procedures for Measuring and Monitoring Precision and Accuracy. Exploration and Mining Geology, Vol. 17, Nos. 3–4, p. 131–144.

CGG, 2017b. Geophysical Survey Report Airborne Magnetic and HELITEM Survey of the Tromai Block, Northern Brazil. CGG Project number 700152 / 701488, p. 61.

Costa, J.L., Almeida, H., Ricci, P., 1996. Metamorfismo e divisão tectonoestratigráfica do Grupo Gurupi no nordeste do Pará e noroeste do Maranhão. Symposium of Amazônia Geology, 5, Belém, Brazil, Extended Abstracts, p. 110-112.

Crawford, Kacy Mackenzey, "Determination of bulk density of rock core using standard industry methods ", Master's report, Michigan Technological University, 2013. http://digitalcommons.mtu.edu/etds/661.

Dubé, B., and Gosselin, P., 2007, Greenstone-hosted quartz-carbonate vein deposits in Goodfellow, W. D., ed., Mineral deposits of Canada: A synthesis of major deposit-types, district metallogeny, the evolution of geological provinces, and exploration methods, Special Publication 5, Mineral Deposits Division, Geological Association of Canada, p. 49-73.

Eldorado Gold Corp., 2005. Annual Information Form for the year ended December 31, 2005. March 23, 2006, p. 71.

Equinox Gold Corp, 2018. Equinox Gold announces termination of earn-in JV agreement on Brazil greenfield concessions. Equinox Gold Corp news release dated 13 August 2018.

Equinox Gold Corp, 2019a. Equinox Gold announces conversion of debenture held by Sandstorm. Equinox Gold Corp news release dated 28 June 2019.

Equinox Gold Corp, 2019b. Equinox Gold achieves commercial production at the Aurizona gold mine. Equinox Gold Corp new release dated 2 July 2019.

Equinox Gold Corp, 2020. Our communities. Website. Retrieved from https://www.equinoxgold.com/responsible-mining/communities.

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Evans, D., Breckenridge, J.L., Cheng, S., Fisher, B., Lincoln, N., Luz, A., Marsh, B., and Zurowski, G., 2016. Pre-Feasibility Study on Aurizona Mine Project Maranhão, Brazil (Amended), NI 43-101 Technical Report prepared for Luna Gold Corp., p. 468.

Freitas, S.C.F., and Klein, E.L., 2013. The mineralizing fluid in the Piaba gold deposit, São Luís cratonic fragment (NW-Maranhão, Brazil) based on fluid inclusion studies in quartz veins. Brazilian Journal of Geology, v. 43, p. 70-84.

Goldfarb, R. J., Baker, T., Dube, B., Groves, D. I., Hart, C. J. R., and Gosselin, P., 2005, Distribution, Character, and Genesis of Gold Deposits in Metamorphic Terranes: Economic Geology 100th Anniversary Volume, p. 407-450.

Goldfarb, R. J., Groves, D. I., and Gardoll, S. J., 2001, Orogenic gold and geologic time: a global synthesis: Ore Geology Reviews, v. 18, p. 1-75.

Groves, D. I., Goldfarb, R. J., Gebre-Mariam, M., Hagemann, S. G., and Robert, F., 1998, Orogenic gold deposits: A proposed classification in the context of their crustal distribution and relationship to other gold deposit types: Ore Geology Reviews, v. 13, p. 7-27.

Klein, E.L., Angélica, R.S., Harris, C., Jourdan, F., and Babinski, M., 2013. Mafic dykes intrusive into Pre-Cambrian rocks of the São Luís cratonic fragment and Gurupi belt (Parnaíba Province), north-northeastern Brazil: geochemistry, Sr-Nd-Pb-O isotopes, 40Ar/39Ar geochronology, and relationships to CAMP magmatism. Lithos, v. 172-173, p. 222-242.

Klein, E.L., and Lopes, E.C.S., 2011. Geology and mineral resources of the Centro Novo do Maranhão SA.23-YBI sheet. 1:100,000, CPRM, Belém (CD-ROM).

Klein, E.L., Lucas, F., Queiroz, J., Freitas, S., Renac, C., Galarza, M., Jourdan, F., and Armstrong, R., 2015. Metallogenesis of the Paleoproterozoic Piaba orogenic gold deposit, São Luís cratonic fragment, Brazil. Ore geology Reviews, v. 65, p. 1-25.

Klein, E.L., Luzardo, R., Moura, C.A.V., and Armstrong, R., 2008. Geochemistry and zircon geochronology of Paleoproterozoic granitoids: further evidence on the magmatic and crustal evolution of the Sao Luis cratonic fragment, Brazil. Precambrian Research, v. 165, p. 221-242.

Klein, E.L., Luzardo, R., Moura, C.A.V., Lobato, D.C., Brito, R.S.C., and Armstrong, R., 2009. Geochronology, Nd isotopes and reconnaissance geochemistry of volcanic and metavolcanic rocks of the São Luís craton, northern Brazil: implications for tectonic setting and crustal evolution. Journal of South American Earth Sciences, v. 27, p. 129-145.

Klein, E.L., and Moura, C.A.V., 2008. São Luís craton and Gurupi belt (Brazil): possible links with the West African craton and surrounding Pan-African belts. In: Pankhurst, R.J., Trouw, R.A.J., de Brito Neves, B.B., and de Wit, M.J. (eds), West Gondwana: Pre-Cenozoic correlations across the South Atlantic region, Geological Society of London Special Publications, v. 294, p. 137-151.

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Klein, E.L., Moura, C.A.V., Krymsky, R., Griffin, W.L., 2005. The Gurupi belt, northern Brazil: Lithostratigraphy, geochronology, and geodynamic evolution. Precambrian Research, v. 141 (3), p. 83-105.

Leduc, M., Pearce, R., and Malhotra, D., 2015. NI 43-101 Technical report, Aurizona mine update, Brazil. NI 43-101 technical report prepared for Luna Gold Corp., p. 219.

Lincoln, N., Tortosa, M., Cheng, S., Day, S., Hormazabal, E., Hoekstra, D., Nowak, M., Parshley, J., Royle, M., Siddorn, J., Virgili, J., and Zurowski, G., 2017. Feasibility study on the Aurizona gold mine project, Maranhão, Brazil. NI 43-101 report for Trek Mining, p. 450. [Cited throughout this Technical Report as, Lycopodium, 2017]

Luna Gold Corp., 2006. News Release December 21, 2006, p. 5.

Luna Gold Corp., 2016. News Release May 27, 2016, p. 2.

Mach, L., Swanson, B. and Olin, E., 2012. NI 43-101 Technical Report Mineração Aurizona S.A. Aurizona Project. NI 43-101 report for Luna Gold, p. 161.

Moreira, J., 2018. Relatório Técnico Aurizona Mineração Perfilamento Laser. Serviços Aéreos Industriais Brasil. Project CEP: 04511-011., p. 51.

Palheta, E., Abreu, F.M., Moura, C.A.V., 2009. Granitóides proterzóicos como marcadores da evolução geotectônica da região nordeste do Pará – Brasil. Revista Brasileira de Geosciências, v. 39, p. 647-657.

Parrish, I.S., 1997. Geologist’s Gordian Knot: To cut or not to cut. Mining Engineering, vol 49, issue 4, p. 45-49.

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28	Certificate of Authors
28.1	Eleanor Black, P.Geo.

I, Eleanor Black, P.Geo., am employed as a Senior Geologist and Partner of Equity Exploration Consultants Ltd., a mining exploration management and consulting company located at 1238 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

This certificate accompanies the technical report titled Technical Report on the Aurizona Gold Mine, Brazil (the “Technical Report”) prepared for Equinox Gold Corp. (“Equinox”) dated April 27, 2020 with an effective date January 24, 2020. I hereby certify the following:

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, membership #145519, Professional Geologist. I graduated from the University of British Columbia (2004) with a Bachelor of Science degree in Geology.
•	I have practiced my profession for 16 years since graduation. I have sufficient relevant experience having been directly involved in managing exploration programs focused on identifying and delineating orogenic gold, porphyry, VMS, and other deposit types in British Columbia, Nunavut, Ontario and Yukon, Canada as well as Finland, Brazil, and the USA. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.
•	I visited the Aurizona Mine between November 11-18, 2017.
•	I am responsible for Sections 4 through 12, and those portions of the Summary, Introduction, Interpretations and Conclusions and Recommendations that pertain to those sections.
•	of the technical report.
•	I am independent of Equinox as described by Section 1.5 of the instrument.
•	I have I have had no previous involvement with the Aurizona Mine.
•	I have read NI 43–101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: April 27, 2020

“Signed and sealed”

Eleanor Black, P.Geo.

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28.2	Gordon Zurowski, P. Eng.

I, Gordon Zurowski, P.Eng. am employed as a Principal Mine Engineer with AGP Mining Consultants Inc. (AGP) located at #246-132K Commerce Park Drive, Barrie ON Canada.

This certificate accompanies the technical report titled Technical Report on the Aurizona Gold Mine, Brazil (the “Technical Report”) prepared for Equinox Gold Corp. (“Equinox”) April 27, 2020 with an effective date January 24, 2020. I hereby certify the following:

•	I am a member in good standing with the Professional Engineers of Ontario (PEO) in Canada, membership #100077750.
•	I graduated from the University of Saskatchewan with a B.Sc. Geological Engineering, 1989.
•	I have practiced my profession continuously for thirty years since graduation.
•	I have been directly involved in mineral resource and reserve estimations and feasibility studies for over 25 years in Canada, the United States, Central and South America, Europe, Asia, Africa, and Australia. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.
•	I visited the Aurizona Mine on July 20-22, 2015.
•	I am responsible for Sections 2, 3, 15, 16, 19, 20, 21, 22, 23, 24, and those portions of the Summary, Introduction, Interpretations and Conclusions and Recommendations that pertain to those sections.
•	I am independent of Equinox as described by Section 1.5 of the instrument.
•	I was previously involved with the Aurizona Mine project in connection with the statement of reserves as part of the 2017 Feasibility Study (Lycopodium, 2017).
•	I have read NI 43–101 and the Technical Report sections for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Signed and dated at Stouffville ON, on April 27, 2020.

“electronic signature”
Gordon Zurowski, P.Eng.

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28.3	Neil Lincoln, P. Eng.

I, Neil Lincoln, P.Eng. am an independent Metallurgical Consultant engaged as a Principal Process Engineer under contract by AGP Mining Consultants, 132 Commerce Park Drive, Unit K #246, Barrie, Ontario, Canada.

This certificate accompanies the technical report titled Technical Report on the Aurizona Gold Mine, Brazil (the “Technical Report”) prepared for Equinox Gold Corp. (“Equinox”) dated April 27, 2020 with an effective date January 24, 2020. I hereby certify the following:

•	I am a professional engineer in good standing with the Professional Engineers of Ontario (PEO) in Canada (no. 100039153). I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.
•	I have practiced my profession continuously as a metallurgist for 26 years. I have sufficient relevant experience having been directly involved in numerous gold processing plant designs. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.
•	I visited the Aurizona process plant on 2 December 2014.
•	I am responsible for sections 13, 17, 18 and those portions of the Summary, Introduction, Interpretations and Conclusions, and Recommendations that pertain to those sections of the technical report.
•	I am independent of Equinox as described by Section 1.5 of the instrument.
•	I have had previous involvement with the Property as a QP for previous technical reports prepared in respect of the Aurizona Gold Mine.
•	I have read NI 43–101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: April 27, 2020

“Signed and sealed”

Neil Lincoln, P.Eng.

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28.4	Trevor Rabb, P. Geo.

I, Trevor Rabb, P.Geo., am employed as a Resource Geologist and Partner of Equity Exploration Consultants Ltd., a mining exploration management and consulting company located at 1238 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

This certificate accompanies the technical report titled Technical Report on the Aurizona Gold Mine, Brazil (the “Technical Report”) prepared for Equinox Gold Corp. (“Equinox”) April 27, 2020 with an effective date January 24, 2020. I hereby certify the following:

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, membership #139599. I graduated from Simon Fraser University (2009) with a Bachelor of Science degree in Geology.
•	I have practiced my profession for 11 years since graduation. I have sufficient relevant experience having been directly involved in managing exploration, practising geostatistics and resource modelling and estimating resources. I have practiced as a geologist since 2009 and have worked managing exploration programs focused on identifying and delineating copper porphyry, VMS, orogenic gold, nickel and other deposits in British Columbia, Yukon, Ontario, Australia, and Brazil. I have specialised in geochemistry, geostatistics and resource modelling for five years on various underground and open pit base metal and gold deposits in Canada, the United States, Central and South America. I have practiced mineral resource estimation for three year on various underground and open pit base metal and gold deposits in Canada, the United States, Central and South America. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43–101.
•	I visited the Aurizona Mine between Oct. 28 – Nov. 14, 2017 and Nov. 11-14, 2019.
•	I am responsible for sections 1.9 and 14 of the technical report.
•	I am independent of Equinox as described by Section 1.5 of the instrument.
•	I have had no previous involvement with the Aurizona Mine.
•	I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: April 27, 2020

“Signed and sealed”

Trevor Rabb, P.Geo.

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